

13001261


CFS

Bancorp, Inc.

2013

NOTICE OF ANNUAL MEETING
PROXY STATEMENT
2012 FORM 10-K


CFS
Bancorp, Inc.

CFS BANCORP, INC.
707 Ridge Road
Munster, Indiana 46321
(219) 836-2960

April 2, 2013

Dear Shareholder:

You are cordially invited to attend the 2013 Annual Meeting of Shareholders of CFS Bancorp, Inc. The meeting will be held at the Center for Visual and Performing Arts located at 1040 Ridge Road, Munster, Indiana 46321 on Tuesday, May 14, 2013, at 10:00 a.m., Central Time. The matters to be considered by shareholders at the meeting are described in the accompanying materials.

It is important that you are represented at the meeting regardless of the number of shares you own or whether you are able to attend the meeting in person. We urge you to vote today via the Internet, by telephone, or by completing, signing, and dating your proxy card and returning it in the postage-prepaid envelope provided even if you plan to attend the meeting. This will not prevent you from voting in person at the meeting but will ensure that your vote is counted in the event you are unable to attend the annual meeting.

On behalf of the Board of Directors and all the employees of Citizens Financial Bank, your continued support of and interest in CFS Bancorp, Inc. is sincerely appreciated.

Best regards,

ROBERT R. ROSS
Chairman of the Board

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CFS BANCORP, INC.
707 Ridge Road • Munster, Indiana 46321

NOTICE OF THE 2013 ANNUAL MEETING OF SHAREHOLDERS OF CFS BANCORP, INC.

Date:	Tuesday, May 14, 2013
Time:	10:00 a.m., Central Time
Place:	Center for Visual and Performing Arts 1040 Ridge Road Munster, Indiana 46321
Purposes:	1. To elect two Class II Directors for a three-year term expiring in 2016 and until their successors are elected and qualified; 2. To ratify the appointment of BKD, LLP as the independent registered public accounting firm for CFS Bancorp, Inc. for the year ending December 31, 2013; 3. An advisory (non-binding) vote to approve the 2012 named executive officer compensation; and 4. To transact such other business that may properly come before the meeting and any adjournment or postponement thereof, including whether or not to adjourn the meeting.
Who Can Vote:	Shareholders at the close of business on March 15, 2013, are entitled to the notice of and to vote at the meeting and at any adjournments thereof.
How You Can Vote:	You may vote in person or by proxy. ***Whether or not you plan to attend the meeting, you are urged to vote your shares via the Internet, by telephone, or by completing, signing, and dating the enclosed proxy card and returning it as soon as possible using the enclosed postage-prepaid envelope.*** Doing so will ensure you are represented at the meeting and allow your shares to be voted should anything prevent your attendance at the meeting. ***Your vote is important and greatly appreciated.***

By Order of the Board of Directors,



MONICA F. SULLIVAN
Vice President – Corporate Secretary

Munster, Indiana
April 2, 2013

Your Vote Is Important. Whether you own one share or many shares, your prompt cooperation in voting your proxy is greatly appreciated. Please vote your shares via the Internet, by telephone, or by completing, signing, dating, and returning the executed enclosed proxy card in the postage-prepaid envelope provided.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 14, 2013. This proxy statement and our annual report on Form 10-K for the fiscal year ended December 31, 2012, are available at *https://materials.proxyvote.com/12525D*.

CFS BANCORP, INC.
2013 ANNUAL MEETING PROXY STATEMENT

Table of Contents

CFS BANCORP, INC.

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

May 14, 2013

VOTING AND RELATED MATTERS

This proxy statement is being furnished to the shareholders of CFS Bancorp, Inc. (*Company* or *CFS*) in connection with the solicitation of proxies by the Company's Board of Directors relating to the 2013 Annual Meeting of Shareholders of CFS to be held at the Center for Visual and Performing Arts located at 1040 Ridge Road, Munster, Indiana 46321 on Tuesday, May 14, 2013, at 10:00 a.m., Central Time.

Why am I receiving this proxy statement?

You are receiving a proxy statement because you owned shares of CFS common stock on March 15, 2013, which is the date that the Board of Directors has fixed as the record date (*Record Date*) for determining shareholders entitled to notice of and to vote at the annual meeting and any adjournment or postponement of the meeting. This proxy statement describes the matters on which we are asking you to vote and provides information so that you can make an informed decision. The notice of annual meeting, proxy statement, and proxy card are being mailed to shareholders on or about April 2, 2013.

What will I be voting on?

- Election of two Class II Directors for a term of three years (see **Proposal 1 – Election of Directors**)
- Ratification of BKD, LLP as the Company's independent registered public accounting firm for the year ending December 31, 2013 (see **Proposal 2 – Ratification of Independent Registered Public Accounting Firm**)
- An advisory (non-binding) vote to approve the 2012 named executive officer compensation (see **Proposal 3 – Advisory (Non-Binding) Vote to Approve the 2012 Named Executive Officer Compensation**)

What are the Board of Directors' recommendations on how I should vote my shares?

The Board of Directors recommends that you vote your shares as follows:

Proposal 1 - **FOR** the election of each of the Board's director nominees (John W. Palmer and Daryl D. Pomranke) for a three-year term.

Proposal 2 - **FOR** the ratification of the appointment of BKD, LLP as our independent registered public accounting firm for 2013.

Proposal 3 - **FOR** the approval of the 2012 named executive officer compensation.

How will proxies be voted?

The shares represented by properly executed and returned proxies will be voted according to the instructions that you provide. If no instructions are provided, the persons named as proxies will vote **FOR** the election of John W. Palmer and Daryl D. Pomranke as Directors, **FOR** Proposal 2, and **FOR** Proposal 3.

The Board of Directors does not know of any matter other than those stated in the notice of annual meeting and this proxy statement that may come before the annual meeting. If any other matters are properly presented for action at the annual meeting, or at any adjournment or postponement of the meeting, a signed proxy will confer discretionary authority to the persons named in the proxy to vote on those matters, including whether or not to adjourn the meeting. It is intended that the persons named as proxies will vote with respect to those matters as recommended by the Board of Directors of CFS or, if no recommendation is given, in their best judgment.

How do I vote?

You can vote either in person at the meeting or by proxy without attending the meeting via proxy card, the Internet, or by telephone. We encourage you to attend the meeting and urge you to vote by proxy even if you plan to attend so that we will know as soon as possible that enough votes will be present to establish a quorum for us to hold the meeting. If you attend the meeting in person, you may vote by ballot at the meeting even though you previously voted by proxy. Please contact Monica F. Sullivan, our Corporate Secretary, at (219) 836-2960 if you need directions to the annual meeting.

If you are the record holder of your shares, you can vote by completing, dating, and signing the enclosed proxy card and returning it in the enclosed postage-prepaid envelope. You also may vote your shares by following the instructions contained on the enclosed proxy card to vote via the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate shareholders using a control number and allow shareholders the opportunity to confirm that their instructions have been properly recorded.

If your shares are held through a broker, bank, or other record holder, you may vote your shares by completing, dating, and signing the voting instruction form that you receive from your broker, bank, or other record holder. You may also be able to vote your shares via the Internet or by telephone in accordance with the instructions provided by your broker, bank, or other record holder.

Can I change my vote?

You have the right to revoke your proxy at any time before the meeting by (i) notifying Monica F. Sullivan, our Corporate Secretary, in writing at 707 Ridge Road, Munster, Indiana 46321 or (ii) delivering a later-dated proxy card. If you are a shareholder of record, you may also revoke your proxy by voting in person at the meeting. If you hold your shares through a broker, bank, or other record holder, please contact your broker or bank for procedures and documentation on how to change your vote.

How will shares in our 401(k) Retirement Plan be voted?

If you are a participant in the Citizens Financial Bank 401(k) Retirement Plan *(Retirement Plan)*, you will receive a voting instruction card to use to provide voting instructions to Vanguard Fiduciary Trust Company, the trustee for the Retirement Plan, for the shares allocated to your account under the Retirement Plan as of the Record Date. Your voting instructions to the trustee should be completed, dated, signed, and returned in the envelope provided, or you may vote via the Internet or by telephone, by 11:59 p.m. Eastern Time on May 9, 2013. ***Please do not return your voting instructions to the Company. Your voting instructions relating to the shares allocated to your Retirement Plan account will be kept confidential by the trustee and will not be disclosed to any of our directors, officers, or employees.***

Unless the terms of the Retirement Plan or the fiduciary duties of the trustee require otherwise, the trustee will vote the shares allocated to your account under the Retirement Plan in accordance with your instructions if received by the trustee in a timely manner. If you do not return your voting instruction card in a timely manner or if you return the voting instruction card unsigned or without indicating how you desire to vote the shares allocated to your Retirement Plan account, the trustee will vote the shares allocated to your account in the same proportion and in the same manner as the other shares in the Retirement Plan are voted with respect to which timely and proper instructions have been received.

What does it mean if I receive more than one proxy card?

If you hold your shares in multiple registrations, or in both your own name and through a broker or bank, you will receive a proxy card for each account. Please sign, date, and return all proxy cards you receive. If you choose to vote via the Internet or by telephone, please vote once for each proxy card you receive. Only your latest dated proxy card for each account will be voted.

How many votes do I have?

You have one vote for every share of CFS common stock that you owned on March 15, 2013.

How many shares are entitled to vote?

There were 10,938,126 shares of CFS common stock outstanding and entitled to vote at the annual meeting as of March 15, 2013. Each share is entitled to one vote. There is no cumulative voting.

How many votes must be present to hold the meeting?

A majority of the votes that can be cast must be present, in person or by proxy, for there to be a quorum to hold the meeting. Proxies received but marked as ABSTAIN and broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting for purposes of determining whether a quorum is present.

How many votes are needed for the proposals to pass?

Election of Directors (Proposal 1). Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting in which a quorum is present. In other words, the two Director candidates receiving the highest number of FOR votes will be elected. Shareholders may vote FOR the election of nominees proposed by the Board or to WITHHOLD authority to vote FOR one or more of the nominees being proposed. Votes to WITHHOLD and broker non-votes are not counted as a vote FOR or AGAINST that nominee. Brokers who hold shares in "street name" for customers who are the beneficial owners of such shares may not give a proxy to vote those shares for the election of directors absent specific instruction from their customers. See **What is a broker non-vote?** below.

Ratification of Independent Registered Public Accounting Firm (Proposal 2). The ratification of the appointment of BKD, LLP as our independent registered public accounting firm for the year ending December 31, 2013, will be approved if the votes cast FOR the proposal exceed those cast AGAINST it. A proxy card marked as ABSTAIN with respect to this proposal and broker non-votes will not count as a vote FOR or AGAINST the proposal. Brokers who hold shares in "street name" for customers who are the beneficial owners of such shares may give a proxy to vote those shares as to this proposal absent specific instructions from their customers.

Approval of the 2012 Named Executive Officer Compensation (Say-on-Pay) (Proposal 3). The approval of the proposal providing an advisory vote of our shareholders to approve our 2012 named executive officer compensation (also known as *say-on-pay*) requires that the votes cast FOR the proposal exceed those cast AGAINST the proposal. A vote to ABSTAIN and broker non-votes are not treated as a vote FOR or AGAINST, and thus will have no effect on the outcome of the vote. Brokers may not vote shares held by them FOR or AGAINST this proposal without specific instructions from the beneficial owner of the shares. This is an advisory vote, which means it is non-binding on either the Compensation Committee or our Board of Directors. The vote will provide our Compensation Committee and Board with information relating to the opinions of our shareholders, which the Compensation Committee and the Board will consider as it makes determinations with respect to future action regarding our executive compensation.

What is a broker non-vote?

A broker non-vote occurs when a broker, bank, or other record holder (typically referred to as being held in "street name") cannot vote on a particular matter because the broker or bank does not have discretionary voting power with respect to that matter and has not received voting instructions from the beneficial owner of the shares. Brokers and banks have the discretion to vote shares held in "street name" on routine matters, but not on non-routine matters. Routine matters include the ratification of the appointment of our independent registered public accountant, but the election of directors and the say-on-pay proposal are considered non-routine matters. Thus, if your shares are held in "street name" and you do not provide instructions to your broker as to how your shares are to be voted in the election of directors or the say-on-pay proposal, your broker, bank, or other nominee will not be able to vote your shares on these matters at the annual meeting. We urge you to provide instructions to your broker, bank, or other nominee so that your votes may be counted. You should vote your shares by following the instructions provided on the voting instruction form that you receive from your broker, bank, or other nominee.

Who pays for the proxy solicitation cost?

The Company will pay for expenses incurred for the solicitation of proxies. We contemplate that proxies will be solicited principally through the mail, but some of our Directors and officers, as well as certain of our employees, may solicit proxies personally or by telephone, fax, mail, or e-mail without receiving special compensation for these services. In addition to sending you these materials, you may also be solicited through Company press releases and postings on our website, *www.citz.com*.

Will I receive a copy of the annual report of CFS?

Our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the United States Securities and Exchange Commission *(SEC)* on March 4, 2013, is included with this proxy statement. The Annual Report includes our audited consolidated financial statements, along with other financial information and a list of exhibits, and we urge you to read it carefully. If any shareholder desires a copy of any exhibits filed as a part of the Form 10-K, we will furnish the exhibits upon request without charge.

Can I access CFS' proxy materials and annual report electronically?

This proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2012, are available at *https://materials.proxyvote.com/12525D*. We encourage all shareholders to elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail. You may choose this option and save us the cost of producing and mailing these documents by:

- following the instructions provided on your proxy card or voting instruction form;
- following the instructions provided when you vote over the Internet; or
- going to *https://materials.proxyvote.com/12525D* and following the instructions provided.

If you choose to view future proxy statements and annual reports over the Internet, you will receive an e-mail message next year containing the Internet address to use to access our proxy statement and annual report. The e-mail also will include instructions for voting over the Internet. You will have the opportunity to opt out at any time by following the instructions on this same website. You do not have to elect Internet access each year.

What is "householding?"

We have adopted a procedure called "householding" which has been approved by the SEC. Under this procedure, a single copy of the annual report and the proxy statement will be sent to multiple shareholders sharing the same address and last name unless one of the shareholders at that address notifies us that they wish to receive individual copies. This procedure allows us to save on printing costs and related fees. Shareholders who participate in householding will continue to receive separate proxy cards. Householding will not affect dividend check mailings in any way. Beneficial owners can request information about householding from their banks, brokers, or other holders of record.

What if I want to receive a separate copy of the annual report and the proxy statement?

If you are a shareholder of record and you received a single copy of the annual report and the proxy statement at an address that you share with another shareholder, we will promptly deliver a separate copy at your request by writing Monica F. Sullivan, our Corporate Secretary, at 707 Ridge Road, Munster, Indiana 46321, calling her at (219) 836-2960, or e-mailing her at msullivan@citz.com. Shareholders of record who share an address and received multiple copies of the annual report and proxy statement may request householding of these materials by contacting Ms. Sullivan.

How do I revoke my consent to the householding program?

If you are a holder of record and share an address and last name with one or more other holders of record, and you wish to receive separate annual reports, proxy statements, and other disclosure documents in the future, you must revoke your consent by contacting Broadridge Corporate Issuer Solutions, Inc., either by calling toll free at (800) 542-1061 or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. You will be removed from the householding program within 30 days of Broadridge's receipt of your householding consent revocation.

A number of brokerage firms have instituted householding. If you hold your shares in "street name," please contact your bank, broker, or other holder of record to request information about householding.

PROPOSAL 1 – ELECTION OF DIRECTORS

The Corporate Governance and Nominating Committee unanimously recommended to the Board of Directors that John W. Palmer and Daryl D. Pomranke be nominated for election as Directors at the annual meeting. The Board accepted the committee's recommendations and unanimously nominated Mr. Palmer and Mr. Pomranke for election as Directors. The proxies solicited will, unless otherwise directed, be voted for the election of the Board's two nominees to serve as Class II Directors for a three-year term expiring in 2016 and until their successors are elected and qualified. Mr. Palmer and Mr. Pomranke have each consented to be named in this proxy statement as nominees and to serve if elected. All of the Directors of CFS are also Directors of Citizens Financial Bank, CFS' wholly-owned federal savings bank (*Bank*). Mr. Frank D. Lester, a former director of the Company, is a director of the Bank. There are no family relationships among any of our Directors or Named Executive Officers.

The Board of Directors has no reason to believe that either of the nominees are unable to serve or will not serve if elected. If for any reason a nominee becomes unable to serve or unwilling to serve if elected, proxies voted for that nominee may be voted with discretionary authority for a substitute or substitutes that shall be designated and nominated by the Board.

Pursuant to Indiana law and our Articles of Incorporation and By-laws, our Directors are elected to serve staggered terms and are divided into three classes, with each class being as nearly equal in number as possible, and with the term of office of one class expiring each year. Currently, six Directors serve on the Board of Directors, including two Class I Directors whose terms expire at the 2015 annual meeting, two Class III Directors whose terms expire at the 2014 annual meeting, and two Class II Directors whose terms expire at this annual meeting.

As described below under **Board Committees and Related Matters — Consideration of Director Candidates**, the Corporate Governance and Nominating Committee seeks a diverse group of Director candidates. Although the Company does not have a formal policy on diversity in board membership, the committee considers nominees who, together with our other Board members, have significant executive and financial experience and demonstrate, among other things, broad industry knowledge, the highest level of personal integrity, independence of judgment, loyalty, and willingness to serve and to commit the necessary amount of time to oversee the Company's affairs. The committee also believes that the Board of Directors should be comprised of individuals with diverse business backgrounds and other differentiating characteristics that can provide a multi-faceted set of perspectives and experience to our Board. The committee applied these factors to our Board and determined that the six Directors, including the two Director nominees, have the breadth of relevant and diverse experience necessary to serve the best interests of our shareholders. In addition to these factors, the individual experience, qualifications, attributes, and/or skills that led the committee to conclude that each incumbent and Director nominee is qualified to serve on our Board is discussed in the following Director biographies.

The Board of Directors unanimously recommends that you vote FOR the two Director nominees listed below and on the enclosed proxy card.

DIRECTOR NOMINEES AND DIRECTORS CONTINUING IN OFFICE

Name	Age	Position Held With CFS	Director Since	Class	Current Term Expires
NOMINEES FOR ELECTION AT THE 2013 ANNUAL MEETING					
John W. Palmer	52	Director	2010	II	2013
Daryl D. Pomranke	52	Chief Executive Officer	2011	II	2013
OTHER BOARD MEMBERS CONTINUING IN OFFICE					
Gregory W. Blaine	64	Director	1998	III	2014
Gene Diamond	60	Director	1998	I	2015
Robert R. Ross	67	Chairman of the Board	2004	I	2015
Joyce M. Simon	65	Director	2004	III	2014

John W. Palmer became a Director of CFS and the Bank in 2010 and serves as a member of our Audit Committee. Mr. Palmer formerly practiced as a Certified Public Accountant and is the co-founder of PL Capital, LLC., an investment firm specializing in the banking industry. PL Capital focuses on publicly traded banks and thrifts with market capitalizations ranging from $20 million to $5 billion. Prior to co-founding PL Capital in 1996, Mr. Palmer was a director at KPMG LLP, an international public accounting firm, from 1983 to 1996. While at KPMG LLP, Mr. Palmer specialized in commercial banking, consumer finance, thrifts, mortgage banking, and discount brokerage, serving public and privately held clients. He has experience with merger and acquisition transactions, public and private securities offerings, and numerous filings with the SEC and regulatory authorities including offerings to convert mutual thrift organizations to stock form companies. Mr. Palmer is the former Chairman of the Board of Directors of Security Financial Bancorp, Inc., a publicly-traded $200 million in assets thrift located in St. John, Indiana. Mr. Palmer also previously served as a director of Franklin Bancorp and its wholly-owned subsidiary Franklin Bank, N.A., a $700 million in assets commercial bank located in Southfield, Michigan, where he served on the audit, compensation, and loan committees of the board. Mr. Palmer also served as Chairman of the Strategic Planning Committee of Franklin Bancorp. He formerly served on the Board of Directors of Clever Ideas, Inc., a privately-held specialty finance company located in Chicago, Illinois, from 1998 to 2006. Mr. Palmer also serves on the Board of HF Financial Corp. a publicly-traded $1.2 billion in assets thrift holding company which is the parent holding company of Home Federal Bank, located in Sioux Falls, South Dakota which operates 34 branches throughout South Dakota and Minneapolis, Minnesota. Mr. Palmer is an experienced businessperson and familiar with financial statements.

Daryl D. Pomranke was appointed Chief Executive Officer of the Company and the Bank and was appointed to the Company's Board of Directors effective December 30, 2011. Mr. Pomranke was named President and Chief Operating Officer of the Company and the Bank in April 2008, after joining the Company and the Bank as Executive Vice President and Chief Operating Officer in April 2007. Mr. Pomranke was elected as a Director of the Bank in June 2009. Prior to joining us, he was employed by Harris N.A. (Northwest Indiana Region) and its predecessor, Mercantile National Bank of Indiana, since 1998. Mr. Pomranke had various management roles and responsibilities at Harris N.A., including Regional Financial Services Officer, Chief Financial Officer, corporate development, corporate lending, cash management services, and strategic planning.

Gregory W. Blaine has been a Director of CFS and the Bank since 1998. Mr. Blaine currently serves as a member of our Audit, Compensation, and Corporate Governance and Nominating Committees. Mr. Blaine is the former Chairman and Chief Executive Officer of TN Technologies, Inc., a digital marketing communications company, retiring in 1998. Mr. Blaine also served in various management roles with True North Communications, Inc., the parent company of TN Technologies, from 1979 to 1998, including Director of Global Operating Systems, and a member of the Board of Directors of True North Communication from 1990 to 1997. Mr. Blaine's experience as a member of the Board of Directors, Chief Executive Officer, and other senior management positions of a leading communications firm provides our Board of Directors with essential insight into management, marketing, and public relations matters affecting the Bank. His extensive management experience leads to thought provoking discussions with our Board and management.

Gene Diamond has been a Director of CFS since 1998 and the Bank since 1994. Mr. Diamond chairs our Compensation Committee. Mr. Diamond serves as the Regional Chief Executive Officer of the Northern Region of Franciscan Alliance where he is responsible for the hospital group consisting of Franciscan St. Margaret Health, located in Hammond and Dyer, Indiana; Franciscan St. Anthony Health in Crown Point, Indiana; Franciscan St. Anthony Health in Michigan City, Indiana; and Franciscan Physicians Hospital in Munster, Indiana. From 2001 to 2004, Mr. Diamond served as the Regional Chief Operating Officer of the Northern Region. Mr. Diamond previously served as Chief Executive Officer of St. Margaret Mercy Healthcare Centers from 1993 to 2004. Mr. Diamond's Chief Executive and large employer experience provides our Board of Directors with an essential resource for human resources related issues. Mr. Diamond's contemplative demeanor and common sense approach provide an added set of skills to our Board.

Robert R. Ross has been a Director of CFS and the Bank since 2004. Mr. Ross serves as our non-executive Board Chairman, chairs our Audit Committee and is a member of our Corporate Governance and Nominating Committee and the Bank's Asset Liability Management Committee. Mr. Ross has served as the President of Ross Consulting, a business and financial consulting firm, since 2004. Mr. Ross was an Audit Partner with PricewaterhouseCoopers, LLP, an international public accounting firm, from 1982 to 2004. While a partner at PricewaterhouseCoopers, Mr. Ross served a variety of public companies including those in the financial and insurance services industries. His internal responsibilities at PricewaterhouseCoopers, among others, included risk management oversight for the Midwest Region Offices of the firm and development of the firm's global independence policies. Mr. Ross has also served as a special accounting advisor to an independent counsel to the SEC in connection with certain investigative matters and has served as an instructor on the performance of integrated audits as prescribed by the Public Company Accounting Oversight Board. Mr. Ross' expertise in public accounting and risk management provides our Board of Directors with a wealth of highly technical knowledge pertaining to public company reporting, auditing, accounting, risk management, and internal financial control issues, policies, and procedures. Mr. Ross' ability to serve on the Audit Committee based on his current and past experience is among the reasons he was selected for Board membership. Mr. Ross' involvement in the Northwest Indiana business and not-for-profit communities provides us with added knowledge of this market and has resulted in a significant number of business referrals to the Bank during his tenure as a Director. Mr. Ross has prior experience as director on the boards of a number of not-for-profit entities and is also a Trustee Emeritus of Calumet College of St. Joseph.

Joyce M. Simon has been a Director of CFS and the Bank since 2004. Ms. Simon chairs our Corporate Governance and Nominating Committee and is a member of our Compensation Committee. Ms. Simon is a CPA and has served as the Chief Financial Officer of the John G. Shedd Aquarium since 1992. Ms. Simon previously served as an Audit Partner with Ernst & Young LLP, an international public accounting firm, in Chicago, Illinois from 1988 through 1991 where she served a variety of public companies including those in the financial services industry. Ms. Simon's experience provides our Board with auditing, accounting, risk management, and technology expertise. Her familiarity and experience with public company filing and auditing requirements and financial expertise were among the reasons for her selection for Board membership. Ms. Simon is extremely detail oriented and her keen understanding of strategic versus tactical issues aids us in keeping discussions at the appropriate level.

EXECUTIVE OFFICERS

Below you will find the name, age, and certain information with respect to the principal occupations during the last five years of the current Executive Officers of CFS and the Bank, other than Mr. Pomranke, who do not also serve as a Director of CFS. All the Executive Officers are elected annually by our Board of Directors and serve until their successors are elected and qualified. There are no family relationships among any of our Directors or Executive Officers, and there are no arrangements or understandings between our Executive Officers and any other person which resulted in the person being elected as an Executive Officer, other than our employment agreements with Messrs. Pomranke and Weberling. We refer to these individuals as our "Named Executive Officers", or "NEOs" in this proxy statement.

Jerry A. Weberling, 61, joined CFS and the Bank as Executive Vice President and Chief Financial Officer in June 2010. Prior to joining us, Mr. Weberling served as Senior Executive Vice President and Chief Financial Officer for MAF Bancorp, Inc. and MidAmerica Bank, FSB located in Clarendon Hills, Illinois, from 1990 to 2007. Mr. Weberling served on the boards of MAF Bancorp and MidAmerica Bank from 1998 to 2007. Prior to joining MidAmerica Bank in 1984, Mr. Weberling was a senior manager at KPMG LLP, an international public accounting firm located in Chicago, Illinois, in the savings and loan, real estate, and mortgage banking practices.

Dale S. Clapp, 50, joined the Bank as Executive Vice President – Business Banking in April 2008. In December 2009, Mr. Clapp was appointed to Executive Vice President – Sales Management, and his responsibilities expanded to include retail sales, marketing, and implementation of our performance management system. Prior to joining us, Mr. Clapp served as Senior Vice President and Regional Sales Manager of the business banking group at Harris N.A. (Northwest Indiana Region), and its predecessor, Mercantile National Bank of Indiana, since 1995. While at Harris N.A., Mr. Clapp was responsible for the Indiana business banking sales team, cash management group, and the business development of relationship managers. Prior to joining Mercantile National Bank of Indiana, Mr. Clapp was with Horizon Bank in Michigan City, Indiana, as Vice President of Business Banking.

Daniel J. Zimmer, 49, joined the Bank as Senior Vice President – Senior Credit Officer in December 2007 and is responsible for the day-to-day operations of credit administration, collections, and asset management. Mr. Zimmer is also the Chairman of the Bank's Asset Management Committee. Mr. Zimmer evaluates the loan portfolio and conducts analysis on developing trends and concentrations. Prior to joining us, Mr. Zimmer was the commercial loan credit manager at MidAmerica Bank, FSB in Clarendon Hills, Illinois, from 2006 to 2007 where he assisted with growing the commercial loan portfolio to $2.0 billion prior to MidAmerica's sale to National City Corporation (now PNC Financial Services Group, Inc.). Mr. Zimmer was also the commercial loan credit manager at Standard Bank & Trust in Hickory Hills, Illinois, from 2004 to 2006 where he was responsible for underwriting loan requests in excess of $500,000, hiring and training analysts, and providing credit training classes to relationship managers.

Rebecca D. Rees, 55, joined the Bank in September 1978 and has served in various capacities and a variety of progressively increasing job responsibilities throughout her career. Ms. Rees was promoted to her current position of Senior Vice President – Information Systems and Operations in June 2006. Ms. Rees oversees all Bank-wide network communications and manages the internal and external technology infrastructure for the Company and Bank. Additionally, Ms. Rees has oversight responsibility for deposit and loan operations. Earlier in Ms. Rees' career, she managed client-facing employees within our banking centers and was responsible for managing client relationships.

BENEFICIAL OWNERSHIP OF COMMON STOCK BY CERTAIN SHAREHOLDERS

The following table sets forth the beneficial ownership of the Company's common stock, as of March 15, 2013, with respect to (i) each beneficial owner of more than 5% of our common stock; (ii) each Director and Director nominee; (iii) each of the Named Executive Officers; and (iv) all Directors and Executive Officers as a group. At March 15, 2013, the Company had 10,938,126 shares of common stock that were issued and outstanding.

Name of Beneficial Owner	Number of Common Shares Beneficially Owned (1)	Options Exercisable	Unvested Restricted Stock (2)	Total Amount of Beneficial Ownership	Total Percentage Ownership
Owners of More Than Five Percent:					
PL Capital, LLC 20 E. Jefferson Ave., Suite 22 Naperville, IL 60540	1,057,659 (3)	—	—	1,057,659	9.67%
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	921,513 (4)	—	—	921,513	8.42%
Citizens Financial Bank 401(k) Retirement Plan c/o Vanguard Fiduciary Trust Services 500 Admiral Nelson Blvd. Malvern, PA 19355	686,652 (5)	—	—	686,652	6.28%
Directors and Director Nominees:					
Gregory W. Blaine	31,292	11,000	408	42,700	*
Gene Diamond	65,029 (6)	11,000	408	76,437	*
John W. Palmer	1,057,659 (3)	—	—	1,057,659	9.67%
Daryl D. Pomranke	46,268 (7)	5,000	20,675	71,943	*
Robert R. Ross	16,316 (8)	16,000	408	32,724	*
Joyce M. Simon	22,380 (9)	16,000	408	38,788	*
Other Named Executive Officers:					
Jerry A. Weberling	74,353 (10)	—	13,754	88,107	*
Dale S. Clapp	19,915 (11)	—	12,651	32,566	*
Daniel J. Zimmer	11,933 (12)	—	8,968	20,901	*
Rebecca D. Rees	56,503 (13)	24,000	7,809	88,312	*
All Directors, Director nominees, and other Executive Officers of CFS as a group (10 persons)	1,401,648	83,000	65,489	1,550,137	14.07%

* Represents less than 1% of the outstanding stock.

(1) Based upon filings made under the Securities Exchange Act of 1934, (*Exchange Act*) and information furnished by the Directors and Executive Officers named in this table. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares.

(2) Shares of unvested restricted stock are included in the table because the recipient of the shares has the right to vote and receive any dividends declared and payable on such shares during such time as the shares remain unvested. Once shares of restricted stock are vested, the shares are included in the number of common shares beneficially owned.

(3) Based on information provided by Mr. Palmer on his Directors and Officers Questionnaire signed and dated February 10, 2013 regarding his beneficial ownership of the Company's common stock. Includes shares owned by PL Capital, LLC.; Financial Edge Fund, L.P.; Financial Edge–Strategic Fund, L.P.; Goodbody/PL Capital, L.P.; PL Capital/Focused Fund, L.P.; PL Capital Advisors, LLC; Goodbody/PL Capital, LLC; John W. Palmer; Richard J. Lashley; Beth Lashley; Dr. Robin Lashley; Danielle Lashley; Irving A. Smokler; Red Rose Trading Estonia OU; and PL Capital Pension Plan. Certain of these parties have sole and/or shared voting and dispositive power with respect to these shares.

(4) Information included is based solely on a Schedule 13G/A filed with the SEC by Dimensional Fund Advisors LP on February 11, 2013, in which Dimensional Fund Advisors expressly disclaims beneficial ownership of these securities.

(5) The Citizens Financial Bank 401(k) Retirement Plan (*Retirement Plan*) is governed by the terms of a written document adopted by our Board of Directors. Vanguard Fiduciary Trust Company acts as the trustee of the Retirement Plan under the terms of a trust agreement with the Company. In accordance with the agreement, the shares held in the Retirement Plan are voted in accordance with the instructions of the participating employees. If no instructions are received from a participant, the trustee votes the shares in proportion with the instructions that were received from other participants. Information provided is based on Schedule 13G/A filed with the SEC on February 1, 2013.

(6) Includes 1,237 shares held in an individual retirement plan for Mr. Diamond; 42,000 shares owned jointly with his spouse; and 3,000 shares held by a private foundation he established.

(7) Includes 4,394 shares allocated to Mr. Pomranke's account in the Retirement Plan; 24,874 shares owned jointly with his spouse; and 1,000 shares owned by his adult children.

(8) Mr. Ross' shares are owned jointly with his two adult children.

(9) Includes 18,588 shares held in a trust for Ms. Simon established by CFS to fund its obligations with respect to the Directors' deferred compensation plan and 1,000 shares owned jointly with her spouse.

(10) Includes 12,229 shares allocated to Mr. Weberling's account in the Retirement Plan; 33,700 shares held in an individual retirement account; and 27,000 shares owned jointly with his spouse.

(11) Includes 1,055 shares allocated to Mr. Clapp's account in the Retirement Plan and 2,693 shares owned jointly with his spouse.

(12) Includes 2,690 shares allocated to Mr. Zimmer's account in the Retirement Plan.

(13) Includes 30,046 shares allocated to Ms. Rees' account in the Retirement Plan.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires certain of our officers and each of our Directors, as well as other persons who own more than ten percent of our outstanding common stock, to file reports detailing their stock ownership and certain changes in their stock ownership with the SEC.

We have reviewed the written statements regarding their CFS stock ownership provided to us by our Directors and officers who are required to file these reports. Based solely on a review of these reports and statements, we believe that our Directors and officers who are required to file these reports complied timely with those filing requirements for 2012.

CORPORATE GOVERNANCE

Director Independence

Our Board of Directors has affirmatively determined that a majority of our Directors are independent under the applicable NASDAQ rules. Our Independent Directors are Gregory W. Blaine, Gene Diamond, John W. Palmer, Robert R. Ross, and Joyce M. Simon.

Board Composition and Committees

Our Board of Directors is currently comprised of six members. Our Board has an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee. Our Bank Board has an Executive Committee. Our Board may establish additional committees from time to time. The duties of the Executive Committee are set forth in the board resolutions that authorized the committee. The charters for our Audit, Compensation, and Corporate Governance and Nominating Committees are available for review on our website at *www.citz.com* – Investor Relations – Governance Documents. See **Board Committees and Related Matters** below.

Corporate Governance Guidelines and Code of Conduct and Ethics

Our Board of Directors has adopted Corporate Governance Guidelines that, along with our Articles of Incorporation, By-laws, and charters of our various Board committees, provide the foundation for our governance. Among other things, our Corporate Governance Guidelines address the composition, functions, responsibilities, and committees of our Board; minimum qualifications for Directors; Director independence requirements; appointment of a Lead Independent Director, if considered necessary; limitations as to service on other boards; access to management; Director compensation, orientation, and development; management succession and review; and annual Board and committee evaluations.

We have a code of conduct and ethics (*Code of Ethics*) applicable to all Directors, Executive Officers, and employees. We will disclose in a current report on Form 8-K filed with the SEC the nature of any amendment to the Code of Ethics (other than technical, administrative, or other non-substantive amendments), our approval of any material departure from a provision of the Code of Ethics, and our failure to take action within a reasonable period of time regarding any material departure from a provision of the Code of Ethics that has been made known to any of our Executive Officers.

Our Corporate Governance Guidelines and Code of Ethics are available on our website at *www.citz.com* – Investor Relations – Governance Documents. Copies are also available to any shareholder upon written request to Monica F. Sullivan, Corporate Secretary, at 707 Ridge Road, Munster, Indiana 46321.

Risk Oversight Process

Our Board of Directors administers risk oversight of CFS and the Bank through the Audit Committee. The committee oversees the internal audit function. The Vice President – Internal Audit functionally reports to the committee and administratively reports to our President and Chief Executive Officer. As provided in its charter, the committee monitors the appointment, compensation, and oversight of the Vice President – Internal Audit and periodically reviews the organizational structure and qualifications of the internal audit function. The Vice President – Internal Audit assists in the preparation of the agenda for each Audit Committee meeting and regularly attends such meetings.

The Audit Committee provides regular risk management updates to the full Board of Directors. Additionally, the Board reviews risk management policies annually and the minutes of the Audit Committee meetings. The committee meets in executive session, without management present, with the Vice President – Internal Audit on a periodic basis. The Board also oversees the risk management associated with its compensation and corporate governance practices through regular reports from its Compensation and Corporate Governance and Nominating Committees. The Compensation Risk Assessment Committee consists of senior management from our human resources department and the Vice President – Internal Audit and is charged with providing an annual assessment of the risks associated with our corporate compensation plans and practices, with a particular focus on incentive compensation arrangements, to our Compensation Committee.

Director Attendance

We do not have a formal policy regarding Director attendance at our annual meetings of shareholders. However, absent unavoidable extenuating circumstances, all of our Directors are expected to attend our annual meeting of shareholders and to be available to meet with shareholders before and after the meeting. We typically schedule a board meeting in conjunction with the annual meeting. All of our Directors attended our 2012 annual meeting.

During 2012, our Board of Directors met ten times either in person or via conference calls. No Director attended fewer than 75% of the aggregate total number of meetings held and the total number of meetings held by all committees during their service period.

Executive Sessions

Executive sessions of our Board of Directors are those at which only non-employee Directors are present. The Independent Directors of the Board met in executive session four times during 2012.

Shareholder Communications with our Board of Directors

Shareholders may correspond with the Chairman or any other member of our Board of Directors by writing a letter addressed to his or her attention in care of Monica F. Sullivan, Corporate Secretary, at 707 Ridge Road, Munster, Indiana 46321. All correspondence addressed in this manner will remain sealed and will only be opened by the person to whom it is addressed. Employees and others who wish to contact a specific member of our Board or our Audit Committee to report complaints or concerns with respect to accounting, internal accounting controls, or auditing matters may do so confidentially by directing correspondence to the attention of the member, in care of our Vice President – Internal Audit at 707 Ridge Road, Munster, Indiana 46321.

RELATED PARTY TRANSACTIONS

Except as described below with respect to loans made by the Bank, all related party transactions involving any of our Directors, Named Executive Officers, and five percent shareholders must be approved by the Board of Directors, with any such related Director, Named Executive Office or shareholder recusing him or herself from any discussions and abstaining from voting on the matter, if applicable. Our Board has adopted a Related Party Transaction Policy to establish a procedure by which the Company identifies, reviews, and approves certain transactions between the Company, its subsidiaries, including but not limited to the Bank, and those persons deemed to be "Related Parties." Related party transactions are evaluated on a case-by-case basis in accordance with this policy and the applicable provisions of our Code of Ethics.

The Bank may, in accordance with federal regulations, extend credit to its Directors, officers, and employees, as well as members of their immediate families, in the ordinary course of business under substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank. These loans are made in accordance with the Bank's underwriting guidelines and do not involve more than the normal risk of collectibility or present other unfavorable features. In addition, all loans made by the Bank to Directors in excess of $500,000 must be approved in advance by the Bank's Board of Directors. At December 31, 2012, there were six loans outstanding to Directors and Regulation O Officers with an aggregate principal balance of $432,000, all of which were current.

The Bank employs Michael P. Prisby, the son of Thomas F. Prisby, our former Chairman and Chief Executive Officer who retired effective December 31, 2011, as its Vice President and Corporate Investment Officer. As a result of Mr. Thomas Prisby's retirement, Mr. Michael Prisby is no longer considered a related party for disclosure purposes after 2011. Mr. Michael Prisby's compensation and benefits for 2011 totaled $195,735.

On November 18, 2010, CFS Bancorp, Inc. and its banking subsidiary, Citizens Financial Bank, entered into a Standstill Agreement (the *Agreement*) with PL Capital, LLC, John W. Palmer, Richard J. Lashley, and certain affiliates thereof (*PL Capital Parties*). Mr. Palmer was elected to the Company's Board of Directors at its 2010 Annual Meeting of Shareholders as a result of the proxy contest conducted by the PL Capital Parties seeking to elect Mr. Palmer to the Board. Under the terms of the Agreement, the PL Capital Parties agreed that from the date of the Agreement and continuing through the first business day following the date on which the Company's 2012 Annual Meeting of Shareholders was held, among other things, (1) to vote the shares of the Company's common stock beneficially owned by them in favor of the Directors nominated by the Board for election at the Company's 2011 and 2012 Annual Meetings of Shareholders; (2) to vote the shares of the Company's common stock beneficially owned by them in accordance with the recommendation of the Company's Board with respect to any other proposal not involving the election of directors at any annual or special meeting of shareholders of the Company held during the Standstill Period; and (3) not to bring any shareholder proposals before the 2011 or 2012 Annual Meetings of Shareholders.

Furthermore, the PL Capital Parties agreed not to (1) initiate any acquisition of assets of the Company; (2) form, join, or participate in a group (as defined under federal securities laws), other than the group involving PL Capital Parties, for the purpose of acquiring, holding, voting, or disposing of the Company's securities; (3) seek to control management of the Company; (4) seek to remove any member of the Board; (5) participate in the solicitation of proxies or consents of shareholders of the Company; (6) seek a change-in-control of management of the Company; (7) call or seek to call a special meeting of shareholders of the Company; or (8) assist, induce, or encourage any other person to take any of the above actions.

In view of the agreement of the PL Capital Parties to the terms summarized above and as further set forth in the Agreement, in 2011 the Company reimbursed the PL Capital parties for a portion of their out-of-pocket expenses incurred in connection with their efforts to nominate and elect Mr. Palmer to the Board at the 2010 meeting in an amount equal to $150,000. As noted above, the Agreement expired on April 25, 2012 and is no longer in effect.

BOARD COMMITTEES AND RELATED MATTERS

Audit Committee

The Audit Committee is comprised solely of independent members of the Board of Directors, as defined by NASDAQ listing standards and SEC rules and regulations. The members of the committee are Messrs. Ross (Chairman), Blaine, and Palmer. Our Board has determined that all members of this committee are financially literate and that Mr. Ross is an "Audit Committee financial expert" as defined by the SEC. The committee met four times during 2012. The committee's charter can be viewed on our website at *www.citz.com* – Investor Relations – Governance Documents.

The Audit Committee's primary function is to provide oversight of the integrity of our financial statements; the qualifications and independence of our independent auditors; the performance of our compliance and internal audit functions; and our compliance with certain applicable accounting, legal, and regulatory requirements. In addition, among other responsibilities, the committee also appoints, oversees the performance of, and approves the fees of the independent auditors; reviews and discusses with management and independent auditors our annual audited and quarterly financial statements; reviews with management and the independent auditors the adequacy and effectiveness of our internal controls, including our disclosure controls and procedures; oversees our risk management function, including discussing with management our major financial risk exposures and monitoring the steps taken to control such risks; monitors the oversight of our compliance and internal audit functions. In addition, the committee periodically reviews critical accounting policies, accounting treatments, and material written communications between management and the independent auditors; annually reviews the committee's charter and evaluates its performance; reviews and recommends any changes to our Code of Ethics; and prepares the committee report for inclusion in our annual meeting proxy statement. See also **Risk Oversight Process** above.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised solely of independent members of the Board of Directors, as defined by NASDAQ listing standards. The members of the committee are Ms. Simon (Chairman) and Messrs. Blaine, Diamond, and Ross. The committee met four times in 2012. The committee's charter can be viewed on our website at *www.citz.com* – Investor Relations – Governance Documents.

The primary responsibilities of the Corporate Governance and Nominating Committee are to assist the Board of Directors by identifying individuals who are qualified to serve as Directors of the Company and Bank; recommending to the Board the slate of Director nominees for election at each annual meeting of shareholders; recommending to the Board any matters relating to the size and membership of the Board's committees; reviewing and recommending changes to our By-laws as they relate to corporate governance matters and our corporate governance principles and policies; and overseeing the evaluation process of the Board. Additional responsibilities include, among others, reviewing possible candidates for election to the Board; determining the qualifications that the committee will consider when evaluating potential Director nominees; assessing the needs for any new standing committees of our Board; and annually reviewing the committee's charter and evaluating its performance.

Executive Committee

The members of the Executive Committee of the Bank's Board of Directors consist of the President and Chief Executive Officer and any two of the independent directors. The President and Chief Executive Officer serves as Chairman of the Executive Committee. All three members are required to constitute a quorum at any meeting. The committee is authorized to exercise the power of the Board of Directors between Board meetings. The committee mainly exists for the purpose of reviewing and implementing business policies and making business decisions that need to be made but do not require or merit discussion and review by the full Board or that involve time sensitive matters where it is not practical to gather the full Board. The committee did not meet during 2012.

Consideration of Director Candidates

Role of Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee makes a recommendation to the Board of Directors each year of individuals to be nominated for election as Directors at our annual meeting of shareholders. In the event vacancies occur on the Board during the year, the committee may also make recommendations of persons to fill these vacancies. After considering the committee's recommendations, the Board ultimately determines the Director nominations or the appointments to fill vacancies.

The Corporate Governance and Nominating Committee will consider candidates for Board of Director membership suggested by the committee's members, other Board members, and our shareholders. For existing Directors to be nominated for re-election at an annual meeting, the committee will consider, among other things, the Director's performance on our Board, his or her attendance record at Board and committee meetings, the needs of our Company, and the ability of the Director to continue to satisfy our established Director qualifications.

With respect to new members of the Board of Directors, the Corporate Governance and Nominating Committee will consider the needs of our Company as well as whether the potential candidate satisfies our Director qualifications. When the committee determines a need exists, the committee will recommend new Directors to replace existing Directors, to add new members to the Board in the event the size of the Board is increased, or to fill vacancies. In the case of new Directors, after the committee has identified a prospective Director nominee and has conducted an initial evaluation of the candidate, the committee will interview the candidate. If the committee believes the candidate would be an appropriate addition to the Board, the committee will recommend to the full Board that the individual be considered for a Director position. The Board then determines whether to nominate the person for election at an annual meeting of shareholders or be appointed to fill a vacancy on the Board.

Suggestions by Shareholders. The Corporate Governance and Nominating Committee will consider suggestions by our shareholders of individuals to serve on the Board of Directors in connection with the committee's recommendations to the full Board of Director nominees for election at an annual meeting. Because we believe the Board works best when operated in a spirit of collegiality, mutual respect, and trust, unsolicited recommendations regarding potential Director candidates may be subject to additional scrutiny and reliable references must be provided for all prospective members. The committee will take special care to insure that potential candidates do not possess undisclosed motives for seeking the nomination, conflicting loyalties to special interest groups, or a desire to represent a distinct subset of our shareholders.

Any shareholder desiring to make a suggestion to the Corporate Governance and Nominating Committee of a potential Director candidate should follow the procedures set forth in Article V, Section 14 – Nominations of Directors of our By-laws which are summarized under **Shareholder Proposals and Nominations**. A complete copy of our amended and restated By-laws is available to our shareholders free of charge upon written request to Monica F. Sullivan, Corporate Secretary, at 707 Ridge Road, Munster, Indiana 46321.

Qualifications of Directors. Given the nature of our business, the Corporate Governance and Nominating Committee seeks to recruit and retain Directors with significant executive and financial experience. Additional qualities, among others, that the committee considers important include:

- personal integrity;
- ability and willingness to apply sound independent business judgment;
- overall business experience and skills, including high-level leadership experience in business or administrative activities;
- breadth of knowledge about issues affecting our business;
- ability and willingness to contribute special competencies to the Board of Directors;
- judgment, knowledge, and viewpoints that are likely to enhance the Board's ability to manage our business affairs;
- loyalty and concern for our continued long-term success and welfare;
- awareness of a Director's vital part in corporate citizenship and image;
- commitment to investing the time necessary to prepare for and attend meetings of the Board of Directors;
- willingness to assume fiduciary responsibility; and
- ability to represent the best interests of all shareholders.

We believe that the backgrounds and qualifications of the Directors, considered as a group, should provide a significant breadth of experience, knowledge, and abilities that will enhance the quality of the Board's deliberations and decisions and that will assist the Board of Directors in fulfilling its responsibilities. While we do not have a specific policy with regard to consideration of diversity in identifying Director nominees, the Corporate Governance and Nominating Committee will take into consideration each candidate's contribution to the Board's overall diversity. We broadly construe diversity to mean a variety of perspectives, skills, opinions, experiences, and backgrounds such as gender, race, and ethnicity differences, as well as other differentiating characteristics.

Compensation Committee

The Compensation Committee is comprised solely of independent members of the Board of Directors, as defined by NASDAQ listing standards. The members of the committee are Messrs. Diamond (Chairman) and Blaine and Ms. Simon. The committee held four meetings in 2012. The committee charter can be viewed on our website at *www.citz.com* – Investor Relations – Governance Documents.

The Compensation Committee, among other responsibilities, designs, implements, and approves the compensation and benefit programs for our Executives; evaluates the performance of our President and Chief Executive Officer; reviews and recommends to the Board the base salary and short- and long-term compensation of the Named Executive Officers, including our President and Chief Executive Officer; administers certain of the benefit plans in which our NEOs and Directors participate; reviews and makes recommendations to the Board regarding any employment, change-in-control, or severance agreements for NEOs; annually reviews and reports to the Board on the implementation and development of a succession plan for the President and Chief Executive Officer and contingencies for all Vice Presidents and above; and annually reviews the committee's charter and evaluates its performance.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

Our overall compensation program and the amounts paid or provided to certain of our executive officers are described in this Compensation Discussion and Analysis and the accompanying tables and narrative below. This information makes up the executive compensation which our shareholders are being asked to approve in **Proposal 3 – Advisory (Non-Binding) Vote to Approve the 2012 Named Executive Officer Compensation** at the annual meeting.

The following discussion, tables, and narrative focus on compensation paid or provided to those individuals who served as our President and Chief Executive Officer during 2012 (Mr. Pomranke), our Chief Financial Officer (Mr. Weberling), and the three other individuals who were the most highly compensated of our other executive officers (Messrs. Clapp and Zimmer and Ms. Rees). We, at times, refer to these individuals as our Named Executive Officers or NEOs.

2012 Performance and Compensation Decisions

Our performance in 2012 improved significantly compared to 2011 as the Company reported net income of $4.7 million for 2012, or $.43 per share, compared to a net loss of $(10.5) million or $(.98) per share, for 2011. This improvement was primarily due to decreases in the provision for loan losses, compensation and employee benefits, and other real estate owned expense in 2012, which were partially offset by a decrease in the gain on sale of other real estate owned. Net income for 2012 also included an increase from 2011 in the net gain on the sale of loans held for sale.

As a result:

- At the request of each of the then NEOs, we made no market or performance-based salary adjustments in January 2012 affecting Messrs. Pomranke, Weberling, Clapp, and Zimmer; and Ms. Rees received a merit increase of $2,870 in January 2012;

- We did not pay any annual diluted earnings per share related cash incentive bonuses to our executive officers for 2012, but did pay cash incentive bonuses to certain NEOs based on the achievement of corporate, business unit, or individual performance objectives;

- We made performance- and service-based long-term equity-based incentive awards to Messrs. Weberling, Clapp, and Zimmer and Ms. Rees for incentive and retention purposes and to further align their interests with that of our shareholders. In addition, we awarded Mr. Pomranke options to purchase shares of the Company's common stock for incentive and retention purposes and to further align his interests with that of our shareholders.

Compensation Philosophy and Objectives

The Compensation Committee of the Board of Directors administers our overall Executive Compensation Program. We seek to reward our NEOs with a total compensation package that is competitive and aligned with the financial and non-financial business goals supporting our business strategy. When deemed appropriate, our Compensation Committee will seek input from its compensation consultant, Hay Group, Inc. During 2012, Hay Group provided the committee with general advice and assistance with executive compensation issues, review of certain disclosures related to the retirement of the former Chairman of the Board and Chief Executive Officer, and provided analysis regarding compensation for the new Chief Executive Officer. In addition, Hay Group reviewed and recommended revisions to the Bank's compensation peer group and prepared a NEO compensation market analysis report used by the committee for compensation benchmarking purposes. The consultant attended two Compensation Committee meetings during 2012.

Our compensation philosophy and objectives have guided several important compensation-related decisions, including:

- A significant portion of each NEO's total compensation (up to 33% for 2012) is contingent upon, and variable with, achievement of corporate, business unit, and/or individual performance objectives and share price appreciation;
- Equity awards are made to closely align the interests of our executives with our shareholders; and
- Employment and change-in-control agreements with our NEOs are designed to promote continuity and stability of management.

Compensation Consultant Conflicts of Interest

The Compensation Committee has received and reviewed the Hay Group consultant independence letter to the committee addressing factors relevant under SEC rules in assessing whether Hay Group's work for the committee has raised any conflicts of interest as well as Hay Group's belief that no conflict of interest exists in its role as an adviser to the committee. The factors addressed included the following: Hay Group's provision of services other than executive compensation advisory services to the committee; the level of fees received from the Company by Hay Group as a percentage of total revenue of Hay Group; the policies and procedures employed by Hay Group to avoid conflicts of interest; the extent of any business or personal relationships with any member of the committee or any executive officer of the Company; and any ownership of CFS stock by individuals employed by Hay Group to advise the committee. After considering these and other factors in their totality, no conflicts of interest with respect to Hay Group's advice were identified by the committee.

Elements of Executive Compensation

The major components of our executive compensation program for our NEOs are comprised of the following elements:

- base salary;
- performance-based annual cash incentives;
- long-term equity-based awards; and
- retirement, other benefits, and perquisites.

Base Salary

We believe that base salary is a key element in attracting and retaining the necessary executive talent and must be both competitive and reflective of an executive's responsibilities and inherent value to CFS. Individual salaries for NEOs are reviewed annually, and if warranted, adjusted to take into account such factors as individual performance, promotions, increased responsibilities, industry conditions, market competition, financial performance, and advice from Hay Group. In addition, the minimum base salaries of Messrs. Pomranke and Weberling provided for in their individual employment agreements are taken into consideration. For a discussion of these agreements, see **Employment Agreements** below.

In January 2012, Messrs. Pomranke, Weberling, Clapp, and Zimmer declined to accept the approved base salary increases as they believed it to be in the best interests of the Company, its shareholders and its employees to delay compensation increases until additional progress was made in executing the Company's Strategic Growth and Diversification Plan.

In January 2013, there was a merit increase for Mr. Weberling of $4,600 and a merit increase/market adjustment for Messrs. Clapp and Zimmer and Ms. Rees, of $12,100, $10,500, and $7,630, respectively. In March 2013, Mr. Pomranke received a salary adjustment of $20,000.

Performance-based Annual Cash Incentive Awards

In January 2012, we established a targeted cash incentive (a percentage of base compensation) and set performance objectives for each NEO for the fiscal year.

In establishing performance objectives, the committee considered input from management concerning: operating forecasts and industry outlooks; specific performance objectives; measurability of performance objectives; and alignment of performance objectives with the Company's overall strategic plan and budget. The performance objectives for 2012 were position specific and included corporate, business unit, and/or individual performance objectives that varied depending on each NEO's responsibilities.

After performance objectives were established for each NEO, a weighted percentage was assigned to each objective relative to the impact it would have on achieving our strategic objectives and the respective NEO's ability to impact the execution of the particular performance measure. Under the Cash Incentive Plan, the committee determines in February of the following year whether awards are earned and, therefore, paid.

The targeted annual cash incentive percentage, performance objectives, and related weighted percentages for each NEO for 2012 are identified in the following table:

Name	Targeted Incentive as a Percentage of Base Salary	Performance Objective	Weighted Percentage
Daryl D. Pomranke	31%	Diluted earnings per share	60%
		Reduction in non-performing assets	20
		Total deposit growth	20
Jerry A. Weberling	19	Diluted earnings per share	60
		Reduction in non-performing assets	20
		Individual performance objectives	20
Dale S. Clapp	21	Diluted earnings per share	60
		Total deposit growth	20
		Total loan originations	10
		Individual performance objectives	10
Daniel J. Zimmer	19	Diluted earnings per share	60
		Reduction in non-performing assets	20
		Individual performance objectives	20
Rebecca D. Rees	18	Diluted earnings per share	50
		Individual performance objectives	50

The potential payouts to our NEOs under the Cash Incentive Plan assume the above performance objectives are achieved with a maximum payout for the diluted earnings per share objective equal to 150% of target and a maximum payout for all other performance objectives equal to 100% of target. See **2012 Grants of Plan-Based Awards** for the threshold, target, and maximum payout amounts.

Diluted Earnings Per Share

The Compensation Committee determined diluted earnings per share to be a key measure of our overall operating performance and established diluted earnings per share as a performance objective for each NEO in 2012. The Company must be profitable and meet a target diluted earnings per share amount based upon the Company's 2012 budget in order for the annual diluted earnings per share related cash incentives determined under the plan to be fully earned and paid.

2012 Diluted Earnings Per Share Targets	% of Award Earned
$ .45	50%
.53	76
.60	100

Our diluted earnings per share for 2012 was $.43, or $.02 below the minimum threshold level of diluted earnings per share required under the plan, therefore, our NEOs did not receive cash bonuses related to the diluted earnings per share component of the bonus plan.

Reduction in Non-performing Assets

Reducing the dollar amount of non-performing assets was a key corporate goal in 2012. Accordingly, we decided to include this corporate goal as a performance objective for those NEOs with the greatest ability to impact the execution of strategies to achieve this goal, namely, the President and Chief Executive Officer, the Chief Financial Officer, and the Senior Vice President – Senior Credit Officer. Given the short-term importance of achieving this corporate goal, a portion of the targeted cash incentives for these NEOs was conditioned on reducing the dollar amount of non-performing assets excluding the effects of loan charge-offs and other real estate owned writedowns for the year ended December 31, 2012. We define non-performing assets as the sum of non-accrual loans and other real estate owned. The established targets were as follows:

Non-performing Assets	Threshold	Target
Payout percentage	50%	100%
Targeted levels of reduction in non-performing assets	$12,970,000	$18,720,000

At December 31, 2012, our non-performing assets totaled $50.3 million compared to $64.7 million at December 31, 2011. We were successful in reducing our non-performing assets during 2012 primarily due to sales of other real estate owned totaling $9.7 million; repayments on non-accrual loans totaling $9.2 million; and loans transferred out of non-accrual status totaling $11.2 million, which included $9.8 million of restructured commercial real estate A-Note restructurings that were performing for at least six months. Gross non-accrual loan charge-offs totaling $4.6 million and writedowns on other real estate owned totaling $2.0 million also contributed to the decrease in non-performing assets. Partially offsetting these favorable decreases were new non-accrual loans that we identified during 2012 totaling $19.7 million. Excluding the loan charge-offs and writedowns on other real estate owned, our non-performing assets decreased $7.8 million, which was below the minimum threshold amount for 2012. As such, Messrs. Pomranke, Weberling, and Zimmer were not entitled to a bonus payout for this performance objective for 2012.

Deposit Growth

Growing deposits was another key corporate goal in 2012. This corporate goal was a performance objective for the President and Chief Executive Officer and the Executive Vice President – Sales Management to encourage the development of strategies to increase deposit growth opportunities and deepen existing deposit relationships. Deposit growth is a key strategic objective due to its favorable impact on our net interest margin as well as a low cost source of funding for loan growth. Deposit growth was measured by comparing our total deposits at December 31, 2012 to total deposits at December 31, 2011. The established targets were as follows:

Total Deposit Growth	Threshold	Target
Payout percentage	50%	100%
Targeted levels of deposit growth for 2012	$19,550,000	$39,100,000

Our deposit growth for the year ended December 31, 2012 was $17.7 million, excluding the effects of management's decision to exit two large single-service deposit relationships. Consequently, since the deposit growth did not meet the threshold of $19.6 million, Messrs. Pomranke and Clapp were not entitled to a bonus payout for this performance objective for 2012.

Loan Originations

In 2012, we placed emphasis on prudent loan growth by making it a performance objective for the Executive Vice President – Sales Management. The established targets were as follows:

Loan Originations	Threshold	Target
Payout percentage	50%	100%
Targeted levels of loan originations for 2012	$85,000,000	$169,000,000

Our loan originations for the year ended December 31, 2012 were $173.7 million. Consequently, Mr. Clapp was entitled to a 100% cash incentive payout at the percentage of the targeted incentive assigned to him for achieving this performance objective, which was 10%. The value of this portion of the cash incentive payout for Mr. Clapp was $3,906.

Business Unit and Individual Performance Objectives

For 2012, we determined that it was appropriate to assign business unit and individual performance objectives for certain NEOs as a measure for improving our financial and operating performance. The objectives were selected based on the NEO's specific potential relative impact on our operations. These objectives were also reflective of the position and responsibilities of our NEOs in relation to the achievement of our strategic goals.

Jerry A. Weberling. Mr. Weberling, our Chief Financial Officer, had business unit/individual performance objectives related to the implementation of a new in-house interest-rate risk model from a third-party vendor and the development of a new comprehensive integrated Asset Liability Management Policy. Maximum achievement of Mr. Weberling's business unit/individual performance objectives would have constituted a payout of 20% of his total targeted cash incentive percentage of 19%, or a maximum potential cash payout of $8,569. A percentage was assigned to each business unit/individual performance objective based on the importance we placed on each objective in relation to our operational performance. Mr. Weberling achieved his business unit/individual performance objectives at a 95% level and was entitled to receive a cash payout of $8,141 for 2012.

Dale S. Clapp. Mr. Clapp, our Executive Vice President – Sales Management, had business unit/individual performance objectives tied to the performance of our business banking unit along with the completion of risk-assessments, inclusive of business continuity disaster recovery planning and record retention. Maximum achievement of Mr. Clapp's business unit/individual performance objectives would constitute a payout of 10% of his total targeted cash incentive percentage of 21%, or a maximum potential cash incentive payout of $3,906. A percentage was assigned to each business unit/individual performance objective based on the importance we placed on each objective in relation to our operational performance. Mr. Clapp achieved his business unit/individual performance objectives at a 100% level and was entitled to receive a bonus payout of $3,906 for 2012.

Daniel J. Zimmer. Mr. Zimmer, our Senior Vice President – Senior Credit Officer, had business unit/individual performance objectives tied to the performance and efficiency of our credit function along with the completion of risk-assessments, inclusive of business continuity disaster recovery planning and record retention. The business unit/individual performance objectives for Mr. Zimmer were designed to promote prudent credit risk management practices, improve operational performance, and reduce non-interest expense. Maximum achievement of Mr. Zimmer's business unit/individual performance objectives would constitute a payout of 20% of his total targeted cash incentive percentage of 19%, or a maximum potential cash bonus payout of $5,920. A percentage was assigned to each business unit/individual performance objective based on the importance we placed on each objective in relation to our operational performance. Mr. Zimmer achieved his business unit/individual performance objectives at a 100% level and was entitled to receive a payout of $5,920 for 2012.

Rebecca D. Rees. Ms. Rees, our Senior Vice President – Information Systems and Operations, had business unit/individual performance objectives tied to addressing the changing needs of our workforce regarding remote access, mobile delivery, enhanced delivery of on-line training, and strengthening our information and record retention policies and procedures. The business unit/individual performance objectives for Ms. Rees were designed to increase efficiency by integrating technology. Maximum achievement of Ms. Rees' business unit/individual performance objectives would constitute a payout of 50% of her total targeted cash incentive percentage of 18%, or a maximum potential cash bonus payout of $13,173. A percentage was assigned to each business unit/individual performance objective based on the importance we placed on each objective in relation to our operational performance. Ms. Rees achieved her business unit/individual performance objectives at a 100% level and was entitled to receive a payout of $13,173 for 2012.

The following table is a recap of the sources and amounts of the performance-based annual cash incentive bonus paid for 2012 for each NEO:

Name	Diluted Earnings Per Share ($)	Reduction in Non-performing Assets ($)	Deposit Growth ($)	Loan Originations ($)	Business Unit and Individual Performance Objectives ($)	Total ($)
Daryl D. Pomranke	—	—	—	N/A	N/A	—
Jerry A. Weberling	—	—	N/A	N/A	8,141	8,141
Dale S. Clapp	—	N/A	—	3,906	3,906	7,812
Daniel J. Zimmer	—	—	N/A	N/A	5,920	5,920
Rebecca D. Rees	—	N/A	N/A	N/A	13,173	13,173

Long-term Equity-based Incentive Awards

We believe that long-term equity-based compensation can be an effective means of creating a link between the compensation provided to certain executives and employees, including our NEOs, and gains realized by our shareholders on their investment in CFS common stock. We utilize both performance- and service-based equity compensation as a way to align the interests of our employees with the interests of our shareholders. We believe these awards encourage employees to create shareholder value through the prospect of higher stock values, thereby increasing the value of their award.

Performance-based Awards

During 2012, a total of 8,869 performance-based restricted stock awards were granted to our NEOs as follows: Mr. Weberling – 3,132 shares; Mr. Clapp – 2,583 shares; Mr. Zimmer – 1,731 shares; and Ms. Rees – 1,423 shares.

The performance-based restricted stock awards granted in 2012 were subject to the achievement of a performance objective related to our 2012 fiscal year as well as service-based vesting requirements. The committee decided to use a one-year performance period because of the difficulty of establishing performance targets for more than a single year due to the continuing uncertain economic conditions. If the performance objective was achieved, the awards were earned. If earned, the awards would then vest at a rate of 33% on May 1, 2014; 33% on May 1, 2015; and 34% on May 1, 2016 only if the NEO continued to be employed by us on the applicable vesting dates. If the NEO is not employed by us on a vesting date, the unvested portion of an earned award and any unpaid dividends are forfeited.

The committee established diluted earnings per share as the corporate performance objective for the 2012 performance-based restricted stock awards. The percentage of the 2012 performance-based restricted stock awards earned by the NEOs was based on the level of actual diluted earnings per share achieved by the Company for 2012, relative to the established targets of diluted earnings per share.

The following table shows the 2012 diluted earnings per share performance targets and the percentage of the award that would be earned for achieving various levels of diluted earnings per share performance. If we achieve diluted earnings per share performance between two targets, we perform a mathematical interpolation to calculate the bonus payout percentage.

2012 Diluted Earnings Per Share Targets	% of Award Earned
$ .45	50%
.53	76
.60	100

Our actual diluted earnings per share for the year ended December 31, 2012 was $.43, which fell $.02 below the threshold diluted earnings per share target amount. Consequently, all of the 2012 performance-based restricted stock awards were considered unearned and forfeited effective February 25, 2013.

The committee established diluted earnings per share as the corporate performance objective for the 2013 performance-based restricted stock awards. In February 2013, the Compensation Committee approved the grant of 6,241 performance-based restricted stock awards to our NEOs as follows: Mr. Weberling – 2,201 shares; Mr. Clapp – 1,895 shares; Mr. Zimmer – 1,114 shares; and Ms. Rees – 1,031 shares. In March 2013, the Compensation Committee approved the grant of 4,800 performance-based restricted stock awards to Mr. Pomranke. The 2013 performance-based restricted stock awards will be earned by the NEOs based on the level of actual diluted earnings per share achieved by the Company for 2013.

Service-based Awards

During 2012, a total of 5,912 service-based restricted stock awards were granted to our NEOs as follows: Mr. Weberling – 2,088 shares; Mr. Clapp – 1,722 shares; Mr. Zimmer – 1,154 shares; and Ms. Rees – 948 shares. The 2012 service-based restricted stock awards will vest at a rate of 33% on May 1, 2014; 33% on May 1, 2015; and 34% on May 1, 2016, only if the NEO continues to be employed by us on the applicable vesting dates.

Also, Mr. Pomranke was awarded options to purchase 20,000 shares of the Company's common stock at an exercise price of $4.40 per share, the closing price of the Company's common stock on that date. The options vest ratably over four years on each anniversary date of the award.

In February 2013, the Compensation Committee approved the grant of 10,036 service-based restricted stock awards to our NEOs as follows: Mr. Weberling – 3,354 shares; Mr. Clapp – 2,983 shares; Mr. Zimmer – 2,045 shares; and Ms. Rees – 1,654 shares. In March 2013, the Compensation Committee approved the grant of 3,200 service-based restricted stock awards to Mr. Pomranke. The 2013 service-based restricted stock awards will vest at a rate of 33% on May 1, 2015, 33% on May 1, 2016, and 34% on May 1, 2017, only if the NEO continues to be employed by us on the applicable vesting dates.

Retirement Plan

We sponsor a Retirement Plan which is a tax-qualified retirement plan for our eligible employees, including the NEOs. Our employees are generally eligible to participate in the Retirement Plan after completing three consecutive months of service and attaining age 21. Participants' contributions are deferred and invested in various investment options. In 2012, the Bank made matching contributions to the Retirement Plan equal to 100% of an employee's contributions of up to 1% of compensation and 50% of the employee's contributions on the next 5% of compensation. Subject to the limits imposed by the Internal Revenue Code, employees may defer, on a pre- or post-tax basis, up to 100% of their compensation to the Retirement Plan. Employees are fully vested in their matching contributions after two years of service. See column (i) of the **Summary Compensation Table** for the matching contributions allocated to the Retirement Plan for each NEO for 2012.

Employment Agreements

We also take into consideration the employment agreements we have with Messrs. Pomranke and Weberling when determining their compensation. We maintain employment agreements with certain NEOs to provide continuity and stability to our senior management team and are typical within our industry. The agreements contain provisions that will require us to make payments to these NEOs upon the termination of their employment (other than for cause or due to a voluntary resignation without good reason) or under certain circumstances following a change-in-control, provided applicable regulatory approvals are obtained. We include severance provisions in the employment agreements with certain NEOs to provide assurances to them and focus their efforts on acting in the best interests of the Company and its shareholders. For a discussion of these agreements, see **Employment Agreements** below.

Change-in-Control Arrangements

At December 31, 2012, each of Messrs. Clapp and Zimmer had change-in-control agreements with the Bank. Prior to December 31, 2012, the Bank submitted a request to the Office of the Comptroller of the Currency (*OCC*) and the Federal Deposit Insurance Corporation (*FDIC*) for approval to extend these agreements for an additional twelve (12) month term ending on December 31, 2013. The Bank also submitted a request to enter into a change-in-control agreement with Ms. Rees. On January 16, 2013, the Bank received a request from the OCC for additional information in connection with the Bank's request for approval to renew the existing change-in-control agreements with Messrs. Clapp and Zimmer and to enter into a change-in-control agreement with Ms. Rees. The Bank provided the requested information to the OCC and the FDIC on February 19, 2013. The Bank is currently waiting to receive approval for these requests from the OCC and the FDIC. We maintain change-in-control agreements with certain NEOs to provide assurances to them and focus their efforts on acting in the best interest of our shareholders in the event of a change-in-control of the Company and/or the Bank. For a discussion of these agreements, see **Change-in-Control Agreements** below.

All of our equity compensation plans provide immediate vesting of all unvested awards upon a change-in-control.

Perquisites and Additional Benefits

NEOs participate in other employee benefit plans generally available to all employees on the same terms as similarly situated employees. In addition, certain NEOs receive other additional perquisites that are described in Footnote 5 to column (i) in the **Summary Compensation Table**. We disclose all perquisites provided to the NEOs, even if the value of the perquisites falls below the disclosure thresholds under applicable SEC rules. The additional benefits and perquisites that we provide to our NEOs include group insurance benefits typically provided by employers as well as automobile and club memberships that are used for business purposes and that we believe are an important component of an effective compensation plan.

Additional Information Relating to Executive Compensation

Director and Named Executive Officer Stock Ownership Guidelines

We have adopted share retention and ownership guidelines for our Directors and NEOs. Our guidelines are based upon the market value of our common stock as a multiple of the Director's or NEO's base compensation.

Under the stock ownership guidelines, our Directors and NEOs are expected to accumulate and retain shares of our common stock to meet the applicable stock ownership level within five years from January 1, 2011, or within five years from the date appointed as a NEO.

Position	Stock Ownership Level
Non-Employee Directors	3 times annual cash retainer
President and Chief Executive Officer	2 times annual base compensation
Executive Vice Presidents and other Named Executive Officers	1 times annual base compensation

All Executives are expected to retain the equivalent of 50% of the after tax-effected shares acquired by performance or service-based restricted stock awards, or any stock option upon exercise, until they achieve the specified stock ownership level and thereafter must maintain such ownership level. All non-employee Directors are expected to retain 100% of the after tax-effected shares acquired by restricted stock awards or any stock option upon exercise until resignation or retirement from the Board.

If a Director or Executive has not reached the targeted ownership level by January 1, 2016 or within five years from the date appointed as NEO, such individual will not be entitled to any further equity-based awards.

Executive Compensation Clawback Policy

We will, to the extent permitted by governing law, have the sole and absolute authority to make retroactive adjustments and to seek to recover any cash or equity-based incentive compensation paid to certain Executives where the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement of our financial statements.

The Compensation Committee approved a compensation clawback policy intended to be consistent with the provisions and meant to be construed as in accordance with the requirements of the Dodd-Frank Act. If the Board of Directors of CFS Bancorp, Inc. or an appropriate committee thereof, has determined that the Company must restate the consolidated financial statements that are required to be filed with the SEC pursuant to applicable securities laws as a result of material noncompliance with the financial reporting requirements of such securities laws or misstatement of financial metrics, then the Company will have the right to recoup certain incentive compensation paid to its current or former Executive Officers (collectively, the *Affected Individuals*). Specifically, the Company shall have the right to recoup certain incentive compensation paid to such Affected Individuals for the three-year period preceding the restatement of the Company's consolidated financial statements.

Compensation Risk

Our internal risk assessment indicates that our incentive compensation plans are not designed to encourage, either intentionally or unintentionally, excessive risk taking. Mitigating factors and various oversight elements are in place for the NEOs and other officers and employees that have decision making authority, strategic planning responsibilities, or participate in an incentive program. The focus of our compensation programs is to reward long-term value creation and avoid excessive risk.

The Compensation Risk Assessment Committee is comprised of our Senior Vice President – Human Resources and Education, Vice President – Internal Audit, and Vice President – Human Resources and Education. The committee is responsible for conducting an annual risk-rating assessment of the incentive compensation programs available to our employees and to present a report of this assessment annually to the Compensation Committee.

Our Compensation Committee, with input from Hay Group, reviewed our compensation policies and practices for all employees, including the NEOs, for 2012. As it had in prior years, the Compensation Committee, based on the report of the Compensation Risk Assessment Committee, concluded that the individual elements and overall mix of our executive compensation did not encourage management to assume excessive business risks in 2012.

Summary Compensation Table

The following table summarizes the total compensation paid to or earned by each of our NEOs during 2012, 2011, and 2010. Information relating to the amounts shown in this table and in the tables that follow is set forth in the **Compensation Discussion and Analysis** above and in the footnotes and narrative which accompany the tables.

Name And Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)(1)	Stock Awards ($) (e)(2)	Option Awards ($) (f)	Non-equity Incentive Plan Compensation ($) (g)(3)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($) (h)(4)	All Other Compensation ($) (i)(5)	Total ($) (j)
Daryl D. Pomranke.......	2012	260,000	18,500	—	48,418	—	—	31,808	358,726
President and Chief	2011	258,153	18,500	53,081	—	—	—	29,974	359,708
Executive Officer	2010	248,000	18,500	49,551	—	33,091	—	27,187	376,329
Jerry A. Weberling........	2012	225,500	—	31,163	—	8,141	—	16,658	281,462
Executive Vice	2011	224,654	—	24,233	—	—	—	15,680	264,567
President and Chief	2010	126,077	—	39,401	—	16,580	—	9,761	191,819
Financial Officer									
Dale S. Clapp................	2012	186,000	6,750	25,701	—	7,812	—	14,929	241,192
Executive Vice	2011	180,016	6,750	19,990	—	—	—	19,891	226,647
President – Sales	2010	175,000	6,750	24,776	—	27,524	—	13,176	247,226
Management									
Daniel J. Zimmer..........	2012	155,800	6,220	17,223	—	5,920	—	12,240	197,403
Senior Vice President	2011	154,348	6,220	13,392	—	—	—	11,611	185,571
– Senior Credit	2010	145,000	6,220	19,118	—	11,466	—	10,082	191,886
Officer									
Rebecca D. Rees...........	2012	146,315	3,750	14,155	—	13,173	50,000	18,532	245,925
Senior Vice President	2011	142,962	3,750	10,790	—	—	88,000	11,463	256,965
– Information	2010	140,000	3,750	26,307	—	20,103	36,000	9,966	236,126
Systems and									
Operations									

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(1) The amounts in column (d) represent payments made on May 1 of each year shown to the NEO under the 2009 Service Retention Program upon the vesting of 25% of the awards granted in January 2009.

(2) The amounts shown in column (e) represent the aggregate grant date fair value computed in accordance with Accounting Standards Codification 718-10, *Compensation – Stock Based Compensation* (*ASC 718-10*), for service-based restricted stock awards granted in 2012 under our Equity Incentive Program and performance-based restricted stock awards granted in 2012 at the target level. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to grants, refer to Note 9 of the financial statements in our annual report on Form 10-K for the year ended December 31, 2012, as filed with the SEC. See the **2012 Grants of Plan-Based Awards** table for additional information on awards made in 2012.

(3) The amounts shown in column (g) represent the amounts earned as a bonus under the Cash Incentive Plan, which were based on corporate, business unit, and/or individual performance objectives and diluted earnings per share for the applicable year as discussed further under **Compensation Discussion and Analysis**. See also the footnotes to the **2012 Grants of Plan-Based Awards** table. No diluted earnings per share performance-based cash awards were earned for 2012 based on the Company's diluted earnings per share targets for 2012.

(4) The amounts shown in column (h) represent the increase in the present value of Ms. Rees' benefits under the Pension Plan. See **2012 Pension Benefits** below.

(5) The amounts shown in column (i) reflect the following for 2012:

Supplement to All Other Compensation Column

Name	Retirement Plan Match ($)	Country Club and Health Club Membership ($)	Car Allowance ($)	Welfare Benefits ($)	Restricted Stock Dividends ($)	Total All Other Compensation ($)
Daryl D. Pomranke	8,750	3,000	5,344	13,180	1,534	31,808
Jerry A. Weberling	8,155	—	7,500	830	173	16,658
Dale S. Clapp	6,746	—	6,810	764	610	14,930
Daniel J. Zimmer	5,685	420	—	5,497	638	12,240
Rebecca D. Rees	5,252	—	—	12,751	529	18,532

2012 Grants of Plan-Based Awards

The following table presents information relating to the 2012 cash incentive plan awards; equity-based incentive plan awards; and awards of options, restricted stock, and similar instruments under performance-based plans. The table also shows the equity-based compensation awards granted in 2012 that are not performance-based where the payout or future value is tied to our stock price at the time the shares are vested and not to other performance criteria.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)						
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	All Other Stock Awards: Number of Shares of Stock or Units (#) (i)(3)	All Other Option Awards: Number of Securities Underlying Options (#) (j)(4)	Exercise or Base Price of Option Awards ($/sh) (k)	Grant Date Fair Value of Stock and Option Awards ($) (l)(5)
Daryl D. Pomranke	1/3/2012	16,120	80,600	104,780	—	—	—	—	—	—	—
	1/3/2012	—	—	—	—	—	—	—	20,000	4.40	48,418
Jerry A. Weberling	2/27/2012	8,569	42,845	55,699	—	—	—	—	—	—	—
	2/27/2012	—	—	—	—	—	3,132	2,088	—	—	31,163
Dale S. Clapp	2/27/2012	7,812	39,060	50,778	—	—	—	—	—	—	—
	2/27/2012	—	—	—	—	—	2,583	1,722	—	—	25,701
Daniel J. Zimmer	2/27/2012	5,920	29,602	38,483	—	—	—	—	—	—	—
	2/27/2012	—	—	—	—	—	1,731	1,154	—	—	17,223
Rebecca D. Rees	2/27/2012	6,587	26,347	32,933	—	—	—	—	—	—	—
	2/27/2012	—	—	—	—	—	1,423	948	—	—	14,155

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(1) The Cash Incentive Plan provides for an opportunity to earn a performance-based cash bonus. The percent of payout was based on the percentage of achievement in each assigned category. Depending on performance, award payouts may range from 50% to 100%; if the threshold level is met for meeting non-performing assets, deposit growth, loan origination, and business unit and/or individual performance objectives and zero to 150% for the diluted earnings per share component.

(2) The Equity Incentive Plan provides for an opportunity to earn performance-based restricted shares. The 2012 awards provided that up to a specific number of restricted shares could be earned, which amount is set forth in the maximum column. Depending on performance, awards may range from zero to 100% of such amount. The 2012 performance-

based awards under the Equity Incentive Plan were based on diluted earnings per share and were not earned because the 2012 minimum diluted earnings per share threshold was not achieved.

(3) The Equity Incentive Plan permits awards of service-based restricted shares. The 2012 service-based awards vest 33%, 33%, and 34% on May 1, 2014, 2015, and 2016, respectively.

(4) The Equity Incentive Plan permits awards of stock options to purchase shares of the Company's common stock at an exercise price equal to the closing price of CFS common stock on date of grant. The options granted in 2012 vest ratably over four years on each anniversary date of the award.

(5) The amounts in this column are the grant date fair value of the awards reported in the table computed in accordance with ASC 718-10.

2012 Outstanding Equity Awards at Fiscal Year-End

The following table summarizes, for each NEO, the number of shares of our common stock subject to outstanding stock options and stock awards that were unexercised or unvested at December 31, 2012.

	Option Awards					Stock Awards				
Name (a)	Number of Securities Underlying Unexercised Options Exercisable (#) (b)(1)	Number of Securities Underlying Unexercised Options Unexercisable (#) (c)(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised and Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)(8)
Daryl D. Pomranke.....	—	20,000	—	4.40	1/3/2022	—	—	12,675	(3)	79,472
Jerry A. Weberling......	—	—	—	—	—	—	—	11,331	(4)	71,045
Dale S. Clapp..............	—	—	—	—	—	—	—	10,356	(5)	64,932
Daniel J. Zimmer........	—	—	—	—	—	—	—	7,540	(6)	47,276
Rebecca D. Rees.........	10,000	—	—	13.99	5/19/2013	—	—	6,547	(7)	41,050
	6,000	—	—	14.64	4/7/2014	—	—	—		—
	8,000	—	—	13.48	7/25/2015	—	—	—		—

(1) All options awarded on or before September 26, 2005 are fully vested.

(2) Mr. Pomranke's options vest as follows: 5,000 on January 3, 2013; 5,000 on January 3, 2014; 5,000 on January 3, 2015; and 5,000 on January 3, 2016.

(3) Mr. Pomranke's Equity Incentive Plan awards vest as follows: 6,990 on May 1, 2013; 4,399 on May 1, 2014; and 1,286 on May 1, 2015.

(4) Mr. Weberling's Equity Incentive Plan awards vest as follows: 2,728 on May 1, 2013; 4,536 on May 1, 2014; 2,327 on May 1, 2015; and 1,740 on May 1, 2016.

(5) Mr. Clapp's Equity Incentive Plan awards vest as follows: 3,440 on May 1, 2013; 3,561 on May 1, 2014; 1,920 on May 1, 2015; and 1,435 on May 1, 2016.

(6) Mr. Zimmer's Equity Incentive Plan awards vest as follows: 2,743 on May 1, 2013; 2,548 on May 1, 2014; 1,286 on May 1, 2015; and 963 on May 1, 2016.

(7) Ms. Rees' Equity Incentive Plan awards vest as follows: 2,459 on May 1, 2013; 2,245 on May 1, 2014; 1,052 on May 1, 2015; and 791 on May 1, 2016.

(8) The market value was computed by multiplying the number of shares by $6.27, the closing price of our common stock on the last trading day of 2012.

2012 Option Exercises and Stock Vested

The following table summarizes, for each NEO, the number of shares acquired and value realized upon exercise of options or the vesting of stock awards during 2012.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)(1)
Daryl D. Pomranke	—	—	7,910	43,901
Jerry A. Weberling	—	—	2,159	11,982
Dale S. Clapp	—	—	3,646	20,235
Daniel J. Zimmer	—	—	3,313	18,387
Rebecca D. Rees	—	—	2,891	16,045

(1) The amount represents the aggregate amount realized which was determined by multiplying the number of shares by $5.55, the closing price of our common stock on May 1, 2012, the vesting date for the awards.

2012 Pension Benefits

The following table sets forth, in specified years of credited service, the estimated present value of accumulated benefits under the Bank's qualified defined-benefit pension plan as supplemented by the supplemental benefit plan adopted by the Bank. The benefits under the qualified defined-benefit plan were frozen in 2003.

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Net Present Value of Accumulated Benefits ($) (d)	Payments During Last Fiscal Year ($) (e)
Daryl D. Pomranke (1)	Pension Plan	—	—	—
Jerry A. Weberling (1)	Pension Plan	—	—	—
Dale S. Clapp (1)	Pension Plan	—	—	—
Daniel J. Zimmer (1)	Pension Plan	—	—	—
Rebecca D. Rees (2)	Pension Plan	20	413,000	—

(1) Messrs. Pomranke, Weberling, Clapp, and Zimmer are not participants in the Pension Plan.

(2) The net present value is calculated at December 31, 2012, using the accrued benefit multiplied by the present value factor based on an assumed age of 65 at retirement and the RP-2000 Mortality Table and 4.05% interest.

The Pension Plan benefits shown in the table above represent the net present value of Ms. Rees' accumulated pension benefit. Benefits under the Pension Plan generally may be paid as a monthly annuity for the life of the participant (or the lives of the participant and their spouse) or in the form of an actuarially equivalent lump sum payment. The annual pension benefit is the product of (i) the participant's number of years of credited benefit service, multiplied by (ii) the sum of 1.5%

of that portion of the participant's covered compensation after 1998 and 2% of the participant's covered compensation before that year. Compensation covered by the plan is the average compensation, as limited by the Internal Revenue Code, for the five consecutive years of employment which produce the highest such average.

Employment Agreements

CFS and the Bank maintain employment agreements with Messrs. Pomranke and Weberling. We have entered into agreements with these executive officers because we believe they promote continuity and provide certainty and stability in our management team and the agreements are typical within our industry. The term of Mr. Pomranke's employment agreement with CFS and the Bank continues through June 23, 2014 and Mr. Weberling's employment agreement with CFS and the Bank continues through February 18, 2014. CFS and the Bank may, upon receipt of regulatory approval, extend each agreement by an additional twelve (12) month period. The agreements provide Messrs. Pomranke and Weberling base salaries of $280,000 and $230,100, respectively, which may be increased from time to time by the Boards of Directors of CFS and the Bank.

No excise tax gross-ups are provided under the agreements. In the event that any payment or other benefit to be received upon any termination of employment (including in connection with a change-in-control of either CFS or the Bank) would not be deductible for federal income tax purposes by us, then the payments and benefits otherwise payable will be reduced to the highest amount that avoids the application of Internal Revenue Code Section 280G.

Employment under these agreements can be terminated by the Executive, CFS, or the Bank at any time without cause. Upon receipt of applicable regulatory approvals, the Executive will be entitled to a cash severance amount if he terminates his respective employment because:

- of the failure of CFS or the Bank to comply with any material provision of the employment agreement;
- the employment agreement is terminated by CFS or the Bank other than for cause, disability, retirement, or death; or
- of certain adverse actions which are taken with respect to the Executive's employment following a change-in-control of CFS.

The cash severance amount is based upon a three-year average of the Executive's compensation (as defined in each employment agreement) in the following amounts:

- Daryl D. Pomranke – 250% of average annual compensation and
- Jerry A. Weberling – 150% of average annual compensation.

The agreements with Messrs. Pomranke and Weberling provide that the Executive will receive welfare benefits that are in effect for the balance of the term if the agreement is terminated without cause by us.

If a change-in-control of the Company or the Bank had occurred and Mr. Pomranke was terminated effective December 31, 2012 (and all applicable regulatory approvals had been received), he would have been entitled to a lump-sum cash severance payment of $716,779 under his agreement. If a change-in-control of the Company or the Bank had occurred and Mr. Weberling was terminated effective December 31, 2012 (and all applicable regulatory approvals had been received), he would have been entitled to a lump-sum cash severance payment of $351,962 under his agreement.

Each of the employment agreements contains non-competition and non-solicitation covenants that apply (except in the event of the termination of employment under certain circumstances) while the Executive is employed by the Company or the Bank and on a post-employment basis as follows: Mr. Pomranke – 30 months and Mr. Weberling – 18 months. In addition, at all times during and following their employment by us, Messrs. Pomranke and Weberling are also subject to additional confidentiality and non-disparagement covenants and restrictions.

Change-In-Control Agreements

We maintain change-in-control agreements with certain of our NEOs to provide assurances to them and focus their efforts on acting in the best interest of our shareholders in the event of a change-in-control of the Company and/or the Bank. As of December 31, 2012, the Bank maintained change-in-control agreements with Messrs. Clapp and Zimmer. Prior to December 31, 2012, the Bank submitted a request to the OCC and FDIC for approval to extend these agreements for an additional twelve (12) month period ending on December 31, 2013. In addition, we have submitted a request to the OCC and FDIC for approval to enter into a change-in-control agreement with Ms. Rees. On January 16, 2013, the Bank received a request from the OCC for additional information in connection with the Bank's request for approval to renew the existing change-in-control agreements with Messrs. Clapp and Zimmer and to enter into a change-in-control agreement with Ms. Rees. The Bank provided the requested information to the OCC and FDIC on February 19, 2013. The Bank is currently waiting to receive regulatory approval for these requests. Mr. Clapp serves as an Executive Vice President with primary responsibility for sales management and marketing at the Bank; Mr. Zimmer serves as a Senior Vice President – Senior Credit Officer of the Bank; and Ms. Rees serves as a Senior Vice President – Information Systems and Operations. These agreements are not employment agreements or a guarantee or commitment for continued employment of Messrs. Clapp or Zimmer or Ms. Rees by the Bank. Messrs. Clapp and Zimmer and Ms. Rees are employees-at-will of the Bank. The agreements do not affect or limit the right of the Bank or of Messrs. Clapp or Zimmer or Ms. Rees to terminate their respective employment with the Bank at any time for any reason or for no reason. The following discussion assumes that the OCC will approve the renewal of the agreements for Messrs. Clapp and Zimmer and the execution of an agreement with Ms. Rees.

The term of each change-in-control agreement is one year. The agreements provide that the Bank's Board of Directors will review each agreement within 60 days prior to the first anniversary date of the agreement and within 60 days prior to each subsequent one-year anniversary thereafter. The Board review will determine whether the term of each agreement will be extended for a period of one year in addition to the then remaining term, subject to receipt of all applicable regulatory approvals. If the Bank's Board determines not to extend the term of an agreement, then that agreement will terminate.

Our change-in-control agreements are double-trigger agreements. Each change-in-control agreement provides that if Messrs. Clapp or Zimmer or Ms. Rees terminates his or her employment for good reason upon or within two years following a change-in-control of CFS or the Bank then, subject to receipt of all applicable regulatory approvals for such payments, the terminated employee will be entitled to change-in-control payments (payable in cash) equal to 100% of his or her average monthly base salary for a period of twelve (12) months following his or her last day of employment with the Bank. Messrs. Clapp and Zimmer and Ms. Rees are entitled, subject to receipt of all applicable regulatory approvals for such payments, to the same payment if the Bank terminates his employment for any reason (other than for cause or a disability of the executive) currently with, or during the two-year period immediately following, a change-in-control of CFS or the Bank. Each agreement also provides that, if Messrs. Clapp or Zimmer or Ms. Rees is participating in our group health insurance plan at the time his or her employment is terminated and if he or she has made an appropriate election to continue insurance coverage for himself or herself and/or his or her spouse and legal dependents under COBRA, then the terminated employee will pay the premiums for continued group health coverage and we will reimburse him or her for a limited period of time for the premiums he or she actually pays for the continued coverage.

Each change-in-control agreement also contains non-competition and non-solicitation covenants that apply while Messrs. Clapp and Zimmer and Ms. Rees are employed by the Bank and on a post-employment basis. In addition, at all times during and following their employment by us, Messrs. Clapp and Zimmer and Ms. Rees are subject to additional confidentiality and non-disparagement covenants and restrictions.

If a change-in-control of the Company or the Bank had occurred and Mr. Clapp was terminated effective December 31, 2012 (and all applicable regulatory approvals had been received), he would have been entitled to a lump-sum cash severance payment of $177,608 under his agreement. If a change-in-control of the Company or the Bank had occurred and Mr. Zimmer was terminated effective December 31, 2012 (and all applicable regulatory approvals had been received), he would have been entitled to a lump-sum cash severance payment of $149,153 under his agreement. If the Bank had entered into a change-in-control agreement with Ms. Rees prior to December 31, 2012 and a change-in-control of the Company or the Bank had occurred and Ms. Rees was terminated effective December 31, 2012 (and all applicable regulatory approvals had been received), she would have been entitled to a lump-sum cash severance payment of $142,141 under her agreement.

DIRECTOR COMPENSATION

We pay our non-executive Directors an annual retainer of $6,000 for service on the Board of Directors and $20,000 for service on the Bank's Board of Directors. We also pay Compensation Committee members $550 per committee meeting attended, with the committee Chairman receiving an additional $100 per meeting that he presides over. We pay Audit Committee members $750 per committee meeting attended, with the committee Chairman receiving an additional $250 per meeting that he presides over. We pay Corporate Governance and Nominating Committee members $200 per meeting attended. Non-employee Directors attending Executive Committee meetings receive $200 per meeting attended. Non-employee directors attending Asset Liability Management Committee (a committee of the Bank's Board) meetings receive $400 per committee meeting attended. Occasionally, committee members may receive smaller stipends for abbreviated committee meetings at the discretion of the respective committee's Chairman.

Director compensation is subject to periodic adjustment by the Board. All members of the Board also serve as members of the Bank's Board of Directors. Mr. Pomranke is not compensated for attending any Board or committee meetings.

As Chairman of the Board of Directors of the Company and the Bank as non-executive Chairman, Mr. Ross is paid $4,000 per month in addition to the customary fees paid to each Director in connection with serving on any Board committees.

The following table details the compensation earned by each non-employee Director of CFS, either from CFS or the Bank, during 2012.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Nonqualified Deferred Compensation Earnings ($) (f)(2)	All Other Compensation ($) (g)(3)	Total ($) (h)
Gregory W. Blaine	31,500	—	—	—	—	241	31,741
Gene Diamond	29,400	—	—	—	—	241	29,641
John W. Palmer	28,500	—	—	—	—	—	28,500
Robert R. Ross	55,735	—	—	—	—	241	55,976
Joyce M. Simon (1)	29,000	—	—	—	33,648	241	62,889

(1) The amount in column (b) includes $14,500 of the total $29,000 in director fees earned during 2012 and deferred into the Directors' Deferred Compensation Plan.

(2) The amount shown in column (f) represents all earnings from dividends and interest as well as changes in the market value of CFS common stock held in the Rabbi Trust under the Directors' Deferred Compensation Plan.

(3) Amounts shown consist of dividends paid on restricted stock unit awards.

The following table presents the number of shares of common stock subject to outstanding options that were unexercised or unvested at December 31, 2012 for each Director.

Name (a)	Number of Securities Underlying Unexercised Options Exercisable (#) (b)	Average Option Exercise Price ($) (c)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (e)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (f)(1)
Gregory W. Blaine	11,000	14.04	408	2,558
Gene Diamond	11,000	14.04	408	2,558
John W. Palmer	—	—	—	—
Robert R. Ross	16,000	14.06	408	2,558
Joyce M. Simon	16,000	14.06	408	2,558

(1) The market value was computed by multiplying the number of shares by $6.27, the closing price of our common stock on the last trading day of 2012.

Directors' Deferred Compensation Plan

All non-employee Directors may choose to defer some or all of their annual compensation and receive the amounts due to them following retirement as a Director. The deferred amounts are placed in Rabbi Trusts established by CFS to fund its obligations under the plan. Substantially all trust assets are required to be invested in CFS common stock but remain subject to the claims of our general creditors.

PROPOSAL 2 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has approved the selection of BKD, LLP to serve as our independent registered public accounting firm to audit our financial statements for 2013. The committee and the Board of Directors are requesting that shareholders ratify this appointment as a means of soliciting shareholders' opinions and as a matter of good corporate governance.

The ratification of the appointment of BKD, LLP as our independent registered public accounting firm for the year ending December 31, 2013, will be approved if the votes cast for the proposal exceed those cast against the proposal provided that a quorum is present in person or by proxy at the annual meeting. If the shareholders do not ratify the selection, the Audit Committee will consider any information submitted by the shareholders in connection with the selection for next year. Even if the appointment is ratified, the committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the committee believes such a change would be appropriate.

We expect that a representative of BKD, LLP will be at the annual meeting. This representative will have an opportunity to make a statement if he or she wishes to do so and will be available to respond to appropriate questions.

The Board of Directors unanimously recommends that you vote FOR the ratification of BKD, LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013.

FEES PAID TO THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following fees were billed by BKD, LLP for 2012 and 2011.

Audit Fees

The aggregate audit fees billed by BKD, LLP include amounts for the audit of our annual consolidated financial statements, the reviews of the condensed consolidated financial statements included in our quarterly reports on Form10-Q, including related services such as comfort letters, statutory audits, attest services, consents, and assistance with and review of documents filed with the SEC and other regulatory bodies. Audit fees for the years ended December 31, 2012 and 2011 were $227,500 and $230,575, respectively.

Audit-Related Fees

BKD, LLP audited our benefit plans for the years ended December 31, 2011 and 2010. The amount of fees billed during 2012 and 2011 relating to this work were $20,000 and $28,000, respectively. BKD, LLP did not provide any other audit-related services during 2012 and 2011.

Tax Fees

The aggregate fees billed for professional services provided by BKD, LLP related to income tax return preparation, assistance with quarterly tax estimates, and consulting on various tax matters for the years ended December 31, 2011 and 2010. The amount of fees billed during 2012 and 2011 relating to this work were $27,200 and $24,925, respectively.

All Other Fees

There were no fees billed for services which are not included above for 2012 or 2011.

Pre-Approval of Audit and Non-Audit Services

Our Audit Committee has adopted a policy for the pre-approval of audit and permitted non-audit services by our independent registered public accounting firm. The committee will consider annually and, if appropriate, approve the provision of audit services by our independent registered public accounting firm. In addition, the committee will consider and, if appropriate, pre-approve the provision of certain defined audit and non-audit services. The committee will also consider on a case-by-case basis and, if appropriate, approve specific services that were not otherwise pre-approved.

Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the Audit Committee for consideration at its next regular meeting or, if earlier consideration is required, to the committee's Chairman between regular meetings. In the period between committee meetings, the committee's Chairman is authorized to pre-approve such services on behalf of the committee provided that the pre-approval is reported to the committee at its next regularly scheduled meeting. The committee will regularly review summary reports detailing all services and the fees for those services being provided to us by our independent registered public accounting firm.

During 2012, all services provided by BKD, LLP were pre-approved by the Audit Committee in accordance with this policy.

REPORT OF THE AUDIT COMMITTEE

This report of the Audit Committee will not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement or future filings into any filing under the Securities Act of 1933 or under the Exchange Act, except to the extent that CFS specifically incorporates this report by reference, and will not otherwise be deemed filed under these Acts.

The Audit Committee reviewed and discussed with management and BKD, LLP, our independent registered public accounting firm, the Company's audited consolidated financial statements as of and for the year ended December 31, 2012. Management has the primary responsibility for our consolidated financial statements and the financial reporting process, including our system of internal controls. BKD, LLP audited our financial statements as of and for the year ended December 31, 2012, and expressed an opinion that the consolidated financial statements present fairly, in all material respects, the consolidated financial position, results of operations, and cash flows of the Company and its subsidiaries as of and for the year in conformity with generally accepted accounting principles for the United States of America.

The Audit Committee discussed with BKD, LLP the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. Additionally, the committee received from BKD, LLP the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding BKD, LLP's communications with the committee concerning independence and has discussed with BKD, LLP its independence. The committee relies on the information and representations provided to it by management and BKD, LLP.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that our audited consolidated financial statements be included in the Company's annual report on Form 10-K for the year ended December 31, 2012, for filing with the Securities and Exchange Commission.

Audit Committee
Robert R. Ross (Chairman)
Gregory W. Blaine
John W. Palmer

PROPOSAL 3 – ADVISORY (NON-BINDING) VOTE TO APPROVE THE 2012 NAMED EXECUTIVE OFFICER COMPENSATION

We are asking our shareholders to approve the compensation paid to our NEOs for 2012 as described in this proxy statement. This proposal (commonly known as a *say-on-pay proposal)* gives our shareholders the opportunity to express their views on the Company's 2012 executive compensation and our executive compensation program. This vote is not intended to address any specific item of 2012 compensation, but rather the overall compensation of our NEOs as described in this proxy statement. Accordingly, we ask our shareholders to vote **FOR** the following resolution at the annual meeting:

"RESOLVED, that the shareholders approve the 2012 compensation of the Company's Named Executive Officers, as disclosed in the **Executive Compensation** section, including the compensation tables and related disclosures, in the Company's proxy statement for its 2013 Annual Meeting of Shareholders."

Our shareholders approved the say-on-pay resolution at our 2012 Annual Meeting of Shareholders with approximately 90% of the votes that were cast voting in favor of the proposal. In light of this, our executive compensation program in 2012 was substantially unchanged from the program we had in place for 2011. Please read the **Executive Compensation** section of this proxy statement, including the **Compensation Discussion and Analysis**, for additional details about our executive compensation program and the different components thereof, including information about the total compensation of our NEOs in 2012.

The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee, or our Board of Directors. The vote will provide our Board and our Compensation Committee with information relating to the opinions of our shareholders which the Compensation Committee will consider as it makes determinations with respect to future action regarding executive compensation and our executive compensation program. We currently conduct a say-on-pay vote every year and expect to hold the next say-on-pay vote at our 2014 Annual Meeting of Shareholders.

The Board of Directors unanimously recommends a vote FOR the approval of the 2012 compensation of our Named Executive Officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC.

SHAREHOLDER PROPOSALS AND NOMINATIONS

Submission of Shareholder Proposals or Director Nominations for the Next Annual Meeting

If you intend to present a proposal at our 2014 Annual Meeting of Shareholders and you wish to have the proposal included in the proxy statement for that meeting, you must submit the proposal in writing to Monica F. Sullivan, Corporate Secretary, at 707 Ridge Road, Munster, Indiana 46321. Ms. Sullivan must receive this proposal no later than December 3, 2013. Any such proposal would be subject to Rule 14a-8 under the Exchange Act.

If you want to present a proposal at the 2014 Annual Meeting of Shareholders without including the proposal in the proxy statement, you must provide written notice to Ms. Sullivan at the address given above. Ms. Sullivan must receive this notice no later than December 3, 2013. Director nominations may be made at the annual meeting only by or at the direction of the Board of Directors or by any shareholder entitled to vote at the meeting who has provided written notice to Ms. Sullivan by December 3, 2013. All notices must comply with the notice requirements set forth in our By-laws. A complete copy of our amended and restated By-laws was included as an exhibit to our Form 8-K filed on December 17, 2010 with the SEC and is also available to our shareholders free of charge upon request to Ms. Sullivan.

Each notice of a proposal must include, among other information described in our By-laws, the following:

- a description of the business to be brought before the meeting;
- your name, address, the class, and number of shares of CFS common stock you own;
- the identification of any person retained or to be compensated by you, or acting on such person's behalf, to make solicitations or recommendations to shareholders for the purpose of assisting in the passage of your proposal and a brief description of such arrangement; and
- any material interest you may have in the proposal.

Each notice of a nomination must include, among other information described in our By-laws, the following:

- your name, age, principal occupation, business and residential addresses, and the number of shares of CFS common stock you beneficially own;
- the name, age, principal occupation, and business and residential addresses of the nominee and the number of shares of CFS common stock beneficially owned by each nominee;
- a representation as to your record ownership of CFS common stock and your intent to appear in person or by proxy at the meeting to present each nominee specified in your notice;
- a description of all arrangements or understandings between you and each nominee and any other person pursuant to which the nomination or nominations are to be made;

- each nominee's consent to be elected and to serve; and
- information that would be required to be disclosed in the solicitation of proxies for the election of Directors under the federal securities laws.

The Board of Directors may require any nominee to furnish any other information, within reason, that may be needed to determine the eligibility of the nominee.

OTHER MATTERS AND DISCRETIONARY VOTING

The Board of Directors is not aware of any matter other than those stated in this proxy statement that may come before the 2013 Annual Meeting of Shareholders. If any other matters are properly presented for action at the annual meeting, or at any adjournment or postponement of the meeting, including whether or not to adjourn the meeting, a signed proxy card will confer discretionary authority to the persons named in the proxy card to vote on those matters. It is intended that the persons named as proxies in the proxy card will vote with respect to those matters as recommended by the Board of Directors of CFS or, if no recommendation is given, in their best judgment.

For the Board of Directors,



MONICA F. SULLIVAN
Vice President – Corporate Secretary

Munster, Indiana
April 2, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File No.: 0-24611

CFS Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Indiana	**35-2042093**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
707 Ridge Road	
Munster, Indiana	**46321**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code: (219) 836-2960

Securities registered pursuant to Section 12(b) of the Act:

Common Stock (par value $.01 per share)	**NASDAQ Global Market**
(Title of Each Class)	*(Name of Each Exchange of Which Registered)*

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 30, 2012, the aggregate value of the 10,867,357 shares of Common Stock of the Registrant outstanding on such date, which excludes 1,564,930 shares held by affiliates of the Registrant as a group, was approximately $46.3 million. This figure is based on the closing sale price of $4.98 per share of the Registrant's Common Stock reported on the NASDAQ Global Market on June 30, 2012.

Number of shares of Common Stock outstanding as of February 28, 2013: 10,893,697

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for its 2013 Annual Meeting of Shareholders are incorporated by reference into Part III.

CFS BANCORP, INC. AND SUBSIDIARIES

FORM 10-K

INDEX

Certain statements contained in this Annual Report on Form 10-K, in other filings the Company makes with the United States Securities and Exchange Commission (SEC), and in the Company's press releases or other shareholder communications are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, these statements relate to our business plans or strategies; projections involving anticipated revenues, earnings, profitability, or other aspects of our operating results; or other future developments in our business or the industry in which we conduct our business. Forward-looking statements may be identified by reference to a future period or periods or by the use of forward-looking language such as "anticipate," "believe," "estimate," "expect," "indicate," "intend," "intend to," "plan," "project," "should," "would be," "will," or similar expressions or the negative thereof, as well as statements that include future events, tense or dates, or are not historical facts as they related to us, our business, prospects, or our management.

You should not place undue reliance on any such forward-looking statements, which speak only as of the date made. These forward-looking statements include but are not limited to statements regarding our ability to successfully execute our strategy and Strategic Growth and Diversification Plan, the level and sufficiency of our current regulatory capital and equity ratios, our ability to continue to diversify the loan portfolio, efforts at deepening client relationships, increasing levels of core deposits, lowering non-performing asset levels, managing and reducing credit-related costs, increasing revenue growth and levels of earning assets, the effects of general economic and competitive conditions nationally and within our core market area, the ability to sell other real estate owned properties and mortgage loans held for sale, the sufficiency of the levels of provision for and the allowance for loan losses, amounts of loan charge-offs, levels of loan and deposit growth, interest on loans, asset yields and cost of funds, net interest income, net interest margin, non-interest income, non-interest expense, the interest rate environment, and other risk factors identified in the filings we make with the SEC. Various factors related to the items noted above could affect our financial performance and could cause actual results for future periods to differ materially from those anticipated or projected. For further discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements, see "Item 1A. Risk Factors" of this Annual Report on Form 10-K. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties, assumptions, and changes in circumstances. Forward-looking statements are not guarantees of future performance or outcomes, and actual results or events may differ materially from those included in these statements. We do not undertake, and specifically disclaim any obligation, to update any forward-looking statements to reflect occurrences, unanticipated events, or circumstances after the date of such statements unless required to do so under the federal securities laws.

PART I.

ITEM 1. BUSINESS

GENERAL

CFS Bancorp, Inc. (*the Company*), an Indiana corporation, was incorporated in March 1998 and is the holding company for Citizens Financial Bank (*the Bank*), our banking subsidiary. The Bank, which was organized as a federally chartered mutual savings and loan association and has been operating in Northwest Indiana since 1934 and the Southern suburbs of Chicago, Illinois, since 1998, formed the holding company in connection with its conversion from a mutual to stock savings institution. We are currently subject to primary oversight and examination by the Office of the Comptroller of the Currency (*OCC*) and the Federal Reserve Bank of Chicago (*FRB*). See "Regulation and Supervision of the Company and the Bank" below in this "Business" section.

The Bank's executive offices are located in Munster, Indiana, and it has 20 full service banking centers located in Lake and Porter counties in Northwest Indiana and Cook and DuPage counties in Illinois. We employed 261 full-time equivalent employees at December 31, 2012. Management strives to maintain excellent relations with its employees and was recognized by the Chicago Tribune as one of Chicago's Top 100 Workplaces for the third year in a row for 2012. Our executive officers and those of the Bank are substantially identical. The Company does not own or lease any property but instead uses the premises, equipment, and furniture of the Bank. The Company does not employ any persons other than officers who are also officers of the Bank. In addition, the Company utilizes the support staff of the Bank from time to time. The Company is responsible for the overall conduct, direction, safety and soundness, and performance of the Bank and provides various services, establishes company-wide policies and procedures, and provides other resources as needed, including capital, to the Bank.

In recent years, we have transitioned our business model from a traditional savings and loan engaged primarily in one-to-four family residential mortgage lending to a more diversified consumer and business bank while retaining our emphasis on high-performing, personalized client service.

Our 20 full service banking centers deliver retail and small- to medium-sized business loan and deposit products and services in the communities we serve. Banking center managers and their staffs utilize a market and relationship focused, client centric approach in identifying opportunities and meeting the needs and exceeding the expectations of our clients. By providing high-quality personalized client services and solutions, the banking centers enhance our ability to improve our market share.

Our business banking group is primarily responsible for developing relationships with small- to medium-sized businesses within the communities we serve by providing various loan, deposit, and cash management products and services. A seasoned team of business banking relationship managers and an experienced credit team analyze overall relationship opportunities to ensure the proper assessment of inherent risks and utilize various loan structures to appropriately manage those risks.

We offer a wide variety of checking, savings, and other deposit accounts. We also offer investment services and securities brokerage targeted to individuals, families, and small- to medium-sized businesses in our primary market areas through a non-affiliated third-party provider. Our business product offerings enhance our ability to serve the cash management needs of our client base. These products include public fund deposits, a full array of sweep products including repurchase sweep accounts, zero balance accounts, remote deposit capture, positive pay and merchant services, business overdraft protection, business online banking, and other cash management related services.

We periodically evaluate our overall market presence, and we target areas that we believe are not yet fully served by other banking organizations, offer an attractive deposit base or potential business growth opportunities, and complement our existing market territory. We also routinely examine our cost structure in relation to our banking centers and look for opportunities to work more effectively and efficiently. During 2012, based on our analysis indicating a low probability of achieving the targeted goals necessary to justify the continued investment, we closed our Bolingbrook and Orland Park, Illinois, branches effective March 31, 2012. The clients served by those banking centers were transferred to our Darien and Tinley Park banking centers, respectively.

The Bank's revenue is largely dependent on net interest income, which is the difference between interest earned on interest-earning assets, such as loans, and the interest expense paid on interest-bearing liabilities, such as deposits, and fee-based income. The Bank's operations are significantly impacted by current economic conditions, the regulations of the OCC, the monetary policy of the federal government, including the Board of Governors of the FRB, and governmental tax policies and budgetary matters.

AVAILABLE INFORMATION

We are a public company and file annual, quarterly, and other reports, proxy statements, and other information with the Securities and Exchange Commission (*SEC*). We make available our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act free of charge, on our website, *www.citz.com*, under the "Investor Relations" section. These documents are available as soon as reasonably practicable after they are filed or furnished to the SEC.

CORPORATE GOVERNANCE AND CODE OF CONDUCT AND ETHICS

We have established certain committees of our Board of Directors, specifically Audit, Compensation, and Corporate Governance and Nominating Committees. The charters of the Audit, Compensation, and Corporate Governance and Nominating Committees as well as our Code of Conduct and Ethics can be found on our website listed above. We also have an Executive Committee of the Bank and its duties are set forth in the Bank Board resolution that authorized the committee. The information is also available in printed form to any shareholder who requests it by writing to us in care of our Vice President – Corporate Secretary, 707 Ridge Road, Munster, Indiana 46321.

MARKET AREA AND COMPETITION

We currently operate 20 full service banking centers in Lake and Porter counties in Northwest Indiana and in Cook and DuPage counties in Illinois. All areas served are part of the Chicago Metropolitan Statistical Area.

We concentrate our efforts in the markets surrounding our banking centers. Our market area reflects diverse socio-economic factors. Historically, the market area in Northwest Indiana and the South-suburban areas of Chicago were heavily dependent on manufacturing. While manufacturing is still an important component of the local economies, service-related industries have become increasingly more significant to the region in the last decade. The local economies are affected by economies of both the Chicago and surrounding suburban business centers within the metropolitan Chicago area, which includes Northwest Indiana. Prior to mid-2007, we also invested in areas outside of our market, primarily through the purchase of commercial syndication and participation loans. Since mid-2007, our investment in areas outside of our market continues to decrease as we exit existing loan relationships and no longer pursue these types of lending opportunities.

We face significant competition both in making loans and in attracting deposits. The Chicago metropolitan area is one of the largest money centers, and the market for deposit funds is one of the most competitive, in the United States. The competition for loans comes principally from commercial banks, other savings banks, savings associations, and to a lesser degree, mortgage-banking companies, conduit lenders, and insurance companies. The most direct competition for deposits has historically come from savings banks, commercial banks, and credit unions. We face additional competition for deposits from short-term money market funds, other corporate and government investment securities funds, and other non-depository financial institutions such as brokerage firms and insurance companies.

LENDING ACTIVITIES

General

We originate commercial and retail loans. Included in the commercial loan portfolio are commercial and industrial, commercial real estate (owner occupied, non-owner occupied, and multifamily), and construction and land development loans we directly originated as well as syndication and participation loans we purchased prior to mid-2007. The retail loan portfolio includes one-to-four family residential mortgage, construction and lot, and consumer loans including home equity loans, home equity lines of credit (*HELOCs*), auto loans, and other consumer loans. See the loans receivable composition table in "Loans" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our lending strategy seeks to diversify our portfolio in an effort to limit risks associated with any particular loan type or industry while building a quality loan portfolio. We have established specific collateral concentration limits in a manner we believe will not hamper our relationship managers in the pursuit of new business opportunities in a variety of sectors. Our commercial loan underwriting focuses primarily on the historical and projected cash flow from business operations, the financial strength of the borrower and guarantors, the history and experience of the principal owners, as well as the market segment the company operates in, and finally, we consider the underlying collateral that would be used to secure the loan. We have tested and implemented loan grading matrices for commercial and industrial loans, commercial real estate owner occupied and non-owner occupied loans, and commercial real estate multifamily loans as one component that is considered in the process of determining loan risk ratings. Every loan has subjective components which are also considered, and our grading criteria considers the core credit attributes that emphasize cash flow, trends, collateral, and guarantor liquidity. Since late 2008, we have utilized these matrices for all commercial loan originations.

We utilize secondary market standards for underwriting one-to-four family residential mortgage loans which facilitate our ability to sell these loans into the secondary market. Secondary market requirements place limitations on debt-to-income ratios and loan size among other factors. As part of the underwriting process, we evaluate, among other things, the applicant's credit history, income, employment stability, repayment capacity, and collateral. We forward commit one-to-four family residential mortgage loans for sale on a best efforts basis through the secondary market. During 2012, we sold $52.9 million of loans primarily to the Federal National Mortgage Association (*FNMA*). We plan on continuing to originate and sell fixed-rate one-to-four family residential mortgage loans as a part of our ongoing business strategy to increase non-interest income and manage interest-rate risk.

We utilize a risk-based lending approach for underwriting our home equity products and other consumer loans. This approach evaluates the applicant's credit score, debt-to-income ratio, and collateral value and tiers the interest rates based upon the evaluation of these attributes.

The types of loans that we may originate are subject to federal and state laws and regulations. Interest rates charged on loans are affected principally by the inherent risks involved, demand for such loans, the supply of money available for lending purposes, and the rates offered by our competitors on such loans. These factors are, in turn, affected by current economic conditions, the monetary policy of the federal government, including the FRB, and governmental tax policies and budgetary matters.

Certain officers have been authorized by the Board of Directors to approve loans up to specific designated amounts. The Loan Committee meets weekly and approves all loans over $3.0 million and ratifies all other loan approvals. The Loan Committee is subject to oversight by the Board of Directors. The Board of Directors or its designate committee of Directors is responsible for and has the exclusive authority to approve all renewals, extensions, modifications, or new money loans to any borrower with aggregate credit exposure greater than $500,000 and an internal credit rating of Special Mention - 6 or higher.

A federal savings bank generally may not make loans to one borrower and related entities in an amount which exceeds 15% of its unimpaired capital and surplus (or approximately $16.4 million in our case at December 31, 2012), although loans in an amount equal to an additional 10% of unimpaired capital and surplus may be made to a borrower if the loans are fully secured by readily marketable investment securities.

We are also required to monitor our aggregate loans to corporate groups. These are loans that are made to individual entities that have a similar ownership group but are not considered to be a common enterprise. While the individual loans are secured by separate properties and underwritten based on separate cash flows and/or collateral, the entities may all be owned or controlled by one individual or a group of individuals. We are required by regulation to limit our aggregate loans to any corporate group to 50% of Tier 1 capital. At December 31, 2012, Tier 1 capital was $99.3 million. Our largest corporate group lending relationship at December 31, 2012 equaled $19.7 million, well below the group lending limit of $49.6 million, and all of these loans are performing in accordance with their terms.

COMMERCIAL LENDING

General

Our commercial lending portfolio includes commercial and industrial, commercial real estate (owner occupied, non-owner occupied, and multifamily), construction and land development loans, and participations purchased. The business banking group is responsible for growing our commercial loan portfolio by generating small- to medium-sized business relationships, which includes cross-selling all bank products and services. Our short-term and revolving commercial loans generally have variable interest rates indexed to the Wall Street Journal prime lending rate, the London Interbank Offered Rate (*LIBOR*), a Federal Home Loan Bank of Indianapolis (*FHLB of Indianapolis*) rate, or the three- or five-year U.S. Treasury rate. Our longer-term amortizing loans generally have balloon maturity dates of three to five years, which allows us to reprice the loans based on current market conditions and changes in the asset quality.

Commercial and Industrial Loans

We continue to shift our strategic focus away from commercial real estate to commercial and industrial lending. We focus on small- and medium-sized business relationships where the loans are generally secured by business assets including accounts receivable, inventory, and equipment, and typically include the personal guarantees of the principals of the business. On occasion, these loans will include a borrowing base and/or additional real estate as collateral to enhance our security position as well as the borrower's commitment to the loan. The commercial and industrial loans undergo an underwriting process similar to the other types of commercial loans we offer; however, these loans tend to have a different risk profile since repayment is generally based on the cash flows generated from the borrower's business. We generally obtain personal guarantees for our commercial and industrial loans from any principal owning 20% or more of the business. As of December 31, 2012, the total outstanding balance of our commercial and industrial loan portfolio was $102.6 million, or 14.8% of our total loans receivable, and the average loan size in this portfolio approximated $308,000.

Commercial Real Estate

The commercial loan portfolio also includes loans secured by owner occupied, non-owner occupied, and multifamily real estate, generally with terms of three to ten years, and typically with an amortization period of 25 years or less. We offer fixed interest rate loans and variable rate loans with fixed interest rates for the initial three- or five-year period which then adjust at each three- or five-year interval, according to a designated index, such as the prime lending rate, LIBOR, FHLB of Indianapolis rate, or U.S. Treasury rate, plus a stipulated margin, for the remainder of the term. Commercial real estate loans generally have shorter terms to maturity with higher yields than our one-to-four family residential mortgage loans. These loans will either balloon at maturity or will be rewritten. Upon closing, we usually receive fees between .25% and 1% (subject to competitive conditions) of the principal loan balance. These loans may be subject to prepayment penalties. We generally obtain personal guarantees for commercial real estate loans from any principal owning 20% or more of the business.

We evaluate various aspects of commercial real estate loans in an effort to manage credit risk to an acceptable risk tolerance level. In underwriting these loans, consideration is given to the stability of the property's cash flow, future operating projections, management experience, current and projected occupancy, location, and physical condition. In addition, we generally perform a sensitivity analysis on cash flows utilizing various occupancy and interest rate assumptions when underwriting the loans to determine how different scenarios may impact the borrowers' ability to repay the loans. We have generally required a debt service coverage ratio (the ratio of net income before interest, depreciation, and debt payments to debt service) of not less than 110% for commercial real estate loans. The loan-to-value ratios are generally less than 80% at time of origination. The underwriting analysis includes a review of the financial condition of the borrowers and guarantors as well as cash flows from global resources. An appraisal report is prepared by an independent appraiser commissioned by us to determine property values based upon current market conditions. We review all appraisal reports and any necessary environmental site assessments before the loan closes.

Commercial real estate lending entails substantial risks because these loans often involve large loan balances to a single borrower and the payment experience on these loans is typically dependent on the successful operation of the project or business. These risks can also be significantly affected by supply and demand conditions in the local market for apartments, strip malls, offices, warehouses, or other commercial space. We attempt to mitigate our risk exposure by considering properties with existing operating history that can be analyzed, requiring conservative debt coverage ratios, and periodically monitoring the operation and physical condition of the collateral as well as the business occupying the property.

Commercial real estate owner occupied loans are generally a borrower purchased building where the borrower occupies at least 50% of the space with the primary source of repayment dependent on sources other than the underlying collateral. These types of loans are secured by properties housing the owner's business such as light industrial/warehouses, restaurants, single tenant office properties, multi-tenant office properties, and professional office properties. At December 31, 2012, the outstanding balance of our commercial real estate owner occupied loan portfolio was $98.0 million, or 14.2% of total loans receivable, and the average loan size in this portfolio approximated $469,000.

Commercial real estate non-owner occupied loans are generally loans collateralized by commercial income-producing properties such as office buildings, retail shopping centers, mixed-use commercial buildings, and properties used in the hospitality industry. We generally obtain the personal guarantee(s) of the borrower(s) to help mitigate the risk associated with this type of lending. At December 31, 2012, the outstanding balances of our commercial real estate non-owner occupied loan portfolio was $164.4 million, or 23.7% of total loans receivable, and the average loan size in this portfolio approximated $691,000.

Commercial real estate multifamily loans include loans to purchase or refinance residential rental properties with five or more units such as apartments, town homes, and nursing homes. Our emphasis is to originate multifamily loans collateralized by properties with 24 units or less. We typically secure the personal guarantees of the borrowers to mitigate the overall risk and vacancies associated with these loan types. At December 31, 2012, the outstanding balance of our commercial real estate multifamily loan portfolio was $75.2 million, or 10.9% of total loans receivable, and the average loan size in this portfolio approximated $464,000.

Construction and Land Development Loans

We provide construction loans for various commercial real estate and multifamily residential projects. We also originate loans to developers for the purpose of developing the land (e.g., roads, sewer, and water) for sale. Due to the higher degree of risk and the recent lack of activity in the housing and land development markets, we have deemphasized originations in this category over the last five years and continue to reduce our existing exposure to this type of lending.

Construction and land development loans are secured by a mortgage on the property which is generally limited to the lesser of 80% of its appraised value or 85% of its cost less developer profit, overhead, and interest reserves. This type of loan is typically made for a period of up to three years. We require monthly interest payments during the loan's term. The principal balance of the loan is reduced as units are sold or at maturity upon the borrower obtaining permanent financing. In addition, we expect and require personal guarantees from the borrower's principals for construction and land development loans.

The loan underwriting and processing procedures require a property appraisal by an approved independent appraiser and each construction and development loan is reviewed by independent architects, engineers, or other qualified third parties for verification of costs. Disbursements during the construction phase are based on regular on-site inspections and approved certifications. In the case of construction loans on commercial projects where we provide the permanent financing, we usually require executed lease commitments on some portion of the property under construction from qualified tenants. We primarily provide residential and commercial construction lending within our market area.

Construction and land development financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, owner occupied real estate. The risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development, the estimated cost (including interest) of construction, and the absorption rate of unit sales utilized in the original appraisal report. If the estimate of construction cost proves to be inaccurate, we typically require the borrower to inject equity in the form of cash or marketable securities to cover any shortfall. If the borrower is unable to cover a shortfall, we may then need to advance funds beyond the amount originally committed to ensure completion of the development. For this reason in today's challenging environment, we require personal guarantees and verification of available liquidity to support delays or inaccuracies in the original construction cost estimates.

In evaluating any new originations of construction and development loans, we generally consider evidence of the availability of permanent financing or a takeout commitment to the borrower, the reputation of the borrower and/or the general contractor, the amount of the borrower's equity in the project, independent valuations and reviews of cost estimates, pre-construction sale or leasing information, and cash flow projections of the borrower. To reduce the inherent risks, we may require performance bonds in the amount of the construction contract and generally obtain personal guarantees from the principals of the borrower. At December 31, 2012, the outstanding balance of our commercial construction and land development loans was $20.2 million, or 2.9% of total loans receivable, and the average loan size in this portfolio approximated $749,000.

Commercial Participations

Our commercial purchased participation portfolio includes loans originated by other lenders and loan syndications that we have historically invested in on a participating basis to supplement the direct origination of our commercial and construction loan portfolio. During 2007, we experienced margin contraction and detected credit risks in excess of our risk tolerances in the opportunities being presented in this portion of our loan portfolio. As a result, we stopped purchasing new syndications and participations in the second quarter of 2007. We continue to reduce our exposure on these types of loans, which primarily include commercial construction and land development and commercial real estate loans. At December 31, 2012, purchased participation loans totaled $5.3 million, less than 1% of total loans receivable.

RETAIL LENDING

General

The retail lending program includes one-to-four family residential loans, home equity loans, HELOCs, one-to-four family residential construction and lot loans, auto loans, and other consumer loans. We currently originate fixed-rate one-to-four family residential mortgage loans to sell to the secondary market. We employ mortgage loan originators to increase our volume of originations within our geographic footprint with the intention of selling, with servicing retained and without recourse, these fixed-rate loans to the secondary market. We currently retain all of the variable-rate one-to-four family residential loans we originate.

One-to-Four Family Residential Loans

All of our one-to-four family residential mortgage loans consist of conventional loans. Conventional loans are neither insured by the Federal Housing Administration (*FHA*) nor partially guaranteed by the Department of Veterans Affairs (*VA*). The vast majority of our one-to-four family residential mortgage loans are secured by properties located in our market areas.

Our current maximum loan-to-value (*LTV*) ratio for these loans is generally 80% of the lesser of the secured property's sales price or appraised value, unless private mortgage insurance is purchased by the borrower on the portion of the principal amount that exceeds 80% of the appraised value. We did not originate sub-prime or "Alt-A" loans and have not originated option adjustable-rate mortgages, interest only, or negative amortization loans.

Our residential mortgage loans have either fixed interest rates or variable interest rates which adjust periodically during the term of the loan. Fixed-rate loans generally have maturities between 10 and 30 years and are fully amortizing with monthly loan payments sufficient to repay the total amount of the loan and interest by the maturity date. Substantially all of our one-to-four family residential mortgage loans contain due-on-sale clauses, which permit us to declare the unpaid balance to be due and payable upon the sale or transfer of any interest in the property securing the loan without our prior approval. We enforce such due-on-sale clauses.

Our fixed-rate loans are originated under terms, conditions, and documentation which typically permit them to be sold in the secondary market. Prior to the third quarter of 2010, we were retaining all fixed-rate one-to-four family residential mortgage loans in our portfolio. Since then, we have generally sold a majority of our conforming fixed-rate one-to-four family residential mortgage loan originations with terms of 15, 20, and 30 years to FNMA on a servicing-retained basis. During 2012 and 2011, we sold $54.8 million and $16.0 million, respectively, of loans to FNMA. During 2012, we became an approved FHA/VA lender with a commercial bank conduit, which allows us to originate and sell FHA/VA loan originations on a servicing-released basis. At December 31, 2012, $122.9 million, or 69.9%, of our one-to-four family residential mortgage loans were fixed-rate loans with a weighted-average rate of 4.39%.

The adjustable-rate one-to-four family residential mortgage (*ARM*) loans currently offered have interest rates which are fixed for the initial three- or five-year period and then adjust annually to the corresponding Constant Maturity Treasury index (*CMT*) plus a stipulated margin. ARMs generally have a cap of 2% on any increase or decrease in the interest rate at any adjustment date and include a specified cap on the maximum interest rate increases over the life of the loan. This cap is generally 6% above the initial rate. ARMs require that any payment adjustment resulting from a change in the interest rate be sufficient to result in full amortization of the loan by the end of the loan term and do not permit any of the increased payment to be added to the principal amount of the loan, or so-called negative amortization. We do not have any interest-only adjustable rate one-to-four family residential loans in our portfolio. At December 31, 2012, $53.0 million, or 30.1%, of our one-to-four family residential mortgage loans were adjustable-rate loans with a weighted-average rate of 3.08%.

Home Equity Products

The majority of our home equity products are HELOCs which are structured as a variable-rate line of credit with terms up to 20 years including a 10-year repayment period. We also offer home equity loans with a 10-year term which have a fixed interest rate through maturity. Our home equity products are secured by the underlying equity in the borrower's residence. These products currently require LTV ratios of 80% or less after taking into consideration any first mortgage loan. There is a higher level of risk associated with this type of lending since these products are typically secured by a second mortgage on the borrower's residence. We consider the borrower's credit score, repayment history, employment history and status, and the borrower's total debt to income as verification of the borrower's sustainable ability to pay. These factors are also used in establishing the interest rate on the loan or line of credit. At December 31, 2012, the outstanding balance of HELOCs was $46.5 million, or 6.7% of total loans receivable.

Retail Construction

Our construction and lot loans for one-to-four family residences are typically loans on single lots for the construction of the borrower's single family residence. Due to the recent economic conditions and lack of activity in the housing and land development markets, we continue to reduce our exposure to this type of lending. At December 31, 2012, the outstanding balance of our retail construction loans was $1.2 million, less than 1% of total loans receivable.

Consumer Loans

Consumer loans consist primarily of loans secured by deposit accounts and auto loans. During 2011, we began to actively solicit these types of loans from clients within our market areas. During the latter part of 2012, we committed an experienced manager to the position of Vice President - Consumer Lending. We have spent considerable time and energy training our teams and building an infrastructure and culture which recognizes the opportunities for this type of lending within our market area. We believe that consumer loans provide opportunity to continue our overall loan portfolio diversification at significantly lower risk levels and provide cross-sell opportunities to solidify our overall client relationship.

INVESTMENT SECURITIES ACTIVITIES

Our investment policy, which has been approved by our Board of Directors, prescribes authorized investments and outlines our practices for managing risks involved with investment securities. The Asset/Liability Management Committee (*ALCO*) approves major policy guidelines and designates authority to make investments for the Bank to our Investment Committee. The Investment Committee consists of our President and Chief Executive Officer, Corporate Investment Officer, and Chief Financial Officer, who serves as the committee's Chairman. The Corporate Investment Officer oversees the day-to-day operations of our investment portfolio in accordance with our investment policy. Our investments are managed to balance the following objectives:

- provide liquidity for loan demand, deposit fluctuations, and other balance sheet changes;
- protect net interest income from the impact of changes in market interest rates;
- meet pledging and liquidity requirements; and
- maximize return on invested funds within acceptable risk guidelines.

Our investment policy permits investments in various types of investment securities including obligations of the U.S. Treasury, federal agencies, government sponsored enterprises (*GSEs*), residential and commercial mortgage-backed and mortgage-derivative securities, pooled trust preferred investment securities, commercial paper, certificates of deposit, and federal funds sold to financial institutions approved by the Board of Directors. We currently do not participate in hedging programs, interest rate swaps, or other activities involving the use of off-balance sheet derivative instruments.

Under Accounting Standards Codification (*ASC*) 320-10, *Investments – Debt and Equity Securities,* investment securities must be classified as held-to-maturity, available-for-sale, or trading. Management determines the appropriate classification at the time of purchase. The classification of investment securities is significant since it directly impacts the accounting for unrealized gains and losses on investment securities. Debt investment securities are classified as held-to-maturity and carried at amortized cost when the Company has the positive intent and the ability to hold the investment securities to maturity. Investment securities not classified as held-to-maturity are classified as available-for-sale and are carried at fair value, with the unrealized holding gains and losses, net of tax, reported in other comprehensive income and with no effect on earnings until realized. Our investment in Federal Home Loan Bank (*FHLB*) stock is carried at cost. We have no trading account investment securities.

SOURCES OF FUNDS

General

Deposits are the primary source of funds for lending and other investment purposes. In addition to deposits, we derive funds from loan principal repayments and borrowed funds. Loan repayments are historically a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by the general level of interest rates and money market conditions. We use limited borrowed funds, primarily FHLB advances, to supplement our deposits as a source of funds.

Deposits

Our deposit products include a broad selection of deposit instruments, including totally free and interest-bearing checking, money market, and savings accounts as well as certificates of deposit. We believe our deposit product offerings meet the needs of our clients within our market area. We consider our checking, money market, and savings accounts to be our core deposits. Deposit account terms may vary with principal differences including: (i) the minimum balance required; (ii) fees charged; (iii) the time period the funds must remain on deposit; and (iv) the interest rate paid on the account.

During 2012, we implemented a new checking account deposit acquisition marketing program in all of our markets to attract both retail and business core deposits. The ongoing program is designed to attract a younger demographic and enhance growth in core deposits and related fee income as well as to provide additional cross-selling opportunities. The program has contributed to the 13.4% increase in our core deposit balances during 2012 (excluding the impact of $42.0 million of core deposit decreases due to our decision to exit four of our larger single-service deposit relationships during 2012).

We do not advertise for deposits outside of our market area and do not use the services of deposit brokers. We have developed public deposit products attractive to local municipalities. Due to the relatively large size of these balances and the cyclical nature of the municipalities' cash flows, total deposits can fluctuate as a result of changes in these balances.

Borrowed Funds

Although deposits are our primary source of funds, our policy has also been to utilize borrowed funds, including advances from the FHLB of Indianapolis. These advances are secured by our investment in the capital stock of the FHLB of Indianapolis, a pledge of certain of our mortgage loans, and time deposits with the FHLB of Indianapolis. These advances are made by the FHLB in accordance with its several different credit programs, each of which has its own interest rate and range of maturities. We also utilize short-term federal funds purchased and borrowed funds from the FRB as other funding sources when necessary. We also offer sales of investment securities under agreements to repurchase (*Repo Sweeps*). These Repo Sweeps are treated as financings, and the obligations to repurchase investment securities sold are reflected as borrowed funds in our consolidated statements of condition.

SUBSIDIARIES

During 2012, the Bank had two wholly-owned subsidiaries, CFS Holdings, Ltd. (*CFS Holdings*) and WHCC, LLC. CFS Holdings began operations in June 2001 and was located in Hamilton, Bermuda, performing a significant amount of our investment securities investing activities. Effective December 1, 2012, we dissolved this subsidiary and transferred the investment securities portfolio to the Bank, which will generate additional future state taxable income. The revenues of CFS Holdings, primarily interest income, were $3.7 million for the eleven months ended November 30, 2012 and $4.6 million and $5.0 million for the years ended December 31, 2011 and 2010, respectively. Operating expenses of this subsidiary were $67,000 for the eleven months ended November 30, 2012 and $67,000 and $63,000 for the years ended December 31, 2011 and 2010, respectively.

WHCC, LLC began operations in 2011 as a land development subsidiary to hold other real estate owned land to disposition. It was initially funded with $15,000 in cash and $2.1 million of other real estate owned from the Bank. At December 31, 2012, WHCC, LLC included $5.0 million of other real estate owned property. During 2012, the subsidiary recognized gains on the sales of other real estate owned of $433,000. There was no income recognized during 2011. The subsidiary's operating expenses totaled $266,000 for the year ended 2012 and $10,000 for the nine months ended December 31, 2011.

REGULATION AND SUPERVISION OF THE COMPANY AND THE BANK

General

The Company and the Bank are extensively regulated under applicable federal and state laws and regulations. Pursuant to provisions contained in the Dodd-Frank Wall Street Reform and Consumer Protection Act (*Dodd-Frank Act*), the Company, as a savings and loan holding company, and the Bank, as a federally-chartered savings association, are supervised, examined, and regulated by the Board of Governors of the FRB and the OCC, respectively. As a company with securities registered under Section 12 of the Securities Exchange Act of 1934 *(1934 Act)*, the Company is also subject to the regulations of the SEC and the periodic reporting, proxy solicitation, and other requirements under the 1934 Act. As an institution insured by the Federal Deposit Insurance Corporation (*FDIC*), the Bank's deposits are insured by the FDIC through its Deposit Insurance Fund (*DIF*) and is subject to regulation by the FDIC. In addition, the Bank is a member of the FHLB system. The Bank must file reports with the OCC concerning its activities and financial condition and obtain regulatory approval prior to entering into certain transactions such as mergers with, or acquisitions of, other savings associations. The FRB and the OCC also conduct periodic examinations of the Company and the Bank, respectively.

The regulatory structure applicable to the Company and the Bank gives federal regulators extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate allowances for loan losses for regulatory purposes. The activities, growth, earnings, and dividends of the Company and the Bank can be affected not only by management decisions and general economic conditions but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities.

Certain statutory and regulatory requirements applicable to the Company and the Bank are summarized below or elsewhere in this Annual Report on Form 10-K. These summaries do not purport to be complete explanations of all statutes and regulations applicable to, and their effects on, the Company and the Bank and are qualified in their entirety by reference to the actual laws and regulations. In addition, these statutes and regulations may change in the future, and we cannot predict what effect these changes, if implemented, will have on our operations. The supervision, examination, and regulation of the Company and the Bank by the bank regulatory agencies are intended primarily for the protection of depositors and the DIF rather than the shareholders of the Company and the Bank.

Holding Company Regulation

The Company is a unitary savings and loan holding company. It is a legal entity separate and distinct from the Bank and any other subsidiaries of the Company, and its principal source of funds are dividends paid to it by the Bank.

The Home Owners' Loan Act, as amended (*HOLA*), and FRB regulations generally prohibit a savings and loan holding company from engaging in any activities that would constitute a serious risk to the safety and soundness of the Bank. Further, the HOLA and the FRB prohibit a savings and loan holding company, without prior FRB approval, from acquiring, directly or indirectly, the ownership or control, or all, or substantially all, of the assets or more than 5% of the voting shares, of any other savings association or savings and loan holding company.

Depending upon the factors described below, certain holding companies may operate without significant limitations on their activities, while others are subject to significant restrictions. The restrictions which apply will depend upon whether (i) the holding company is a unitary or multiple savings and loan holding company; (ii) the holding company came into existence or filed an application to become a savings and loan holding company prior to May 4, 1999; and (iii) whether the subsidiary thrift meets the Qualified Thrift Lender (*QTL*) status. The Company presently operates as a unitary savings and loan holding company and has been in existence prior to May 4, 1999. The Bank currently satisfies the QTL test. Accordingly, the Company does not currently have significant limitations on its activities. If the Company ceases to be a unitary savings and loan holding company or to satisfy the QTL test, the activities of the Company and its non-savings association subsidiaries would thereafter be subject to substantial restrictions.

Federal Savings Association Regulation

Business Activities. The Bank is a wholly-owned subsidiary of the Company. The Bank's lending, investment, and other activities are governed by federal laws and regulations. Those laws and regulations delineate the nature and extent of the business activities in which federal savings associations may engage. The OCC has responsibility for ensuring that the Bank complies with these laws and regulations.

Regulatory Capital Requirements and Prompt Corrective Action. OCC capital regulations require savings associations to satisfy three minimum capital standards: (i) a risk-based capital requirement, (ii) a leverage requirement, and (iii) a tangible capital requirement.

Under the risk-based capital requirements of the OCC, the Bank must have total capital (core capital plus supplementary capital) equal to at least 8% of risk-weighted assets (which includes the credit risk equivalents of certain off-balance sheet items). In determining the amount of risk-weighted assets, all assets are multiplied by a risk-weight factor generally ranging from 0% to 100%, as assigned by the OCC capital regulations based on the risks inherent in the type of asset. For purposes of the risk-based capital requirement, supplementary capital may not exceed 100% of core capital. Under the leverage requirement, the Bank is required to maintain Tier 1 (core) capital equal to at least 4% of adjusted total assets (3% if the Bank has received the highest composite rating under the Uniform Financial Institutions Ratings System). Under the tangible capital requirement, the Bank is required to maintain tangible capital equal to at least 1.5% of its adjusted total assets. These capital requirements are viewed as minimum standards by the OCC, and most institutions are expected to maintain capital levels significantly above these minimums.

The prompt corrective action regulations, promulgated under the Federal Deposit Insurance Corporation Improvement Act of 1991 *(FDICIA)*, require certain mandatory actions and authorize certain other discretionary actions to be taken by the OCC and the FDIC against a savings association that falls within certain undercapitalized capital categories specified in the regulations. The regulations establish five categories of capital classification: "well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Under the regulations, the ratios of total capital to risk-weighted assets and core capital to risk-weighted assets and the leverage ratio are used to determine a savings association's capital classification.

The OCC and the FDIC may order savings associations which have insufficient capital to take prompt corrective actions. For example, a savings association that is not at least "adequately capitalized" is required to submit a capital restoration plan to the regulators and may not, among other restrictions, increase its assets, engage in certain activities, make any capital distributions, establish a new branch, or acquire another financial institution. In addition, a capital restoration plan of a savings association controlled by a holding company must include a guarantee by the holding company limited to the lesser of 5% of the association's assets when it failed to meet the "adequately capitalized" standard or the amount needed to satisfy the plan. Additional and more stringent supervisory actions may be taken depending on the financial condition of the savings association and other circumstances, such as, for example, the removal and replacement of directors and senior executive officers. Savings associations deemed to be "critically undercapitalized" are subject to the appointment of the FDIC as a receiver or conservator for the association.

Savings associations that have a total risk-based capital ratio of at least 10%, a leverage ratio of at least 5%, and a Tier 1 risk-based capital ratio of at least 6% and that are not subject to any order or written directive to meet and maintain a specific capital level are considered "well-capitalized." In connection with its most recent examination, the OCC established higher individual minimum capital ratios for the Bank. Specifically, the Bank must maintain a Tier 1 capital to adjusted total assets ratio of at least 8% and a total risk-based capital to risk-weighted assets ratio of at least 12%. At December 31, 2012, the Bank had a total-risk based capital ratio of 14.06%, a Tier 1 capital ratio of 8.81%, and a Tier 1 risk-based capital ratio of 12.81%. As such, the Bank was considered "well-capitalized" at December 31, 2012. For further discussion related to our capital ratios see "Note 11. Shareholders' Equity and Regulatory Capital" in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

In June of 2012, the FRB and other federal banking agencies issued three joint notices of proposed rulemakings (*Basel III*) that would revise each agency's risk-based and leverage capital requirements consistent with agreements reached by the Basel Committee on Banking Supervision, including implementation of a new common equity Tier 1 minimum capital requirement and a higher minimum Tier 1 capital requirement. In addition, the Basel III rulemakings propose to apply limits on a banking organization's capital distributions and certain discretionary bonus payments if the banking organization does not hold a specified "buffer" of common equity Tier 1 capital in addition to the minimum risk-based capital requirements. The Basel III rulemakings also would revise the agencies' prompt corrective action framework by incorporating the new regulatory capital minimums and updating the definition of tangible common equity. Until the Basel III rulemakings are finalized, we cannot predict the impact that such proposals, once implemented, would have upon the financial condition or results of operations of the Company or the Bank.

Dividends and Capital Distributions. OCC regulations impose limitations upon all capital distributions by a savings association. Capital distributions include cash dividends, payments to repurchase or otherwise acquire the association's own stock, payments to shareholders of another institution in a cash-out merger, and other distributions charged against capital. The regulations provide that an association must submit an application to the OCC to receive approval of any capital distribution if the association (i) is not eligible for expedited treatment; (ii) proposes capital distributions for the applicable calendar year that exceed in the aggregate its net income for that year to date plus its retained income for the preceding two years; (iii) would not be at least adequately capitalized following the distribution; or (iv) would violate a prohibition contained in a statute, regulation, or agreement between the institution and the OCC by performing the capital distribution. Under any other circumstances, the association is required to provide a written notice (rather than an application) to the OCC prior to the capital distribution. In connection with its last exam, the OCC has notified the Bank that it is not eligible for expedited treatment. As such, the Bank is currently restricted from making any capital distributions without prior written approval from the OCC. During 2012, the Bank did not pay dividends to the Company. The Company relies on dividends from the Bank as its primary source of funds, including the funds needed to pay dividends, if any, to shareholders of the Company.

Regulatory Agreements. Effective March 20, 2009, the Company agreed to enter into an informal agreement with the Office of Thrift Supervision (*OTS*), the Company's former regulator, and now the FRB as successor regulator, to address certain regulatory matters. Specifically, under the agreement, the Company previously submitted capital and business plans to the OTS for its review and comment. In addition, under the agreement, the Company must receive approval to pay dividends to its shareholders. The Company also agreed not to repurchase or redeem any shares of its common stock or incur or renew any debt without prior approval. The Company does not currently have any debt outstanding. Compliance with the terms of the agreement is not expected to have a material effect on the financial condition or results of operations of the Company. The Company believes that it is in compliance with the terms of the agreement.

In addition, the Bank and the OCC entered into a formal written agreement effective December 18, 2012 (*Written Agreement*). The Written Agreement replaces and supersedes the informal agreement previously entered into by the Bank with the OTS effective March 20, 2009. The Written Agreement generally requires that the Bank: (i) adopt and implement certain enhancements to its policies and procedures relating to its allowance for loan and lease losses (*ALLL*) and the methodology related thereto; (ii) ensure that its internal credit risk ratings of its commercial loans in excess of $250,000 are timely, accurate, and consistent with regulatory guidance; (iii) adopt and implement a written asset diversification program consistent with regulatory guidance, including an ongoing analysis of any concentrations of credit and a plan to reduce the risks thereof; (iv) obtain current appraisals or evaluations, as applicable, of the real estate securing each of the commercial loans lacking an appropriate appraisal or evaluation and all other real estate owned, and implement certain enhancements to its real estate appraisal receipt and review processes and its loan risk-assessment procedures in connection with the receipt of such appraisals; (v) implement certain enhancements to its review and revaluation of collateral securing its real estate loans in connection with the ongoing implementation of its problem loan identification, work-out strategies, and impairment and ALLL analyses; (vi) adopt and implement individual work-out plans for all criticized assets with required Board review of the status and adherence to the work-out plan for each criticized asset that equals or exceeds $500,000; and (vii) refrain from extending additional credit to any borrower with an aggregate outstanding loan balance of $500,000 that is a criticized asset unless approved and deemed by the Bank's Board of Directors or a designated committee of the Board to be necessary to promote the best interests of the Bank. The Bank believes that it has made substantial progress in complying with the terms of the Written Agreement.

In addition to the terms of the Written Agreement, the OCC has informed the Bank that it must obtain the approval of the OCC prior to: (i) adding or replacing any director or senior executive of the Bank, or changing the duties of a senior executive officer such that the officer assumes the duties of a different senior executive officer position; (ii) making a "golden parachute" or severance payment to employees, officers, or directors (the Bank must also obtain the prior approval of the FDIC for such a payment); and (iii) paying any dividends to the Company.

Insurance of Deposit Accounts. Pursuant to provisions contained in the Dodd-Frank Act, each depositor's interest-bearing deposit accounts are insured up to $250,000 by the FDIC (non-interest bearing transaction accounts were subject to unlimited deposit coverage through December 31, 2012). The Dodd-Frank Act also authorizes the FDIC to guarantee senior secured debt of solvent institutions and their holding companies in a manner similar to the Debt Guarantee Program that the FDIC established in 2008 pursuant to its Temporary Liquidity Program; however, the FDIC and the FRB must make a determination that there is a liquidity event that threatens the financial stability of the United States, and the United States Department of the Treasury (*Treasury Department*) must approve the terms of the guarantee program.

The Bank's deposits are insured up to the applicable limits under the DIF. The DIF is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund. The FDIC maintains the DIF by assessing depository institutions an insurance premium. Pursuant to the Dodd-Frank Act, the FDIC was required to set a minimum DIF reserve ratio of 1.35% of estimated insured deposits to be achieved by September 30, 2020. The Dodd-Frank Act also eliminated the 1.50% ceiling on the reserve ratio and provides that the FDIC is no longer required to refund amounts in the DIF that exceed 1.50% of insured deposits. Pursuant to the Dodd-Frank Act, the FDIC issued a rule setting a designated reserve ratio at 2.0% of insured deposits. Also, as required by the Dodd-Frank Act, the FDIC now calculates an institution's assessment level based on its total average consolidated assets during the assessment period less average tangible equity (i.e., Tier 1 capital) as opposed to an institution's deposit level which was the previous basis for calculating insurance assessments.

Under the FDIC's risk-based assessment system, insured institutions are required to pay deposit insurance premiums based on the risk that each institution poses to the DIF. An institution's risk to the DIF is measured by its regulatory capital levels, supervisory evaluations, and certain other factors. An institution's assessment rate depends upon the risk category to which it is assigned. As noted above, the FDIC will calculate an institution's assessment level based on its total average consolidated assets during the assessment period less average tangible equity (i.e., Tier 1 capital). Institutions will be placed into one of four risk categories (there is a separate category for large and highly complex institutions) for purposes of determining the institution's actual assessment rate. The FDIC will determine the risk category based on the institution's capital position (well-capitalized, adequately capitalized, or undercapitalized) and supervisory condition (based on exam reports and related information provided by the institution's primary federal regulator) and then determine the applicable assessment rate. The FDIC assessment rates range from approximately 5 basis points to 35 basis points (depending on applicable adjustments for unsecured debt and brokered deposits) until such time as the FDIC's reserve ratio equals 1.15%. Once the FDIC's reserve ratio reaches 1.15% and the reserve ratio for the immediately prior assessment period is less than 2.0%, the applicable assessment rates may range from 3 basis points to 30 basis points (subject to applicable adjustments for unsecured debt and brokered deposits). If the prior assessment period is equal to or greater than 2.0% and less than 2.5%, the assessment rates may range from 2 basis points to 28 basis points (subject to applicable adjustments for unsecured debt and brokered deposits), and if the prior assessment period is greater than 2.5%, the assessment rates may range from 1 basis point to 25 basis points (subject to applicable adjustments for unsecured debt and brokered deposits). The applicable assessment rate is then applied to the institution's total average consolidated assets during the assessment period less average tangible equity to determine the amount of the assessment. No institution may pay a dividend if it is in default on its federal deposit insurance assessment.

During 2009, the FDIC adopted a rule requiring each insured institution to prepay on December 30, 2009 the estimated amount of its quarterly assessments for the fourth quarter of 2009 and all quarters through the end of 2012 (in addition to the regular quarterly assessment for the third quarter which was due on December 30, 2009). The prepaid amount is recorded as an asset with a zero risk weight and the institution will continue to record quarterly expenses for FDIC deposit insurance. Collection of the prepayment amount does not preclude the FDIC from changing assessment rates or revising the risk-based assessment system in the future. If events cause actual assessments during the prepayment period to vary from the prepaid amount, institutions will pay excess assessments or receive a rebate of prepaid amounts not fully utilized after the collection of assessments due in June 2013. The amount of the Bank's prepayment was $6.6 million. At December 31, 2012, the remaining prepaid FDIC insurance assessment totaled $1.9 million.

In addition to the FDIC insurance premiums, the Bank is required to make quarterly payments on bonds issued by the Financing Corporation (*FICO*), an agency of the Federal government established to recapitalize a predecessor deposit insurance fund. During 2012, the Bank's FICO assessment totaled $69,000. These assessments will continue until the FICO bonds are repaid between 2017 and 2019.

Termination of Deposit Insurance. The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, rule, regulation, order, or condition imposed by the FDIC. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, will continue to be insured for a period of six months to two years, as determined by the FDIC. There are no pending proceedings to terminate the FDIC deposit insurance of the Bank, and the management of the Bank does not know of any practice, condition, or violation that might lead to termination of deposit insurance.

Qualified Thrift Lender (QTL) Test. Federal law requires OCC-regulated savings associations to meet a QTL test to avoid certain restrictions on its operations. A savings association satisfies the QTL test if the savings association's "qualified thrift investments" continue to equal or exceed 65% of the savings association's "portfolio assets" on a monthly average basis in nine out of every twelve months. "Qualified thrift investments" mean primarily securities, mortgage loans, and other investments related to housing, home equity loans, credit card loans, education loans, and other consumer loans up to a certain percentage of assets. "Portfolio assets" generally mean total assets of a savings association less the sum of certain specified liquid assets, goodwill, and other intangible assets, and the value of property used in the conduct of the savings association's business.

A savings association may also satisfy the QTL test by qualifying as a "domestic building and loan association" (*DBLA*) under the Internal Revenue Code of 1986. To satisfy the DBLA test, a savings association must meet a "business operations test" and a "60 percent of assets test." The business operations test requires the business of a DBLA to consist primarily of acquiring the savings of the public and investing in loans. An institution meets the public savings requirement when it meets one of two conditions: (i) the institution acquires its savings in conformity with OCC rules and regulations; and (ii) the general public holds more than 75% of its deposits, withdrawable shares, and other obligations. An institution meets the investing in loans requirement when more than 75% of its gross income consists of interest on loans and government obligations, and various other specified types of operating income that financial institutions ordinarily earn. The 60% of assets test requires that at least 60% of a DBLA's assets must consist of assets that savings associations normally hold, except for consumer loans that are not educational loans. The Bank met the requirements of the QTL test by maintaining 77.1% of its assets at December 31, 2012 in the foregoing asset base.

A savings association which fails to meet either test must either convert to a national bank or be subject to the following: (i) it may not enter into any new activity except for those permissible for both a national bank and for a savings association; (ii) its branching activities will be limited to those of a national bank; and (iii) it will be bound by regulations applicable to national banks respecting payment of dividends. Within three years of failing the QTL test or DBLA test, the savings association must dispose of any investment or activity not permissible for both a national bank and a savings association. If such a savings association is controlled by a savings and loan holding company, then the holding company must, within a prescribed time period, become registered as a bank holding company under the Bank Holding Company Act of 1956 *(BHCA)* and become subject to all rules and regulations applicable to bank holding companies (including restrictions as to the scope of permissible business activities).

Loans to One Borrower. Federal law provides that savings associations are generally subject to certain limits on loans to one borrower or a related group of borrowers. Generally, subject to certain exceptions, a savings association may not make a loan or extend credit on an unsecured basis to a single borrower or related group of borrowers in excess of 15% of its unimpaired capital and surplus. The Bank's loans to one borrower limit at December 31, 2012 was $16.4 million. An additional amount may be loaned equal to 10% of unimpaired capital and surplus, if the loan is secured by specified readily-marketable collateral, which generally does not include real estate.

Transactions with Affiliates. Transactions between a savings association and its "affiliates" are subject to quantitative and qualitative restrictions under Sections 23A and 23B of the Federal Reserve Act, the implementing regulations contained in Regulation W, and additional regulations adopted by the OCC. Affiliates of a savings association include, among other entities, the savings association's holding company and companies that are under common control with the savings association. In general, these restrictions limit the amount of the transactions between a savings association and its affiliates, as well as the aggregate amount of transactions between a savings association and all of its affiliates, impose collateral requirements (in some cases), and require transactions with affiliates to be on the same terms comparable to those with unaffiliated entities. In addition, a savings association may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of an affiliate. The OCC has the discretion to further restrict transactions of a savings association with an affiliate on a case-by-case basis.

The Dodd-Frank Act also included specific changes to the law related to the definition of a "covered transaction" in Sections 23A and 23B and limitations on asset purchases from insiders. With respect to the definition of a "covered transaction," the Dodd-Frank Act now defines that term to include the acceptance of debt obligations issued by an affiliate as collateral for an institution's loan or extension of credit to another person or company. In addition, a "derivative transaction" with an affiliate is now deemed to be a "covered transaction" to the extent that such a transaction causes an institution or its subsidiary to have a credit exposure to the affiliate. A separate provision of the Dodd-Frank Act states that an insured depository institution may not "purchase an asset from, or sell an asset to" a bank insider (or their related interests) unless (i) the transaction is conducted on market terms between the parties and (ii) if the proposed transaction represents more than 10% of the capital stock and surplus of the insured institution, it has been approved in advance by a majority of the institution's non-interested directors.

Change of Control. Subject to certain limited exceptions, no company can acquire control of a savings association without the prior approval of the FRB, and no individual may acquire control of a savings association if the OCC objects to such acquisition. Any company that acquires control of a savings association becomes a savings and loan holding company and is subject to regulation, examination, and supervision by the FRB. Conclusive control exists, among other ways, when an acquiring party acquires more than 25% of any class of voting stock of a savings association or savings and loan holding company, or controls in any manner the election of a majority of the directors of the savings association or holding company. In addition, a rebuttable presumption of control exists if, among other things, a person acquires more than 10% of any class of a savings association's or savings and loan holding company's voting stock (or 25% of any class of stock) and, in either case, any of certain additional control factors exist.

Safety and Soundness Guidelines. The OCC and the other federal banking regulators have established guidelines for safety and soundness for insured depository institutions. These standards relate to, among other matters, internal controls, information systems, audit systems, loan documentation, credit underwriting, interest rate exposure, compensation, and other operational and managerial matters. Institutions failing to meet these standards are required to submit compliance plans to their appropriate federal banking regulator. If the deficiency persists, the OCC and the other federal banking regulators may issue an order that requires the institution to correct the deficiency and may take other statutorily-mandated or discretionary actions.

Reserve Requirement. As an insured depository institution, the Bank is subject to FRB regulations requiring depository institutions to maintain reserves against a specified percentage of transaction accounts (primarily NOW and regular checking accounts). Reserves are maintained in the form of vault cash or deposits with the FRB. The first $12.4 million of transaction accounts (subject to adjustments by the FRB) are exempted from the reserve requirements. The FRB regulations generally require 3% reserves on the next $67.1 million of transaction accounts. For transaction accounts totaling over $79.5 million, FRB regulations require reserves of $2.013 million plus 10% of the amount in excess of $79.5 million. The Bank is in compliance with the foregoing requirements.

Enforcement Powers. The OCC and the other federal banking regulators have the authority to assess civil and criminal penalties under certain circumstances against depository institutions and certain "institution-affiliated parties," including controlling shareholders, directors, management, employees, and agents of a financial institution, as well as independent contractors and consultants, such as attorneys, accountants, and others who participate in the conduct of the financial institution's affairs. In addition, the OCC and the other federal banking regulators have the authority to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include, among others, issuance of capital directives, cease-and-desist orders, removal of directors and officers, termination of deposit insurance, and placing an institution into a receivership. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the regulator to be appropriate.

Community Reinvestment Act. Savings associations have a responsibility under the Community Reinvestment Act (*CRA*) and related regulations of the OCC to help meet the credit needs of their communities, including low- and moderate-income neighborhoods, consistent with safe and sound operations. The CRA requires the OCC to assess the Bank's record of meeting the credit needs of its community, to assign the Bank one of four CRA ratings, and to take this record into account in the evaluation by the OCC of certain applications of the Bank, such as an application relating to a merger or the establishment of a branch. An unsatisfactory rating may be used as the basis for the denial of an application by the OCC. The CRA also requires that all institutions make public disclosures of their CRA ratings. The Bank received a "Satisfactory" rating during its latest CRA examination in May of 2012.

Consumer Protection Laws. We are subject to many federal consumer protection statutes and regulations including the Equal Credit Opportunity Act (Regulation B), the Fair Housing Act, the Truth in Lending Act (Regulation Z), the Truth in Savings Act (Regulation DD), the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act (Regulation C) and the Fair and Accurate Credit Transactions Act. Among other things, these statutes and regulations:

- require lenders to disclose credit terms in meaningful and consistent ways;
- prohibit discrimination against an applicant in any consumer or business credit transaction;
- prohibit discrimination in housing-related lending activities;
- require certain lenders to collect and report applicant and borrower data regarding loans for home purchases or improvement projects;
- require lenders to provide borrowers with information regarding the nature and cost of real estate settlements;
- prohibit certain lending practices and limit escrow account amounts with respect to real estate transactions;
- require financial institutions to implement identity theft prevention programs and measures to protect the confidentiality of consumer financial information; and
- prescribe possible penalties for violations of the requirements of consumer protection statutes and regulations.

The Consumer Financial Protection Bureau (*Bureau*), an independent consumer compliance regulatory agency within the FRB, was created pursuant to the provisions of the Dodd-Frank Act. The Bureau has been given authority for amending existing consumer compliance regulations and implementing new such regulations. In addition, the Bureau is charged with examining the compliance of financial institutions with assets in excess of $10.0 billion with these consumer protection rules. The Bank's compliance with consumer protection rules will be examined by the OCC since the Bank does not meet this $10.0 billion asset level threshold.

Incentive-Based Compensation. The Dodd-Frank Act also required the appropriate federal regulatory agencies to jointly prescribe regulations or guidelines to (i) prohibit institutions with assets of $1 billion or more from utilizing incentive compensation arrangements that the applicable regulatory agency determines encourage excessive risk or that could lead to a material financial loss to the institution and (ii) require such institutions to disclose to their applicable regulatory agency the structure of all incentive-based compensation arrangements to enable the agency to determine whether such arrangements offer excessive compensation or could lead to a material financial loss to the institution. On April 14, 2011, the FRB and the OCC, along with the other federal regulators, published a proposed rule (*Proposed Rule*) in the Federal Register regarding incentive-based compensation arrangements. Among other things, the Proposed Rule requires covered institutions to submit an annual report to the appropriate regulator detailing the institution's incentive-based compensation structure, prohibits excessive compensation, prohibits incentive-based compensation if it would encourage inappropriate risks by the covered institution, and establishes mandatory internal controls regarding incentive-based compensation. The Proposed Rule has not yet been finalized, but once the rule is finalized, the Company and the Bank will be subject to its provisions.

Other Laws. The Bank is subject to a variety of other federal laws that require it to maintain certain programs or procedures and to file certain information with the U.S. Government. For example, the Bank is subject to federal laws protecting the confidentiality of consumer financial records and limiting the ability of the Bank to share non-public personal information with third parties. In addition, the Bank is subject to federal anti-money laundering requirements which provide that the Bank must maintain, among other items, client identification and anti-money laundering programs. These requirements also provide for information sharing between the Bank and the U.S. Government. Further, the Bank is required to have systems in place to detect certain transactions. The Bank is generally required to report cash transactions involving more than $10,000 to the U.S. Government and to file suspicious activity reports under certain circumstances involving its clients and employees or others.

The Dodd-Frank Act also includes provisions that, among other things: direct the federal bank regulatory agencies to review and propose new capital requirements applicable to banking institutions; require financial institutions to make a reasonable and good faith determination that borrowers have the ability to repay loans for which they apply; require financial institutions to retain a specified percentage (5% or more) of certain non-traditional mortgage loans and other assets in the event that they seek to securitize such assets; implement corporate governance revisions, including say on pay votes, proxy access by shareholders, and clawback policies; limit debit card fees charged by financial institutions with $10 billion or more in assets; and limit the hedging activities and private equity investments that may be made by various financial institutions.

Federal Home Loan Bank System

The Bank is a member of the FHLB system, which consists of 12 regional banks. The Federal Housing Finance Board, an independent federal agency, controls the FHLB system, including the FHLB of Indianapolis. The FHLB system provides a central credit facility primarily for member institutions. As a member of the FHLB of Indianapolis, the Bank is required to acquire and hold shares of capital stock in the FHLB of Indianapolis in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB of Indianapolis, whichever is greater. At December 31, 2012, the Bank had advances from the FHLB of Indianapolis with aggregate outstanding principal balances of $39.5 million, a letter of credit commitment totaling $36.3 million, and investment in FHLB of Indianapolis stock of $6.2 million, which was $2.4 million in excess of the Bank's minimum requirement. FHLB advances must be secured by specified types of assets of the Bank and are available to member institutions primarily for the purpose of providing funds for residential housing finance. The FHLB of Indianapolis has certain requirements including a five-year notice period pursuant to its capital plan that must be met before it redeems its stock from member institutions.

Regulatory directives, capital requirements, and net income of the FHLBs affect the ability of a FHLB to pay dividends on its stock held by its members. In addition, FHLBs are required to provide funds to cover certain obligations, to fund the resolution of insolvent thrifts, and to contribute funds for affordable housing programs. These items could reduce the amount of dividends that a FHLB pays to its members and could also result in a FHLB imposing a higher rate of interest on advances to its members.

ITEM 1A. RISK FACTORS

Our business, financial condition, and results of operations are subject to various risks, including those discussed below, which may affect the value of our stock. The risks discussed below are those that we believe are the most significant risks affecting us and our business, although additional risks not presently known to us or that we currently deem less significant may also adversely affect our business, financial condition, and results of operations, perhaps materially. Before making a decision to invest in our common stock, you should carefully consider the risks and uncertainties described below and elsewhere in this report.

If economic conditions in our markets continue to deteriorate or fail to adequately recover, our results of operations and financial condition could be adversely impacted if borrowers' ability to repay their loans declines and the value of the collateral securing our loans decreases.

Our operating results and financial condition may be adversely affected by changes in prevailing economic conditions in our markets, including the Chicago and northwest Indiana metropolitan areas, as well as national economic trends, including decreases in real estate values, changes in interest rates that cause a decrease in interest rate spreads, adverse employment conditions, the monetary and fiscal policies of the federal government, and other significant external events. In addition, we have a significant amount of real estate loans. Accordingly, further decreases in or prolonged recovery of real estate values could adversely affect the value of collateral securing our loans. Adverse changes in the economy may also have a negative effect on the ability of our borrowers to make timely repayments of their loans. These factors could expose us to an increased risk of loan defaults and losses and have an adverse impact on our earnings.

We are subject to lending risk and could suffer losses in our loan portfolio despite our underwriting practices.

There are inherent risks associated with our lending activities and in making any loan, including those related to dealing with individual borrowers, nonpayment, uncertainties as to the future value of collateral, and changes in economic and industry conditions. We attempt to closely manage our credit risk through prudent loan underwriting and approval procedures, careful monitoring of concentrations of our loans within specific industries, and periodic independent reviews of outstanding loans by third-party loan review specialists. We cannot assure that such approval and monitoring procedures will effectively reduce these credit risks.

A significant portion of our loan portfolio is comprised of commercial and industrial and owner occupied commercial real estate and other commercial loans, the repayment of which is largely dependent upon the financial success and viability of the borrowers and the state of the economy.

As of December 31, 2012, 29% of our loan portfolio consisted of commercial and industrial and owner occupied commercial real estate loans. The repayment of these loans is dependent upon the financial success and viability of the borrowers, and the ability to repay the loan typically depends on the successful operation of the business or the property securing the loan. Additionally, these loans are typically made to small- or medium-sized businesses which may be more vulnerable to economic conditions and which may not have experienced a complete business or economic cycle. These types of loans are also typically larger than one-to-four family residential mortgage loans or consumer loans. If the economy remains weak for a prolonged period or experiences further deterioration or if the industry or market in which the borrowers operate weakens, our borrowers may experience depressed or dramatic and sudden decreases in revenues that could hinder their ability to repay their loans. Because our loan portfolio contains a significant number of these types of loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. An increase in non-performing loans would result in a reduction in our interest income and also could require us to increase the provision for loan losses and loan charge-offs, all of which would reduce our net income and could have a material adverse effect on our financial condition and results of operations.

Also, unlike commercial real estate loans, commercial and industrial loans are secured by different types of collateral related to the underlying business, such as accounts receivable, inventory, and equipment. Should a commercial and industrial loan require us to foreclose on the underlying collateral, the unique nature of the collateral may make it more difficult and costly to liquidate, thereby increasing the risk to us of not recovering the principal amount of the loan. Accordingly, our results of operation and financial condition may be adversely affected by defaults in this portfolio.

We have significant credit risk related to our non-owner occupied commercial real estate and construction and land development loans.

At December 31, 2012, our non-owner occupied commercial real estate and construction and land development loans totaled $164.4 million and $20.2 million, respectively, or approximately 24% and 3%, respectively, of our total loan portfolio. We had $26.9 million in total non-performing loans at December 31, 2012, compared to $45.6 million at December 31, 2011. Approximately 34% and 9% of our non-performing loans at December 31, 2012 were non-owner occupied commercial real estate and construction and land development loans, respectively. At December 31, 2011, the non-owner occupied commercial real estate and construction and land development loans approximated 49% and 7%, respectively, of our nonperforming loans.

Our non-owner occupied commercial real estate and construction and land development loan portfolios include loans with large principal amounts, with the repayment of these loans being generally dependent on the successful leasing or sale of the property, the successful operation of the business occupying the property, the cost and time frame of constructing or improving the property, and the availability of permanent financing. The repayment of these loans is particularly influenced by general conditions in the real estate markets or in the local economy where the property is located. Many of these loans do not fully amortize the balance over the loan period, but have balloon payments due at maturity. The borrower's ability to make a balloon payment may depend on their ability to either refinance the loan or complete a timely sale of the underlying property. The borrower's inability to use funds generated by a project to service a loan until a project is completed, and the more pronounced risk to interest rate movements and the real estate market that these borrowers face while a project is being completed or seeking a buyer, can also make construction loans more vulnerable to risk of default. On a non-owner occupied commercial property, if the cash flow from a borrower's project is reduced due to leases not being obtained or renewed, that borrower's ability to repay the loan may be impaired.

In the event of a default on a non-owner occupied commercial real estate or a construction and land development loan, we may be required to foreclose on the real estate securing the loan. The foreclosure process can be time consuming and costly. Further, once we foreclose on the real estate, we may be unable to sell the property in a cost effective or timely manner which may result in increased losses and carrying costs. At December 31, 2012, our other real estate owned totaled $23.3 million compared to $19.1 million at December 31, 2011. During 2012, certain non-owner occupied commercial real estate and construction and land development loans were transferred to other real estate owned. In addition, the balance in our other real estate owned was also impacted by sales of properties totaling $9.7 million and additional writedowns totaling $2.0 million.

The real estate market continues to experience a variety of difficulties and challenging economic conditions. In particular, market conditions in the Chicago metropolitan and Northwest Indiana area, in which we have a significant concentration of real estate collateral, showed modest improvement during 2012 and remain stressed. Although certain commercial real estate assets such as multifamily, office, and retail have shown some signs of stabilization, the overall commercial real estate market remains depressed. Our non-owner occupied commercial real estate and construction and land development portfolios followed trends in the sector which included elevated commercial vacancy rates, sponsor bankruptcies, illiquid markets for real estate, and downward pressure on real estate values and leasing rates. If the economy generally, or the real estate market specifically, does not adequately recover or experiences further deterioration, we may experience additional charge-offs and provisions for loan losses and/or increased other real estate owned levels which would have an adverse effect on our results of operations and financial condition.

Our allowance for loan losses may be insufficient to cover actual loan losses.

We maintain an allowance for loan losses at a level we believe adequate to absorb credit losses inherent in the loan portfolio. The allowance for loan losses is a reserve established through a provision for loan losses charged to expense that represents our estimate of probable incurred losses within the existing loan portfolio. The level of the allowance for loan losses reflects our consideration of historical charge-offs and recoveries; levels of and trends in delinquencies, impaired loans, and other classified loans; concentrations of credit within the commercial loan portfolios; volume and type of lending; and current and anticipated economic conditions. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans, and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. Also, if charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase our allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income, and possibly capital, and may have a material adverse effect on our financial condition and results of operations.

Declines in asset values may result in impairment charges and adversely affect the value of our investments, financial performance, and capital.

We maintain an investment securities portfolio that includes, but is not limited to, GSE securities, mortgage-backed securities, non-agency collateralized mortgage obligations, commercial mortgage-backed securities, and pooled trust preferred securities. The market value of certain investments in our portfolio remains volatile. The market value of investment securities may be affected by factors other than the underlying performance of the issuer or composition of the bonds themselves, such as ratings downgrades, adverse changes in the business climate, and a lack of liquidity for resales of certain investment securities, as well as specific challenges which may arise in the secondary markets for such securities. We evaluate our investment securities and other assets quarterly for impairment indicators. We may be required to record impairment charges if our investment securities suffer a decline in value that is considered other-than-temporary. If we determine that a significant impairment has occurred, we would be required to charge against earnings the credit-related portion of the other-than-temporary impairment, which could have a material adverse effect on our results of operations in the periods in which the write-offs occur.

Unexpected losses in future reporting periods may require us to increase our valuation allowance against our deferred tax assets.

Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. We periodically evaluate our deferred tax assets to determine if they are realizable based on all available evidence. This process involves significant management judgment about assumptions that are subject to change from period to period based on changes in tax laws or variances between our future projected operating performance and our actual results. Based on the results of our regular assessment of the ability to realize our deferred tax assets, we concluded that, based on all available evidence, both positive and negative, approximately $6.5 million of our deferred tax assets did not meet the "more likely than not" threshold for realization at December 31, 2012. Although realization of the remaining net deferred tax assets of $11.3 million is not assured, we believe it is more likely than not that all of the recorded deferred tax assets will be realized. In determining the "more likely than not" criterion, we evaluate all positive and negative available evidence as of the end of each reporting period. Future adjustments to the deferred tax asset valuation allowance, if any, will be determined based upon changes in the expected realization of the net deferred tax assets. The realization of the deferred tax assets ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under applicable tax laws. Due to significant estimates utilized in establishing the valuation allowance and the potential for changes in facts and circumstances, it is possible that we will be required to record additional adjustments to the valuation allowance in the near term if estimates of future taxable income during the carryforward period are reduced. Such a charge could have a material adverse effect on our results of operations, financial condition, and capital position.

The requirement to record certain assets and liabilities at fair value may adversely affect our financial results.

In accordance with U.S. generally accepted accounting principles (*U.S. GAAP)*, we report certain assets, including investment securities, at fair value. Generally, for assets that are reported at fair value, we use quoted market prices or valuation models that utilize market data inputs to estimate fair value. Because we carry these assets on our books at their estimated fair value, we may incur losses even if the asset in question presents minimal credit risk. Given the continued volatility in the capital markets, we may be required to recognize other-than-temporary impairments in future periods with respect to investment securities in our portfolio. The amount and timing of any impairment recognized will depend on the severity and duration of the decline in fair value of our investment securities and our estimation of the anticipated recovery period.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

In addition to other factors, our earnings and cash flows are dependent upon our net interest income. Net interest income is the difference between interest income earned on interest-earning assets, such as loans and investment securities, and interest expense paid on interest-bearing liabilities, such as deposits and borrowed funds. Fluctuations in interest rates may have an adverse effect on our business, financial condition, and results of operations. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the FRB. Changes in monetary policy, including changes in interest rates, influence the amount of interest income that we receive on loans and investment securities and the amount of interest that we pay on deposits and borrowed funds. Changes in monetary policy and interest rates also can adversely affect:

- our ability to originate loans and obtain deposits;
- the fair value of our financial assets and liabilities; and
- the average duration of our investment securities portfolio.

If the interest rates paid on deposits and other borrowed funds increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowed funds.

We operate in a highly regulated industry and may be adversely affected by increased regulatory supervision and scrutiny and changes in laws, rules, and regulations affecting financial institutions.

We are, like other federally-charted savings banks, currently subject to extensive regulation, supervision, and examination by the OCC and by the FDIC, the insurer of our deposits. The Company, like other thrift holding companies, is currently subject to regulation and supervision by the FRB. This regulation and supervision governs the activities in which we may engage and are intended primarily for the protection of the DIF administered by the FDIC and our clients and depositors rather than our shareholders. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets, determination of the level of our allowance for loan losses, and maintenance of adequate capital levels. These bank regulators possess broad authority to prevent or remedy unsafe or unsound practices or violations of law, and given the recent financial crisis in the United States, the trend has been toward increased and more active oversight by regulators. Recently, pursuant to an agreement among various federal financial institution regulators, the FDIC's authority to investigate banks was significantly expanded. Under the terms of this agreement, the FDIC has unlimited authority to make a special examination of any insured depository institution as necessary to determine the condition of such depository institution for insurance purposes. Accordingly, we expect an active supervisory and regulatory environment to continue.

In addition, as a result of ongoing challenges facing the United States economy, new laws and regulations regarding lending and funding practices and liquidity standards have been and may continue to be promulgated, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, including the issuance of formal or informal enforcement actions or orders. Accordingly, the regulations applicable to the banking industry continue to change, and we cannot predict the effects of these changes on our business and profitability.

On July 21, 2010, the Dodd-Frank Act, a sweeping financial reform bill, was signed into law, which has and will result in new regulations that could significantly impact regulatory compliance costs and the operations of community banks. Pursuant to the Dodd-Frank Act, a Consumer Financial Protection Bureau was established, which has broad authority to develop and implement rules regarding most consumer financial products; provisions affecting corporate governance and executive compensation at all publicly-traded companies; provisions that broaden the base for FDIC insurance assessments and permanently increase FDIC deposit insurance to $250,000; and new restrictions on how mortgage brokers and loan originators may be compensated. The Dodd-Frank Act also eliminated the OTS, and transferred supervisory authority for all previous OTS-regulated savings banks, like the Bank, to the OCC, and for all thrift holding companies, such as the Company, to the FRB. These provisions, or any other aspects of current proposed regulatory or legislative changes to laws applicable to the financial industry, when or if enacted or adopted, may impact the profitability of our business activities or change certain of our business practices, including our ability to offer new products, obtain financing, attract deposits, make loans, and achieve satisfactory interest spreads, and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to our operations in order to comply, and could therefore also materially adversely affect our business, financial condition, and results of operations.

In addition, like all U.S. companies who prepare their financial statements in accordance with U.S. GAAP, we are subject to changes in accounting rules and interpretations. We cannot predict what effect any presently contemplated or future changes in financial market regulation or accounting rules and interpretations will have on us. Any such changes may negatively affect our financial performance, our ability to expand our products and services, and our ability to increase the value of our business and, as a result, could be materially adverse to our shareholders. In addition, like other federally insured depository institutions, the Company and the Bank prepare and publicly report additional financial information under Regulatory Accounting Principles and are similarly subject to changes in these rules and interpretations.

Legislative and regulatory initiatives taken to date may not achieve their intended objectives; proposed and future initiatives may substantially increase compliance burdens or impact our sources of revenue and further impact our financial condition or results of operations.

Legislative and regulatory initiatives taken to date by Congress and the federal banking regulators to address financial regulatory reform may not achieve their intended objectives, thereby requiring additional legislation or regulation of the financial services industry. Furthermore, the Basel Committee on Banking Supervision and other international bodies comprised of banking regulators have committed to raise capital standards and liquidity buffers within the banking system by imposing new requirements. In June of 2012, the FRB and other federal banking agencies issued three notices of proposed rulemakings (collectively, *Basel III*) that would revise each agency's risk-based and leverage capital requirements consistent with agreements reached by the Basel Committee on Banking Supervision, including implementation of a new common equity Tier 1 minimum capital requirement and a higher minimum Tier 1 capital requirement. In addition, the Basel III rulemakings propose to apply limits on a banking organization's capital distributions and certain discretionary bonus payments if the banking organization does not hold a specified "buffer" of common Tier 1 capital in addition to the minimum risk-based capital requirements. The Basel III rulemakings also would revise the agencies' prompt corrective action framework by incorporating the new regulatory capital minimums and updating the definition of tangible common equity. Until the Basel III rulemakings are finalized, we cannot predict the impact that such proposals, once implemented, would have upon the financial condition or results of operations of the Company or the Bank.

Failure to comply with the restrictions and conditions in the formal regulatory agreement that the Bank entered into with the OCC in December 2012 and the informal regulatory agreement the Company entered into with the FRB could result in additional enforcement action against us.

The Bank entered into a formal agreement with the OCC in December 2012 to address certain credit related matters. In addition, the Company remains subject to an informal regulatory agreement with the FRB. Compliance with the terms of the agreements is not expected to have a material effect on the financial condition or results of operations of the Company or the Bank. While the Company and the Bank intend to take such actions as may be necessary to comply with the requirements of such agreements, any failure to comply with the terms and conditions of the agreements could result in additional enforcement action against the Company and the Bank, including the imposition of further operating restrictions and/or the assessment of civil monetary penalties. Any additional regulatory enforcement agreements or action could harm our reputation and our ability to retain or attract clients or employees and impact the trading price of our common stock.

Our ability to pay dividends is restricted.

Although we have been paying quarterly dividends regularly since 1998, our ability to pay dividends to shareholders depends upon the prior approval of the FRB pursuant to our informal regulatory agreement. Additionally, the Bank requires the prior approval of the OCC before paying dividends to the Company under its Written Agreement. Accordingly, we may cease paying dividends to our shareholders, which could negatively affect the price of our common stock.

Negative conditions in the general economy and financial services industry may limit our access to additional funding and adversely affect our liquidity.

An inability to raise funds through deposits, borrowings, the sale of loans, and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our business could be impaired by factors that affect us specifically or the financial services industry in general. General industry factors that could detrimentally affect our access to liquidity sources include severe disruption of the financial markets or negative news and expectations about the prospects for the financial services industry as a whole. Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Our ability to borrow could also be impaired by factors that are specific to us, such as a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us.

We may not be able to attract and retain the key employees necessary for our business.

Our success depends, in large part, on our ability to attract and retain qualified key employees which we have been able to do. Competition for the best employees in most of our business lines can be intense, and we may not be able to hire or retain the necessary employees for meeting our business goals. The unexpected loss of services of one or more of our key personnel could have a material adverse impact on our business because of their skills, knowledge of our market, years of industry experience, and the difficulty of promptly finding qualified replacement personnel.

Our technology, operational, and security systems may experience an interruption, failure, or breach that could adversely affect our operations and our reputation.

We rely heavily on communications and information systems to conduct and manage our business. In some cases, we depend on third parties to provide or maintain these systems. We are subject to operating risks, including but not limited to, an interruption or breach in security of information systems, customer or employee fraud, and catastrophic failures. Our systems may also be affected by events that are outside our control, including computer viruses, cyber attacks, electrical or telecommunications outages, or other damage to our property or assets. Any failure, interruption, or breach in security of these systems could result in failures or disruptions in our client relationship management, financial reporting, and other business and related systems, as well as the exposure of sensitive and confidential client and business information and data. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption, or security breach of our information systems, there can be no assurance that any such incidents will not occur or, if they do occur, that they will be adequately addressed. The occurrences of any failures, interruptions, or security breaches of our information systems could also damage our reputation, result in a loss of client business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

The Bank is required to maintain certain minimum capital ratios and any failure to maintain these capital ratios or difficulty raising capital, if required, could result in further enforcement actions against us, and further restrict our ability to originate loans and generate income. If we are required to raise additional capital in the future, capital may not be available to us on acceptable terms or at all.

Like other savings and loan holding companies, we are required by our regulatory authorities to maintain adequate levels of capital to support our operations. In connection with its most recent examination, the OCC established higher individual minimum capital ratios for the Bank. Specifically, the Bank must maintain a Tier 1 capital to adjusted total assets ratio of at least 8% and a total risk-based capital to risk-weighted assets ratio of at least 12%. The Bank's Tier 1 capital and total risked-based capital ratios at December 31, 2012 were 8.81% and 14.06%, respectively. Should we be required by regulatory authorities to raise additional capital, we may seek to do so through the issuance of, among other things, our common stock or securities convertible into our common stock, which could dilute your ownership interest in the Company. Although we remain "well-capitalized" and in compliance with the minimum capital requirements established for us by the OCC at December 31, 2012 for regulatory purposes and we have improved our liquidity position and expanded our funding capacity, the future cost and availability of capital may be adversely affected by volatile equity markets, illiquid credit markets, economic conditions both in the U.S. and abroad, and a number of other factors, many of which lie outside of our control. Accordingly, we cannot be assured of our ability to raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital when needed or on terms acceptable to us, it may have a material adverse effect on our financial condition and results of operations.

Strong competition within our primary market area could hurt our earnings.

We face intense competition both in making loans and attracting deposits. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which would reduce our net interest income. Competition also makes it more difficult for us to grow loans and deposits. Some of the institutions with which we compete have substantially greater resources, name recognition, market presence, and lending limits than we have and may offer services that we do not provide. Some of the financial institutions and financial services organizations with which we compete are not subject to the same degree of regulation as is imposed on bank holding companies, savings and loan holding companies, federally insured state-chartered banks, federal savings banks, thrifts, and national banks. As a result, these non-bank competitors have certain advantages over us in accessing funding and in providing various products and services. We expect competition to increase in the future as a result of legislative, regulatory, and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our primary market area.

The trading volume in our common stock has been low, and the sale of a substantial number of shares of our common stock in the public market could depress the price of our common stock and make it difficult for you to sell your shares.

Our common stock is listed on the NASDAQ Global Market but is thinly traded. As a result, you may not be able to sell your shares of common stock on short notice. Additionally, thinly traded stock can be more volatile than stock trading in an active public market. The sale of a substantial number of shares of our common stock at one time could temporarily depress the market price of our common stock, making it difficult for you to sell your shares and impairing our ability to raise capital.

We may be required to pay significantly higher FDIC premiums or special assessments that could adversely affect our earnings.

Recent insured depository institution failures, as well as market developments, have significantly depleted the DIF of the FDIC and reduced the ratio of reserves to insured deposits. According to the FDIC's 2011 restoration plan for the DIF, the current initial base assessment rates are not expected to be increased in the near future; however, there can be no assurance that the FDIC will not increase assessment rates in the future or that the Bank will not be subject to higher assessment rates as a result of a change in its risk category, which could have an adverse effect on our results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We conduct our business through our main office full service banking center and headquarters located at 707 Ridge Road, Munster, Indiana 46321. In addition, we operate 19 other full service banking centers in Cook and DuPage counties in Illinois and Lake and Porter counties in Indiana. We currently own 15 of our banking centers, lease four others, and lease the land for our St. John, Indiana, banking center. During the first quarter of 2012, we closed our Bolingbrook and Orland Park, Illinois, banking centers and transferred those client relationships to our Darien and Tinley Park, Illinois, banking centers, respectively. In addition, we transferred the building and land related to the Bolingbrook location to other real estate owned. The Orland Park, Illinois, location was a leased facility with the lease expiring in 2013. We also maintain 31 automated teller machines (*ATMs*), 21 of which are located at our banking centers. The net book value of our property and leasehold improvements at December 31, 2012 totaled $13.9 million. See "Note 5. Office Properties and Equipment" in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

ITEM 3. LEGAL PROCEEDINGS

We are, from time to time, involved in routine legal proceedings occurring in the ordinary course of our business, which, in the aggregate, are believed to be immaterial to our consolidated financial condition, results of operations, and cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is listed on the NASDAQ Global Market under the symbol "CITZ." At February 28, 2013, there were 10,893,697 shares of common stock outstanding which were held by 1,799 shareholders of record. The table below sets forth the high and low sales price as reported by NASDAQ and cash dividends paid per share during each quarter of 2012 and 2011. Our ability to pay cash dividends depends largely on cash dividends the Company receives from the Bank. Dividends from the Bank are subject to various regulatory restrictions. Pursuant to the Bank's formal agreement entered into with the OCC, the Bank is prohibited from paying dividends to the Company without the prior approval of the OCC. In addition, pursuant to the Company's informal regulatory agreement with the FRB, we are prohibited from paying dividends to our shareholders without prior approval of the FRB. See "Regulation and Supervision of the Company and the Bank" in "Item 1. Business" and also "Note 11. Shareholders' Equity and Regulatory Capital" in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

	Share Price			Cash Dividend Paid Per Share
	High	Low	Close	
2012				
First Quarter	$ 6.29	$ 4.33	$ 5.70	$ 0.01
Second Quarter	5.96	4.30	4.98	—
Third Quarter	5.75	4.42	5.46	0.02
Fourth Quarter	6.41	5.54	6.27	0.01
2011				
First Quarter	$ 5.85	$ 5.12	$ 5.58	$ 0.01
Second Quarter	6.10	5.25	5.37	0.01
Third Quarter	5.70	4.20	4.34	0.01
Fourth Quarter	4.95	4.11	4.31	0.01

Under our stock repurchase plan publicly announced on March 20, 2008, our Board of Directors authorized the purchase of up to 530,000 shares of our common stock. There are 448,612 shares that may still be purchased under that plan. We did not repurchase any shares of common stock during the quarter ended December 31, 2012. We are currently prohibited from repurchasing shares of our common stock without the prior approval of the FRB pursuant to our informal regulatory agreement with the FRB.

PERFORMANCE GRAPH

The following graph compares the cumulative total returns of our common stock to the total returns for the Standard & Poor's 500 Index (S&P 500) and the NASDAQ Bank Index. The graph assumes that $100 was invested on December 31, 2007 in our common stock, the S&P 500 Index, and the NASDAQ Bank Index. The cumulative total return on each investment is as of December 31 of each of the subsequent five years and assumes dividends are reinvested.



Total Return Performance
Index Value
125
100
75
50
25
0
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
CFS Bancorp, Inc.
S&P 500
NASDAQ Bank Index

Index	December 31, 2007	2008	2009	2010	2011	2012
CFS Bancorp, Inc.	$ 100.00	$ 27.63	$ 23.25	$ 38.02	$ 31.57	$ 46.29
S&P 500	100.00	63.00	79.68	91.68	93.61	108.59
NASDAQ Bank Index	100.00	78.46	65.67	74.97	67.10	79.64

ITEM 6. SELECTED FINANCIAL DATA

	December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands except per share data)				
Selected Financial Condition Data:					
Total assets	$ 1,138,109	$ 1,148,950	$ 1,121,676	$ 1,081,515	$ 1,121,855
Loans receivable, net of deferred fees	692,267	711,226	732,584	762,386	749,973
Allowance for loan losses	12,185	12,424	17,179	19,461	15,558
Investment securities available-for-sale, at fair value	203,290	234,381	197,101	188,781	251,270
Investment securities held-to-maturity, at cost	15,458	16,371	17,201	5,000	6,940
Bank-owned life insurance	36,604	36,275	35,463	34,575	36,606
Other real estate owned	23,347	19,091	22,324	9,242	3,242
Deposits	965,791	977,424	945,884	849,758	824,097
Borrowed funds	50,562	54,200	53,550	111,808	172,937
Shareholders' equity	111,822	103,248	112,928	110,373	111,809
Book value per share	$ 10.28	$ 9.49	$ 10.41	$ 10.25	$ 10.47
Tangible book value per share	10.28	9.49	10.41	10.25	10.47
Common shares outstanding	10,874,687	10,874,668	10,850,040	10,771,061	10,674,511

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands except per share data)				
Selected Statement of Operations Data:					
Interest income	$ 41,332	$ 43,704	$ 46,770	$ 51,308	$ 59,538
Interest expense	5,974	7,853	10,187	13,715	24,656
Net interest income	35,358	35,851	36,583	37,593	34,882
Provision for loan losses	4,210	17,114	3,877	12,588	26,296
Net interest income after provision for loan losses	31,148	18,737	32,706	25,005	8,586
Non-interest income	12,009	12,851	9,236	11,470	5,622
Non-interest expense	36,800	41,117	37,775	39,280	34,176
Income (loss) before income tax expense (benefit)	6,357	(9,529)	4,167	(2,805)	(19,968)
Income tax expense (benefit)	1,692	945	707	(2,262)	(8,673)
Net income (loss)	$ 4,665	$ (10,474)	$ 3,460	$ (543)	$ (11,295)
Net income (loss) per common share:					
Basic earnings (loss) per share	$ .43	$ (.98)	$ .33	$ (.05)	$ (1.10)
Diluted earnings (loss) per share	.43	(.98)	.32	(.05)	(1.10)
Weighted-average common and common share equivalents outstanding:					
Basic	10,737,804	10,684,133	10,635,939	10,574,623	10,307,879
Diluted	10,794,974	10,740,602	10,705,814	10,680,085	10,508,306
Pre-tax, pre-provision earnings, as adjusted (1)	$ 12,334	$ 9,520	$ 10,175	$ 13,285	$ 12,664

(1) See "Overview – Non-U.S. GAAP Financial Information" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussions about non-U.S. GAAP information.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands except per share data)				
Average Balance Data:					
Average total assets	$ 1,142,561	$ 1,146,118	$ 1,105,333	$ 1,097,511	$ 1,135,793
Average interest-earning assets	1,032,646	1,032,346	995,864	1,010,519	1,051,311
Average interest-bearing liabilities	923,851	919,886	889,444	897,016	929,199
Average shareholders' equity	105,769	115,096	112,601	112,358	126,539
Average loans to average deposits	72.65%	74.85 %	82.54%	89.46 %	89.01 %
Average shareholders' equity to average assets	9.26	10.04	10.19	10.24	11.14
Average interest-earning assets to average interest-bearing liabilities	111.78	112.23	111.96	112.65	113.14
Interest rate spread	3.35	3.38	3.55	3.55	3.01
Net interest margin	3.42	3.47	3.67	3.72	3.32
Selected Performance Ratios:					
Return (loss) on average assets	.41%	(.91)%	.31%	(.05)%	(.99)%
Return (loss) on average equity	4.41	(9.10)	3.07	(.48)	(8.93)
Shareholders' equity to total assets	9.83	8.99	10.07	10.21	9.97
Tier 1 (core) capital to total assets (Bank only)	8.81	8.26	9.07	8.88	9.07
Total risk-based capital ratio (Bank only)	14.06	12.65	13.32	12.35	13.21
Non-interest expense to average total assets	3.22	3.59	3.42	3.58	3.01
Efficiency ratio (1)	80.25	87.51	83.70	81.88	76.34
Asset Quality Data (at year end):					
Non-performing loans to total loans	3.89%	6.41 %	7.44%	7.74 %	7.29 %
Non-performing assets to total assets	4.42	5.63	6.85	6.31	5.16
Allowance for loan losses to total loans receivable	1.76	1.75	2.34	2.55	2.07
Allowance for loan losses to non-performing loans	45.24	27.25	31.53	32.98	28.44
Other Data (at year end):					
Number of full service banking centers	20	22	22	22	21
Number of full time equivalent employees	261	303	322	312	322
Stock Price and Dividend Information:					
High	$ 6.41	$ 5.90	$ 6.24	$ 4.80	$ 14.93
Low	4.30	4.12	3.02	1.75	3.50
Close	6.27	4.31	5.23	3.23	3.90
Cash dividends declared per share	.04	.04	.04	.04	.40
Dividend payout ratio	9.30%	NM	12.50%	NM	NM

(1) The efficiency ratio is calculated by dividing non-interest expense by the sum of net interest income and non-interest income, excluding net (gains) losses on the sales of investment securities and net other-than-temporary impairments of investment securities.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which require us to establish various accounting policies. Certain of these accounting policies require us to make estimates, judgments, or assumptions that could have a material effect on the carrying value of certain assets and liabilities. The estimates, judgments, and assumptions we use are based on historical experience, projected results, internal cash flow modeling techniques, and other factors which we believe are reasonable under the circumstances.

Significant accounting policies are presented in "Note 1. Summary of Significant Accounting Policies" in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. These policies, along with the disclosures presented in other financial statement notes and in this management's discussion and analysis, provide information on the methodology used for the valuation of significant assets and liabilities in our financial statements. We view critical accounting policies to be those that are highly dependent on subjective or complex judgments, estimates, and assumptions, and where changes in those estimates and assumptions could have a significant impact on our consolidated financial statements. We currently view the determination of the allowance for loan losses, valuations and impairments of investment securities, and the accounting for income taxes to be critical accounting policies.

Allowance for Loan Losses. We maintain our allowance for loan losses at a level we believe is appropriate to absorb credit losses inherent in our loan portfolio. The allowance for loan losses represents our estimate of probable incurred losses in our loan portfolio at each statement of condition date and is based on our review of available and relevant information.

The first component of the allowance for loan losses contains allocations for probable incurred losses that management has identified relating to impaired loans pursuant to ASC 310-10, *Receivables.* Management individually evaluates for impairment all loans classified substandard and over $375,000 to enable us to identify potential losses over a larger cross section of the loan portfolio. For all portfolio segments, loans are considered impaired when, based on current information and events, it is probable that the borrower will not be able to fulfill its obligation according to the contractual terms of the loan agreement. The impairment loss, if any, is generally measured based on the present value of expected cash flows discounted at the loan's effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price, or the fair value of the collateral, if the loan is collateral-dependent. A loan is considered collateral-dependent when the repayment of the loan will be provided solely by the underlying collateral and there are no other available and reliable sources of repayment. If we determine a loan is collateral-dependent, we will charge-off any identified collateral shortfall against the allowance for loan losses.

If foreclosure is probable, we are required to measure the impairment based on the fair value of the collateral. The fair value of the collateral is generally obtained from the evaluation of the collateral, and one of the methods of evaluation is an independent third-party appraisal. When current appraisals are not available, we utilize other evaluation methods to estimate the fair value of the collateral giving consideration to several factors. These factors include for real estate properties the price at which an individual unit or unit(s) could be sold in the current market, the period of time over which the unit(s) would be sold, the estimated cost to complete the unit(s), the risks associated with completing and selling the unit(s), the required return on the investment a potential acquirer may have, and the current market interest rates. The analysis of each loan involves a high degree of judgment in estimating the amount of the loss associated with the loan, including the estimate of the amount and timing of future cash flows and collateral values.

The second component of our allowance for loan losses contains allocations for probable incurred losses within various pools of loans with similar characteristics pursuant to ASC 450-20, *Contingencies: Loss Contingencies.* This component is based in part on certain loss factors applied to various stratified loan pools excluding loans evaluated individually for impairment. In determining the appropriate loss factors for these loan pools, we consider historical charge-offs and recoveries; levels of and trends in delinquencies, impaired loans, and other classified loans; concentrations of credit within the commercial loan portfolios; volume and type of lending; and current and anticipated economic conditions. Our historical charge-offs are determined by evaluating the net charge-offs over the most recent eight quarters, including the current quarter. Prior to the fourth quarter of 2010, we evaluated our net charge-offs by using the four calendar years preceding the current year.

Loan losses are charged-off against the allowance when the loan balance or a portion of the loan balance is no longer covered by the repayment capacity of the borrower based on an evaluation of available and projected cash resources and collateral value. Recoveries of amounts previously charged-off are credited to the allowance. We assess the appropriateness of the allowance for loan losses on a quarterly basis and adjust the allowance by recording a provision for loan losses in an amount sufficient to maintain the allowance at a level we deem appropriate. The evaluation of the appropriateness of the allowance for loan losses is inherently subjective as it requires estimates that are susceptible to significant revision as additional information becomes available or as future events occur. To the extent that actual outcomes differ from our estimates, an additional provision for loan losses could be required which could adversely affect our earnings or our financial position in future periods.

Investment Securities. Under ASC 320-10, *Investments – Debt and Equity Securities*, investment securities must be classified as held-to-maturity, available-for-sale, or trading. We determine the appropriate classification at the time of purchase. The classification of investment securities is significant since it directly impacts the accounting for unrealized gains and losses on investment securities. Debt investment securities are classified as held-to-maturity and carried at amortized cost when we have the positive intent and the ability to hold the investment securities to maturity. Investment securities not classified as held-to-maturity are classified as available-for-sale and are carried at fair value, with the unrealized holding gains and losses, net of tax, reported in other comprehensive income and with no effect on earnings until realized. Investment in FHLB stock is carried at cost. We have no trading account investment securities.

The fair values of our investment securities are generally determined by reference to quoted prices from reliable independent sources utilizing observable inputs. Certain of the fair values of investment securities are determined using models whose significant value drivers or assumptions are unobservable and are significant to the fair value of the investment securities. These models are utilized when quoted prices are not available for certain investment securities or in markets where trading activity has slowed or ceased. When quoted prices are not available and are not provided by third-party pricing services, our judgment is necessary to determine fair value. As such, fair value is determined using discounted cash flow analysis models, incorporating default rates, estimation of prepayment characteristics, and implied volatilities.

We evaluate all investment securities on a quarterly basis, and more frequently when economic conditions warrant additional evaluations, for determining if an other-than-temporary impairment (*OTTI*) exists pursuant to guidelines established in ASC 320-10. In evaluating the possible impairment of investment securities, consideration is given to many factors including the length of time and the extent to which the fair value has been less than cost, whether the market decline was affected by macroeconomic conditions, the financial conditions and near-term prospects of the issuer, and management's ability and intent to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, we may consider whether the investment securities are issued by the federal government or its agencies or government sponsored agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

If we determine that an investment experienced an OTTI, we must then determine the amount of the OTTI to be recognized in earnings. If we do not intend to sell the investment security and it is more likely than not that we will not be required to sell the investment security before recovery of its amortized cost basis less any current period loss, the OTTI will be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the OTTI related to other factors will be recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings will become the new amortized cost basis of the investment. If we intend to sell the investment security or it is more likely than not we will be required to sell the investment security before recovery of its amortized cost basis less any current period credit loss, the OTTI will be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the statement of condition date. Any recoveries related to the value of these investment securities are recorded as an unrealized gain (as other comprehensive income (loss) in shareholders' equity) and not recognized in income until the investment security is ultimately sold. From time to time, we may dispose of an impaired investment security in response to asset/liability management decisions, future market movements, business plan changes, or if the net proceeds can be reinvested at a rate of return that is expected to recover the loss within a reasonable period of time.

Income Tax Accounting. We file a consolidated federal income tax return. The provision for income taxes is based upon income in our consolidated financial statements, rather than amounts reported on our income tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on our deferred tax assets and liabilities is recognized as income or expense in the period that includes the enactment date.

Under U.S. GAAP, a valuation allowance is required to be recognized if it is more likely than not that a deferred tax asset will not be realized. The determination of the realizability of the deferred tax assets is highly subjective and dependent upon judgment concerning our evaluation of both positive and negative evidence, our forecasts of future income, applicable tax planning strategies, and assessments of current and future economic and business conditions. Positive evidence includes current positive earning trends, the existence of taxes paid in available carryback years, and the probability that taxable income will continue to be generated in future periods, while negative evidence includes any cumulative losses in the current year and prior two years and general business and economic trends.

At December 31, 2012, based on the results of our regular assessment of the ability to realize our deferred tax assets, we concluded that, based on all available evidence, both positive and negative, approximately $6.5 million of our deferred tax assets did not meet the "more likely than not" threshold for realization. Although realization of the remaining net deferred tax assets of $11.3 million is not assured, we believe it is more likely than not that all of the recorded deferred tax assets will be realized based on available tax planning strategies and our projections of future taxable income. The positive evidence considered in our analysis of the remaining deferred tax assets included our long-term history of generating taxable income; the cyclical nature of the industry in which we operate; the fact that a portion of the losses realized in 2011 were partly attributable to syndicated/participation lending which we stopped investing in during 2007; our history of fully realizing net operating losses, including the federal net operating loss from a $45.0 million taxable loss in 2004; and the relatively long remaining tax loss carryforward periods (19 years for federal income tax purposes, seven years for the state of Indiana, and 12 years for the state of Illinois). The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during tax loss carryforward periods are reduced. Any reduction in estimated future taxable income may require us to record an additional valuation allowance against our deferred tax assets, which would result in additional income tax expense in the period and could have a significant impact on our future earnings.

Positions taken in our tax returns may be subject to challenge upon examination by the taxing authorities. The benefit of an uncertain tax position is initially recognized in the financial statements only when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are both initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the tax authority, assuming full knowledge of the position and all relevant facts. Differences between our position and the position of tax authorities could result in a reduction of a tax benefit or an increase to a tax liability, which could adversely affect our future income tax expense.

We believe our tax policies and practices are critical accounting policies because the determination of our tax provision and current and deferred tax assets and liabilities have a material impact on our results of operations and the carrying value of our assets. We believe our tax assets and liabilities are adequate and are properly recorded in the consolidated financial statements at December 31, 2012 and 2011.

OVERVIEW

The following discussion and analysis presents the more significant factors affecting our financial condition as of December 31, 2012 and 2011 and results of operations for the three-year period ending December 31, 2012. This discussion and analysis should be read in conjunction with our consolidated financial statements, notes thereto, and other financial information appearing elsewhere in this report.

We recorded net income of $4.7 million, or $.43 per share, for 2012 compared to a net loss of $10.5 million, or $.98 per share for 2011 primarily due to decreases in the provision for loan losses, compensation and employee benefits, and other real estate owned expense during 2012 which were partially offset by a decrease in gain on sale of other real estate owned. Net income for 2012 also included an increase from 2011 in the net gain on the sale of loans held for sale.

Progress on Strategic Growth and Diversification Plan

During 2012, we continued to make progress on our Strategic Growth and Diversification Plan, which is built around four core objectives:

- decreasing non-performing assets;
- ensuring costs are appropriate given our targeted future asset base;
- growing while diversifying by targeting small- and mid-sized business owners for relationship-based opportunities; and
- expanding and deepening our relationships with our clients.

Improving credit quality was our number one objective for 2012. Throughout the year, we continued to either restructure specific non-performing loans or foreclose, obtain title, and transfer the loan to other real estate owned where we can take control of and liquidate the underlying collateral. Our problem asset resolution efforts reduced our level of non-performing assets by 22.3% during 2012 to $50.3 million at December 31, 2012 from $64.7 million at December 31, 2011. The ratio of non-performing assets to total assets decreased to 4.42% at December 31, 2012 from 5.63% at December 31, 2011. Our non-performing loans decreased 40.9% during the year to $26.9 million at December 31, 2012 from $45.6 million at December 31, 2011. Our ratio of non-performing loans to total loans decreased to 3.89% at December 31, 2012 from 6.41% at December 31, 2011. This decrease in non-performing loans was primarily due to $9.8 million of restructured commercial real estate A-Note troubled debt restructurings that were performing for at least six months; loan repayments totaling $7.5 million; a $1.7 million paydown of a non-accrual commercial participation loan; gross loan charge-offs of $5.0 million, and $15.0 million of real estate loans transferred to other real estate owned, of which $5.1 million was also sold during the year resulting in net gains on the sales of $953,000.

In addition, we continue to diversify our loan portfolio by increasing the targeted growth portfolios and reducing loans not meeting our current defined risk tolerance. Since December 31, 2011, we have increased our portfolio of commercial and industrial, owner occupied commercial real estate, and multifamily loans by $25.0 million, or 10.0%. These categories now represent 59.2% of our commercial loan portfolio at December 31, 2012 compared to 53.0% a year ago. In addition, our targeted contraction portfolios of commercial construction and land development and commercial participations purchased decreased by $8.6 million to 3.7% of our total loan portfolio at December 31, 2012 from 4.8% at December 31, 2011. Our commercial participations purchased exposure decreased during the year by $6.7 million, or 55.9%, to $5.3 million at December 31, 2012 primarily due to the payoff of one non-owner occupied commercial real estate participation totaling $4.8 million coupled with the previously mentioned $1.7 million paydown of a non-accrual commercial participation.

We also remain focused on reducing non-interest expense. Our non-interest expense for 2012 decreased 10.5% to $36.8 million from $41.1 million for 2011. The decrease was primarily due to several cost cutting initiatives implemented during the first quarter of 2012, which included our Voluntary Early Retirement Offering (*VERO*), the closing of our Bolingbrook and Orland Park, Illinois, banking centers, and the outsourcing of certain support functions. While these initiatives required us to record $876,000 of severance and early retirement expense in 2012, we were able to reduce our full-time equivalent employees (*FTEs*) to 261 at December 31, 2012 from 303 at December 31, 2011. The decrease in FTEs resulted in a $1.7 million, or 9.0%, decrease in compensation and employee benefits expense from 2011. In addition, net other real estate owned related expense decreased 39.1% to $2.5 million for 2012 from $4.1 million for 2011 primarily due to lower writedowns to net realizable value.

Our focus on deepening client relationships emphasizes core deposit growth. We increased our core deposits at December 31, 2012 by $31.5 million, or 5.3%, from December 31, 2011, and total core deposits as a percentage of total deposits increased to 65.1% at December 31, 2012 from 61.1% at December 31, 2011. We implemented our High Performance Checking (*HPC*) deposit acquisition marketing program during the first quarter of 2012 that targets both retail and business clients. The program is designed to attract a younger demographic (20-49 age group) and enhance growth in the number of checking accounts, core deposits, and related fee income as well as provide additional cross-sell opportunities. Core deposits also benefited from clients moving maturing certificates of deposit into money market and savings accounts due to the current low interest rate environment. During 2012, we also reviewed the pricing and cross-sell opportunities and decided to exit four of our larger single-service deposit relationships resulting in a decrease of $42.0 million in core deposits since December 31, 2011. This decision enabled us to decrease our level of liquidity and improve our core capital ratios.

At December 31, 2012, our common shareholders' equity increased 8.3% to $111.8 million, or 9.83% of assets, from $103.2 million, or 8.99% of assets, at December 31, 2011. The Bank's Tier 1 (core) capital ratio increased to 8.81% at December 31, 2012 from 8.26% at December 31, 2011. The Bank's total risk-based capital ratio increased to 14.06% at December 31, 2012 from 12.65% at December 31, 2011.

Pre-tax, Pre-Provision Earnings, as Adjusted

Our pre-tax, pre-provision earnings, as adjusted, totaled $12.3 million for 2012 compared to $9.5 million for 2011. The increase was primarily due to increases in net gain on sale of loans held for sale of $741,000 and income from bank-owned life insurance of $268,000 as a result of the deaths of two insured during 2012 combined with decreases of $1.7 million of compensation and employee benefits, $346,000 of professional fees, $334,000 of writedowns on future branch sites, and $194,000 of FDIC insurance premiums and regulatory assessments. These favorable variances were partially offset by a $448,000 increase in marketing expenses and a $493,000 decrease in net interest income.

Non-U.S. GAAP Financial Information

Our accounting and reporting policies conform to U.S. GAAP and general practice within the banking industry. Management uses certain non-U.S. GAAP financial measures to evaluate our financial performance and has provided the non-U.S. GAAP financial measures of pre-tax, pre-provision earnings, as adjusted, and pre-tax, pre-provision earnings, as adjusted, to average assets. In these non-U.S. GAAP financial measures, the provision for loan losses, other real estate owned related income and expense, loan collection expense, and certain other items, such as gains and losses on sales of investment securities and other assets, and severance and retirement compensation expense, are excluded. Management believes that these measures are useful because they provide a more comparable basis for evaluating financial performance excluding certain credit-related costs and other non-recurring items period to period and allows management and others to assess our ability to generate pre-tax earnings to cover our provision for loan losses and other credit-related costs. Although these non-U.S. GAAP financial measures are intended to enhance investors understanding of our business performance, these operating measures should not be considered as an alternative to U.S. GAAP.

The risks associated with utilizing operating measures (such as the pre-tax, pre-provision earnings, as adjusted) are that various persons might disagree as to the appropriateness of items included or excluded in these measures and that other companies might calculate these measures differently. Management compensates for these limitations by providing detailed reconciliations between U.S. GAAP information and our pre-tax, pre-provision earnings, as adjusted, as noted above.

The following table reconciles income (loss) before income tax expense (benefit) in accordance with U.S. GAAP to the non-U.S. GAAP measurement of pre-tax, pre-provision earnings, as adjusted, for the periods presented.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands)				
Reconciliation of Income (Loss) Before Income Tax Expense (Benefit) to Pre-Tax, Pre-Provision Earnings, as adjusted:					
Income (loss) before income tax expense (benefit)	$ 6,357	$ (9,529)	$ 4,167	$ (2,805)	$ (19,968)
Provision for loan losses	4,210	17,114	3,877	12,588	26,296
Pre-tax, pre-provision earnings	10,567	7,585	8,044	9,783	6,328
Add back (subtract):					
Net (gain) loss on sale of:					
Investment securities	(1,509)	(1,715)	(689)	(1,092)	(69)
Other real estate owned	(840)	(2,562)	154	9	(30)
Other real estate owned expense, net	2,510	4,123	1,483	2,976	261
Loan collection expense	730	714	638	1,077	655
Severance and retirement compensation expense	876	1,375	545	37	—
FDIC special insurance premium assessment	—	—	—	495	—
Other-than-temporary impairment of investment securities available-for-sale	—	—	—	—	4,334
Goodwill impairment	—	—	—	—	1,185
Pre-tax, pre-provision earnings, as adjusted	$ 12,334	$ 9,520	$ 10,175	$ 13,285	$ 12,664
Pre-tax, pre-provision earnings, as adjusted, to average assets	1.08%	.83%	.92%	1.21%	1.11%

RESULTS OF OPERATIONS

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Income

We reported net income of $4.7 million, or $.43 per diluted share, for 2012 compared to a net loss of $10.5 million, or $.98 per share, for 2011. Our 2012 results of operations were favorably impacted by a decrease of $12.9 million in the provision for loan losses, increases in net gain on sale of loans held for sale of $741,000 and income from bank-owned life insurance of $268,000 as a result of $486,000 of additional income related to the deaths of two insured participants during 2012 combined with decreases of $1.7 million of compensation and employee benefits, $499,000 of severance and early retirement expense, $346,000 of professional fees, $334,000 of writedowns on future branch sites, and $194,000 of FDIC insurance premiums and regulatory assessments. These favorable variances were partially offset by a $1.7 million decrease in gain on sale of other real estate owned, a $493,000 decrease in net interest income, and a $448,000 increase in marketing expenses. Our results for 2012 include $876,000 of severance and early retirement expense related to our VERO that was implemented during the first quarter of 2012, the closing of our Bolingbrook and Orland Park, Illinois, banking centers, and the outsourcing of certain support functions. These cost saving initiatives helped reduce our FTE to 261 at December 31, 2012 from 303 at December 31, 2011 which will continue to have a favorable impact on our compensation and employee benefits.

AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED, AND RATES PAID

The following table reflects the average yield on assets and average cost of liabilities for the years indicated. Average balances are derived from average daily balances.

	Year Ended December 31,								
	2012			2011			2010		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)								
Interest-earning assets:									
Loans receivable (1)	$ 708,218	$ 33,049	4.67%	$ 728,811	$ 35,315	4.85%	$ 747,768	$ 37,682	5.04%
Investment securities (2)	242,162	7,889	3.20	249,953	7,894	3.11	208,450	8,605	4.07
Other interest-earning assets (3)	82,266	394	.48	53,582	495	.92	39,646	483	1.22
Total interest-earning assets	1,032,646	41,332	4.00	1,032,346	43,704	4.23	995,864	46,770	4.70
Non-interest earning assets	109,915			113,772			109,469		
Total assets	$ 1,142,561			$ 1,146,118			$ 1,105,333		
Interest-bearing liabilities:									
Deposits:									
Checking accounts	$ 179,568	$ 262	.15%	$ 162,891	$ 404	.25%	$ 135,715	$ 259	.19%
Money market accounts	188,109	505	.27	187,188	835	.45	164,800	1,086	.66
Savings accounts	143,685	279	.19	128,937	280	.22	119,124	349	.29
Certificates of deposit	361,129	3,748	1.04	394,478	5,217	1.32	394,160	6,680	1.69
Total deposits	872,491	4,794	.55	873,494	6,736	.77	813,799	8,374	1.03
Borrowed funds:									
Other short-term borrowed funds	11,649	18	.15	14,969	57	.38	14,916	75	.50
FHLB advances	39,711	1,162	2.88	31,423	1,060	3.33	60,729	1,738	2.82
Total borrowed funds	51,360	1,180	2.26	46,392	1,117	2.37	75,645	1,813	2.36
Total interest-bearing liabilities	923,851	5,974	.65	919,886	7,853	.85	889,444	10,187	1.15
Non-interest bearing deposits	102,393			100,147			92,136		
Non-interest bearing liabilities	10,548			10,989			11,152		
Total liabilities	1,036,792			1,031,022			992,732		
Shareholders' equity	105,769			115,096			112,601		
Total liabilities and shareholders' equity	$ 1,142,561			$ 1,146,118			$ 1,105,333		
Net interest-earning assets	$ 108,795			$ 112,460			$ 106,420		
Net interest income / interest rate spread		$ 35,358	3.35%		$ 35,851	3.38%		$ 36,583	3.55%
Net interest margin			3.42%			3.47%			3.67%
Ratio of average interest-earning assets to average interest-bearing liabilities			111.78%			112.23%			111.96%

(1) Average balances of loans receivable includes loans held for sale and non-performing loans, interest on which is recognized on a cash basis.
(2) Average balances of investment securities are based on amortized cost.
(3) Includes FHLB stock and interest-earning deposits.

RATE/VOLUME ANALYSIS

The following table shows the impact of changes in the volume of interest-earning assets and interest-bearing liabilities and changes in interest rates on our interest income and interest expense for the periods indicated. Changes attributable to the combined impact of rate and volume have been allocated proportionally to the changes due to rate and changes due to volume.

	Year Ended December 31, 2012 Compared to 2011			Year Ended December 31, 2011 Compared to 2010		
	Change due to Rate	Change due to Volume	Total Change	Change due to Rate	Change due to Volume	Total Change
	(Dollars in thousands)					
Interest income:						
Loans receivable	$ (1,284)	$ (982)	$ (2,266)	$ (1,427)	$ (940)	$ (2,367)
Investment securities	245	(250)	(5)	(2,239)	1,528	(711)
Other interest-earning assets	(299)	198	(101)	(134)	146	12
Total	(1,338)	(1,034)	(2,372)	(3,800)	734	(3,066)
Interest expense:						
Deposits:						
Checking accounts	(180)	38	(142)	87	58	145
Money market accounts	(334)	4	(330)	(385)	134	(251)
Savings accounts	(31)	30	(1)	(96)	27	(69)
Certificates of deposit	(1,055)	(414)	(1,469)	(1,468)	5	(1,463)
Total deposits	(1,600)	(342)	(1,942)	(1,862)	224	(1,638)
Borrowed funds:						
Other short-term borrowed funds	(28)	(11)	(39)	(18)	—	(18)
FHLB advances	(153)	255	102	270	(948)	(678)
Total borrowed funds	(181)	244	63	252	(948)	(696)
Total	(1,781)	(98)	(1,879)	(1,610)	(724)	(2,334)
Net change in net interest income	$ 443	$ (936)	$ (493)	$ (2,190)	$ 1,458	$ (732)

Net Interest Income

Net interest income is the principal source of earnings and consists of interest income received on loans and investment securities less interest expense paid on deposits and borrowed funds. Net interest income fluctuates due to a variety of reasons, most notably due to the size of our balance sheet, changes in interest rates, the shape of the U.S. Treasury yield curve, competitive market pressures on the pricing of our products, the level of our non-performing assets, and the level of interest-rate risk and credit risk we are willing to accept.

Net interest income decreased modestly to $35.4 million for 2012 compared to $35.9 million for 2011. Our net interest margin (net interest income as a percentage of average interest-earning assets) for 2012 decreased five basis points to 3.42% from 3.47% for 2011. Net interest income and the net interest margin was negatively impacted during 2012 by our higher level of liquidity, smaller loan portfolio, reduced but still elevated levels of non-performing assets, the continued low interest rate environment, and the narrowing of spreads on new investment securities purchases. We believe that these factors will continue to create pressure on our net interest margin for the foreseeable future.

Interest Income

Interest income decreased 5.4% to $41.3 million for 2012 from $43.7 million for 2011. The weighted-average yield on interest-earning assets decreased 23 basis points to 4.00% for 2012 from 4.23% for 2011. The decreases are primarily related to the smaller loan portfolio and higher level of short-term liquid investments due to the lack of suitable higher yielding investment alternatives in the current low interest rate environment. The low interest rate environment resulting in lower rates on new loans and level of non-performing loans also continues to negatively impact the yields on loans receivable.

Interest Expense

Total interest expense decreased 23.9% to $6.0 million for 2012 from $7.9 million for 2011. The average cost of interest-bearing liabilities decreased 20 basis points to .65% for 2012 from .85% for 2011. Interest expense continues to be positively affected by our continuing success in increasing the proportion of low-cost core deposits to total deposits.

Interest expense on interest-bearing deposits decreased $1.9 million, or 28.8%, to $4.8 million for 2012 from $6.7 million for 2011. The weighted-average cost of deposits decreased 22 basis points to .55% from .77% for 2011. The decreases are the result of disciplined pricing on core deposits and the repricing of certificates of deposit at lower interest rates.

Interest expense on borrowed funds increased 5.6% to $1.2 million for 2012 from $1.1 million for 2011 primarily as a result of increases in the average balance of FHLB advances during 2012 compared to 2011. The weighted-average cost of borrowed funds decreased 11 basis points to 2.26% for 2012 from 2.37% for 2011 primarily due to a decrease in the cost of Repo Sweeps and the scheduled repayments of higher cost amortizing FHLB advances.

Provision for Loan Losses

The provision for loan losses decreased to $4.2 million for 2012 from $17.1 million in 2011. For more information, see "Changes in Financial Condition – Asset Quality and Allowance for Loan Losses" below in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Non-Interest Income

The following table identifies changes in our non-interest income for the periods presented:

	Year Ended December 31,			
	2012	2011	$ change	% change
		(Dollars in thousands)		
Deposit related fees	$ 6,355	$ 6,278	$ 77	1.2%
Income from bank-owned life insurance	1,080	812	268	33.0
Other income	1,154	1,154	—	—
Net gain on sale of:				
Investment securities	1,509	1,715	(206)	(12.0)
Loans held for sale	1,071	330	741	224.5
Other real estate owned	840	2,562	(1,722)	(67.2)
Total non-interest income	$ 12,009	$ 12,851	$ (842)	(6.6)

Deposit related fees include service charges, card-based fees, and other fees related to deposit accounts. Deposit related fees increased due to a modest increase in card-based fees and a modest increase in non-sufficient funds transactions, both of which are due to the success of the HPC program growing checking accounts in a younger demographic that is more inclined to debit card usage. These increases were partially offset by a decrease in business deposit service charges due to the loss of one large business depositor during 2012. Income from bank-owned life insurance during 2012 increased primarily due to $476,000 received from the deaths of two insured participants, offset by a decrease in yields on the underlying investment portfolio. The increase in net gain on the sale of loans held for sale was related to increased volumes and better margins in our mortgage banking activities. The decrease in net gain on the sale of other real estate owned for 2012 from 2011 was primarily due to the absence of a 2011 $2.2 million gain recognized on the sale of a large commercial property. For information related to net gain on sale of investment securities, see "Changes in Financial Condition 2012 Compared to 2011 - Investment Securities" below in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Non-Interest Expense

The following table identifies changes in our non-interest expense for the periods presented:

	Year Ended December 31, 2012	2011	$ change	% change
	(Dollars in thousands)			
Compensation and mandatory benefits	$ 14,701	$ 16,358	$ (1,657)	(10.1)%
Retirement and stock related compensation	1,168	1,034	134	13.0
Medical and life benefits	1,747	1,982	(235)	(11.9)
Other employee benefits	61	49	12	24.5
Subtotal compensation and employee benefits	17,677	19,423	(1,746)	(9.0)
Net occupancy expense	2,756	2,818	(62)	(2.2)
FDIC insurance premiums and regulatory assessments	1,927	2,121	(194)	(9.1)
Data processing	1,828	1,740	88	5.1
Furniture and equipment expense	1,778	1,802	(24)	(1.3)
Marketing	1,362	914	448	49.0
Professional fees	1,039	1,385	(346)	(25.0)
Other real estate owned related expense, net	2,510	4,123	(1,613)	(39.1)
Loan collection expense	730	714	16	2.2
Severance and early retirement expense	876	1,375	(499)	(36.3)
Other general and administrative expenses	4,317	4,702	(385)	(8.2)
Total non-interest expense	$ 36,800	$ 41,117	$ (4,317)	(10.5)

Total non-interest expense decreased $4.3 million, or 10.5%, for 2012 from 2011 as we continue to make progress in reducing our cost structure. Compensation and employee benefits expense decreased during 2012 compared to 2011 primarily as a result of our VERO program, banking center closings, and outsourcing in early 2012. These cost reduction initiatives resulted in a 13.9% decrease in the number of FTE employees to 261 at December 31, 2012 from 303 at December 31, 2011. In addition, medical and life benefits were significantly lower during the 2012 period due to the lack of several large individual self-insurance claims incurred during the prior year. Our FDIC insurance premiums and regulatory assessments decreased $194,000 during 2012 primarily due to the premium assessment methodology implemented in April 2011 which favors banks less dependent on wholesale funding. Professional fees decreased $346,000 during 2012 primarily due to lower legal, strategic advisor, and investor relations fees. VERO severance and early retirement expense was $876,000 in 2012, while severance and early retirement expense related to the retirement of our former Chief Executive Officer in 2011 was $1.4 million. Partially offsetting the favorable variances, marketing expense increased in 2012 primarily due to the implementation of the new HPC direct mail checking deposit acquisition program. Also, other real estate owned related expense decreased $1.6 million primarily due to lower valuation reserves recognized during 2012 compared to 2011.

Income Tax Expense

Income tax expense for 2012 totaled $1.7 million, which was equal to an effective tax rate of 26.6%, and included an additional $166,000 deferred tax valuation allowance recognized during the first quarter of 2012. Income tax expense for 2011 totaled $945,000, which included a $6.3 million valuation allowance related to a portion of our deferred tax assets. Our effective income tax rate continues to be positively impacted by the tax sheltering impact of income from bank-owned life insurance and other tax credits. For more information, see "Critical Accounting Policies - Income Tax Accounting" above in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Income (Loss)

During 2011, we recorded a net loss of $10.5 million, or $.98 per share, compared to net income of $3.5 million, or $.32 per diluted share, for 2010. Our loss for 2011 was primarily related to a $17.1 million provision for loan losses, a non-cash charge of $6.3 million related to a valuation allowance for a portion of our deferred tax assets, other real estate owned writedowns of $2.8 million, and $1.4 million of retirement compensation expense related to the retirement of our former Chief Executive Officer. Our 2011 results of operations were favorably impacted by increases in gains on sales of other real estate owned parcels of $2.7 million and gains on the sale of investment securities of $1.0 million and a decrease in professional fees of $898,000.

Net Interest Income

Net interest income totaled $35.9 million for 2011 compared to $36.6 million for 2010. Our net interest margin (net interest income as a percentage of average interest-earning assets) for 2011 decreased 20 basis points to 3.47% from 3.67% for 2010. Net interest income and the net interest margin were negatively impacted during 2011 by our higher levels of liquidity due to strong deposit growth, modest loan demand, our elevated level of non-performing assets, and larger investment securities portfolio.

Interest Income

Interest income decreased to $43.7 million for 2011 from $46.8 million for 2010. The weighted-average yield on interest-earning assets decreased 47 basis points to 4.23% for 2011 from 4.70% for 2010. The decrease was primarily due to higher average balances of investment securities, lower average balance of loans receivable, and the current lower interest rate environment which reduced the yields on loans receivable and investment securities. The yield on loans receivable decreased due to a reduction in interest income related to the higher level of non-accrual loans during 2011. The yield on investment securities declined due to reinvesting maturing investment securities in lower yielding investments as market interest rates remained significantly low. In addition, we held higher levels of short-term liquid investments due to the lack of desirable investment alternatives in the low interest rate environment.

Interest Expense

Total interest expense decreased to $7.9 million for 2011 from $10.2 million for 2010. The average cost of interest-bearing liabilities decreased 30 basis points to .85% for 2011 from 1.15% for 2010. Interest expense was positively affected by strong growth in low-cost core deposit balances and a reduction in higher cost certificates of deposit and FHLB advances.

Interest expense on interest-bearing deposits decreased to $6.7 million for 2011 from $8.4 million for 2010. The weighted-average cost of deposits decreased 26 basis points to .77% from 1.03% for 2010 as a result of disciplined pricing on deposits, the repricing of certificates of deposit at lower interest rates, and increases in the average balance of non-interest bearing deposits, which was partially offset by increases in the average balance of interest-bearing deposits and increases in the weighted-average cost of interest-bearing business deposit accounts.

Interest expense on borrowed funds decreased to $1.1 million for 2011 from $1.8 million for 2010 primarily as a result of a reduction in the average balance of borrowed funds of 38.7% during 2011 compared to 2010 as we strengthened our balance sheet and enhanced our liquidity position by replacing this funding source with core deposits. The weighted-average cost of borrowed funds was stable at 2.37% for 2011 when compared to 2010. The weighted-average cost of FHLB advances increased to 3.33% for 2011 compared to 2.82% for 2010 and was primarily due to a larger proportion of amortizing advances with a weighted-average cost of 6.15%.

Provision for Loan Losses

The provision for loan losses increased to $17.1 million for 2011 from $3.9 million in 2010. For more information, see "Changes in Financial Condition – Asset Quality and Allowance for Loan Losses" below in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Non-Interest Income

The following table identifies changes in our non-interest income for the periods presented:

	Year Ended December 31, 2011	2010	$ change	% change
	(Dollars in thousands)			
Deposit related fees	$ 6,278	$ 6,354	$ (76)	(1.2)%
Income from bank-owned life insurance	812	893	(81)	(9.1)
Other income	1,154	1,276	(122)	(9.6)
Net gain on sale of:				
Investment securities	1,715	689	1,026	148.9
Loans held for sale	330	178	152	85.4
Other real estate owned	2,562	(154)	2,716	1,763.6
Total non-interest income	$ 12,851	$ 9,236	$ 3,615	39.1

Deposit related fees were impacted by a lower volume of non-sufficient funds transactions, which has been an industry trend due to regulatory changes affecting consumers' behaviors regarding deposit account overdraft activity. The decrease in deposit related fees was partially offset by an increase in card-based fees due to higher client usage of debit and ATM cards. Other income was impacted by lower credit enhancement fee income related to non-owner occupied commercial real estate lending as we strategically reduce our exposure to these types of relationships. Higher net gain on sale of loans held for sale was primarily due to $16.0 million of mortgage loans sold to FNMA during 2011 compared to $6.0 million in 2010. During 2011, we also sold $11.0 million of other real estate owned, recognizing gains of $2.6 million, of which $2.5 million was realized on the sale of two large commercial properties.

Non-Interest Expense

The following table identifies changes in our non-interest expense for the periods presented:

	Year Ended December 31, 2011	2010	$ change	% change
	(Dollars in thousands)			
Compensation and mandatory benefits	$ 16,358	$ 16,681	$ (323)	(1.9)%
Retirement and stock related compensation	1,034	748	286	38.2
Medical and life benefits	1,982	1,215	767	63.1
Other employee benefits	49	61	(12)	(19.7)
Subtotal compensation and employee benefits	19,423	18,705	718	3.8
Net occupancy expense	2,818	2,832	(14)	(.5)
FDIC insurance premiums and regulatory assessments	2,121	2,551	(430)	(16.9)
Data processing	1,740	1,754	(14)	(.8)
Furniture and equipment expense	1,802	1,973	(171)	(8.7)
Marketing	914	781	133	17.0
Professional fees	1,385	2,283	(898)	(39.3)
Other real estate owned related expense, net	4,123	1,483	2,640	178.0
Loan collection expense	714	638	76	11.9
Severance and early retirement expense	1,375	545	830	152.3
Other general and administrative expenses	4,702	4,230	472	11.2
Total non-interest expense	$ 41,117	$ 37,775	$ 3,342	8.8

Total non-interest expense increased $3.3 million, or 8.8%, during 2011 compared to 2010. Compensation and employee benefits expense increased due to increases in pension expense and medical and life benefits due to higher medical claims. These increases were partially offset by lower compensation and mandatory benefits related to a reduction in FTEs and lower incentive compensation expense due to the 2011 net loss. Other real estate owned related expense, net, increased $2.6 million primarily due to $2.8 million of valuation allowances recognized on certain other real estate owned properties combined with a reduction in the sales price of a land development project acquired in the foreclosure of a commercial participation loan. These increases were partially offset by a decrease in other real estate owned property maintenance and operating expenses during 2011. Severance and early retirement expense increased $830,000 as a result of the 2011 retirement of our former Chief Executive Officer. Other non-interest expense increased $472,000 primarily due to the writedown of $413,000 of construction in progress costs related to future branch sites that were transferred, in accordance with regulatory rules, to other real estate owned during 2011 since we had not started construction within three years of acquiring the land.

Partially offsetting the above increases in non-interest expense was a decrease in FDIC insurance premiums and regulatory assessments of $430,000 due to a change in the calculation methodology of FDIC insurance premium assessments that began April 1, 2011. Professional fees also decreased $898,000 due to lower legal, strategic advisor, and investor relations fees, the absence of costs during 2011 relating to the 2010 annual meeting proxy contest, and decreased costs related to the SEC's 2010 enhanced proxy statement disclosures. In addition, furniture and equipment expense decreased $171,000 due to lower information systems-related equipment expense and lower depreciation expense.

Income Tax Expense

During 2011, our income tax expense totaled $945,000, which included a $6.3 million valuation allowance related to a portion of our deferred tax assets, compared to $707,000 for 2010. For more information, see "Critical Accounting Policies - Income Tax Accounting" above in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CHANGES IN FINANCIAL CONDITION IN 2012 COMPARED TO 2011

General

Our total assets at December 31, 2012 decreased slightly to $1.14 billion from $1.15 billion at December 31, 2011, primarily due to our efforts to exit certain large, single-service deposit relationships which reduced our level of short-term liquidity and improved our Tier 1 (core) capital ratios.

	December 31,			
	2012	2011	$ change	% change
	(Dollars in thousands)			
Assets:				
Cash and cash equivalents	$ 134,699	$ 92,072	$ 42,627	46.3 %
Investment securities available-for-sale, at fair value	203,290	234,381	(31,091)	(13.3)
Investment securities held-to-maturity, at cost	15,458	16,371	(913)	(5.6)
Net loans	680,082	698,802	(18,720)	(2.7)
Federal Home Loan Bank stock, at cost	6,188	6,188	—	—
Bank-owned life insurance	36,604	36,275	329	.9
Other real estate owned	23,347	19,091	4,256	22.3
Other	38,441	45,770	(7,329)	(16.0)
Total assets	$ 1,138,109	$ 1,148,950	$ (10,841)	(.9)
Liabilities and Equity:				
Deposits	$ 965,791	$ 977,424	$ (11,633)	(1.2)%
Borrowed funds	50,562	54,200	(3,638)	(6.7)
Other	9,934	14,078	(4,144)	(29.4)
Total liabilities	1,026,287	1,045,702	(19,415)	(1.9)
Shareholders' equity	111,822	103,248	8,574	8.3
Total liabilities and shareholders' equity	$ 1,138,109	$ 1,148,950	$ (10,841)	(.9)

LOANS

The following table sets forth the dollar amount of loans receivable and percentage of total loans receivable, by category, as of the dates indicated:

	2012		2011		2010		2009		2008	
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
					(Dollars in thousands)					
Commercial loans:										
Commercial and industrial	$ 102,628	14.8%	$ 85,160	12.0%	$ 74,940	10.3%	$ 78,120	10.2%	$ 62,760	8.4%
Commercial real estate:										
Owner occupied	98,046	14.2	93,833	13.2	99,435	13.6	99,552	13.1	85,628	11.4
Non-owner occupied	164,392	23.7	188,293	26.5	191,998	26.2	196,048	25.7	194,032	25.9
Multifamily	75,228	10.9	71,876	10.1	72,080	9.8	57,906	7.6	40,553	5.4
Commercial construction and land development	20,228	2.9	22,045	3.1	24,310	3.3	31,148	4.1	40,136	5.3
Commercial participations	5,311	.8	12,053	1.7	23,594	3.2	52,365	6.9	60,048	8.0
Total commercial loans	465,833	67.3	473,260	66.6	486,357	66.4	515,139	67.6	483,157	64.4
Retail loans:										
One-to-four family residential	175,943	25.4	181,698	25.6	185,321	25.3	186,009	24.4	204,011	27.2
Home equity lines of credit	46,477	6.7	52,873	7.4	56,177	7.7	56,882	7.5	58,892	7.8
Retail construction	1,176	.2	1,022	.1	3,176	.4	3,411	.4	2,660	.4
Retail participations	—	—	—	—	—	—	—	—	489	.1
Consumer	3,305	.5	2,771	.4	2,122	.3	1,552	.2	1,621	.2
Total retail loans	226,901	32.8	238,364	33.5	246,796	33.7	247,854	32.5	267,673	35.7
Total loans receivable	692,734	100.1	711,624	100.1	733,153	100.1	762,993	100.1	750,830	100.1
Net deferred loan fees	(467)	(.1)	(398)	(.1)	(569)	(.1)	(607)	(.1)	(857)	(.1)
Total loans receivable, net of deferred fees	$ 692,267	100.0%	$ 711,226	100.0%	$ 732,584	100.0%	$ 762,386	100.0%	$ 749,973	100.0%

Loans receivable, net of deferred fees, totaled $692.3 million at December 31, 2012 compared to $711.2 million at December 31, 2011. Total loan fundings in 2012 were $144.8 million compared to $98.4 million in 2011, which reflects increased loan demand during 2012. Total fundings for 2012 were more than offset by loan payoffs and repayments of $90.9 million; total loan sales of $52.9 million; transfers to other real estate owned of $15.0 million; and gross loan charge-offs of $5.0 million, including $718,000 that had been previously identified as a specific ASC 310-10 allowance. During 2012, we sold $52.9 million of conforming one-to-four family fixed-rate held-for-sale mortgage loans to FNMA. We retained the servicing rights and recorded a gain on the sale of $1.1 million.

Commercial participation loans decreased 55.9% compared to December 31, 2011 through net paydowns totaling $1.9 million and the payoff of one non-owner occupied commercial real estate participation totaling $4.8 million. In addition, non-owner occupied commercial real estate loans decreased by $23.9 million, or 12.7%, since December 31, 2011 primarily due to nine loan payoffs aggregating $11.3 million, transfers to other real estate owned of $7.2 million, and gross charge-offs of $2.0 million. Partially offsetting these decreases, commercial and industrial loans increased $17.5 million, or 20.5%, since December 31, 2011 primarily due to increased line usage.

As discussed above, through the execution of our Strategic Growth and Diversification Plan, we continue to diversify our loan portfolio to reduce our focus on commercial real estate lending, including non-owner occupied, commercial construction and land development, and purchased participation and syndication loans. This shift in focus began in mid-2007 when we hired our then Chief Operating Officer, who is now our Chief Executive Officer, to develop and execute a business and lending strategy focused on different markets than those we had historically pursued. In connection with implementing this lending strategy, we also hired a new Senior Credit Officer, credit manager, and four new credit analysts. We developed and implemented a new credit policy, and we enhanced our underwriting standards and objective underwriting matrix. In addition, we have hired experienced business banking relationship managers to replace the previous commercial lending officers. The current lending team is focused on building client relationships by providing small- to mid-market businesses with deposit and loan products to meet their needs.

As a result of the significant economic downturn that was occurring both in our markets and nationally during 2008, it was necessary to redefine our credit and underwriting policies to better identify and evaluate the risks in the various categories of our loan portfolio. Based upon our current lending strategy and our defined risk tolerances, we continue to reduce our reliance on non-owner occupied commercial real estate loans, substantially reduced originations of commercial construction and land development loans, and stopped purchasing commercial participation and syndication loans. These loan portfolios carry a higher degree of risk due to the overall larger size of individual loans as well as repayment being dependent on the successful management of the project, the sale of the property securing the loan, or management of the participation by the lead lender.

In order to identify, segregate, and attempt to illustrate the remaining credit risk related to those deemphasized loan categories that were originated prior to our current risk tolerances, credit policy, and underwriting standards, we have segregated our loan portfolio by the loans initial origination date in the table below. Loans that were renewed or modified subsequent to their initial origination are included for disclosure purposes based on their initial loan origination date. The categories of the loan portfolio that we continue to focus on growing, which are commercial and industrial and commercial real estate - owner occupied and multifamily, comprised 59.2% of the commercial loan portfolio at December 31, 2012. Over 82% of the loans outstanding in these growth categories were originated after January 1, 2008 (*Post-1/1/08*). During 2012, these targeted growth categories grew by $25.0 million due to $51.0 million in new fundings which were partially offset by $20.5 million in loan payoffs, including four commercial and industrial loan payoffs of $5.3 million, two owner occupied commercial real estate loan payoffs of $1.1 million, and three multifamily loan payoffs of $4.9 million. At December 31, 2012, our total loans outstanding originated prior to January 1, 2008 (*Pre-1/1/08*) decreased $50.2 million, or 24.8%, to $152.4 million, or 32.7% of our total loan portfolio, primarily due to normal amortization and payoffs, loan charge-offs, the sale of a portion of a commercial participation loan, and transfers to other real estate owned.

The following tables present the categories of our commercial loan portfolio at December 31, 2012 and 2011 segregated by the origination date of the lending relationship, and highlights the shift in our lending focus to those growth categories in accordance with our strategic plan:

	December 31, 2012			
	Pre-1/1/08 Loans	Post-1/1/08 Loans	Total	% of Pre-1/1/08 to Total
	(Dollars in thousands)			
Commercial loans:				
Commercial and industrial	$ 7,233	$ 95,395	$ 102,628	7.0%
Commercial real estate:				
Owner occupied	34,193	63,853	98,046	34.9
Non-owner occupied	97,019	67,373	164,392	59.0
Multifamily	6,704	68,524	75,228	8.9
Commercial construction and land development	3,316	16,912	20,228	16.4
Commercial participations	3,973	1,338	5,311	74.8
Total commercial loans	$ 152,438	$ 313,395	$ 465,833	32.7

	December 31, 2011			
	Pre-1/1/08 Loans	Post-1/1/08 Loans	Total	% of Pre-1/1/08 to Total
	(Dollars in thousands)			
Commercial loans:				
Commercial and industrial	$ 11,878	$ 73,282	$ 85,160	13.9%
Commercial real estate:				
Owner occupied	43,510	50,323	93,833	46.4
Non-owner occupied	118,956	69,337	188,293	63.2
Multifamily	10,453	61,423	71,876	14.5
Commercial construction and land development	6,280	15,765	22,045	28.5
Commercial participations	11,537	516	12,053	95.7
Total commercial loans	$ 202,614	$ 270,646	$ 473,260	42.8

Total commercial participations by loan type and state where the collateral is located are presented in the following tables as of the dates indicated:

	December 31, 2012		December 31, 2011		
	Amount	% of Total	Amount	% of Total	% Change
	(Dollars in thousands)				
Commercial and industrial	$ 1,333	25.1%	$ 151	1.3%	782.8%
Commercial real estate:					
Owner occupied	97	1.8	102	.8	(4.9)
Non-owner occupied	3,636	68.5	11,193	92.9	(67.5)
Commercial construction and land development	245	4.6	607	5.0	(59.6)
Total commercial participations	$ 5,311	100.0%	$ 12,053	100.0%	(55.9)

	December 31, 2012		December 31, 2011		
	Amount	% of Total	Amount	% of Total	% Change
	(Dollars in thousands)				
Illinois	$ 1,085	20.4%	$ 1,534	12.7%	(29.3)%
Indiana	530	10.0	2,203	18.3	(75.9)
Michigan	1,241	23.4	—	—	100.0
Ohio	—	—	4,875	40.5	(100.0)
Florida	245	4.6	607	5.0	(59.6)
Colorado	909	17.1	1,338	11.1	(32.1)
Texas	1,301	24.5	1,496	12.4	(13.0)
Total commercial participations	$ 5,311	100.0%	$ 12,053	100.0%	(55.9)

During the third quarter of 2012, we received a paydown totaling $1.7 million related to a non-performing non-owner occupied commercial participation loan located in the state of Indiana. This paydown was partially repaid through the proceeds of a new commercial and industrial participation loan secured by the beneficial ownership interests in two other hotel properties. The new loan was underwritten in accordance with our current underwriting standards with cash flows from the collateral more than sufficient to service the debt.

Loan Concentrations

Our lending activities are exposed to varying risks associated with concentrations of credit. Concentrations of credit include significant lending activities in specific geographic areas and large extensions of credit to individual borrowers. Our loan portfolio consists of loans secured by real estate within our market area. At December 31, 2012 and 2011, loans representing 45.8% and 47.6%, respectively, of our total loans receivable were secured by real estate located in the state of Indiana and 36.5% and 36.3%, respectively, were secured by real estate located in the state of Illinois. At December 31, 2012, we also had a concentration of loans secured by office and/or warehouse buildings totaling $204.3 million, or 29.5% of our total loan portfolio, compared to $212.3 million, or 29.8% of our total loan portfolio, at December 31, 2011. Loans secured by these types of collateral involve higher principal amounts. The repayment of these loans generally is dependent, in large part, on the successful operation of the property or the business conducted on the property securing the loan. These loans may be more adversely affected by general conditions in the real estate market or in the economy.

Contractual Principal Repayments and Interest Rates

The table below sets forth the contractual final maturities of our commercial loans at December 31, 2012, as well as the dollar amount of loans scheduled to mature after one year. Demand loans and loans having no scheduled repayments and no stated maturity are reported as due in one year or less. This table is not indicative of the timing of expected repayments on these loans.

	Total at December 31, 2012 (1)	Principal Repayments Contractually Due in One Year or Less	Due After One Through Five Years	Due After Five Years	Total Due After One Year (2)
		(Dollars in thousands)			
Commercial loans:					
Commercial and industrial	$ 102,628	$ 57,034	$ 38,978	$ 6,616	$ 45,594
Commercial real estate:					
Owner occupied	98,046	13,342	52,226	32,478	84,704
Non-owner occupied	164,392	24,288	122,432	17,672	140,104
Multifamily	75,228	10,954	23,803	40,471	64,274
Commercial construction and land development	20,228	10,138	9,767	323	10,090
Commercial participations	5,311	3,574	1,509	228	1,737
Total commercial loans	$ 465,833	$ 119,330	$ 248,715	$ 97,788	$ 346,503

(1) Gross loans receivable does not include deferred fees and costs of $506,000 as of December 31, 2012.
(2) Of the $346.5 million of loan principal repayments contractually due after December 31, 2013, $204.6 million have fixed interest rates and $141.9 million have variable interest rates, which reprice from one month up to five years.

The average life of loans is substantially less than their contractual terms because of prepayments. The average life of mortgage loans tends to increase when current market rates of interest for mortgage loans are higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgage loans are higher than current market rates as borrowers refinance adjustable-rate and fixed-rate loans at lower rates. Under the latter circumstance, the yield on loans decreases as higher yielding loans are repaid or refinanced at lower rates.

ASSET QUALITY AND ALLOWANCE FOR LOAN LOSSES

General

All of our assets are subject to review under our classification system. See the discussion on "Potential Problem Assets" below. Impaired loans are reviewed quarterly by our Asset Management Committee. The Loan Committee and the Board of Directors reviews our classified assets (including impaired loans) at least on a quarterly basis. When a borrower fails to make a required loan payment, we attempt to cure the deficiency by contacting the borrower and seeking payment. Contacts are generally made prior to 30 days after a payment is due. Late charges are generally assessed after 15 days with additional efforts being made to collect the past due payments. While we generally prefer to work with borrowers to resolve delinquency problems, when the account becomes 90 days delinquent, we may initiate foreclosure or other proceedings, as deemed necessary, to minimize any potential loss.

Loans are placed on non-accrual status when, in the judgment of management, the probability of collection of interest and principal is deemed to be insufficient to warrant further accrual. All interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest subsequently received on non-performing loans is accounted for by using the cost-recovery basis for commercial loans and the cash-basis for retail loans until qualifying for return to accrual. We generally do not accrue interest on loans past due 90 days or more.

Real estate acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure and loans identified as in-substance foreclosures are classified as other real estate owned until sold. A loan is classified as an in-substance foreclosure when we take possession of the collateral regardless of whether formal foreclosure proceedings have taken place. Other real estate owned is initially recorded at net realizable values, with any resulting writedown charged to the allowance for loan losses. Valuations are periodically performed by management, with any subsequent declines in estimated fair value charged to expense. After acquisition, all costs incurred in maintaining the property are expensed, and costs incurred for the improvement or development of the property are capitalized up to the extent of its net realizable value.

Non-Performing Assets

The following table provides information relating to our non-performing assets at the dates presented:

	December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands)				
Non-performing loans:					
Commercial loans:					
Commercial and industrial	$ 449	$ 596	$ 228	$ 1,399	$ 2,551
Commercial real estate:					
Owner occupied	5,417	11,228	9,119	3,627	4,141
Non-owner occupied	9,083	22,294	21,512	11,945	11,983
Multifamily	2,775	91	1,071	623	342
Commercial construction and land development	2,366	3,378	9,183	9,488	9,455
Commercial participations	339	2,355	9,499	26,729	21,327
Total commercial loans	20,429	39,942	50,612	53,811	49,799
Retail loans:					
One-to-four family residential	5,671	4,935	2,955	4,519	3,048
Home equity lines of credit	683	541	718	393	1,570
Retail construction	150	169	203	279	279
Consumer	—	—	4	7	5
Total retail loans	6,504	5,645	3,880	5,198	4,902
Total non-performing loans	26,933	45,587	54,492	59,009	54,701
Other real estate owned:					
Commercial	22,595	17,688	21,503	8,759	3,016
Retail	752	1,403	821	483	226
Total other real estate owned	23,347	19,091	22,324	9,242	3,242
Total non-performing assets	50,280	64,678	76,816	68,251	57,943
90 days past due loans still accruing interest	—	5	2,469	640	605
Total non-performing assets plus 90 days past due loans still accruing interest	$ 50,280	$ 64,683	$ 79,285	$ 68,891	$ 58,548
Accruing troubled debt restructurings	$ 17,616	$ 8,875	$ 9,754	$ 10,195	$ —
Non-performing assets to total assets	4.42%	5.63%	6.85%	6.31%	5.16%
Non-performing loans to total loans	3.89	6.41	7.44	7.74	7.29

Total non-performing loans decreased $18.7 million to $26.9 million at December 31, 2012 from $45.6 million at December 31, 2011. The ratio of non-performing loans to total loans decreased to 3.89% compared to 6.41% at December 31, 2011. The decrease in non-performing loans during 2012 was primarily due to $9.8 million of restructured commercial real estate A-Note troubled debt restructurings that were performing for at least six months; loan repayments totaling $7.5 million; a $1.7 million paydown of a non-accrual commercial participation loan; $15.0 million of real estate loans transferred to other real estate owned; and gross loan charge-offs of $4.6 million, including $718,000 of previously established specific ASC 310-10 allowances. The decreases to non-performing loans were partially offset by the transfers to non-accrual status of $8.5 million of non-owner occupied commercial real estate, $3.4 million of multifamily, and $3.5 million of one-to-four family residential loans during the year.

Included in the non-performing loan totals are non-performing commercial purchased participations as identified by loan category and states where the collateral is located in the following table:

	December 31, 2012	December 31, 2011	% change
	(Dollars in thousands)		
Commercial real estate – non-owner occupied	$ 93	$ 1,748	(94.7)%
Commercial construction and land development	246	607	(59.5)
Total non-performing commercial participations	$ 339	$ 2,355	(85.6)
Indiana	$ 93	$ 1,748	(94.7)%
Florida	246	607	(59.5)
Total non-performing commercial participations	$ 339	$ 2,355	(85.6)
Percentage of total non-performing loans	1.26%	5.17%	
Percentage of total commercial participations	6.38	19.54	

The interest income that would have been recorded during 2012 if all of our non-performing loans at the end of the year had been current in accordance with their terms during the year was $1.7 million. The actual amount of interest recorded as income (on a cash basis) on these loans during the year totaled $168,000.

The following tables present additional information about the balances of our non-accrual loans outstanding at the dates indicated:

December 31, 2012	Unpaid Principal Balance	Partial Charge-offs to Date	Interest Paid to Principal	Recorded Investment	Related Allowance	Recorded Investment less Related Allowance	Recorded Investment as a % of Unpaid Principal
	(Dollars in thousands)						
Non-performing loans:							
Commercial loans:							
Commercial and industrial	$ 946	$ 423	$ 74	$ 449	$ —	$ 449	47.5%
Commercial real estate:							
Owner occupied	9,262	3,160	685	5,417	—	5,417	58.5
Non-owner occupied	11,184	1,740	361	9,083	217	8,866	81.2
Multifamily	3,403	532	96	2,775	—	2,775	81.5
Commercial construction and land development	2,467	61	40	2,366	180	2,186	95.9
Commercial participations	5,583	5,103	141	339	—	339	6.1
Total commercial loans	32,845	11,019	1,397	20,429	397	20,032	62.2
Retail loans:							
One-to-four family residential	5,836	165	—	5,671	—	5,671	97.2
Home equity lines of credit	778	95	—	683	—	683	87.8
Retail construction	150	—	—	150	—	150	100.0
Total retail loans	6,764	260	—	6,504	—	6,504	96.2
Total non-performing loans	$ 39,609	$ 11,279	$ 1,397	$ 26,933	$ 397	$ 26,536	68.0

	December 31, 2011						
	Unpaid Principal Balance	Partial Charge-offs to Date	Interest Paid to Principal	Recorded Investment	Related Allowance	Recorded Investment less Related Allowance	Recorded Investment as a % of Unpaid Principal
	(Dollars in thousands)						
Non-performing loans:							
Commercial loans:							
Commercial and industrial	$ 841	$ 216	$ 29	$ 596	$ —	$ 596	70.9%
Commercial real estate:							
Owner occupied	14,638	2,694	716	11,228	—	11,228	76.7
Non-owner occupied	30,825	7,403	1,128	22,294	718	21,576	72.3
Multifamily	105	—	14	91	—	91	86.7
Commercial construction and land development	3,378	—	—	3,378	—	3,378	100.0
Commercial participations	7,239	4,742	142	2,355	—	2,355	32.5
Total commercial loans	57,026	15,055	2,029	39,942	718	39,224	70.0
Retail loans:							
One-to-four family residential	5,180	245	—	4,935	—	4,935	95.3
Home equity lines of credit	630	89	—	541	—	541	85.9
Retail construction	169	—	—	169	—	169	100.0
Total retail loans	5,979	334	—	5,645	—	5,645	94.4
Total non-performing loans	$ 63,005	$ 15,389	$ 2,029	$ 45,587	$ 718	$ 44,869	72.4

The disclosure required with respect to impaired loans and troubled debt restructurings is contained in "Note 4. Allowance for Loan Losses" in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Non-performing assets decreased 22.3% to $50.3 million at December 31, 2012 from $64.7 million at December 31, 2011 primarily due to the aforementioned decreases in non-performing loans. Of the transfers to other real estate owned during 2012, $5.1 million was sold during the year for a gain of $953,000. Additions to other real estate owned during 2012 also included $959,000 related to the building and land from our former Bolingbrook, Illinois, banking center that we closed on March 31, 2012 and have listed for sale. The activity for our other real estate owned is set forth in the table below for the periods indicated:

	Year ended December 31,	
	2012	2011
	(Dollars in thousands)	
Balance at beginning of period	$ 19,091	$ 22,324
Transfers to other real estate owned	16,001	10,764
Net repayments and improvements of properties	(7)	(148)
Sales of other real estate owned	(9,729)	(11,024)
Valuation allowances for declines in net realizable value	(2,009)	(2,825)
Balance at end of period	$ 23,347	$ 19,091

The following table identifies our other real estate owned properties based on the loan category in which they originated:

	December 31, 2012	December 31, 2011	% change
	(Dollars in thousands)		
Commercial loans:			
Commercial real estate:			
Owner occupied	$ —	$ 1,275	(100.0)%
Non-owner occupied	7,950	2,193	262.5
Multifamily	340	557	(39.0)
Commercial construction and land development	7,416	5,341	38.9
Commercial participations:			
Commercial real estate – non-owner occupied	2,361	2,673	(11.7)
Commercial construction and land development	4,528	5,649	(19.8)
Total commercial loans	22,595	17,688	27.7
Retail loans:			
One-to-four family residential	500	1,374	(63.6)
Home equity lines of credit	63	29	117.2
Retail construction	189	—	100.0
Total retail loans	752	1,403	(46.4)
Total other real estate owned	$ 23,347	$ 19,091	22.3

We continue to explore ways to reduce our overall exposure in our non-performing assets through various alternatives, including the potential sale of certain of these non-performing assets. Any future impact on the allowance for loan losses in the event of such sales or other similar actions cannot be reasonably determined at this time.

As previously discussed above, we believe that our loans that were originated Pre-1/1/08 have a higher degree of risk of loss due to the nature of the types of these loans and the credit environment under which they were originated, particularly given the downturn in the economic environment over the last five years. The following tables illustrate that a large portion of our non-performing loans and other real estate owned were originated Pre-1/1/08 and that we have experienced a higher level of charge-offs and other real estate owned writedowns in the Pre-1/1/08 portfolios. As presented in the following tables, 56.6% of our non-performing commercial loans and 96.7% of our commercial other real estate owned portfolio at December 31, 2012 were originated Pre-1/1/08.

	December 31, 2012			
	Pre-1/1/08 Loans	Post-1/1/08 Loans	Total	% of Pre-1/1/08 to Total
	(Dollars in thousands)			
Non-performing commercial loans:				
Commercial and industrial	$ 403	$ 46	$ 449	89.8%
Commercial real estate:				
Owner occupied	3,796	1,621	5,417	70.1
Non-owner occupied	5,943	3,140	9,083	65.4
Multifamily	368	2,407	2,775	13.3
Commercial construction and land development	706	1,660	2,366	29.8
Commercial participations	339	—	339	100.0
Total non-performing commercial loans	$ 11,555	$ 8,874	$ 20,429	56.6
Total commercial loans outstanding at December 31, 2012	$ 152,438	$ 313,395	$ 465,833	
Non-performing commercial loans to total commercial loans	7.58%	2.83%	4.39%	

	December 31, 2012			
	Pre-1/1/08 Loans	Post-1/1/08 Loans	Total	% of Pre-1/1/08 to Total
	(Dollars in thousands)			
Other real estate owned – commercial:				
Commercial real estate:				
Non-owner occupied	$ 7,199	$ 751	$ 7,950	90.6%
Multifamily	340	—	340	100.0
Commercial construction and land development	7,416	—	7,416	100.0
Commercial participations:				
Commercial real estate – non-owner occupied	2,361	—	2,361	100.0
Commercial construction and land development	4,528	—	4,528	100.0
Total other real estate owned – commercial	$ 21,844	$ 751	$ 22,595	96.7

During 2012, we recorded gross loan charge-offs related to our commercial loan portfolio totaling $3.8 million, of which 65.6% were originated Pre-1/1/08. During 2012, we also recorded other real estate owned writedowns on commercial properties totaling $2.0 million, all of which were related to the Pre-1/1/08 loan portfolio. During the five years ended December 31, 2012, we recorded gross loan charge-offs related to our commercial loan portfolio totaling $54.4 million, of which 92.9% were originated Pre-1/1/08. Writedowns on commercial other real estate owned recorded during the same five-year period totaled $8.3 million, all of which were related to loans made Pre-1/1/08. Over the past five years, 93.9% of our gross charge-offs on commercial loans and writedowns on commercial other real estate owned were related to the Pre-1/1/08 loan portfolio. Commercial loan charge-offs and other real estate owned writedowns for the five years ended December 31, 2012 that were related to the Pre-1/1/08 commercial construction and land development and commercial participations and syndications loan portfolios totaled $34.9 million, or 59.3% of the total commercial loan charge-offs and writedowns recorded in the Pre-1/1/08 loan portfolio. At December 31, 2012, the outstanding loan balances in these two categories totaled $7.3 million, or 4.8% of the total Pre-1/1/08 loan portfolio. The breakdown of gross charge-offs of commercial loans and other real estate owned writedowns on commercial properties are identified in the following tables for the periods indicated:

	For the Year Ended December 31, 2012			
	Pre-1/1/08 Loans	Post-1/1/08 Loans	Total	% of Pre-1/1/08 to Total
	(Dollars in thousands)			
Commercial loan charge-offs:				
Commercial and industrial	$ 120	$ 435	$ 555	21.6%
Commercial real estate:				
Owner occupied	191	—	191	100.0
Non-owner occupied	1,658	334	1,992	83.2
Multifamily	41	551	592	6.9
Commercial construction and land development	141	—	141	100.0
Commercial participations - construction and land development	361	—	361	100.0
Total commercial loan charge-offs	2,512	1,320	3,832	65.6
Writedowns on other real estate owned – commercial properties:				
Commercial real estate:				
Owner occupied	3	—	3	100.0
Non-owner occupied	252	—	252	100.0
Multifamily	136	—	136	100.0
Commercial construction and land development	300	—	300	100.0
Commercial participations:				
Commercial real estate - non-owner occupied	304	—	304	100.0
Commercial construction and land development	974	—	974	100.0
Total writedowns on other real estate owned – commercial properties	1,969	—	1,969	100.0
Total commercial loan charge-offs and writedowns on other real estate owned	$ 4,481	$ 1,320	$ 5,801	77.2

	For the Five Years Ended December 31, 2012			
	Pre-1/1/08 Loans	Post-1/1/08 Loans	Total	% of Pre-1/1/08 to Total
	(Dollars in thousands)			
Commercial loan charge-offs:				
Commercial and industrial	$ 3,075	$ 651	$ 3,726	82.5%
Commercial real estate:				
Owner occupied	5,898	—	5,898	100.0
Non-owner occupied	12,674	2,650	15,324	82.7
Multifamily	502	551	1,053	47.7
Commercial construction and land development	7,151	—	7,151	100.0
Commercial participations	21,208	—	21,208	100.0
Total commercial loan charge-offs	50,508	3,852	54,360	92.9
Writedowns on other real estate owned – commercial properties:				
Commercial real estate:				
Owner occupied	137	—	137	100.0
Non-owner occupied	1,530	—	1,530	100.0
Multifamily	136	—	136	100.0
Commercial construction and land development	380	—	380	100.0
Commercial participations:				
Commercial real estate - non-owner occupied	304	—	304	100.0
Commercial construction and land development	5,813	—	5,813	100.0
Total writedowns on other real estate owned – commercial properties	8,300	—	8,300	100.0
Total commercial loan charge-offs and writedowns on other real estate owned	$ 58,808	$ 3,852	$ 62,660	93.9

Potential Problem Assets

Our potential problem assets, defined as loans classified as substandard pursuant to our internal loan grading system that do not meet the definition of a non-performing loan, totaled $5.7 million at December 31, 2012 and $2.2 million at December 31, 2011. The $3.5 million increase is primarily due to one relationship totaling $1.4 million with two commercial and industrial loans and one owner occupied commercial real estate loan being downgraded to substandard; two owner occupied commercial real estate loans totaling $2.1 million being downgraded to substandard, one of which was previously classified as pass/watch and the other being a restructure whose original loans were previously classified as pass/watch; and one non-owner occupied commercial real estate loan totaling $933,000 being downgraded to substandard from pass/watch. Partially offsetting the increase is the transfer to non-accrual status of one previous non-owner occupied commercial real estate potential problem asset totaling $1.2 million.

Allowance for Loan Losses

We maintain our allowance for loan losses at a level we believe is appropriate to absorb credit losses inherent in our loan portfolio. The allowance for loan losses represents our estimate of probable incurred losses in our loan portfolio at each statement of condition date and is based on our review of available and relevant information.

Our quarterly evaluation of the adequacy of the allowance is based in part on historical charge-offs and recoveries; levels of and trends in delinquencies; impaired loans, and other classified loans; concentrations of credit within the commercial loan portfolio; volume and type of lending; and current and anticipated economic conditions. In addition, we consider probable losses that we have identified relating to impaired loans. Our analysis of each impaired loan involves a high degree of judgment in estimating the amount of the loss associated with the loan, including the projection of the amount and timing of future cash flows and collateral values.

Loan losses are charged-off against the allowance for loan losses when we believe that the loan balance or a portion of the loan balance is no longer realizable by the paying capacity of the borrower based on an evaluation of available cash resources and collateral value. Recoveries of amounts previously charged-off are credited to the allowance. We assess the appropriateness of the allowance on a quarterly basis and adjust the allowance by recording a provision for loan losses in an amount sufficient to maintain the allowance at a level we deem appropriate. While we believe the allowance was adequate at December 31, 2012, it is possible that further deterioration in the economy, declines in the value of collateral securing loans, or requirements of regulatory agencies may require us to make future provisions to the allowance. See further analysis in "Critical Accounting Policies" previously discussed in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as "Note 1. Summary of Significant Accounting Policies" in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

The following table sets forth the activity in the allowance for loan losses during the periods indicated:

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands)				
Allowance at beginning of period	$ 12,424	$ 17,179	$ 19,461	$ 15,558	$ 8,026
Provision	4,210	17,114	3,877	12,588	26,296
Charge-offs:					
Commercial loans:					
Commercial and industrial	(555)	(936)	(848)	(1,313)	(74)
Commercial real estate:					
Owner occupied	(191)	(3,873)	(82)	(53)	(1,699)
Non-owner occupied	(1,992)	(7,782)	(797)	(1,699)	(3,054)
Multifamily	(592)	(315)	(85)	(61)	—
Commercial construction and land development	(141)	(2,943)	(1)	(461)	(3,605)
Commercial participations	(361)	(4,971)	(3,378)	(2,848)	(9,650)
Total commercial loans	(3,832)	(20,820)	(5,191)	(6,435)	(18,082)
Retail loans:					
One-to-four family residential	(536)	(648)	(773)	(271)	(376)
Home equity lines of credit	(398)	(423)	(310)	(2,156)	(243)
Retail construction	(40)	—	—	—	—
Consumer	(188)	(107)	(111)	(108)	(197)
Total retail loans	(1,162)	(1,178)	(1,194)	(2,535)	(816)
Total charge-offs	(4,994)	(21,998)	(6,385)	(8,970)	(18,898)
Recoveries:					
Commercial loans:					
Commercial and industrial	47	15	9	121	5
Commercial real estate:					
Owner occupied	9	4	1	80	—
Non-owner occupied	395	43	19	40	14
Multifamily	—	1	17	—	—
Commercial construction and land development	—	18	82	13	61
Commercial participations	—	—	30	—	5
Total commercial loans	451	81	158	254	85
Retail loans:					
One-to-four family residential	32	9	17	2	1
Home equity lines of credit	12	9	22	6	5
Consumer	50	30	29	23	43
Total retail loans	94	48	68	31	49
Total recoveries	545	129	226	285	134
Net loans charged-off to allowance for loan losses	(4,449)	(21,869)	(6,159)	(8,685)	(18,764)
Allowance at end of period	$ 12,185	$ 12,424	$ 17,179	$ 19,461	$ 15,558
Total loans receivable, net of deferred fees	$ 692,267	$ 711,226	$ 732,584	$ 762,386	$ 749,973
Allowance for loan losses to total loans	1.76%	1.75%	2.34%	2.55%	2.07%
Allowance for loan losses to total non-performing loans	45.24	27.25	31.53	32.98	28.44
Ratio of net loans charged-off to average loans outstanding for the year ended	.63	3.00	.82	1.15	2.49

At December 31, 2010, we determined that utilizing a shorter credit loss history was more appropriate and indicative of the current inherent losses within our loan portfolio and consistent with current allowance trends in the banking industry. Prior to December 31, 2010, the allowance for loan losses was calculated using a static four-year historical net charge-off factor for each loan category. In addition, the allowance for loan losses was based on our regulatory reporting categories as opposed to loan type and did not segregate the commercial purchased participation loans into a separate loan and allowance for loss category. Based on the nature of our purchased participation loans, we believe these loans have a higher degree of risk than the other loan categories due to the fact that we are not the lead lender, many of the purchased participations are outside of our market area, and the national and local economic conditions have impacted many of the projects collateralizing these participations. We also had substantially modified our credit policy, underwriting standards, lending personnel, and lending strategy in 2007 and 2008. In addition, in mid-2007, we ceased purchasing participation loans and substantially reduced the origination of commercial construction and land development loans. As such, the balances in the purchased participation portfolio will continue to decrease, and we believe the significant losses incurred related to the purchased participation loans are not indicative of the losses inherent within the directly originated portfolio. We believe segregation of these purchased participation loans as a separate loan category was appropriate at December 31, 2010.

Changing the allowance methodology to shorten the historical loss period and segregate the purchased participation loan portfolio resulted in a reduction in the historical loss factor percentages applied to most of the directly originated loan portfolio categories and a larger historical loss factor percentage applied to the purchased participation portfolio. The net effect of these changes was a decrease in the provision and the allowance for loan losses at December 31, 2010 of $1.2 million. The effect of the segregation of the purchased participation portfolio coupled with the decrease in the total loan balances from December 31, 2009 to December 31, 2010 decreased the allowance for loan losses for all non-participation loan categories by $1.9 million and the higher loss factors related to purchased participations increased the allowance for loan losses by $701,000. The remaining decrease was primarily due to the decrease of $759,000 in the ASC 310-10 component on individually impaired loans to $8.4 million at December 31, 2010.

Our allowance for loan losses was $12.2 million at December 31, 2012 compared to $12.4 million at December 31, 2011. The ratio of the allowance to total loans was stable at 1.76% at December 31, 2012 compared to 1.75% at December 31, 2011. The provision for loan losses decreased to $4.2 million in 2012 from $17.1 million in 2011. Net charge-offs for 2012 decreased to $4.4 million, or .63% of average loans outstanding, from $21.9 million, or 3.00% of average loans outstanding, for 2011. Net charge-offs for 2012, exclusive of the previously established $718,000 specific ASC 310-10 allowances, were $3.7 million, or .53% of average loans outstanding.

Our provision for loan losses and our net charge-offs decreased during 2012 when compared to 2011. In 2011, we experienced a higher level of charge-offs related to lower collateral valuations on collateral-dependent non-performing loans. In addition, we increased our general reserves in 2011 as a result of deteriorating market conditions, overall declines in collateral values, and a lack of activity in residential housing and land development.

During 2012, charge-offs of non-owner occupied commercial real estate loans totaled $2.0 million, which was partially related to four loans that were transferred during 2012 to other real estate owned at their net realizable value, of which $718,000 was previously identified as a specific allowance. Charge-offs of multifamily loans totaled $592,000, which was partially related to one loan that was transferred during 2012 to other real estate owned at its net realizable value. Charge-offs also included $555,000 of commercial and industrial loans and $536,000 of one-to-four family residential loans, which was partially related to three loans that were transferred during 2012 to other real estate owned at their net realizable value. Total recoveries during 2012 included a $325,000 repayment of a 2010 charge-off totaling $476,000 on a non-owner occupied commercial real estate loan.

When we determine that a non-performing collateral-dependent loan has a collateral shortfall, we will immediately charge-off the collateral shortfall. As a result, we are not required to maintain an allowance for loan losses on these loans as the loan balance has already been written down to its net realizable value (fair value less estimated costs to sell the collateral). As such, the ratio of the allowance for loan losses to total non-performing loans has continued to be negatively affected by cumulative partial charge-offs of $11.0 million recorded through December 31, 2012 on $13.1 million (net of charge-offs). At December 31, 2012, the ratio of the allowance for loan losses to non-performing loans, excluding the $13.1 million of non-performing collateral-dependent loans with partial charge-offs, was 88.2%.

Allocation of the Allowance for Loan Losses

We allocate our allowance for loan losses by loan category. Various percentages are assigned to the loan categories based on their two-year average historical loss factors. These historical loss factors are adjusted for various qualitative factors including trends in delinquencies and impaired loans; charge-offs and recoveries; volume and terms of loans; underwriting practices; lending management and staff; economic trends and conditions; industry conditions; and credit concentrations. The allocation of the allowance for loan losses is reviewed and approved by our Loan Committee and Board of Directors.

Prior to December 31, 2010, we allocated our allowance for loan losses by loan type. In conjunction with the required disclosures under Accounting Standards Update (*ASU*) No. 2010-20, *Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*, we changed our classifications for the allowance on loan losses to correlate to our reported loan categories. As such, the allocation of the allowance for loan losses was reclassified at December 31, 2010 and 2009. It was not practical to reclassify the allocation of the allowance for loan losses for the year ended 2008.

The following tables show the allocation of the allowance for loan losses by loan category for 2012, 2011, 2010, and 2009 and by loan type for 2008:

	December 31,							
	2012		2011		2010		2009	
	Allowance Allocation	Allowance as a % of Category	Allowance Allocation	Allowance as a % of Category	Allowance Allocation	Allowance as a % of Category	Allowance Allocation	Allowance as a % of Category
	(Dollars in thousands)							
Commercial loans:								
Commercial and industrial	$ 1,169	1.14%	$ 1,236	1.45%	$ 1,279	1.71%	$ 867	1.11%
Commercial real estate:								
Owner occupied	2,470	2.52	2,129	2.27	1,090	1.10	1,589	1.60
Non-owner occupied	3,761	2.29	3,935	2.09	6,906	3.60	6,584	3.36
Multifamily	926	1.23	370	.51	350	.49	679	1.17
Commercial construction and land development	1,436	7.10	1,198	5.43	188	.77	892	2.86
Commercial participations	601	11.32	1,467	12.17	4,559	19.32	6,410	12.24
Total commercial loans	10,363	2.22	10,335	2.18	14,372	2.96	17,021	3.30
Retail loans:								
One-to-four family residential	1,101	.63	1,521	.84	1,356	.73	1,727	.93
Home equity lines of credit	552	1.19	442	.84	1,309	2.33	531	.93
Retail construction	16	1.36	3	.29	7	.22	117	3.43
Consumer	153	4.63	123	4.44	135	6.36	65	4.19
Total retail loans	1,822	.80	2,089	.88	2,807	1.14	2,440	.98
Total allowance for loan losses	$ 12,185	1.76	$ 12,424	1.75	$ 17,179	2.34	$ 19,461	2.55

	December 31, 2008	
	Allowance Allocation	Allowance as a % of Category
	(Dollars in thousands)	
Residential real estate:		
One-to-four family owner occupied	$ 1,744	.68%
One-to-four family non-owner occupied	186	.59
Multifamily	611	1.52
Business/Commercial real estate	10,894	3.75
Business/Commercial non-real estate	1,241	1.97
Developed lots	352	.98
Land	252	.58
Consumer non-real estate	278	4.60
Total allowance for loan losses	$ 15,558	2.07

INVESTMENT SECURITIES

We manage our investment securities portfolio to adjust balance sheet interest rate sensitivity to help insulate net interest income against the impact of changes in market interest rates, to maximize the return on invested funds within acceptable risk guidelines, and to meet pledging and liquidity requirements.

We adjust the size and composition of our investment securities portfolio according to a number of factors including expected loan and deposit growth, the interest rate environment, and projected liquidity. The amortized cost of investment securities with their par and fair values were as follows for the dates indicated:

	December 31,								
	2012			2011			2010		
	Par Value	Amortized Cost	Fair Value	Par Value	Amortized Cost	Fair Value	Par Value	Amortized Cost	Fair Value
	(Dollars in thousands)								
Available-for-sale investment securities:									
U.S. Treasury securities	$ 17,000	$ 16,964	$ 17,363	$ 15,000	$ 14,967	$ 15,414	$ 15,000	$ 14,975	$ 14,819
Government sponsored entity (*GSE*) securities	45,000	45,628	46,468	46,800	46,967	48,382	30,800	30,717	31,020
Corporate bonds	—	—	—	5,420	5,022	5,027	4,000	3,629	3,586
Collateralized mortgage obligations	67,902	63,367	67,066	79,006	71,073	70,884	62,512	59,037	60,755
Commercial mortgage-backed securities	44,267	45,178	46,429	72,885	74,664	76,118	66,282	67,052	68,698
GSE residential mortgage-backed securities	2,224	2,400	2,368	—	—	—	—	—	—
Asset backed securities	4,182	3,876	4,053	—	—	—	—	—	—
Pooled trust preferred securities	24,508	22,409	19,542	27,398	24,804	18,555	29,409	26,473	18,125
GSE preferred stock	200	—	1	200	—	1	5,837	—	98
Total available-for-sale investment securities	$205,283	$ 199,822	$203,290	$246,709	$ 237,497	$234,381	$213,840	$ 201,883	$197,101
Held-to-maturity investment securities:									
Asset backed securities	$ 6,446	$ 6,578	$ 6,797	$ 8,201	$ 8,461	$ 8,746	$ 9,844	$ 10,261	$ 10,380
Municipal securities	8,880	8,880	8,925	7,910	7,910	7,957	6,940	6,940	7,046
Total held-to-maturity investment securities	$ 15,326	$ 15,458	$ 15,722	$ 16,111	$ 16,371	$ 16,703	$ 16,784	$ 17,201	$ 17,426

At December 31, 2012, the amortized cost of our collateralized mortgage obligation portfolio totaled $63.4 million, with 99% of the portfolio having composite ratings of A or higher. The composition of this portfolio includes $3.7 million backed by Ginnie Mae and $59.7 million of non-agency securities mainly backed by both floating- and fixed-rate residential mortgages originated prior to 2006. In addition, $53.5 million within this portfolio are floating-rate bonds indexed to 30 day LIBOR with unaccreted discounts totaling $4.5 million at December 31, 2012.

Our commercial mortgage-backed investment securities portfolio consists mainly of short-term, fixed-rate, senior tranches of seasoned issues with extensive subordination and limited balloon risk. All bonds are AAA-rated.

All of our pooled trust preferred investments were AAA-rated when they were purchased in late 2007 and early 2008 at discounts in excess of 10%. In 2009, the market for this type of investment was severely impacted by the credit crisis leading to increased deferrals and defaults. Credit ratings were also negatively affected in 2009, and all of these securities in our portfolio have at least one rating below investment grade. Rating agencies have started to note the improving collateral statistics, limited number of new deferrals, number of cures, lack of defaults, and rapidly increasing redemptions and coverage ratios. Additionally, rating agencies are increasingly analyzing deferring issuers for probability of default instead of treating all, or nearly all, deferring issuers as defaulted issuers. All of the Bank's holdings have received ratings upgrades by at least one rating agency in 2012. Two of our investments, representing approximately 45% of our pooled trust preferred investments, were upgraded during the first half of 2012 and now have composite investment-grade ratings.

We utilize extensive external and internal analysis on the pooled trust preferred investments. Our internal model stress tests all underlying issuers in the pools to project probabilities of deferral or default. Management's internal modeling runs multiple stress scenarios. The high-stress scenario utilizes immediate defaults for all deferring collateral. Any collateral that management believes may be at risk for deferring or defaulting, based upon its review of the underlying issuers' most recent financial and regulatory information, is assumed to default immediately. Despite a recent trend of recoveries from previously defaulted trust preferred collateral, the high-stress scenario assumes no recoveries on defaulted collateral. All external and internal stress testing at December 31, 2012 currently projects no loss of principal or interest on any of our pooled trust preferred investments.

All of our pooled trust preferred investments are floating rate "Super Senior" tranches indexed to 90 day LIBOR with unaccreted discounts of $2.1 million at December 31, 2012. The "Super Senior" tranches are the most senior tranches. Due to the structure of the securities, as deferrals and defaults on the underlying collateral increase, cash flows are increasingly diverted from mezzanine and subordinate tranches to pay down principal on the "Super Senior" tranches. If certain senior coverage tests are not met, all interest is diverted from subordinate classes to pay down principal on the "Super Senior" tranche. Four of the five issues we own are failing the senior coverage test. This test is structured to protect the holders of the "Super Senior" tranches if deferrals or defaults exceed a specific threshold as a percent of the outstanding senior tranches. As such, the proceeds of any early redemptions, successful tenders, or cures will be used to further pay down principal of the "Super Senior" tranches on these issues. In 2012, the annualized principal pay down rates on these investments was 10.5%. Management expects additional cure and redemption announcements in the near term.

A number of previously deferring issuers of our pooled trust preferred investments are resuming payments. At December 31, 2012, 16.8% of these issuers "cured," or resumed payments in 2012. When an issuer cures, all past interest and accrued interest on the past due interest is paid to the trust.

Management is expecting redemption activity to remain strong over the near term as call windows are now open on all of the securities, certain issuers evaluate the impact of Dodd-Frank changes to Tier 1 capital treatment for these securities, and issuers consider the high cost of this capital in the current low interest rate market.

Due to the current ratings on the pooled trust preferred investments being below investment grade, the aggregate amortized cost of $22.4 million is classified as substandard in accordance with regulatory requirements.

Fair Value of Investment Securities

We measure fair value according to ASC 820-10, *Fair Value Measurements and Disclosures*, which establishes a fair value hierarchy that prioritizes the inputs used in valuation techniques, but not the valuation techniques themselves. The fair value hierarchy is designed to indicate the relative reliability of the fair value measure. The highest priority is given to quoted prices in active markets and the lowest to unobservable data such as our internal information. ASC 820-10 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."

There are three levels of inputs into the fair value hierarchy (Level 1 being the highest priority and Level 3 being the lowest priority):

Level 1 – Unadjusted quoted prices for identical instruments in active markets;

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable; and

Level 3 – Instruments whose significant value drivers or assumptions are unobservable and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth our financial assets by level within the fair value hierarchy that were measured at fair value on a recurring basis during the dates indicated:

	Fair Value	Fair Value Measurements at December 31, 2012		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)			
Investment securities available-for-sale:				
U.S. Treasury securities	$ 17,363	$ —	$ 17,363	$ —
GSE securities	46,468	—	46,468	—
Collateralized mortgage obligations	67,066	—	67,066	—
Commercial mortgage-backed securities	46,429	—	46,429	—
GSE residential mortgage-backed securities	2,368	—	2,368	—
Asset backed securities	4,053	—	4,053	—
Pooled trust preferred securities	19,542	—	—	19,542
GSE preferred stock	1	1	—	—

	Fair Value	Fair Value Measurements at December 31, 2011		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)			
Investment securities available-for-sale:				
U.S. Treasury securities	$ 15,414	$ —	$ 15,414	$ —
GSE securities	48,382	—	48,382	—
Corporate bonds	5,027	—	5,027	—
Collateralized mortgage obligations	70,884	—	70,884	—
Commercial mortgage-backed securities	76,118	—	76,118	—
Pooled trust preferred securities	18,555	—	—	18,555
GSE preferred stock	1	1	—	—

Level 1 investment securities are valued using quoted prices in active markets for identical assets. We utilize Level 1 prices for our investment in GSE preferred stock.

Level 2 investment securities are valued by a third-party pricing service commonly used in the banking industry utilizing observable inputs. The pricing provider utilizes evaluated pricing models that vary based on asset class. These models incorporate available market information including quoted prices of investment securities with similar characteristics and, because many fixed-income investment securities do not trade on a daily basis, apply available information through processes such as benchmark yield curves, benchmarking of like investment securities, sector groupings, and matrix pricing. In addition, model processes, such as an option adjusted spread model, are used to develop prepayment estimates and interest rate scenarios for investment securities with prepayment features.

We utilize a recognized third-party pricing service to obtain market values for our fixed-income securities portfolio. Documentation is maintained as to the methodology and summary of inputs used by the pricing service for the various types of securities, and management notes that the servicer maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. We do not have access to all of the individual specific assumptions and inputs used for each security. The significant observable inputs include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications.

We validate the market values against fair market curves and other available pricing sources. Two third-party pricing sources are used to compare the reasonableness of prices for U.S. Treasury securities and GSE bonds. For all securities, our Corporate Investment Officer, who is in the market on a regular basis, monitors the market and is familiar with where similar securities are trading and where specific bonds in specific sectors should be priced. All monthly output from the third-party provider is reviewed against expectations as to pricing based on fair market curves, ratings, coupon, structure, and recent trade reports or offerings.

Based on our review of the methodology and summary of inputs used, we have concluded these assets are properly classified as Level 2 assets.

Fair value determinations for Level 3 measurements of investment securities are the responsibility of our Corporate Investment Officer with review and approval by the Asset/Liability Management Committee. Level 3 models are utilized when quoted prices are not available for certain investment securities or in markets where trading activity has slowed or ceased. When quoted prices are not available and are not provided by third-party pricing services, management judgment is necessary to determine fair value. As such, fair value is determined using discounted cash flow analysis models, incorporating default rate assumptions, estimations of prepayment characteristics, and implied volatilities.

We determined that Level 3 pricing models should be utilized for valuing its pooled trust preferred investment securities. The markets for these securities and for similar securities at December 31, 2012 were illiquid. There have been a limited number of observable transactions in the secondary market; however, a new issue market does not exist. We have determined that a valuation approach that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs is more representative of fair value than the market approach valuation technique.

For our Level 3 pricing model, we use externally produced fair values provided by a third-party pricing service and compare them to other external pricing sources. Other external sources provided similar prices, both higher and lower, than those we used. The external model uses observed prices from limited transactions on similar securities to estimate liquidation values.

The following is a reconciliation of the beginning and ending balances for the periods indicated of recurring fair value measurements recognized in the accompanying consolidated statements of condition using Level 3 inputs:

	Pooled Trust Preferred Securities	
	2012	**2011**
	(Dollars in thousands)	
Beginning balance	$ 18,555	$ 18,125
Total realized and unrealized gains and losses:		
Included in accumulated other comprehensive income	3,382	2,099
Principal repayments	(2,890)	(2,011)
Discount accretion	495	342
Ending balance	$ 19,542	$ 18,555

We evaluate all investment securities on a quarterly basis, and more frequently when economic conditions warrant additional evaluations, for determining if an OTTI exists pursuant to guidelines established in ASC 321-10, *Investments – Debt and Equity Securities*. Current accounting guidance generally provides that if a marketable investment security is in an unrealized loss position, whether due to general market conditions or industry or issuer-specific factors, the holder of the investment security must assess whether the impairment is other-than-temporary.

The decline in value of our investment in collateralized mortgage obligations is minimal and primarily attributable to changes in market interest rates and macroeconomic conditions affecting liquidity and not necessarily the expected cash flows of the individual investment securities. The fair value of these investment securities is expected to recover as macroeconomic conditions improve, interest rates rise, and the investment securities approach their maturity date.

The decline in value of our investment in pooled trust preferred securities is primarily attributable to macroeconomic conditions affecting the liquidity of these securities and the underlying financial condition of the companies within the pool and not necessarily the expected cash flows of the individual securities. The fair value of these securities is expected to recover as interest rates rise and as the securities approach their maturity date.

Unrealized losses on collateralized mortgage obligations and pooled trust preferred investment securities have not been recognized in income because we do not have the intent to sell these securities and have the ability to hold these securities for a period of time sufficient to allow for any anticipated recovery in fair value, which may be at maturity. We may, from time to time, dispose of an impaired security in response to asset/liability management decisions, regulatory considerations, future market movements, business plan changes, or if the net proceeds could be reinvested at a rate of return that is expected to recover the loss within a reasonable period of time. We concluded that the unrealized losses that existed at December 31, 2012 did not constitute other-than-temporary impairments.

The following table sets forth certain information regarding the maturities and weighted-average yield of investment securities as of December 31, 2012. The amounts and yields listed in the table are based on amortized cost.

	U.S. Treasury Securities		GSE Securities		Collateralized Mortgage Obligations (1)		Commercial Mortgage-Backed Securities (2)		GSE Residential Mortgage-Backed Securities (3)	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)									
Maturities:										
Less than 1 year	$ —	—%	$ 6,998	1.82%	$ 5,345	3.00%	$ 14,832	3.65%	$ —	—%
1 to less than 5 years	16,964	1.32	32,141	1.60	36,279	3.99	30,346	3.59	—	—
5 to less than 10 years	—	—	6,489	1.21	21,743	3.02	—	—	2,400	1.79
10 years and over	—	—	—	—	—	—	—	—	—	—
Total investment securities	$ 16,964	1.32	$ 45,628	1.58	$ 63,367	3.57	$ 45,178	3.61	$ 2,400	1.79
Average months to maturity	40		29		43		20		71	

	Asset Backed Securities (4)		Pooled Trust Preferred Securities (5)		State and Municipal Securities (6)		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)							
Maturities:								
Less than 1 year	$ —	—%	$ —	—%	$ 3,000	1.13%	$ 30,175	2.86%
1 to less than 5 years	10,454	4.00	—	—	5,880	1.30	132,064	2.85
5 to less than 10 years	—	—	—	—	—	—	30,632	2.54
10 years and over	—	—	22,409	1.12	—	—	22,409	1.12
Total investment securities	$ 10,454	4.00	$ 22,409	1.12	$ 8,880	1.24	$215,280	2.63
Average months to maturity	56		288		22		61	
Average months to maturity excluding pooled trust preferred securities							34	

(1) Our collateralized mortgage obligations are amortizing in nature. As such, the maturities presented in the table for these investment securities are average lives based on historical and estimated prepayment rates for the underlying mortgage collateral and were calculated using prepayment speeds based on the trailing three-month VPR (*Voluntary Prepayment Rate*), the trailing three-month CDR (*Conditional Default Rate*), and the trailing three-month severity.

(2) Our commercial mortgage-backed investment securities are amortizing in nature. As such, the maturities presented in the table for these investment securities are average lives based on contractual payment assumptions for the underlying collateral and were calculated using a 0% prepayment speed.

(3) Our GSE residential mortgage-backed securities are amortizing in nature. As such, the maturities presented in the table for these investment securities are average lives based on historical and estimated prepayment rates for the underlying mortgage collateral and were calculated using prepayment speeds based on the trailing three-month CPR (*Constant Prepayment Rate*).

(4) Our asset backed investment securities are amortizing in nature. As such, the maturities presented in the table are average lives based on the estimated prepayment rates for the underlying collateral. This portfolio includes $3.9 million classified as available-for-sale and $6.6 million as held-to-maturity.

(5) Our pooled trust preferred investment securities are floating rate securities indexed to 90 day LIBOR and adjust quarterly. The projected yields are calculated to the contractual maturity without any prepayment parameters.

(6) All of the state and municipal securities are held-to-maturity.

DEPOSITS

The following table sets forth the dollar amount of deposits and the percentage of total deposits in each deposit category offered at the dates indicated:

	December 31,					
	2012		2011		2010	
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)					
Checking accounts:						
Non-interest bearing	$ 107,670	11.1%	$ 96,321	9.9%	$ 90,315	9.5%
Interest-bearing	185,388	19.2	175,150	17.9	149,948	15.9
Money market accounts	182,001	18.9	192,593	19.7	177,566	18.8
Savings accounts	153,799	15.9	133,292	13.6	121,504	12.8
Core deposits	628,858	65.1	597,356	61.1	539,333	57.0
Certificate of deposit accounts	336,933	34.9	380,068	38.9	406,551	43.0
Total deposits	$ 965,791	100.0%	$ 977,424	100.0%	$ 945,884	100.0%

Total deposits during 2012 were positively impacted by an increase in core deposits of $31.5 million, or 5.3%, which were more than offset by a decrease in certificates of deposit totaling $43.1 million, or 11.3%, from December 31, 2011.

We continue to make progress on our strategic initiative to grow low-cost core deposits. During the first quarter of 2012, we initiated our HPC program targeting both retail and business clients. This direct mail marketing program represents a redirection and expansion of our marketing expense and is designed to attract a younger demographic, enhance growth in core deposits and related fee income, and provide additional cross-selling opportunities. During 2012, we incurred $801,000 of costs directly related to this new program, including direct mail costs, premium gifts, consulting fees, and collateral marketing materials, which resulted in an all-in direct acquisition cost of approximately $102 per checking account. Core deposits also benefited during 2012 from clients moving maturing certificates of deposit into money market and savings accounts due to the current low interest rate environment. Core deposits were also affected by our decision to review the pricing and cross-sell potential of our larger single-service deposit relationships, resulting in the decision to exit four relationships and a decrease of $42.0 million in core deposits since December 31, 2011. This decision enabled us to decrease our level of liquidity and improve our Tier 1 (core) capital ratios for the year ended 2012.

The decrease in certificates of deposit were a direct result of our disciplined pricing strategies which led to clients moving proceeds of maturing certificates into more liquid core deposit accounts during the current low interest rate environment.

At December 31, 2012, the aggregate amount of outstanding certificates of deposit greater than $100,000 was $108.3 million. The following table presents the maturity schedules of these certificate of deposit accounts at December 31, 2012:

	(Dollars in thousands)
3 months or less	$ 21,556
Over 3 months through 6 months	21,466
Over 6 months through 12 months	39,845
Over 12 months through 36 months	20,675
Over 36 months	4,714
	$ 108,256

In addition, we offer a repurchase sweep agreement (*Repo Sweep*) account which allows public entities and other business depositors to earn interest with respect to checking and savings deposit products offered. The depositor's excess funds are swept from a deposit account and are used to purchase an interest in investment securities that we own. The swept funds are not recorded as deposits and instead are classified as other short-term borrowed funds which generally provide a lower-cost funding alternative as compared to FHLB advances. At December 31, 2012, we had $11.1 million in Repo Sweeps compared to $14.3 million at December 31, 2011. The Repo Sweeps are included in the "Borrowed Funds" table and are treated as financings, and the obligations to repurchase investment securities sold are reflected as short-term borrowed funds. The investment securities underlying these Repo Sweeps continue to be reflected as assets.

BORROWED FUNDS

Borrowed funds consisted of the following at the dates indicated:

	December 31,			
	2012		2011	
	Amount	Weighted-Average Contractual Rate	Amount	Weighted-Average Contractual Rate
	(Dollars in thousands)			
Repo Sweeps	$ 11,053	.10%	$ 14,334	.20%
FHLB of Indianapolis advances	39,509	2.86	39,866	2.89
Total borrowed funds	$ 50,562	2.26	$ 54,200	2.18

At December 31, 2012 and 2011, the Bank had a line of credit with a large commercial bank with a maximum of $15.0 million in secured overnight federal funds availability at the federal funds market rate at the time of any borrowing. The Bank also has a borrowing relationship with the FRB discount window. These lines were not utilized during the years ended December 31, 2012 and 2011.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity, represented by cash and cash equivalents, is a product of operating, investing, and financing activities. Our primary sources of funds are:

- deposits and Repo Sweeps;
- scheduled payments of amortizing loans and mortgage-backed investment securities;
- prepayments and maturities of outstanding loans and mortgage-backed investment securities;
- maturities of investment securities and other short-term investments;
- funds provided from operations;
- federal funds lines of credit; and
- borrowed funds from the FHLB and FRB.

The Asset/Liability Management Committee is responsible for measuring and monitoring our liquidity profile. We manage our liquidity to ensure stable, reliable, and cost-effective sources of funds to satisfy demand for credit, deposit withdrawals, and investment opportunities. Our general approach to managing liquidity involves preparing a monthly "funding gap" report which forecasts cash inflows and cash outflows over various time horizons and rate scenarios to identify potential cash imbalances. We supplement our funding gap report with the monitoring of several liquidity ratios to assist in identifying any trends that may have an effect on available liquidity in future periods.

We maintain a contingency funding plan that outlines the process for addressing a liquidity crisis. The plan assigns specific roles and responsibilities for effectively managing liquidity through a problem period.

Scheduled payments from the amortization of loans, maturing investment securities, and short-term investments are relatively predictable sources of funds, while deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and competitive rate offerings.

At December 31, 2012, we had cash and cash equivalents of $134.7 million, an increase of $42.6 million, or 46.3%, from $92.1 million at December 31, 2011. The increase was mainly the result of proceeds received from sales, maturities, and paydowns of investment securities aggregating $109.7 million and sales of other real estate owned totaling $10.6 million which were partially offset by cash outflows related to $68.0 million of investment securities purchases and an $11.8 million decrease in deposit accounts due to management's proactive efforts to review the pricing and cross-sell potential of some of our larger single-service deposit relationships.

We use our sources of funds primarily to meet our ongoing commitments; fund loan commitments, maturing certificates of deposit, and savings withdrawals; and maintain an investment securities portfolio. We anticipate that we will continue to have sufficient funds to meet our current commitments.

The parent company's liquidity needs consist primarily of operating expenses and dividend payments to shareholders. The primary sources of liquidity are cash and cash equivalents and dividends from the Bank. We are prohibited from repurchasing shares and incurring any debt at the parent company without the prior approval of the FRB under our informal regulatory agreement.

Additionally, the Bank has been informed by the OCC that the Bank must obtain the prior approval of the OCC before paying dividends to the Company. Absent such restriction, OCC regulations provide various standards under which the Bank may declare and pay dividends to the parent company without prior approval. The dividends from the Bank are limited to the extent of its cumulative earnings for the year plus the net earnings (adjusted by prior distributions) of the prior two calendar years. At December 31, 2012, under current regulations, the Bank had no net earnings available for dividend declarations. At December 31, 2012, the parent company had $1.8 million in cash and cash equivalents. We do not anticipate that these restrictions will have a material adverse impact on our liquidity in the short-term. See also "Note 11. Shareholders' Equity and Regulatory Capital" in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" and "Item 1. Business – Regulation and Supervision of the Company and the Bank" of this Annual Report on Form 10-K for a further discussion of the Bank's ability to pay dividends.

Contractual Obligations

The following table presents our contractual obligations to third parties at December 31, 2012 by maturity:

	Payments Due by Period				
	One Year or Less	Over One through Three Years	Over Three through Five Years	Over Five Years	Total
	(Dollars in thousands)				
Certificates of deposit	$ 254,719	$ 68,013	$ 13,795	$ 406	$ 336,933
FHLB advances (1)	15,381	16,780	885	6,463	39,509
Short-term borrowed funds (2)	11,053	—	—	—	11,053
Service bureau contract	1,736	3,471	3,471	—	8,678
Operating leases	418	384	272	1,743	2,817
Dividends payable on common stock	109	—	—	—	109
	$ 283,416	$ 88,648	$ 18,423	$ 8,612	$ 399,099

(1) Does not include interest expense at the weighted-average contractual interest rate of 2.86% for the periods presented.
(2) Does not include interest expense at the weighted-average contractual interest rate of .10% for the periods presented.

See the "Borrowed Funds" section for further discussion surrounding FHLB advances. The operating lease obligations reflected above include the future minimum rental payments, by year, required under the lease terms for premises and equipment. Many of these leases contain renewal options, and certain leases provide options to purchase the leased property during or at the expiration of the lease period at specific prices. See also "Note 5. Office Properties and Equipment" in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for further discussion related to the operating leases.

Off-Balance-Sheet Obligations

We are party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our clients. These financial instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in our statement of condition. Our exposure to credit loss in the event of non-performance by the third-party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual notional amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments.

The following table details the amounts and expected maturities of significant commitments at December 31, 2012:

	One Year or Less	Over One through Three Years	Over Three through Five Years	Over Five Years	Total
			(Dollars in thousands)		
Commitments to extend credit:					
Commercial and industrial	$ 3,883	$ —	$ —	$ 12	$ 3,895
Commercial real estate:					
Owner occupied	6,875	135	—	—	7,010
Non-owner occupied	4,189	—	—	—	4,189
Multifamily	842	21	—	—	863
Commercial construction and land development	3,428	—	—	—	3,428
Commercial participations	—	—	—	—	—
Retail	3,275	—	—	—	3,275
Commitments to fund unused:					
Commercial business lines	44,269	4,549	—	—	48,818
Equity lines of credit	—	—	—	38,122	38,122
Construction loans	298	550	—	—	848
Consumer lines	121	—	—	—	121
Credit enhancements	2,075	—	4,249	8,512	14,836
Letters of credit	2,216	—	—	5	2,221
	$ 71,471	$ 5,255	$ 4,249	$ 46,651	$ 127,626

The commitments listed above do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon. Credit enhancements expire at various dates through 2018. Letters of credit expire at various dates through 2016.

We also have commitments to fund community investments through investments in various limited partnerships, which represent future cash outlays for the construction and development of properties for low-income housing, small business real estate, and historic tax credit projects that qualify under the CRA. These commitments include $376,000 to be funded over two years. The timing and amounts of these commitments are projected based upon the financing arrangements provided in each project's partnership agreement and could change due to variances in the construction schedule, project revisions, or the cancellation of the project. These commitments are not included in the commitment table above. See additional disclosures in "Note 13. Variable Interest Entities" in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Credit enhancements are related to the issuance by municipalities of taxable and nontaxable revenue bonds. The proceeds from the sale of such bonds are loaned to for-profit and not-for-profit companies for economic development projects. In order for the bonds to receive AAA ratings, which provide for a lower interest rate, the FHLB issues, in favor of the bond trustee, an Irrevocable Direct Pay Letter of Credit (*IDPLOC*) for our account. Since we, in accordance with the terms and conditions of a Reimbursement Agreement with the FHLB, would be required to reimburse the FHLB for draws against the IDPLOC, these facilities are analyzed, appraised, secured by real estate mortgages, and monitored as if we had funded the project initially.

Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to quantitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios set forth in the below table of total risk-based, tangible, and core capital, as defined in the regulations. In addition, in accordance with its most recent examination, the OCC established higher individual minimum capital ratios for the Bank. Specifically, the Bank must maintain a Tier 1 capital to adjusted total assets ratio of at least 8% and a total risk-based capital to risk-weighted assets ratio of at least 12%. At December 31, 2012, the Bank was deemed to be "well-capitalized" and in excess of the higher individual minimum capital requirements established for the Bank by the OCC.

The total amount of deferred tax assets not included for regulatory capital purposes was $9.0 million and $8.6 million, respectively, at December 31, 2012 and December 31, 2011. Determining the amount of deferred tax assets included or excluded in periodic regulatory capital calculations requires significant judgment when assessing a number of factors. In assessing the amount of the deferred tax assets includable in capital, we consider a number of relevant factors including the amount of deferred tax assets dependent on future taxable income, the amount of taxes that could be recovered through loss carrybacks, the reversal of temporary book/tax differences, projected future taxable income within one year, available tax planning strategies, and OCC limitations. Using all information available to us at each statement of condition date, these factors are reviewed and can and do vary from period to period.

The current regulatory capital requirements and the actual capital levels of the Bank at December 31, 2012 and December 31, 2011 are presented in the following table. There are no conditions or events that have occurred since December 31, 2012 that management believes have changed the Bank's category.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2012:						
Tangible capital to adjusted total assets	$ 99,279	8.81%	$ 16,896	>= 1.5%	$ 22,527	>= 2.0%
Tier 1 (core) capital to adjusted total assets	99,279	8.81	45,055	>= 4.0	56,319	>= 5.0
Tier 1 (core) capital to risk-weighted assets	99,279	12.81	31,008	>= 4.0	46,512	>= 6.0
Total capital to risk-weighted assets	109,000	14.06	62,016	>= 8.0	77,520	>= 10.0
As of December 31, 2011:						
Tangible capital to adjusted total assets	$ 94,502	8.26%	$ 17,151	>= 1.5%	$ 22,868	>= 2.0%
Tier 1 (core) capital to adjusted total assets	94,502	8.26	45,737	>= 4.0	57,171	>= 5.0
Tier 1 (core) capital to risk-weighted assets	94,502	11.40	33,168	>= 4.0	49,752	>= 6.0
Total capital to risk-weighted assets	104,892	12.65	66,336	>= 8.0	82,920	>= 10.0

The following table reflects the adjustments required to reconcile the Bank's shareholders' equity to the Bank's regulatory capital at December 31, 2012:

	Tangible	Tier 1 (Core)	Risk-Based
		(Dollars in thousands)	
Shareholders' equity of the Bank	$ 111,201	$ 111,201	$ 111,201
Disallowed deferred tax asset	(8,975)	(8,975)	(8,975)
Adjustment for unrealized gains on certain available-for-sale securities	(2,112)	(2,112)	(2,112)
Other	(835)	(835)	(835)
General allowance for loan losses	—	—	9,721
Regulatory capital of the Bank	$ 99,279	$ 99,279	$ 109,000
Total adjusted assets for Tangible and Tier 1 (core) capital purposes	$1,126,370	$1,126,370	
Total risk-weighted assets for risk-based capital purposes			$ 775,198

The increase in the Bank's regulatory capital ratios from December 31, 2011 is primarily a result of an increase in the Bank's shareholders' equity from net income for 2012 combined with a decrease in total risk-weighted assets due to a decrease in 20% risk-weighted mortgage backed securities and a decrease in 100% risk-weighted loans.

In June 2012, the FRB and other federal banking agencies issued three joint notices of proposed rulemakings (*Basel III*) that would revise each agency's risk-based and leverage capital requirements consistent with agreements reached by the Basel Committee on Banking Supervision, including implementation of a new common equity Tier 1 minimum capital requirement and a higher minimum Tier 1 capital requirement. In addition, the Basel III rulemakings propose to apply limits on a binding organization's capital distributions and certain discretionary bonus payments if the banking organization does not hold a specified "buffer" of common equity Tier 1 capital in addition to the minimum risk-based capital requirements. The Basel III rulemakings also would revise the agencies' prompt corrective action framework by incorporating the new regulatory capital minimums and updating the definition of tangible common equity. Until the Basel III rulemakings are finalized, we cannot predict the impact that such proposals, once implemented, would have upon the financial condition or results of operations of the Company or the Bank.

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with U.S. GAAP, which require the measurement of financial position and operating results generally in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. Monetary items, such as cash, loans, and deposits, are those assets and liabilities which are or will be converted into a fixed number of dollars regardless of changes in prices. As a result, changes in interest rates generally have a more significant impact on a financial institution's performance than general inflation. Over short periods of time, interest rates may not necessarily move in the same direction or of the same magnitude as inflation.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk is considered to be interest rate risk. Interest rate risk on our balance sheet arises from the maturity mismatch of interest-earning assets versus interest-bearing liabilities, as well as the potential for maturities to shorten or lengthen on our interest-earning assets, and to a lesser extent on our interest-bearing liabilities due to the exercise of options. The most common of these are prepayment options on mortgage loans and commercial mortgage-backed securities, and to a lesser extent rate jump features in certain of our certificates of deposit. Management's goal, through policies established by the Asset/Liability Management Committee of the Bank's Board of Directors (*ALCO*), is to maximize net interest income while achieving adequate returns on equity capital and managing our balance sheet within the established interest rate risk policy limits prescribed by the ALCO.

We maintain a comprehensive integrated Asset/Liability Management Policy that establishes written guidelines for the asset/liability management function, including the management of net interest margin, interest rate risk, investment security purchases, liquidity, and contingency funding plans. The Asset/Liability Management Policy falls under the authority of the Board of Directors which in turn assigns its formulation, revision, and administration to the ALCO. The ALCO schedules monthly meetings and consists of certain senior officers and one outside director. The results of the meetings are reported to the Board of Directors. The primary duties of the ALCO are to develop reports and establish procedures to measure and monitor interest rate risk, verify compliance with Board approved interest rate risk tolerance limits, take appropriate actions to mitigate those risks, monitor and discuss the status and results of implemented strategies and tactics, monitor our capital position, review the current and prospective liquidity positions, and monitor alternative funding sources. The policy requires management to measure overall interest rate risk exposure using Net Present Value analysis and earnings-at-risk analysis.

We use Net Portfolio Value Analysis as the primary measurement of our interest rate risk. We measure our interest rate risk assuming various increases and decreases in general interest rates and their effect on our market value of portfolio equity. The Board of Directors has established limits to changes in Net Portfolio Value (*NPV*), (including limits regarding the change in net interest income discussed below), across a range of hypothetical interest rate changes. If estimated changes to NPV and net interest income are not within these limits, the Board may direct management to adjust its asset/liability mix to bring its interest rate risk within Board limits. NPV is computed as the difference between the market value of assets and the market value of liabilities, adjusted for the value of off-balance-sheet items.

At September 30, 2012, we began reporting IRR results based on output from our internal IRR model implemented during 2012. The goals of bringing the third-party IRR model in-house were: to increase the ability to model multiple scenarios and on a more timely basis; to improve securities cash flow projections and shocked economic values for securities; and to allow for improved modeling for rate caps and floors on individual loans, investments, or deposits.

NPV measures our IRR by calculating the estimated change in NPV of our cash flows from interest-sensitive assets and liabilities, as well as certain off-balance sheet items, in the event of a shock in interest rates ranging down 100 to up 300 basis points. The following table shows the change in NPV applying the various instantaneous rate shocks to the Bank's interest-earning assets and interest-bearing liabilities as of December 31, 2012 and 2011:

	Net Portfolio Value At December 31,					
	2012			**2011**		
	$ Amount	**$ Change**	**% Change**	**$ Amount**	**$ Change**	**% Change**
	(Dollars in thousands)					
Assumed Change in Interest Rates (Basis Points):						
+ 300	$ 128,789	$ 7,244	6.0%	$ 128,623	$ 18,838	17.2%
+ 200	127,834	6,289	5.2	125,450	15,665	14.3
+ 100	125,419	3,874	3.2	119,804	10,019	9.1
0	121,545	—	—	109,785	—	—
- 100	117,995	(3,550)	(2.9)	95,325	(14,460)	(13.2)

The increase in the base NPV at December 31, 2012 compared to December 31, 2011 was primarily due to longer estimated durations on non-maturity deposits.

Our reported earnings-at-risk analysis models the impact of instantaneous parallel shifts in yield curve changes in interest rates (assuming interest rates rise and fall in increments of 100 basis points), on anticipated net interest income over a twelve-month horizon. These models are modeling underlying cash flows in each of our interest-sensitive portfolios under these changing rate environments. This includes adjusting anticipated prepayments as well as modeling anticipated changes in interest rates paid on core deposit accounts, whose rates do not necessarily move in any relationship to movements in U.S. Treasury rates. We compare these results to our results assuming flat interest rates.

The following table presents the projected changes in net interest income over a twelve-month period for the various interest rate change (rate shock) scenarios at December 31, 2012 and 2011, respectively:

	Change in Net Interest Income Over a Twelve-Month Period			
	December 31,			
	2012		**2011**	
	$ Change	**% Change**	**$ Change**	**% Change**
	(Dollars in thousands)			
Assumed Change in Interest Rates (Basis Points):				
+ 300	$ 3,685	11.5%	$ 1,008	2.8%
+ 200	2,402	7.5	678	1.9
+ 100	1,004	3.1	297	.8
- 100	39	.1	155	.4

The table above indicates that if interest rates were to move up 100 basis points, net interest income would be expected to increase 3.1% in year one; and if interest rates were to move down 100 basis points, net interest income would be expected to remain stable in year one. The primary causes for the changes in net interest income over the twelve-month period were a result of the changes in the composition of interest-earning assets and interest-bearing liabilities, their repricing characteristics and frequencies, and related interest rates. The net interest income projections for the rising interest rate scenarios have improved since December 31, 2011 as the Bank has $55.0 million of higher balances in interest-earning deposits with banks that would reprice immediately, a higher percentage of its investment portfolio in floating rate securities, less long term fixed-rate one-to-four family residential mortgages, and $31.5 million of additional low-cost core deposits, which represents 65.1% of deposits at December 31, 2012 versus 61.1% at December 31, 2011. Actual results will differ from the above model results due to timing, magnitude, and frequency of interest rate changes, as well as changes in market conditions and management strategies. The table above does not reflect any actions we might take in response to changes in interest rates.

We manage our IRR position by holding assets with various desired IRR characteristics, implementing certain pricing strategies for loans and deposits, and implementing various investment securities portfolio strategies. On a quarterly basis, the ALCO reviews the calculations of all IRR measures for compliance with the Board approved tolerance limits. At December 31, 2012, we were in compliance with all of our tolerance limits.

The above IRR analyses include the assets and liabilities of the Bank only. Inclusion of the parent company assets and liabilities would not have a material impact on the results presented.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Shareholders
CFS Bancorp, Inc.
Munster, Indiana

We have audited the accompanying consolidated statements of condition of CFS Bancorp, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CFS Bancorp, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Indianapolis, Indiana
March 4, 2013

CFS BANCORP, INC.

Consolidated Statements of Condition

	December 31, 2012	December 31, 2011
	(Dollars in thousands)	
ASSETS		
Cash and amounts due from depository institutions	$ 20,577	$ 32,982
Interest-earning deposits with banks	114,122	59,090
Cash and cash equivalents	134,699	92,072
Investment securities available-for-sale, at fair value	203,290	234,381
Investment securities held-to-maturity, at cost	15,458	16,371
Loans receivable, net of deferred fees	692,267	711,226
Allowance for loan losses	(12,185)	(12,424)
Net loans	680,082	698,802
Loans held for sale	1,509	1,124
Federal Home Loan Bank stock, at cost	6,188	6,188
Bank-owned life insurance	36,604	36,275
Accrued interest receivable	2,528	3,011
Other real estate owned	23,347	19,091
Office properties and equipment	15,768	17,539
Net deferred tax assets	11,302	16,273
Other assets	7,334	7,823
Total assets	$ 1,138,109	$ 1,148,950
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits	$ 965,791	$ 977,424
Borrowed funds	50,562	54,200
Advance payments by borrowers for taxes and insurance	4,734	4,275
Other liabilities	5,200	9,803
Total liabilities	1,026,287	1,045,702
Commitments and contingencies (See Note 12)		
Shareholders' equity:		
Preferred stock, $.01 par value; 15,000,000 shares authorized	—	—
Common stock, $.01 par value; 85,000,000 shares authorized; 23,423,306 shares issued; 10,874,687 and 10,874,668 shares outstanding	234	234
Additional paid-in capital	187,260	187,030
Retained earnings	76,914	72,683
Treasury stock, at cost; 12,548,619 and 12,548,638 shares	(154,698)	(154,773)
Accumulated other comprehensive income (loss), net of tax	2,112	(1,926)
Total shareholders' equity	111,822	103,248
Total liabilities and shareholders' equity	$ 1,138,109	$ 1,148,950

See accompanying Notes to Consolidated Financial Statements.

CFS BANCORP, INC.

Consolidated Statements of Operations

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands except per share data)		
Interest income:			
Loans receivable	$ 33,049	$ 35,315	$ 37,682
Investment securities	7,889	7,894	8,605
Other interest-earning assets	394	495	483
Total interest income	41,332	43,704	46,770
Interest expense:			
Deposits	4,794	6,736	8,374
Borrowed funds	1,180	1,117	1,813
Total interest expense	5,974	7,853	10,187
Net interest income	35,358	35,851	36,583
Provision for loan losses	4,210	17,114	3,877
Net interest income after provision for loan losses	31,148	18,737	32,706
Non-interest income:			
Deposit related fees	6,355	6,278	6,354
Net gain (loss) on sale of:			
Investment securities	1,509	1,715	689
Loans held for sale	1,071	330	178
Other real estate owned	840	2,562	(154)
Income from bank-owned life insurance	1,080	812	893
Other income	1,154	1,154	1,276
Total non-interest income	12,009	12,851	9,236
Non-interest expense:			
Compensation and employee benefits	17,677	19,423	18,705
Net occupancy expense	2,756	2,818	2,832
FDIC insurance premiums and regulatory assessments	1,927	2,121	2,551
Data processing	1,828	1,740	1,754
Furniture and equipment expense	1,778	1,802	1,973
Marketing	1,362	914	781
Professional fees	1,039	1,385	2,283
Other real estate owned related expense, net	2,510	4,123	1,483
Loan collection expense	730	714	638
Severance and early retirement expense	876	1,375	545
Other general and administrative expenses	4,317	4,702	4,230
Total non-interest expense	36,800	41,117	37,775
Income (loss) before income tax expense	6,357	(9,529)	4,167
Income tax expense	1,692	945	707
Net income (loss)	$ 4,665	$ (10,474)	$ 3,460
Per share data:			
Basic earnings (loss) per share	$ .43	$ (.98)	$ .33
Diluted earnings (loss) per share	.43	(.98)	.32
Cash dividends declared per share	.04	.04	.04
Weighted-average common and common share equivalents outstanding:			
Basic	10,737,804	10,684,133	10,635,939
Diluted	10,794,974	10,740,602	10,705,814

See accompanying Notes to Consolidated Financial Statements.

CFS BANCORP, INC.

Consolidated Statements of Comprehensive Income (Loss)

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Net income (loss)	$ 4,665	$ (10,474)	$ 3,460
Other comprehensive income (loss):			
Unrealized holding gains (losses) arising during the period related to investment securities available-for-sale:			
Unrealized net gains (losses)	8,093	3,381	(358)
Related income tax (expense) benefit	(3,120)	(1,257)	173
Net unrealized gains (losses)	4,973	2,124	(185)
Less: reclassification adjustment for net gains realized during the period on investment securities available-for-sale:			
Realized net gains	1,509	1,715	689
Related income tax expense	(574)	(615)	(238)
Net realized gains	935	1,100	451
Other comprehensive income (loss)	4,038	1,024	(636)
Comprehensive income (loss)	$ 8,703	$ (9,450)	$ 2,824

See accompanying Notes to Consolidated Financial Statements.

CFS BANCORP, INC.

Consolidated Statements of Changes in Shareholders' Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
			(Dollars in thousands)			
Balance, December 31, 2009	$ 234	$ 188,930	$ 80,564	$ (157,041)	$ (2,314)	$ 110,373
Net income	—	—	3,460	—	—	3,460
Other comprehensive loss	—	—	—	—	(636)	(636)
Net distribution of Rabbi Trust shares	—	(447)	—	447	—	—
Forfeiture of restricted stock awards	—	433	4	(433)	—	4
Vesting of restricted stock awards	—	163	—	—	—	163
Grants of restricted stock awards	—	(484)	—	484	—	—
Reclassification of treasury stock issuances of restricted stock at average cost	—	(1,431)	—	1,431	—	—
Dividends declared on common stock ($.04 per share)	—	—	(436)	—	—	(436)
Balance, December 31, 2010	234	187,164	83,592	(155,112)	(2,950)	112,928
Net loss	—	—	(10,474)	—	—	(10,474)
Other comprehensive income	—	—	—	—	1,024	1,024
Net distribution of Rabbi Trust shares	—	(120)	—	120	—	—
Forfeiture of restricted stock awards	—	453	2	(453)	—	2
Vesting of restricted stock awards	—	205	—	—	—	205
Grants of restricted stock awards	—	(672)	—	672	—	—
Dividends declared on common stock ($.04 per share)	—	—	(437)	—	—	(437)
Balance, December 31, 2011	234	187,030	72,683	(154,773)	(1,926)	103,248
Net income	—	—	4,665	—	—	4,665
Other comprehensive income	—	—	—	—	4,038	4,038
Net distribution of Rabbi Trust shares	—	(129)	—	129	—	—
Amortization of stock based compensation	—	13	—	—	—	13
Forfeiture of restricted stock awards	—	618	3	(618)	—	3
Vesting of restricted stock awards	—	318	—	(26)	—	292
Grants of restricted stock awards	—	(590)	—	590	—	—
Dividends declared on common stock ($.04 per share)	—	—	(437)	—	—	(437)
Balance, December 31, 2012	$ 234	$ 187,260	$ 76,914	$ (154,698)	$ 2,112	$ 111,822

See accompanying Notes to Consolidated Financial Statements.

CFS BANCORP, INC.

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
OPERATING ACTIVITIES:			
Net income (loss)	$ 4,665	$ (10,474)	$ 3,460
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for loan losses	4,210	17,114	3,877
Depreciation and amortization	1,456	1,496	1,584
Net discount accretion on investment securities available-for-sale	(1,718)	(76)	(524)
Net premium amortization on investment securities held-to-maturity	127	157	195
Net (gain) loss on sale of:			
Investment securities	(1,509)	(1,715)	(689)
Loans held for sale	(1,071)	(330)	(178)
Other real estate owned	(840)	(2,562)	154
Properties and equipment	(8)	—	—
Writedowns on other real estate owned	2,009	2,825	762
Writedowns on transfer of future branch sites to other real state owned	—	396	—
Writedowns on construction in process	77	413	—
Deferred income tax expense	2,330	945	524
Amortization of cost of stock benefit plans	305	205	163
Proceeds from sale of loans held for sale	54,773	15,996	5,967
Origination of loans held for sale	(53,278)	(16,684)	(5,607)
Increase in cash surrender value of bank-owned life insurance	(1,080)	(812)	(893)
Net change in other assets and liabilities	(3,243)	7,851	83
Net cash flows provided by operating activities	7,205	14,745	8,878
INVESTING ACTIVITIES:			
Proceeds from sale of:			
Investment securities, available-for-sale	42,839	53,113	27,849
Other real estate owned	10,586	13,938	3,365
Properties and equipment	34	—	—
Loan participations	—	2,088	5,125
Proceeds from maturities and paydowns of:			
Investment securities, available-for-sale	62,139	48,184	84,740
Investment securities, held-to-maturity	4,726	4,613	2,806
Redemption of Federal Home Loan Bank stock	—	14,095	3,662
Purchases of:			
Investment securities, available-for-sale	(64,074)	(135,121)	(120,744)
Investment securities, held-to-maturity	(3,940)	(3,940)	(15,202)
Properties and equipment	(747)	(491)	(1,666)
Net change in loans receivable	(1,456)	(12,210)	889
Proceeds from bank-owned life insurance	751	—	—
Net cash flows provided by (used for) investing activities	50,858	(15,731)	(9,176)
FINANCING ACTIVITIES:			
Net increase (decrease) in:			
Deposit accounts	(11,820)	31,434	96,022
Advance payments by borrowers for taxes and insurance	459	(343)	296
Short-term borrowed funds	(3,281)	982	(10,947)
Proceeds from Federal Home Loan Bank advances	—	15,000	18,000
Repayments of Federal Home Loan Bank advances	(357)	(15,332)	(65,311)
Dividends paid on common stock	(437)	(437)	(436)
Net cash flows provided by (used for) financing activities	(15,436)	31,304	37,624
Increase in cash and cash equivalents	42,627	30,318	37,326
Cash and cash equivalents at beginning of year	92,072	61,754	24,428
Cash and cash equivalents at end of year	$ 134,699	$ 92,072	$ 61,754
Supplemental disclosures:			
Loans and land transferred to other real estate owned	$ 16,001	$ 10,764	$ 17,363
Cash paid for interest on deposits	4,814	6,735	8,381
Cash paid for interest on borrowed funds	1,182	1,134	1,845
Cash paid for income taxes	—	550	1,075

See accompanying Notes to Consolidated Financial Statements.

CFS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

CFS Bancorp, Inc. (including its consolidated subsidiaries, *the Company*) is incorporated under the laws of the State of Indiana and is the holding company for Citizens Financial Bank (*the Bank*). The Company and the Bank are headquartered in Munster, Indiana. The Bank is a federal savings bank offering a full range of financial services to clients who are primarily located in Northwest Indiana and Cook and DuPage counties in Illinois. The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits to originate consumer, residential, and commercial loans, with commercial loans focused primarily on commercial and industrial loans with closely held companies and owner occupied commercial real estate.

Principles of Consolidation

The consolidated financial statements include the accounts and transactions of the Company and one wholly-owned subsidiary, the Bank. During 2012, the Bank had two active subsidiaries, CFS Holdings, Ltd., and WHCC, LLC. CFS Holdings, Ltd. was funded through a portion of the Bank's investment securities and performed investment securities activities for the Bank until its dissolution on December 1, 2012. WHCC, LLC began operations in 2011 as a land development subsidiary to hold other real estate owned land. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles (*U.S. GAAP*) requires management to make estimates, judgments, or assumptions that could have a material effect on the carrying value of certain assets and liabilities. These estimates, judgments, and assumptions affect the amounts reported in the consolidated financial statements and the disclosures provided. The determination of the allowance for loan losses, the accounting for income tax expense, and the determination of fair values of financial instruments are highly dependent on management's estimates, judgments, and assumptions where changes in any of those could have a significant impact on the financial statements.

Cash Flows

Cash and cash equivalents include cash, non-interest and interest-bearing deposits in other financial institutions with terms of less than 90 days, and federal funds sold. Generally, federal funds sold are purchased and sold for one-day periods. Net cash flows are reported for client loan and deposit transactions, interest-bearing deposits in other financial institutions, and federal funds sold.

Restrictions on Cash

Cash on hand or on deposit with the Federal Reserve Bank (*FRB*) of $713,000 and $749,000 was required to be maintained in order to meet regulatory reserve and clearing requirements as of December 31, 2012 and 2011, respectively.

Effective July 2010, the Federal Deposit Insurance Corporation's (*FDIC)* limit on deposit insurance increased permanently to $250,000 for interest-earning deposit accounts. In addition, the FDIC fully insured all non-interest earning deposit accounts held at all FDIC-insured institutions beginning December 31, 2010 through December 31, 2012, when the legislation expired. Beginning January 1, 2013, non-interest earning deposit accounts are subject to the $250,000 limit on FDIC insurance per covered institution. At December 31, 2012 and 2011, the Company had approximately $113.9 million and $58.8 million, respectively, on deposit with the FRB and the Federal Home Loan Bank (*FHLB*) of Indianapolis which are not insured by the FDIC. At December 31, 2012 and 2011, the Company did not have any interest-earning deposit accounts in other institutions that exceeded federally insured limits.

Investment Securities

Under Accounting Standards Codification (*ASC*) 320-10, *Investments – Debt and Equity Securities,* investment securities must be classified as held-to-maturity, available-for-sale, or trading. Management determines the appropriate classification at the time of purchase. The classification of investment securities is significant since it directly impacts the accounting for unrealized gains and losses on securities. Debt securities are classified as held-to-maturity and carried at amortized cost when the Company has the intent and ability to hold the securities to maturity. Investment securities not classified as held-to-maturity are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income and do not affect earnings until realized. Investment in FHLB stock is carried at cost. The Company has no trading account investment securities.

Interest income includes amortization/accretion of purchase premiums or discounts. The amortized cost of debt investment securities is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-related securities, over the estimated life of the security using the level-yield method. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

The fair values of the Company's investment securities are generally determined by reference to quoted prices from reliable independent sources utilizing observable inputs. Certain of the fair values of investment securities are determined using models whose significant value drivers or assumptions are unobservable and are significant to the fair value of the investment securities. These models are utilized when quoted prices are not available for certain investment securities or in markets where trading activity has slowed or ceased. When quoted prices are not available and are not provided by third-party pricing services, management's judgment is necessary to determine fair value. As such, fair value is determined using discounted cash flow analysis models, incorporating default rates, estimation of prepayment characteristics, and implied volatilities.

The Company evaluates all the securities in its investment securities portfolio on a quarterly basis, and more frequently when economic conditions warrant additional evaluations, to determine if an other-than-temporary impairment (*OTTI*) exists pursuant to guidelines established in ASC 320-10. In evaluating for possible impairment, consideration is given to many factors including the length of time and the extent to which the fair value has been less than cost, whether the market decline was affected by macroeconomic conditions, the financial condition and near-term prospects of the issuer, and the Company's ability and intent to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, the Company may consider whether the investment securities are issued by the federal government or its agencies or government sponsored agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

If management determines that an investment experienced an OTTI, management must then determine the amount of the OTTI to be recognized in earnings. If management does not intend to sell the investment security and it is more likely than not that the Company will not be required to sell the investment security before recovery of its amortized cost basis less any current period loss, the OTTI will be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the OTTI related to other factors will be recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings will become the new amortized cost basis of the investment. If management intends to sell the investment security or it is more likely than not the Company will be required to sell the investment security before recovery of its amortized cost basis less any current period credit loss, the OTTI will be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. Any recoveries related to the value of these investment securities are recorded as an unrealized gain (as other comprehensive income [loss] in shareholders' equity) and not recognized in income until the investment security is ultimately sold. From time to time, management may dispose of an impaired investment security in response to asset/liability management decisions, market movements, business plan changes, or if the net proceeds can be reinvested at a rate of return that is expected to recover the loss within a reasonable period of time.

Loans

Loans that the Company has the ability and intent to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and portions charged-off. Interest income on loans is accrued on the active unpaid principal balance. Loans held for sale, if any, are carried at the lower of aggregate cost or estimated market value.

Interest income is generally not accrued on loans which are delinquent 90 days or more, or on loans which management believes, after giving consideration to a number of factors, including economic and business conditions and collection efforts, collection of interest is doubtful. In all cases, loans are placed on non-accrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest subsequently received on such loans is accounted for by using the cost-recovery basis for commercial loans and the cash-basis for retail loans until qualifying for return to accrual status.

Commercial loans are generally placed on non-accrual once they become 90 days past due. Management reviews all current financial information of the borrower(s) and guarantor(s) and action plans to bring the loan current before determining if the loan should be placed on non-accrual. Management requires appropriate justification to maintain a commercial loan on accrual status once 90 days past due. Occasionally commercial loans are placed on non-accrual status before the loan becomes significantly past due if current information indicates that future repayment of principal and interest may be questionable.

Commercial loans are returned to accrual status only when the loan has been in compliance with its contractual terms for a minimum of six months. A detailed analysis of the borrower and any guarantor's ability to service the loan is completed and must meet the Company's underwriting standards and conform to Company policy before the loan can be returned to accrual status.

Retail loans are returned to accrual status primarily based on the payment status of the loan. A retail loan is automatically placed on non-accrual status immediately upon becoming 90 days past due. The loan remains on non-accrual status, with interest income recognized on a cash basis when a payment is made, until the loan is paid current. Once current, the loan is automatically returned to accrual status. If management identifies other information that indicates future repayment of the loan balance and interest may still be questionable, the loan may be moved to non-accrual status until management determines otherwise.

Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment of the related loan's yield over the contractual life of the related loans. Remaining deferred loan fees and costs are reflected in interest income upon sale or repayment of the loan.

Allowance for Loan Losses

The Company maintains an allowance for loan losses at a level management believes is appropriate to absorb credit losses inherent in the loan portfolio. The allowance for loan losses represents the Company's estimate of probable incurred losses in the loan portfolio at each statement of condition date and is based on management's review of currently available relevant information.

The first component of the allowance for loan losses contains allocations for probable incurred losses that management has identified relating to impaired loans pursuant to ASC 310-10, *Receivables.* The Company individually evaluates for impairment all loans classified substandard and over $375,000 to enable management to identify potential losses over a larger cross section of the loan portfolio. For all portfolio segments, loans are considered impaired when, based on current information and events, it is probable that the borrower will not be able to fulfill its obligation according to the contractual terms of the loan agreement. The impairment loss, if any, is generally measured based on the present value of expected cash flows discounted at the loan's effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price, or the fair value of the collateral, if the loan is collateral-dependent. A loan is considered collateral-dependent when the repayment of the loan will be provided solely by the underlying collateral and there are no other available and reliable sources of repayment. If management determines a loan is collateral-dependent, management will charge-off any identified collateral shortfall against the allowance for loan losses.

If foreclosure is probable, management is required to measure the impairment based on the fair value of the collateral. The fair value of the collateral is generally obtained from the evaluation of the collateral, and one of the methods of evaluation is an independent third-party appraisal. When current appraisals are not available, management utilizes other evaluation methods to estimate the fair value of the collateral giving consideration to several factors. These factors include for real estate properties the price at which an individual unit or unit(s) could be sold in the current market, the period of time over which the unit(s) would be sold, the estimated cost to complete the unit(s), the risks associated with completing and selling the unit(s), the required return on the investment a potential acquirer may have, and the current market interest rates. The analysis of each loan involves a high degree of judgment in estimating the amount of the loss associated with the loan, including the estimation of the amount and timing of future cash flows and collateral values.

The second component of the Company's allowance for loan losses contains allocations for probable incurred losses within various pools of loans with similar characteristics pursuant to ASC 450-20, *Contingencies: Loss Contingencies.* This component is based in part on certain loss factors applied to various stratified loan pools excluding loans evaluated individually for impairment. In determining the appropriate loss factors for these loan pools, management considers historical charge-offs and recoveries; levels of and trends in delinquencies, impaired loans, and other classified loans; concentrations of credit within the commercial loan portfolios; volume and type of lending; and current and anticipated economic conditions. The Company's historical charge-offs are determined by evaluating the net charge-offs over the most recent eight quarters, including the current quarter. Prior to the fourth quarter of 2010, the Company evaluated its net charge-offs by using the four calendar years preceding the current year.

Loan losses are charged-off against the allowance when the loan balance or a portion of the loan balance is no longer covered by the repayment capacity of the borrower based on an evaluation of available and projected cash resources and collateral value. Recoveries of amounts previously charged-off are credited to the allowance. Management assesses the appropriateness of the allowance for loan losses on a quarterly basis and adjusts the allowance by recording a provision for loan losses in an amount sufficient to maintain the allowance at a level deemed appropriate by management. The evaluation of the appropriateness of the allowance for loan losses is inherently subjective as it requires estimates that are susceptible to significant revision as additional information becomes available or as future events occur. To the extent that actual outcomes differ from management estimates, an additional provision for loan losses could be required which could adversely affect earnings or the Company's financial position in future periods.

Prior to the quarter ended December 31, 2010, the allowance was calculated using a static four-year historical net charge-off factor for each regulatory reporting loan category without segregation of purchased participation loans. At December 31, 2010, management determined that a rolling eight-quarter loss history ending with the current quarter was more indicative of the current inherent losses in the loan portfolio at December 31, 2010 and more consistent with trends in the banking industry. In addition, the purchased participation loans were segregated as a separate loan category. These changes in the allowance methodology resulted in a reduction in the historical loss factor percentages applied to most of the directly originated loan portfolio categories and a larger historical loss factor percentage applied to the purchased participation portfolio. The net effect of these changes was a decrease in the provision and the allowance for loan losses at December 31, 2010 of $1.2 million. The effect of the change in the methodology on the provision for loan losses for the year ended December 31, 2011 from the year ended December 31, 2010 was deemed to be immaterial.

Bank-Owned Life Insurance

Bank-owned life insurance (*BOLI*) represents life insurance on the lives of certain Company officers and employees or former officers and employees on which the Company is beneficiary. These policies are recorded as an asset on the consolidated statements of financial condition at their cash surrender value, the amount that could be realized currently. The change in cash surrender value and insurance proceeds received are recorded as BOLI income in the consolidated statements of operations in non-interest income and are not subject to income taxes.

Other Real Estate Owned

Other real estate owned is comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure, loans identified as in-substance foreclosures, and properties identified as potential future branch sites for which construction has not begun within the regulatory guideline of three years. A loan is classified as an in-substance foreclosure when the Company has taken possession of the collateral regardless of whether formal foreclosure proceedings have taken place. Other real estate owned is initially recorded at fair value less estimated selling costs, with any resulting writedown charged to the allowance for loan losses. Valuations are periodically performed by management, with any subsequent declines in estimated fair value charged to other real estate owned related expense.

Office Properties and Equipment

Land is carried at cost. Office properties and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 30 to 40 years. Furniture, fixtures, and equipment are depreciated using the straight-line method with useful lives ranging from two to 15 years. Leasehold improvements are amortized over the life of the lease.

Long-Term Assets

Office properties and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value with the loss recorded in other non-interest expense.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit issued to meet client's financing needs. The face amount for these items represents the exposure to loss, before considering the client's collateral or their ability to repay. These financial instruments are recorded when they are funded.

Share-Based Compensation

The Company accounts for its share-based compensation plans in accordance with ASC 718-10, *Compensation – Stock Based Compensation*. ASC 718-10 addresses all forms of share-based payment awards, including shares under employee stock purchase plans, stock options, restricted stock, and stock appreciation rights. ASC 718-10 requires all share-based payments to be recognized as expense, based upon their fair values, in the financial statements over the vesting period of the awards. For additional details on the Company's share-based compensation plans and related disclosures, see Note 9 to the consolidated financial statements.

Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. The Company recognizes interest and penalties on income taxes as a component of income tax expense. With a few exceptions, the Company is no longer subject to U.S. federal, state, and local or non-U.S. income tax examinations by tax authorities for years before 2007.

The provision for income taxes is based upon income in the consolidated financial statements, rather than amounts reported on the Company's tax return. Deferred income taxes are provided for all significant items of income and expense that are recognized in different periods for financial reporting purposes and income tax reporting purposes. The asset and liability approach is used for the financial accounting and reporting of income taxes. This approach requires companies to take into account changes in the tax rates when valuing the deferred income tax accounts recorded on the consolidated statement of financial condition. In addition, it provides that a deferred tax liability or asset shall be recognized for the estimated future tax effects attributable to "temporary differences." Temporary differences include differences between financial statement income and tax return income which are expected to reverse in future periods as well as differences between tax bases of assets and liabilities and their amounts for financial reporting purposes which are also expected to be settled in future periods. To the extent a deferred tax asset is established which is not more likely than not to be realized, a valuation allowance shall be established against such asset. Deferred tax assets are recognized for net operating losses that expire between 2019 and 2031 because the benefit is more likely than not to be realized.

Positions taken in the Company's tax returns may be subject to challenge by the taxing authorities upon examination. The benefit of an uncertain tax position is initially recognized in the financial statements only when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are both initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the tax authority, assuming full knowledge of the position and all relevant facts. Differences between the Company's position and the position of tax authorities could result in a reduction of a tax benefit or an increase to a tax liability, which could adversely affect its future income tax expense.

Earnings Per Share

Basic earnings per common share (*EPS*) is computed by dividing net income by the weighted-average number of common shares outstanding during the year. Restricted stock shares which have not vested, and shares held in Rabbi Trust accounts are not considered to be outstanding for purposes of calculating basic EPS. Diluted EPS is computed by dividing net income by the average number of common shares outstanding during the year and includes the dilutive effect of stock options, unearned restricted stock awards, and treasury shares held in Rabbi Trust accounts pursuant to deferred compensation plans. The dilutive effect of these items is not considered when the Company is in a net loss position because it would be anti-dilutive. The dilutive common stock equivalents are computed based on the treasury stock method using the average market price for the year.

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands except per share data)		
Net income (loss)	$ 4,665	$ (10,474)	$ 3,460
Weighted-average common shares:			
Outstanding	10,737,804	10,684,133	10,635,939
Equivalents (1)	57,170	56,469	69,875
Total	10,794,974	10,740,602	10,705,814
Earnings (loss) per share:			
Basic	$ .43	$ (.98)	$ .33
Diluted	.43	(.98)	.32
Number of anti-dilutive stock options excluded from the diluted earnings (loss) per share calculation	406,691	548,794	673,940
Weighted-average exercise price of anti-dilutive option shares	$ 14.07	$ 13.86	$ 13.39

(1) Assumes exercise of dilutive stock options, a portion of the unearned restricted stock awards, and treasury shares held in Rabbi Trust accounts.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on investment securities available-for-sale, which are also recognized as separate components of equity.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (*FASB*) issued Accounting Standards Update (*ASU*) No. 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*. This ASU amends the information to be provided about amounts reclassified out of accumulated other comprehensive income by component. The ASU requires entities to present information either on the face of the statement of operations or in the notes to the financial statements about significant amounts that were reclassified out of accumulated other comprehensive income depending upon the appropriate U.S. GAAP accounting treatment. For public companies, the ASU is effective prospectively for reporting periods beginning after December 15, 2013 with early adoption permitted. This ASU impacts disclosures only, and it will have no impact on the Company's financial condition or results of operations.

In January 2013, the FASB issued ASU No. 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*. This ASU clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including certain bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions. The ASU is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods with retrospective disclosure for all comparative periods presented. This ASU impacts disclosures only, and it will have no impact on the Company's financial condition or results of operations.

In October 2012, the FASB issued ASU 2012-04, *Technical Corrections and Improvements*. The amendments in this ASU make technical corrections, clarifications, and limited-scope improvements to various topics throughout the Accounting Standards Codification. These amendments are presented in two sections: Technical Corrections and Improvements and Conforming Amendments Related to Fair Value Measurements. The amendments in this ASU that will not have transition guidance will be effective upon issuance for both public and nonpublic entities. For public entities, the amendments that are subject to the transition guidance are effective for fiscal periods beginning after December 15, 2012. The Company adopted this ASU effective December 31, 2012 with no material effect on its financial condition or results of operations.

In October 2012, the FASB issued ASU 2012-03, *Technical Amendments and Corrections to SEC Sections*. This ASU amends various SEC paragraphs pursuant to Staff Accounting Bulletin (*SAB*) 114, SEC Release No. 33-9250, and ASU 2010-22, which amend or rescind portions of certain SAB Topics. These amendments are presented in two sections: *Amendments to the FASB Accounting Standards Codification* and *Amendments to the XBRL Taxonomy*. The Company adopted this ASU with no material effect on its financial condition or results of operations.

In July 2012, the FASB issued ASU 2012-02, *Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment*. The amendments in this ASU will allow an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. Under these amendments, an entity would not be required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on qualitative assessment, that it is not more likely than not, the indefinite-lived intangible asset is impaired. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. This ASU is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The Company adopted this ASU by the date required with no material effect on its financial condition or results of operations.

In December 2011, the FASB issued ASU No. 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*. This ASU requires enhanced disclosures to enable users of financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. The objective of this ASU is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. The disclosures required would include both gross information and net information about both instruments and transactions eligible for offset in the statement of condition and instruments and transactions subject to an agreement similar to a master netting agreement. The ASU includes derivatives, sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and lending arrangements. The ASU is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods with retrospective disclosure for all comparative periods presented. This ASU impacts disclosures only, and it will have no impact on the Company's financial condition or results of operations.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Fair Value of Assets and Liabilities

Fair values of assets and liabilities are estimated using relevant market information and other assumptions, as more fully disclosed in Note 14 below. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Segment Reporting

The Company uses the management approach for determining segment reporting. Senior management evaluates the operations of the Company as one operating segment, community banking. As a result, separate segment disclosures are not required. The Company offers the following products and services to its external clients: deposits and loans as well as investment services through an outsource partner. Revenues for significant products and services are disclosed separately in the consolidated statements of operations.

Reclassifications

Some items in the prior year financial statements were reclassified to conform to the current presentation.

2. INVESTMENT SECURITIES

The amortized cost of investment securities and their fair values are summarized as follows:

	Par Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
			(Dollars in thousands)		
At December 31, 2012:					
Available-for-sale investment securities:					
U.S. Treasury securities	$ 17,000	$ 16,964	$ 405	$ (6)	$ 17,363
Government sponsored entity (*GSE*) securities	45,000	45,628	848	(8)	46,468
Collateralized mortgage obligations	67,902	63,367	3,735	(36)	67,066
Commercial mortgage-backed securities	44,267	45,178	1,251	—	46,429
GSE residential mortgage-backed securities	2,224	2,400	—	(32)	2,368
Asset backed securities	4,182	3,876	177	—	4,053
Pooled trust preferred securities	24,508	22,409	—	(2,867)	19,542
GSE preferred stock	200	—	1	—	1
Total available-for-sale investment securities	$ 205,283	$ 199,822	$ 6,417	$ (2,949)	$ 203,290
Held-to-maturity investment securities:					
Asset backed securities	$ 6,446	$ 6,578	$ 219	$ —	$ 6,797
Municipal securities	8,880	8,880	45	—	8,925
Total held-to-maturity investment securities	$ 15,326	$ 15,458	$ 264	$ —	$ 15,722

	Par Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
			(Dollars in thousands)		
At December 31, 2011:					
Available-for-sale investment securities:					
U.S. Treasury securities	$ 15,000	$ 14,967	$ 447	$ —	$ 15,414
Government sponsored entity (*GSE*) securities	46,800	46,967	1,415	—	48,382
Corporate bonds	5,420	5,022	9	(4)	5,027
Collateralized mortgage obligations	79,006	71,073	1,178	(1,367)	70,884
Commercial mortgage-backed securities	72,885	74,664	1,520	(66)	76,118
Pooled trust preferred securities	27,398	24,804	—	(6,249)	18,555
GSE preferred stock	200	—	1	—	1
Total available-for-sale investment securities	$ 246,709	$ 237,497	$ 4,570	$ (7,686)	$ 234,381
Held-to-maturity investment securities:					
Asset backed securities	$ 8,201	$ 8,461	$ 285	$ —	$ 8,746
Municipal securities	7,910	7,910	47	—	7,957
Total held-to-maturity investment securities	$ 16,111	$ 16,371	$ 332	$ —	$ 16,703

The Company's investments in collateralized mortgage obligations consisted of $4.0 million and $5.2 million, respectively, of GSE issued investment securities and $63.1 million and $65.7 million, respectively, of non-agency (private issued) residential investment securities at December 31, 2012 and 2011.

Investment securities with unrealized losses at December 31, 2012 and 2011, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position, are presented in the following tables:

	December 31, 2012					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(Dollars in thousands)			
U.S. Treasury securities	$ 4,984	$ (6)	$ —	$ —	$ 4,984	$ (6)
GSE securities	2,468	(8)	—	—	2,468	(8)
Collateralized mortgage obligations	6,705	(36)	—	—	6,705	(36)
GSE residential mortgage-backed securities	2,368	(32)	—	—	2,368	(32)
Pooled trust preferred securities	—	—	19,542	(2,867)	19,542	(2,867)
	$ 16,525	$ (82)	$ 19,542	$ (2,867)	$ 36,067	$ (2,949)

	December 31, 2011					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(Dollars in thousands)			
Corporate bonds	$ 3,969	$ (4)	$ —	$ —	$ 3,969	$ (4)
Collateralized mortgage obligations	34,504	(983)	3,428	(384)	37,932	(1,367)
Commercial mortgage-backed securities	89	(1)	4,154	(65)	4,243	(66)
Pooled trust preferred securities	—	—	18,555	(6,249)	18,555	(6,249)
	$ 38,562	$ (988)	$ 26,137	$ (6,698)	$ 64,699	$ (7,686)

Management evaluates all investment securities on a quarterly basis, and more frequently when economic conditions warrant additional evaluations, for determining if an OTTI exists pursuant to guidelines established in ASC 320-10, *Investments – Debt and Equity Securities*. Current accounting guidance generally provides that if a marketable security is in an unrealized loss position, whether due to general market conditions or industry or issuer-specific factors, the holder of the investment securities must assess whether the impairment is other-than-temporary.

In management's belief, the decline in value of the Company's investment in collateralized mortgage obligations is minimal and primarily attributable to changes in market interest rates and macroeconomic conditions affecting liquidity and not necessarily the expected cash flows of the individual investment securities. The fair value of these investment securities is expected to recover as macroeconomic conditions improve, interest rates rise, and the investment securities approach their maturity date.

At December 31, 2012, the Company's pooled trust preferred investment securities consisted of Super Senior securities backed by senior securities issued mainly by bank and thrift holding companies. Due to the structure of the securities, as deferrals and defaults on the underlying collateral increase, cash flows are increasingly diverted from mezzanine and subordinate tranches to pay down principal on the Super Senior tranches. In management's belief, the decline in value is primarily attributable to macroeconomic conditions affecting the liquidity of these securities and not necessarily the expected cash flows of the individual securities. The fair value of these securities is expected to recover as interest rates rise and as the securities approach their maturity date.

Unrealized losses on collateralized mortgage obligations and pooled trust preferred investment securities have not been recognized in income because management does not have the intent to sell these securities and has the ability to hold these securities for a period of time sufficient to allow for any anticipated recovery in fair value, which may be at maturity. The Company may, from time to time, dispose of an impaired security in response to asset/liability management decisions, regulatory considerations, market movements, business plan changes, or if the net proceeds could be reinvested at a rate of return that is expected to recover the loss within a reasonable period of time. The Company concluded that the unrealized losses that existed at December 31, 2012 and 2011 did not constitute other-than-temporary impairments.

The amortized cost and fair value of investment securities at December 31, 2012, by contractual maturity, are shown in the following tables. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Investment securities not due at a single maturity date are shown separately.

	Available-for-Sale	
	Amortized Cost	Fair Value
	(Dollars in thousands)	
U.S. Treasury securities:		
Due after one year through five years	$ 16,964	$ 17,363
GSE securities:		
Due in one year or less	6,998	7,103
Due after one year through five years	32,141	32,868
Due after five years through ten years	6,489	6,497
Collateralized mortgage obligations:		
Due after five years through ten years	6,172	6,468
Due after ten years	57,195	60,598
Commercial mortgage-backed securities:		
Due after ten years	45,178	46,429
GSE residential mortgage-backed securities:		
Due after ten years	2,400	2,368
Asset backed securities:		
Due after ten years	3,876	4,053
Pooled trust preferred securities:		
Due after ten years	22,409	19,542
GSE preferred stock	—	1
	$ 199,822	$ 203,290

	Held-to-Maturity	
	Amortized Cost	Fair Value
	(Dollars in thousands)	
Asset backed securities:		
Due after one year through five years	$ 6,578	$ 6,797
Municipal securities:		
Due in one year or less	3,000	3,009
Due after one year through five years	5,880	5,916
	$ 15,458	$ 15,722

The following table provides information as to the amount of gross gains and losses realized through the sales of investment securities available-for-sale:

	2012	2011	2010
	(Dollars in thousands)		
Available-for-sale securities:			
Gross realized gains	$ 1,644	$ 1,715	$ 689
Gross realized losses	(135)	—	—
Net realized gains	$ 1,509	$ 1,715	$ 689

The carrying value of investment securities pledged as collateral to secure public deposits, repurchase sweep agreements (*Repo Sweeps*), and for other purposes was $29.1 million and $54.4 million at December 31, 2012 and 2011, respectively.

At December 31, 2012, other than the U.S. Government, its agencies, and GSEs, the Company had holdings of investment securities from two separate issuers in an amount greater than 10% of shareholders' equity as identified in the table below:

Issuer	Book Value	Market Value	# of Underlying Pools
	(Dollars in thousands)		
IMPAC CMB Trust	$ 10,295	$ 11,608	3
JP Morgan Chase Commercial Mortgage Securities Corp	18,077	18,619	5

There are three different pools of collateral backing three collateralized mortgage obligation securities issued by IMPAC CMB Trust. These pools consist primarily of floating-rate, first lien mortgages originated prior to 2005 on single-family properties in multiple states. There are five different collateral pools of geographically diversified commercial real estate loans backing five commercial mortgage-backed securities issued by JP Morgan Chase Commercial Mortgage Securities Corp. Four of the five collateral pools consist of commercial real estate loans originated prior to 2006 and one collateral pool consists of loans originated in 2010.

3. LOANS RECEIVABLE

Loans receivable are summarized as follows:

	December 31,	
	2012	2011
	(Dollars in thousands)	
Commercial loans:		
Commercial and industrial	$ 102,628	$ 85,160
Commercial real estate:		
Owner occupied	98,046	93,833
Non-owner occupied	164,392	188,293
Multifamily	75,228	71,876
Commercial construction and land development	20,228	22,045
Commercial participations	5,311	12,053
Total commercial loans	465,833	473,260
Retail loans:		
One-to-four family residential	175,943	181,698
Home equity lines of credit	46,477	52,873
Retail construction	1,176	1,022
Consumer	3,305	2,771
Total retail loans	226,901	238,364
Total loans receivable	692,734	711,624
Net deferred loan fees	(467)	(398)
Total loans receivable, net of deferred fees	$ 692,267	$ 711,226

The Bank's lending activities are exposed to varying risks with concentrations of credit. Concentrations of credit include significant lending activities in specific geographic areas and large extensions of credit to individual borrowers. The Bank's loan portfolio consists of loans secured by real estate within its primary market area. At December 31, 2012 and 2011, loans representing 45.8% and 47.6%, respectively, of the Bank's total loans receivable were secured by real estate located in the state of Indiana and 36.5% and 36.3%, respectively, were secured by real estate located in the state of Illinois. At December 31, 2012, the Bank also had a concentration of loans secured by office and/or warehouse buildings totaling $204.3 million or 29.5% of its total loan portfolio compared to $212.3 million or 29.8% of its total loan portfolio at December 31, 2011.

At December 31, 2012 and 2011, the Company had loans held for sale of $1.5 million and $1.1 million, respectively.

At December 31, 2012, the Company serviced for others $69.4 million of one-to-four family residential mortgages and $12.7 million of commercial participations sold. At December 31, 2011, the Company serviced for others $20.9 million of one-to-four family residential mortgages and $20.0 million of commercial participations sold.

4. ALLOWANCE FOR LOAN LOSSES

The risk characteristics of each of the Company's loan portfolio segments are as follows:

Commercial and Industrial Loans (*C&I*)

C&I loans are primarily based on the identified historic and/or the projected cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, do fluctuate based on changes in the company's internal and external environment including management, human and capital resources, economic conditions, competition, regulation, and product innovation/obsolescence. The collateral securing these loans may also fluctuate in value and generally has advance rates between 50-80% of the collateral value. Most C&I loans are secured by business assets being financed such as equipment, accounts receivable, and/or inventory and generally incorporate a secured or unsecured personal guarantee. Occasionally, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable and/or inventory, the collateral securing the advances is generally monitored through a Borrowing Base Certificate submitted by the borrower which may identify deterioration in collateral value. The ability of the borrower to collect amounts due from its customers may be affected by its customers' economic and financial condition. The availability of funds for the repayment of these loans may be substantially dependent on each of the factors described above.

Commercial Real Estate – Owner Occupied, Non-Owner Occupied, and Multifamily

These types of commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent upon the cash flows from the successful operation of the property securing the loan or the cash flows from the owner occupied business conducted on the property securing the loan. A borrower's business and/or the property securing the loan may be adversely affected by general business conditions, and fluctuations in the real estate markets or in the general economy, which if adverse, can negatively affect the borrower's ability to repay the loan. The value and cash flow of the property can be influenced by changes in market rental rates, changes in interest rates or investors' required rates of return, the condition of the property, zoning, or environmental issues. The properties securing the commercial real estate portfolio are diverse in terms of type and are generally located in the Chicagoland/Northwest Indiana market. Owner occupied loans are generally a borrower purchased building where the borrower occupies at least 51% of the space with the primary source of repayment dependent on sources other than the underlying collateral. Non-owner occupied and single tenant properties may have higher risk than owner occupied loans since the primary source of repayment is dependent upon the ability to lease out the collateral as well as the financial stability of the businesses occupying the collateral. Multifamily loans can also be impacted by vacancy/collection losses and tenant turnover due to generally shorter term leases or even month-to-month leases. Management monitors and evaluates commercial real estate loan portfolio concentrations based upon cash flow, collateral, geography, and risk grade criteria. As a general rule, management avoids financing single purpose projects unless other underwriting factors mitigate the credit risk to an acceptable level. The Company's loan policy generally requires lower loan-to-value ratios against these types of properties.

Commercial Construction and Land Development Loans

Construction loans are underwritten utilizing feasibility studies, independent appraisals, sensitivity analysis of absorption and lease rates, presale or prelease/Letters of Intent analysis, and financial analysis of the developers and property owners. Construction loans are generally based on the estimated cost to construct and cash flows associated with the completed project or stabilized value. These estimates are subjective in nature and if erroneous, may preclude the borrower from being able to repay the loan. Construction loans often involve the disbursement of substantial funds with repayment dependent on the success of the completed project. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions, the ability to sell the property, and the availability of long-term financing.

Commercial Participation Loans

Participation loans generally have larger principal balances, portions of which are sold to multiple participant banks in order to spread credit risk. The collateral securing these loans is often real estate and is often located outside of the Company's geographic footprint. Loans outside of the Company's geographical footprint pose additional risk due to the lack of knowledge of general economic conditions where the project is located along with various project specific risks regarding buyer demand and project specific risks regarding project competition risks. The participant banks are required to underwrite these credits utilizing their own internal analysis techniques and to their own credit standards. However, the participant banks are reliant upon the information about the borrowers and the collateral provided by the lead bank. These loans carry higher levels of risk due to the participant banks being dependent on the lead bank for monitoring and managing the credit relationship, including the workout and/or foreclosure process should the borrower default.

Retail Loans

The Company's retail loans include one-to-four family residential mortgage loans, home equity loans and lines of credit, retail construction, and other consumer loans. Management has established a maximum loan-to-value ratio (*LTV*) of 80% for one-to-four family residential mortgages and home equity loans and lines of credit that are secured by a first or second mortgage on owner and non-owner occupied residences. Loan applications exceeding 80% LTV require private mortgage insurance from a mortgage insurance company deemed acceptable by management. Residential construction loans are underwritten to the same standards and generally require an end loan financing commitment either from the Company or another financial institution acceptable to the Company. Other consumer loans are generally small dollar auto and personal loans based on the credit score and income of the applicant. These loans are very homogeneous in nature and are rated in pools based on similar characteristics.

Activity in the allowance for loan losses for 2012 is as follows:

		Commercial Real Estate —									
	Commercial and Industrial	Owner Occupied	Non-Owner Occupied	Multifamily	Construction and Land Development	Commercial Participations	One-to-four Family Residential	HELOC	Retail Construction	Consumer	Total
	(Dollars in thousands)										
Allowance for loan losses:											
Balance at beginning of year	$ 1,236	$ 2,129	$ 3,935	$ 370	$ 1,198	$ 1,467	$ 1,521	$ 442	$ 3	$ 123	$12,424
Provision for loan losses	441	523	1,423	1,148	379	(505)	84	496	53	168	4,210
Loans charged-off:											
Current year charge-offs	(555)	(191)	(1,274)	(592)	(141)	(361)	(536)	(398)	(40)	(188)	(4,276)
Previously established specific reserves	—	—	(718)	—	—	—	—	—	—	—	(718)
Total loans charged-off	(555)	(191)	(1,992)	(592)	(141)	(361)	(536)	(398)	(40)	(188)	(4,994)
Recoveries	47	9	395	—	—	—	32	12	—	50	545
Balance at end of year	$ 1,169	$ 2,470	$ 3,761	$ 926	$ 1,436	$ 601	$ 1,101	$ 552	$ 16	$ 153	$12,185

Activity in the allowance for loan losses for 2011 is as follows:

	Commercial and Industrial	Commercial Real Estate — Owner Occupied	Commercial Real Estate — Non-Owner Occupied	Commercial Real Estate — Multifamily	Construction and Land Development	Commercial Participations	One-to-four Family Residential	HELOC	Retail Construction	Consumer	Total
	(Dollars in thousands)										
Allowance for loan losses:											
Balance at beginning of year	$ 1,279	$ 1,090	$ 6,906	$ 350	$ 188	$ 4,559	$ 1,356	$ 1,309	$ 7	$ 135	$17,179
Provision for loan losses	878	4,908	4,768	334	3,935	1,879	804	(453)	(4)	65	17,114
Loans charged-off:											
Current year charge-offs	(936)	(3,440)	(3,349)	(315)	(2,943)	(1,474)	(648)	(423)	—	(107)	(13,635)
Previously established specific reserves	—	(433)	(4,433)	—	—	(3,497)	—	—	—	—	(8,363)
Total loans charged-off	(936)	(3,873)	(7,782)	(315)	(2,943)	(4,971)	(648)	(423)	—	(107)	(21,998)
Recoveries	15	4	43	1	18	—	9	9	—	30	129
Balance at end of year	$ 1,236	$ 2,129	$ 3,935	$ 370	$ 1,198	$ 1,467	$ 1,521	$ 442	$ 3	$ 123	$12,424

Activity in the allowance for loan losses for 2010 is as follows:

	Commercial and Industrial	Commercial Real Estate — Owner Occupied	Commercial Real Estate — Non-Owner Occupied	Commercial Real Estate — Multifamily	Construction and Land Development	Commercial Participations	One-to-four Family Residential	HELOC	Retail Construction	Consumer	Total
	(Dollars in thousands)										
Allowance for loan losses:											
Balance at beginning of year	$ 867	$ 1,589	$ 6,584	$ 679	$ 892	$ 6,410	$ 1,727	$ 531	$ 117	$ 65	$19,461
Provision for loan losses	1,251	(418)	1,100	(261)	(785)	1,497	385	1,066	(110)	152	3,877
Loans charged-off:											
Current year charge-offs	(848)	(82)	(797)	(85)	(1)	(1,076)	(773)	(310)	—	(111)	(4,083)
Previously established specific reserves	—	—	—	—	—	(2,302)	—	—	—	—	(2,302)
Total loans charged-off	(848)	(82)	(797)	(85)	(1)	(3,378)	(773)	(310)	—	(111)	(6,385)
Recoveries	9	1	19	17	82	30	17	22	—	29	226
Balance at end of year	$ 1,279	$ 1,090	$ 6,906	$ 350	$ 188	$ 4,559	$ 1,356	$ 1,309	$ 7	$ 135	$17,179

The following tables provide other information regarding the allowance for loan and lease losses and balances by portfolio segment and impairment method at the dates indicated:

	At December 31, 2012										
		Commercial Real Estate —									
	Commercial and Industrial	Owner Occupied	Non-Owner Occupied	Multifamily	Construction and Land Development	Commercial Participations	One-to-four Family Residential	HELOC	Retail Construction	Consumer	Total
	(Dollars in thousands)										
Ending allowance balance:											
Individually evaluated for impairment	$ —	$ —	$ 217	$ —	$ 180	$ —	$ —	$ —	$ —	$ —	$ 397
Collectively evaluated for impairment	1,169	2,470	3,544	926	1,256	601	1,101	552	16	153	11,788
Total evaluated for impairment at end of year	$ 1,169	$ 2,470	$ 3,761	$ 926	$ 1,436	$ 601	$ 1,101	$ 552	$ 16	$ 153	$ 12,185
Loans receivable:											
Individually evaluated for impairment	$ 2,039	$ 9,082	$ 21,503	$ 3,351	$ 2,366	$ 339	$ 1,808	$ 620	$ —	$ —	$ 41,108
Collectively evaluated for impairment	100,589	88,964	142,889	71,877	17,862	4,972	174,135	45,857	1,176	3,305	651,626
Balance at end of year	$ 102,628	$ 98,046	$164,392	$ 75,228	$ 20,228	$ 5,311	$ 175,943	$46,477	$ 1,176	$ 3,305	$692,734

	At December 31, 2011										
		Commercial Real Estate —									
	Commercial and Industrial	Owner Occupied	Non-Owner Occupied	Multifamily	Construction and Land Development	Commercial Participations	One-to-four Family Residential	HELOC	Retail Construction	Consumer	Total
	(Dollars in thousands)										
Ending allowance balance:											
Individually evaluated for impairment	$ —	$ —	$ 718	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 718
Collectively evaluated for impairment	1,236	2,129	3,217	370	1,198	1,467	1,521	442	3	123	11,706
Total evaluated for impairment at end of year	$ 1,236	$ 2,129	$ 3,935	$ 370	$ 1,198	$ 1,467	$ 1,521	$ 442	$ 3	$ 123	$ 12,424
Loans receivable:											
Individually evaluated for impairment	$ 2,479	$ 11,203	$ 25,518	$ 673	$ 2,781	$ 2,355	$ —	$ —	$ —	$ —	$ 45,009
Collectively evaluated for impairment	82,681	82,630	162,775	71,203	19,264	9,698	181,698	52,873	1,022	2,771	666,615
Balance at end of year	$ 85,160	$ 93,833	$188,293	$ 71,876	$ 22,045	$ 12,053	$ 181,698	$52,873	$ 1,022	$ 2,771	$711,624

The Company, as a matter of good risk management practices, utilizes objective loan grading matrices as one indicator of a loans' credit rating and assigns risk ratings to all commercial loans. The risk rating criteria is clearly supported by core credit attributes that emphasize debt service coverage, operating trends, collateral, and guarantor liquidity, and further removes subjective criteria and bias from the analysis. Retail loans are rated pass until they become 90 days or more delinquent, put on non-accrual status, and generally rated substandard. The Company uses the following definitions for risk ratings:

- *Pass.* Loans that meet the conservative underwriting guidelines that include core credit attributes noted above as measured by the loan grading matrices at levels that are in excess of the minimum amounts required to adequately service the loans.
- *Pass Watch.* Loans which are performing per their contractual terms and are not necessarily demonstrating signs of credit or operational weakness. A loan will generally be graded as pass watch due to a nonrecurring event that has caused a decrease in a cash flow source, a potential future event that could impair the cash flow or repayment of the loan, or lack of current financial information needed to review the credit. Loans in this category are monitored by management for timely payments. This rating is considered transitional because management does not have current financial information to determine the appropriate risk grade or the quality of the loan appears to be changing. Loans may be graded as pass watch when a single event may have occurred that could be indicative of an emerging issue or indicate trending that would warrant a change in the risk rating.
- *Special Mention.* Loans that have a potential weakness that will be closely monitored by management. A credit graded special mention does not expose the Company to elevated risk that would warrant an adverse classification.
- *Substandard.* Loans that are inadequately protected by the current net worth and paying capacity of the borrower, guarantor, or the collateral pledged. Loans classified as substandard have a well-defined weakness or weaknesses, characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.
- *Doubtful.* Loans that have the same weaknesses as those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The Company's loans receivable portfolio is summarized by risk category as follows:

	Risk Rating at December 31, 2012					
	Pass	Pass Watch	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands)					
Commercial loans:						
Commercial and industrial	$ 79,622	$ 12,896	$ 8,411	$ 1,699	$ —	$ 102,628
Commercial real estate:						
Owner occupied	78,247	11,121	745	7,933	—	98,046
Non-owner occupied	116,080	19,115	18,899	10,214	84	164,392
Multifamily	68,213	3,233	597	3,185	—	75,228
Commercial construction and land development	17,088	774	—	2,016	350	20,228
Commercial participations	4,860	112	—	339	—	5,311
Total commercial loans	364,110	47,251	28,652	25,386	434	465,833
Retail loans:						
One-to-four family residential	170,138	—	—	5,805	—	175,943
Home equity lines of credit	45,638	—	—	839	—	46,477
Retail construction	1,027	—	—	149	—	1,176
Consumer	3,305	—	—	—	—	3,305
Total retail loans	220,108	—	—	6,793	—	226,901
Total loans receivable	$ 584,218	$ 47,251	$ 28,652	$ 32,179	$ 434	$ 692,734

	Risk Rating at December 31, 2012					
	Pass	Pass Watch	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands)					
Current	$ 580,930	$ 46,469	$ 27,037	$ 5,650	$ —	$ 660,086
Delinquent:						
30-59 days	2,307	782	597	30	—	3,716
60-89 days	981	—	1,018	—	—	1,999
90 days or more	—	—	—	—	—	—
Non-accrual	—	—	—	26,499	434	26,933
Total loans receivable	$ 584,218	$ 47,251	$ 28,652	$ 32,179	$ 434	$ 692,734

	Risk Rating at December 31, 2011					
	Pass	Pass Watch	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands)					
Commercial loans:						
Commercial and industrial	$ 76,554	$ 6,534	$ 1,476	$ 596	$ —	$ 85,160
Commercial real estate:						
Owner occupied	69,029	12,036	1,540	11,228	—	93,833
Non-owner occupied	147,678	9,219	7,347	24,049	—	188,293
Multifamily	65,920	3,119	2,331	506	—	71,876
Commercial construction and land development	16,412	805	1,450	3,378	—	22,045
Commercial participations	9,698	—	—	2,355	—	12,053
Total commercial loans	385,291	31,713	14,144	42,112	—	473,260
Retail loans:						
One-to-four family residential	176,763	—	—	4,935	—	181,698
Home equity lines of credit	52,332	—	—	541	—	52,873
Retail construction	853	—	—	169	—	1,022
Consumer	2,771	—	—	—	—	2,771
Total retail loans	232,719	—	—	5,645	—	238,364
Total loans receivable	$ 618,010	$ 31,713	$ 14,144	$ 47,757	$ —	$ 711,624

	Risk Rating at December 31, 2011					
	Pass	Pass Watch	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands)					
Current	$ 610,127	$ 29,528	$ 11,670	$ 1,568	$ —	$ 652,893
Delinquent:						
30-59 days	6,083	1,285	93	597	—	8,058
60-89 days	1,800	900	2,381	—	—	5,081
90 days or more	—	—	—	5	—	5
Non-accrual	—	—	—	45,587	—	45,587
Total loans receivable	$ 618,010	$ 31,713	$ 14,144	$ 47,757	$ —	$ 711,624

Commercial loans are generally transferred to non-accrual status once they become 90 days past due. Management reviews all current financial information of the borrower and guarantor(s) and action plans to bring the loan current before determining if the loan should be transferred to non-accrual status. Management requires appropriate justification to maintain a commercial loan on accrual status once 90 days past due. Occasionally, commercial loans are transferred to non-accrual status before the loan becomes significantly past due if current information indicates that future repayment of principal and interest may be doubtful.

Commercial loans are returned to accrual status when management, based on a thorough analysis of the borrower, can expect the full repayment of principal and interest. The analysis will reflect the borrower's capacity to service the debt and/or the guarantor's ability and willingness to make the required debt service payments, either under the original note agreement and terms, or, in the case of an A/B note structure, under the terms of the new A note. Analysis may also include the proceeds from the disposition of the collateral as a potential repayment source based upon the net realizable value of the property.

In addition, a note may be considered for return to accrual status when payments (equal to or greater than those required in the final A note structure) have been made by the borrower for a minimum of six months and the borrower is in compliance with all other terms of the applicable agreement.

Retail loans are returned to accrual status primarily based on the payment status of the loan. A retail loan is automatically transferred to non-accrual status immediately upon becoming 90 days past due. The loan remains on non-accrual status, with interest income recognized on a cash basis when a payment is made, until the loan is paid current. Once current, the loan is automatically returned to accrual status. If management identifies other information to indicate that future repayment of the loan balance may still be questionable, the loan may be manually transferred to non-accrual status until management determines otherwise.

The Company's loan portfolio delinquency status and its non-accrual loans are presented in the following tables at the dates indicated. The Company's loans that are current and in non-accrual status include loans that have been restructured as troubled debt restructurings (*TDRs*) and have not yet met the required six months of payments under the restructured terms to be returned to accrual status.

The Company's loan portfolio delinquency status is summarized as follows:

	Delinquency at December 31, 2012							
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Non-accrual	Total Past Due and Non-accrual	Current	Total Loans Receivable	Current Non-accrual Loans
	(Dollars in thousands)							
Commercial loans:								
Commercial and industrial	$ 152	$ 917	$ —	$ 449	$ 1,518	$ 101,110	$ 102,628	$ 228
Commercial real estate:								
Owner occupied	426	21	—	5,417	5,864	92,182	98,046	2,976
Non-owner occupied	276	153	—	9,083	9,512	154,880	164,392	1,564
Multifamily	597	—	—	2,775	3,372	71,856	75,228	—
Commercial construction and land development	—	—	—	2,366	2,366	17,862	20,228	250
Commercial participations	—	—	—	339	339	4,972	5,311	—
Total commercial loans	1,451	1,091	—	20,429	22,971	442,862	465,833	5,018
Retail loans:								
One-to-four family residential	1,836	908	—	5,671	8,415	167,528	175,943	1,596
Home equity lines of credit	417	—	—	683	1,100	45,377	46,477	48
Retail construction	—	—	—	150	150	1,026	1,176	—
Consumer	12	—	—	—	12	3,293	3,305	—
Total retail loans	2,265	908	—	6,504	9,677	217,224	226,901	1,644
Total loans receivable	$ 3,716	$ 1,999	$ —	$ 26,933	$ 32,648	$ 660,086	$ 692,734	$ 6,662

	Delinquency at December 31, 2011							
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Non-accrual	Total Past Due and Non-accrual	Current	Total Loans Receivable	Current Non-accrual Loans
	(Dollars in thousands)							
Commercial loans:								
Commercial and industrial	$ 369	$ 24	$ —	$ 596	$ 989	$ 84,171	$ 85,160	$ 262
Commercial real estate:								
Owner occupied	551	—	—	11,228	11,779	82,054	93,833	569
Non-owner occupied	1,622	1,173	5	22,294	25,094	163,199	188,293	6,122
Multifamily	1,856	1,732	—	91	3,679	68,197	71,876	—
Commercial construction and land development	—	502	—	3,378	3,880	18,165	22,045	—
Commercial participations	—	—	—	2,355	2,355	9,698	12,053	—
Total commercial loans	4,398	3,431	5	39,942	47,776	425,484	473,260	6,953
Retail loans:								
One-to-four family residential	3,439	1,501	—	4,935	9,875	171,823	181,698	741
Home equity lines of credit	221	149	—	541	911	51,962	52,873	50
Retail construction	—	—	—	169	169	853	1,022	—
Consumer	—	—	—	—	—	2,771	2,771	—
Total retail loans	3,660	1,650	—	5,645	10,955	227,409	238,364	791
Total loans receivable	$ 8,058	$ 5,081	$ 5	$ 45,587	$ 58,731	$ 652,893	$ 711,624	$ 7,744

The Company's impaired loans are summarized in the tables below and include impaired loans that are individually reviewed for impairment as well as impaired retail loans at December 31, 2012 that have not had foreclosure proceedings initiated and are below management's scope for individual impairment review due to immateriality.

	At December 31, 2012			
	Recorded Investment	Unpaid Principal Balance	Partial Charge-offs to Date	Related Allowance
	(Dollars in thousands)			
Loans without a specific valuation allowance:				
Commercial loans:				
Commercial and industrial	$ 2,039	$ 2,498	$ 423	$ —
Commercial real estate:				
Owner occupied	9,082	11,201	2,034	—
Non-owner occupied	18,979	21,290	1,740	—
Multifamily	3,351	3,979	550	—
Commercial construction and land development	956	1,017	60	—
Commercial participations	339	5,583	5,104	—
Retail loans:				
One-to-four family residential	7,041	7,206	165	—
Home equity lines of credit	713	808	95	—
Retail construction	150	150	—	—
Total	$ 42,650	$ 53,732	$ 10,171	$ —
Loans with a specific valuation allowance:				
Commercial real estate – non-owner occupied	$ 2,524	$ 2,586	$ —	$ 217
Commercial construction and land development	1,410	1,450	—	180
Total	$ 3,934	$ 4,036	$ —	$ 397
Total impaired loans:				
Commercial	$ 38,680	$ 49,604	$ 9,911	$ 397
Retail	7,904	8,164	260	—
Total	$ 46,584	$ 57,768	$ 10,171	$ 397

	At December 31, 2011			
	Recorded Investment	Unpaid Principal Balance	Partial Charge-offs to Date	Related Allowance
	(Dollars in thousands)			
Loans without a specific valuation allowance:				
Commercial loans:				
Commercial and industrial	$ 2,479	$ 2,700	$ 216	$ —
Commercial real estate:				
Owner occupied	11,203	14,557	2,694	—
Non-owner occupied	20,532	28,687	7,000	—
Multifamily	673	673	—	—
Commercial construction and land development	2,781	2,781	—	—
Commercial participations	2,355	7,239	4,742	—
Retail loans:				
One-to-four family residential	7,202	7,504	302	—
Home equity lines of credit	540	630	89	—
Retail construction	169	169	—	—
Total	$ 47,934	$ 64,940	$ 15,043	$ —
Loans with a specific valuation allowance:				
Commercial real estate – non-owner occupied	$ 4,986	$ 4,986	$ —	$ 718
Total	$ 4,986	$ 4,986	$ —	$ 718
Total impaired loans:				
Commercial	$ 45,009	$ 61,623	$ 14,652	$ 718
Retail	7,911	8,303	391	—
Total	$ 52,920	$ 69,926	$ 15,043	$ 718

The following table presents information related to the average recorded investment and interest income recognized on impaired loans for the periods indicated. The majority of the interest income is recognized on a cash basis at the time the payment is received.

	Year Ended December 31,					
	2012		2011		2010	
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
	(Dollars in thousands)					
Loans without a specific valuation allowance:						
Commercial loans:						
Commercial and industrial	$ 2,128	$ 30	$ 3,577	$ 152	$ 4,738	$ 128
Commercial real estate:						
Owner occupied	9,372	97	13,531	62	5,059	—
Non-owner occupied	19,624	780	27,913	282	6,695	144
Multifamily	3,626	38	677	36	268	4
Commercial construction and land development	1,016	—	2,781	—	9,313	—
Commercial participations	1,801	—	5,883	—	4,397	—
Retail loans:						
One-to-four family residential	7,150	215	7,353	183	2,758	122
Home equity lines of credit	719	10	609	4	—	—
Retail construction	151	—	169	—	—	—
Total	$ 45,587	$ 1,170	$ 62,493	$ 719	$ 33,228	$ 398
Loans with a specific valuation allowance:						
Commercial real estate – owner occupied	$ —	$ —	$ —	$ —	$ 2,900	$ —
Commercial real estate – non-owner occupied	2,587	—	5,034	—	18,066	—
Commercial construction and land development	1,446	—	—	—	—	—
Commercial participations	—	—	—	—	5,302	—
Total	$ 4,033	$ —	$ 5,034	$ —	$ 26,268	$ —
Total impaired loans:						
Commercial	$ 41,600	$ 945	$ 59,396	$ 532	$ 56,738	$ 276
Retail	8,020	225	8,131	187	2,758	122
Total	$ 49,620	$ 1,170	$ 67,527	$ 719	$ 59,496	$ 398

The Company may grant a concession or modification for economic or legal reasons related to a borrower's financial condition that it would not otherwise consider resulting in a modified loan which is then identified as a troubled debt restructuring (*TDR*). The Company may modify loans through rate reductions, short-term extensions of maturity, interest only payments, or payment modifications to better match the timing of cash flows due under the modified terms with the cash flows from the borrower's operations. Loan modifications are intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. TDRs are considered impaired loans for purposes of calculating the Company's allowance for loan losses.

The Company identifies loans for potential restructure primarily through direct communication with the borrower and evaluation of the borrower's financial statements, revenue projections, tax returns, and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions, and negative trends may result in a payment default in the near future.

For one-to-four family residential and home equity lines of credit, a restructure often occurs with past due loans and may be offered as an alternative to foreclosure. There are other situations where borrowers, who are not past due, experience a sudden job loss, become over-extended with credit obligations, or other problems, have indicated that they will be unable to make the required monthly payment and request payment relief.

When considering a loan restructure, management will determine if: (i) the financial distress is short or long term; (ii) loan concessions are necessary; and (iii) the restructure is a viable solution.

When a loan is restructured, the new terms often require a reduced monthly debt service payment. For commercial loans, management completes an analysis of the operating entity's ability to repay the debt. If the operating entity is capable of servicing the new debt service requirements and the underlying collateral value is believed to be sufficient to repay the debt in the event of a future default, the new loan is generally placed on accrual status after a minimum period of six months performance under the restructured terms. To date, there have been no commercial loans restructured and immediately placed on accrual status after the execution of the TDR.

For retail loans, an analysis of the individual's ability to service the new required payments is performed. If the borrower is capable of servicing the newly restructured debt and the underlying collateral value is believed to be sufficient to repay the debt in the event of a future default, the new loan is generally placed on accrual status. The reason for the TDR is also considered, such as paying past due real estate taxes or payments caused by a temporary job loss, when determining whether a retail TDR loan could be returned to accrual status. Retail TDRs remain on non-accrual status until sufficient payments have been made to bring the past due principal and interest current, at which point the loan would be transferred to accrual status.

The following table summarizes the loans that have been restructured as TDRs during 2012 and 2011:

	Year Ended December 31,					
	2012			2011		
	Count	Balance prior to TDR	Balance after TDR	Count	Balance prior to TDR	Balance after TDR
	(Dollars in thousands)					
Commercial loans:						
Commercial and industrial	—	$ —	$ —	5	$ 1,160	$ 1,160
Commercial real estate:						
Owner occupied	6	5,323	5,230	4	2,864	2,832
Non-owner occupied	1	66	84	1	107	114
Commercial construction and land development	1	250	250	—	—	—
Total commercial loans	8	5,639	5,564	10	4,131	4,106
Retail loans:						
One-to-four family residential	17	1,310	1,363	15	1,513	1,706
Total loans	25	$ 6,949	$ 6,927	25	$ 5,644	$ 5,812

A default is identified when a TDR is 90 days or more past due, transferred to non-accrual status, or transferred to other real estate owned within twelve months of restructuring. The following table sets forth the Company's TDRs that had payment defaults during 2012 and 2011:

	Year Ended December 31,			
	2012		2011	
	Count	Default Balance	Count	Default Balance
	(Dollars in thousands)			
Commercial loans:				
Commercial real estate - owner occupied	—	$ —	1	$ 297
Retail loans:				
One-to-four family residential	1	69	5	573
Total troubled debt restructuring defaults	1	$ 69	6	$ 870

The table below summarizes the Company's TDRs by loan category and accrual status at the dates indicated:

	At December 31,					
	2012			2011		
	Accruing	Non-accruing	Total	Accruing	Non-accruing	Total
	(Dollars in thousands)					
Commercial loans:						
Commercial and industrial	$ 543	$ 228	$ 771	$ 2,167	$ 259	$ 2,426
Commercial real estate:						
Owner occupied	3,926	2,434	6,360	369	2,272	2,641
Non-owner occupied	11,524	3,057	14,581	3,814	11,095	14,909
Multifamily	253	—	253	259	—	259
Commercial construction and land development	—	250	250	—	—	—
Commercial participations	—	93	93	—	1,748	1,748
Total commercial	16,246	6,062	22,308	6,609	15,374	21,983
Retail loans:						
One-to-four family residential	1,370	3,307	4,677	2,266	1,600	3,866
Total troubled debt restructurings	$ 17,616	$ 9,369	$ 26,985	$ 8,875	$ 16,974	$ 25,849

At December 31, 2012, TDRs totaled $27.0 million, of which $4.5 million were performing in accordance with their agreement and in non-accrual status.

Management monitors the TDRs based on the type of modification or concession granted to the borrower. These types of modifications may include rate reductions, payment/term extensions, forgiveness of principal, forbearance, and other applicable actions. Of the various concessions noted, management predominantly utilizes rate reductions and lower monthly payments, either from a longer amortization period or interest only repayment schedule, because these concessions provide needed payment relief without risking the loss of principal. Management will also agree to a forbearance agreement when it is deemed appropriate to avoid foreclosure.

The following tables set forth the Company's loans restructured as TDRs during the period indicated by portfolio segment to quantify the type of modification or concession provided:

	Year Ended December 31, 2012				
	Commercial Real Estate				
	Owner Occupied	Non-Owner Occupied	Commercial Construction and Land Development	One-to-four Family Residential	Total
	(Dollars in thousands)				
Rate reduction	$ 1,146	$ —	$ —	$ 446	$ 1,592
Payment extension	—	—	—	156	156
Interest only	—	—	—	134	134
Rate reduction and payment extension	2,884	84	—	456	3,424
Rate reduction and interest only	—	—	—	108	108
Rate reduction, payment extension, and forgiveness of debt	—	—	250	—	250
A/B note structure	1,200	—	—	—	1,200
Other	—	—	—	63	63
Total troubled debt restructurings	$ 5,230	$ 84	$ 250	$ 1,363	$ 6,927

	Year Ended December 31, 2011				
		Commercial Real Estate			
	Commercial and Industrial	Owner Occupied	Non-Owner Occupied	One-to-four Family Residential	Total
	(Dollars in thousands)				
Rate reduction	$ —	$ —	$ —	$ 726	$ 726
Payment extension	956	924	114	297	2,291
Rate reduction and payment extension	—	—	—	427	427
Payment extension and interest only	—	1,861	—	—	1,861
Rate reduction, payment extension, interest only, and forbearance	—	47	—	—	47
Additional collateral collected	204	—	—	—	204
Escrow only	—	—	—	256	256
Total troubled debt restructurings	$ 1,160	$ 2,832	$ 114	$ 1,706	$ 5,812

At December 31, 2012, TDRs increased $1.1 million to $27.0 million from $25.8 million at December 31, 2011. The 2012 and 2011 activity related to the Company's TDRs is presented in the following table:

	Year Ended December 31,	
	2012	2011
	(Dollars in thousands)	
Beginning balance	$ 25,849	$ 39,581
Restructured loans identified as TDRs	6,927	5,812
Protective advances and miscellaneous	986	138
Repayments and payoffs	(6,465)	(3,575)
Charge-offs	(217)	(13,781)
Transfers to other real estate owned	(95)	(2,326)
Ending balance	$ 26,985	$ 25,849

5. OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment are summarized as follows:

	Estimated Useful Lives	December 31, 2012	December 31, 2011
		(Dollars in thousands)	
Land	—	$ 3,453	$ 3,588
Buildings	30-40 years	21,737	22,398
Leasehold improvements	2-5 years	1,125	1,156
Furniture and equipment	2-15 years	12,474	13,220
Construction in progress	—	—	77
		38,789	40,439
Less: accumulated depreciation and amortization		23,021	22,900
		$ 15,768	$ 17,539

Depreciation expense charged to operations for the years ended 2012, 2011, and 2010, was $1.5 million, $1.5 million, and $1.6 million, respectively. During 2012, the Company closed its Bolingbrook and Orland Park, Illinois, banking centers. The Bolingbrook office building and land were transferred into other real estate owned and carried at a net book value of $959,000 at December 31, 2012. At December 31, 2012, the Orland Park banking center was under a lease expiring in 2013. The leasehold improvements related to the Orland Park banking center were written off during 2012 and totaled $10,000. During 2012 and 2011, the Company also wrote-off $77,000 and $413,000, respectively, of construction-in-process costs related to future banking center locations it no longer intends to utilize.

6. DEPOSITS

The following table is a summary of the Company's deposits and weighted-average cost of deposits at December 31, 2012 and 2011:

	December 31,			
	2012		2011	
	Amount	% of Total	Amount	% of Total
	(Dollars in thousands)			
Checking accounts:				
Non-interest bearing	$ 107,670	11.1%	$ 96,321	9.9%
Interest-bearing	185,388	19.2	175,150	17.9
Money market accounts	182,001	18.9	192,593	19.7
Savings accounts	153,799	15.9	133,292	13.6
Core deposits	628,858	65.1	597,356	61.1
Certificate of deposit accounts:				
12 months or less	254,719	26.4	271,434	27.8
13 – 24 months	48,871	5.1	67,875	6.9
25 – 36 months	19,142	2.0	20,205	2.1
37 – 48 months	7,114	.7	14,272	1.5
49 – 60 months	6,681	.7	5,283	.5
Over 60 months	406	—	999	.1
Total certificates of deposit	336,933	34.9	380,068	38.9
Total deposits	$ 965,791	100.0%	$ 977,424	100.0%
Weighted-average cost of deposits	.46%		.65%	

The aggregate amount of certificates of deposit in denominations of $100,000 or more was $110.0 million and $123.4 million at December 31, 2012 and 2011, respectively. The aggregate amount of certificates of deposit in denominations of $250,000 or more was $18.3 million and $19.2 million at December 31, 2012 and 2011, respectively.

At December 31, 2012, the Company had Indiana municipal deposits totaling $45.8 million. The State of Indiana required 50% collateralization of these deposits at December 31, 2012, either by pledging investment securities owned by the Company or by obtaining an FHLB irrevocable letter of credit. At December 31, 2012, the Company had a letter of credit totaling $21.3 million to collateralize these deposits.

Interest expense on deposit accounts is summarized as follows for the periods indicated:

	Years Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Interest-bearing checking accounts	$ 262	$ 404	$ 259
Money market accounts	505	835	1,086
Savings accounts	279	280	349
Certificate of deposit accounts	3,748	5,217	6,680
	$ 4,794	$ 6,736	$ 8,374

7. BORROWED FUNDS

Borrowed funds are summarized as follows:

	December 31,			
	2012		2011	
	Amount	Weighted-Average Contractual Rate	Amount	Weighted-Average Contractual Rate
	(Dollars in thousands)			
Advances from FHLB of Indianapolis:				
Fixed rate advances due in:				
2013	$ 15,000	2.22%	$ 15,000	2.22%
2014 (1)	1,038	6.71	1,069	6.71
2015	15,000	1.42	15,000	1.42
2018 (1)	2,360	5.54	2,439	5.54
2019 (1)	6,111	6.29	6,358	6.29
Total FHLB advances	39,509	2.86	39,866	2.89
Short-term variable-rate borrowed funds – Repo Sweep accounts	11,053	.10	14,334	.20
Total borrowed funds	$ 50,562	2.26	$ 54,200	2.18

(1) These are amortizing advances and are listed by their contractual final maturity date.

Required principal payments of FHLB of Indianapolis advances are as follows:

	(Dollars in thousands)
Year Ended December 31:	
2013	$ 15,381
2014	1,380
2015	15,400
2016	428
2017	458
Thereafter	6,462
	$ 39,509

Pursuant to collateral agreements, FHLB of Indianapolis advances are secured by the following assets:

Description of Collateral	Amount Pledged
	(Dollars in thousands)
FHLB of Indianapolis stock	$ 6,188
Loans secured by residential first mortgage loans	156,011
Loans secured by commercial first mortgage loans	87,705
	$ 249,904

Repo Sweeps are treated as financings; the obligation to repurchase investment securities sold is reflected as short-term borrowed funds. The investment securities underlying these Repo Sweeps continue to be reflected as assets of the Company in the consolidated statements of financial condition. The average amount of Repo Sweeps outstanding during the years ended December 31, 2012 and 2011 was $11.6 million and $15.0 million, respectively, and the weighted-average rate paid was .15% and .38%, respectively. The maximum amount of Repo Sweeps outstanding during the years ended December 31, 2012 and 2011 was $15.3 million and $19.6 million, respectively. The Repo Sweeps mature daily.

Interest expense on borrowed funds totaled $1.2 million, $1.1 million, and $1.8 million for the years ended December 31, 2012, 2011, and 2010, respectively.

At December 31, 2012 and 2011, the Bank had a line of credit with a large commercial bank with a maximum of $15.0 million in secured overnight federal funds availability at the federal funds market rate at the time of any borrowing. This line was not utilized during 2012 or 2011.

The Bank also has a borrowing relationship with the FRB discount window. This line was not utilized during 2012 or 2011.

Pursuant to the Company's informal regulatory agreement with the FRB, the parent company is prohibited from incurring or issuing any debt, increasing any current lines of credit, or guaranteeing the debt of any entity, without prior approval from the FRB.

8. EMPLOYEE BENEFIT PLANS

401(k) Retirement Plan – The Bank's 401(k) Retirement Plan allows employees to make pre-tax or after-tax contributions to the plan, subject to certain limitations. All employees who have attained at least 21 years of age are eligible to participate in this Plan after three months of employment.

The Bank matches 100% of the employees' contribution on the first 1% of the employees' compensation, and 50% of the employees' contribution on the next 5% of the employees' compensation. The Company, at its discretion, may make additional contributions to the plan. Employees' contributions vest immediately while the Bank's matching contributions vest 100% after two years of service. Plan expense for the years ended December 31, 2012, 2011, and 2010 was $394,000, $426,000, and $411,000, respectively.

Defined Benefit Pension Plan – The Bank participates in the Pentegra Defined Benefit Plan for Financial Institutions (*the Pentegra Plan*), an industry-wide, tax-qualified defined-benefit pension plan. The Pentegra Plan's Employer Identification Number is 13-5645888 and the Plan Number is 333. The Pentegra Plan operates as a multiemployer plan for accounting purposes and as a multiple employer plan under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. There are no collective bargaining agreements in place that require contributions to the Pentegra Plan.

The Pentegra Plan is a single plan under Internal Revenue Code Section 413(c) and, as a result, all of the assets stand behind all of the liabilities. Accordingly, under the Pentegra Plan, contributions made by a participating employer may be used to provide benefits to participants of other participating employers. If the Company chooses to stop participating in the Pentegra Plan, it may be required to pay an amount based on the underfunded status of the Pentegra Plan which is referred to as a withdrawal liability.

The Company froze the benefits in the Pentegra Plan effective March 1, 2003. Full-time employees of the Company who had attained at least 21 years of age and completed one year of service were eligible to participate in the Pentegra Plan. In addition, employees who would have been eligible after March 1, 2003 are not eligible to participate. No further benefits will accrue subsequent to the freeze, and the freeze does not reduce the benefits accrued up to the date of the freeze.

Calculations to determine full-funding status are made annually by the third-party plan administrator as of June 30. At June 30, 2012 and 2011, the funding target, which is defined as the market value of plan assets divided by the plan liabilities, of the Company's portion of the Pentegra Plan was 83.2% and 80.9%, respectively, funded.

Total contributions by all employer participants in the Pentegra Plan, as reported on Form 5500, totaled $299.7 million and $203.6 million, respectively, for the plan years ended June 30, 2011 and 2010. The Company's contributions to the Pentegra Plan totaled $595,000 and $605,000, respectively, for the years ended December 31, 2012 and 2011 and do not represent more than 5% of the total contributions made by all employer participants in the Pentegra Plan. Given the current interest rate environment, the lower asset valuations, and other factors impacting the operations of the Pentegra Plan, it is likely that our future funding obligations will increase. Pension expense for the years ended December 31, 2012, 2011, and 2010 was $602,000, $302,000, and $115,000, respectively.

9. SHARE-BASED COMPENSATION

The Company accounts for its share-based compensation in accordance with ASC 718-10, *Compensation – Stock Based Compensation*. ASC 718-10 addresses all forms of share-based payment awards, including shares under employee stock purchase plans, stock options, restricted stock, and stock appreciation rights. ASC 718-10 requires all share-based payments to be recognized as expense, based upon their fair values, in the consolidated financial statements over the requisite service period of the awards.

Omnibus Equity Incentive Plan – The Company's 2008 Omnibus Equity Incentive Plan (*Equity Incentive Plan*) authorized the issuance of 270,000 shares of its common stock. In addition, there were 64,500 shares that had not yet been issued or were forfeited, canceled, or unexercised at the end of the option term under the 2003 Stock Option Plan when it was frozen. These shares and any other shares that may be forfeited, canceled, or expired are available for any type of stock-based awards in the future under the Equity Incentive Plan. At December 31, 2012, 209,751 shares were available for future grants under the Equity Incentive Plan.

Awards under the Equity Incentive Plan may be subject to the achievement of performance goals based on specific business criteria set forth in the Equity Incentive Plan. If the performance goals are achieved, then continued service with the Company or one of its affiliates also will generally be required before the award becomes fully vested. Awards that are not subject to the achievement of performance goals will require continued service with the Company or one of its affiliates for specific time periods prior to full vesting of the award. The Compensation Committee of the Board of Directors will determine whether an award will be subject to the achievement of performance goals and, if so, which performance goals must be achieved.

Restricted Stock – During 2012, the Compensation Committee granted additional service- and performance-based awards under the Equity Incentive Plan. A total of 48,186 shares of restricted stock were granted to officers and key employees of the Company, of which 7,746 were shares of service-based and 40,440 were shares of performance-based awards. The 2012 service-based awards vest 33%, 33%, and 34% on May 1, 2014, 2015, and 2016, respectively, and the 2012 performance-based awards, if earned, will vest in the same manner.

The following table presents information related to the restricted stock grants for the three years ended December 31, 2012:

	Number of Shares Granted	Weighted-Average Grant-Date Fair Value	Fair Market Value on Date of Grant
	(Dollars in thousands except per share data)		
Year ended December 31:			
2012	48,186	$ 5.96	$ 287,000
2011	54,915	5.62	309,000
2010	110,260	3.63	401,000

The expense for the restricted stock awards is being recorded over their service period which is 50 months from the date of grant. The Company estimates the impact of forfeitures based on its historical experience with previously granted restricted stock and will consider the impact of the forfeitures when determining the amount of expense to record for the restricted stock granted. The Company estimates the probable outcome of achieving its performance target related to the performance-based awards and revises the related expense accordingly. The Company reissued treasury shares to satisfy the restricted stock awards.

The following table presents the restricted stock activity for the year ended December 31, 2012:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Unvested at December 31, 2011	175,639	$ 4.97
Granted	48,186	5.96
Vested	(52,596)	6.18
Forfeited	(50,492)	5.21
Unvested at December 31, 2012	120,737	4.72

The compensation expense related to restricted stock for the years ended December 31, 2012, 2011, and 2010 totaled $160,000, $306,000, and $222,000, respectively. At December 31, 2012, the remaining unamortized cost of the restricted stock awards is reflected as a reduction in additional paid-in capital and totaled $570,000. This cost is expected to be recognized over a weighted-average period of 2.7 years. At December 31, 2012, the unvested restricted stock awards had an intrinsic value of $187,000, which represents the difference between the Company's closing stock price on the last day of trading in 2012 and the fair market value on the grant dates.

Subsequent to December 31, 2012, 40,440 shares of performance-based restricted stock granted during 2012 were deemed unearned, and therefore, deemed forfeited by the Compensation Committee due to the Company not meeting its performance targets for the year ended December 31, 2012.

On February 25, 2013, the Compensation Committee and Chief Executive Officer, under authority delegated by the Compensation Committee, granted awards under the Equity Incentive Plan. A total of 59,430 shares of restricted stock were granted to officers and key employees of the Company at a grant date fair value of $7.60. The grants included 28,748 shares of restricted stock as performance-based awards. These awards are subject to the achievement of diluted earnings per share targets of the Company for the year ended December 31, 2013. The grants also included 30,682 shares of restricted stock as service-based awards. Both the earned performance-based awards, if any, and the service-based awards will vest as follows:

Date	Cumulative Percent Vested
May 1, 2015	33%
May 1, 2016	66
May 1, 2017	100

Stock Options – The Company has two stock option plans (1998 Stock Option Plan and 2003 Stock Option Plan) under which shares of Company common stock were reserved for the grant of both incentive and non-qualified stock options to directors, officers, and employees. These plans were frozen in conjunction with the approval of the Equity Incentive Plan such that no new awards will be made under either of these plans. The stock option vesting periods and exercise and expiration dates were determined by the Compensation Committee of the Board of Directors at the time of the grant. The exercise price of the stock options is equal to the fair market value of the common stock on the grant date. All of the Company's options under these plans are fully vested.

The Company's 2008 Equity Incentive Plan allows for the grant of both incentive and non-qualified stock options to directors, officers, and employees. The stock option vesting periods and exercise and expiration dates are determined by the Compensation Committee at the time of the grant. The exercise price of the stock options is equal to the fair market value of the common stock on the grant date.

During 2012, the Compensation Committee granted 20,000 non-qualified options to purchase shares of the Company's common stock at an exercise price of $4.40 per share, which was the closing price of the Company's common stock on that date, to its President and Chief Executive Officer. The options vest ratably over four years on each anniversary date of the award and have a ten-year term. The fair value of the options granted was $2.42 and was estimated using the Black-Scholes option value model with the following assumptions:

	2012
Dividend yield	.91%
Expected volatility %	57.33
Risk-free interest rate	1.58
Original expected life (in years)	7.9

The following table presents the activity related to options under the Company's stock option plans for the year ended December 31, 2012:

	2012	
	Number of Options	Weighted-Average Exercise Price
Outstanding at December 31, 2011	515,995	$ 14.01
Granted	20,000	4.40
Exercised	—	—
Forfeited	(56,000)	13.91
Expired unexercised	(72,200)	13.76
Outstanding at December 31, 2012	407,795	13.59

For stock options outstanding at December 31, 2012, the range of exercise prices was $4.40 to $14.76, and the weighted-average remaining contractual term was 1.7 years. At December 31, 2012, 387,595 of the Company's outstanding stock options were fully vested and out-of-the-money with no intrinsic value. The remaining 20,000 stock options were not yet exercisable and were in-the-money with an intrinsic value of $37,400, which represents the difference between the Company's closing stock price on the last day of trading of 2012 and the exercise price multiplied by the number of in-the-money options, assuming all option holders had exercised their stock options on the last day of trading for the same period. Stock option expense for the year ended December 31, 2012 was $12,000. There was no stock option expense for 2011 and 2010. There were no stock options exercised during the years ended December 31, 2012 and 2011.

10. INCOME TAXES

The Company's income tax expense (benefit) was attributable to income (loss) from operations and consisted of the following for the years indicated:

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Current tax expense (benefit):			
Federal	$ —	$ —	$ 183
State	—	—	—
Deferred tax expense (benefit):			
Federal	1,441	(3,440)	474
State	85	(1,922)	50
Change in valuation allowance	166	6,307	—
	$ 1,692	$ 945	$ 707

A reconciliation of the differences between the federal income tax expense (benefit) recorded and the amount computed by applying the federal statutory rate to income before income taxes is as follows:

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Income tax expense (benefit) at statutory rate (34%)	$ 2,162	$ (3,240)	$ 1,417
Increase (decrease) from:			
State taxes, net	155	(559)	(46)
Bank-owned life insurance	(367)	(276)	(304)
Low-income housing tax credits	(308)	(308)	(331)
Municipal bond interest	(38)	(46)	(53)
Change in federal deferred tax asset valuation allowance	64	5,296	—
Other	24	78	24
Tax expense	$ 1,692	$ 945	$ 707

Significant components of deferred tax assets and liabilities are as follows:

	December 31, 2012	December 31, 2011
	(Dollars in thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 4,694	$ 4,855
Specific reserves on other real estate owned	1,464	2,363
Deferred compensation	141	209
Deferred loan fees	94	184
Depreciation/amortization	476	523
Net operating loss carryforwards	7,098	6,323
Alternative minimum tax carryforwards	1,437	1,928
General business tax credits	3,922	3,630
Other-than-temporary impairments on investment securities available-for-sale	77	78
Other	946	1,672
	20,349	21,765
Deferred tax liabilities:		
FHLB stock dividends	274	278
Other	964	184
	1,238	462
Net deferred tax assets before valuation allowance and adjustments	19,111	21,303
Valuation allowance	(6,473)	(6,307)
Tax effect of adjustment related to unrealized (appreciation) depreciation on investment securities available-for-sale	(1,336)	1,277
Total net deferred tax assets including adjustments	$ 11,302	$ 16,273

The determination of the realizability of the deferred tax assets is highly subjective and dependent upon judgment concerning the Company's evaluation of both positive and negative evidence, forecasts of future income, applicable tax planning strategies, and assessments of current and future economic and business conditions. Positive evidence includes current positive earnings trends, the existence of taxes paid in available carryback years, and the probability that taxable income will continue to be generated in future periods, while negative evidence includes any cumulative losses in the current year and prior two years and general business and economic trends. The tax planning strategies the Company considered in its deferred tax asset analysis include, but are not limited to, the sale/leaseback of its owned office properties and the sale of its municipal securities with reinvestment of the proceeds in taxable securities.

At December 31, 2012, based on the results of its regular assessment of the ability to realize its deferred tax assets, the Company concluded that, based on all available evidence, both positive and negative, approximately $6.5 million of its deferred tax assets did not meet the "more likely than not" threshold for realization. Of the $6.5 million valuation allowance, $166,000 was recorded in 2012 and $6.3 million in 2011, of which $5.3 million was related to federal deferred tax assets and $1.0 million was related to state deferred tax assets. Although realization of the remaining net deferred tax assets of $11.3 million is not assured, management believes it is more likely than not that all of the recorded deferred tax assets will be realized based on available tax planning strategies and our projections of future taxable income. The positive evidence considered in management's analysis of the remaining deferred tax assets included the Company's long-term history of generating taxable income; the cyclical nature of the industry in which it operates; the fact that a portion of the losses realized in 2011 were partly attributable to syndicated/participation lending which the Company stopped purchasing during 2007; its history of fully realizing net operating losses, including the federal net operating loss from a $45.0 million taxable loss in 2004; the relatively long remaining tax loss carryforward periods (19 years for federal income tax purposes, seven years for the state of Indiana, and 12 years for the state of Illinois); and the 2012 liquidation of CFS Holdings, Inc. with the portfolio being transferred to the Bank, which will generate additional future state taxable income. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during tax loss carryforward periods are reduced. Any reduction in estimated future taxable income may require the Company to record an additional valuation allowance against its deferred tax assets, which would result in additional income tax expense in the period and could have a significant impact on the Company's future earnings.

The Bank qualifies as a bank under provisions of the Internal Revenue Code which permitted it to deduct from taxable income an allowance for bad debts, which differed from the provision for such losses charged to income. Retained earnings at December 31, 2012 and 2011 included approximately $12.5 million, for which no provision for income taxes has been made. If in the future this portion of retained earnings is distributed, or the Bank no longer qualifies as a bank for tax purposes, income taxes may be imposed at the then applicable tax rates. The unrecorded deferred tax liability at December 31, 2012 and 2011 would have been approximately $4.9 million.

At December 31, 2012, the Company had federal and state net operating losses of $12.7 million and $11.4 million, respectively, which are being carried forward to reduce future taxable income. The federal carryforward expires in 2031 and the state carryforwards expire between 2019 and 2024. At December 31, 2012, the Company had approximately $1.4 million of alternative minimum tax credits with no expiration date that are available to offset future federal income tax expense. At December 31, 2012, the Company also had approximately $3.9 million of low-income housing tax credits available to offset future federal income tax expense. These credits expire between 2022 and 2030.

11. SHAREHOLDERS' EQUITY AND REGULATORY CAPITAL

Office of the Comptroller of the Currency (*OCC*) regulations impose limitations upon all capital distributions by a savings association. Capital distributions include cash dividends, payments to repurchase or otherwise acquire the association's own stock, payments to shareholders of another institution in a cash-out merger, and other distributions charged against capital. The regulations provide that an association must submit an application to the OCC to receive approval of the capital distributions if the association (i) is not eligible for expedited treatment; (ii) proposes capital distributions for the applicable calendar year that exceed in the aggregate its net income for that year to date period plus its retained income for the preceding two years; (iii) would not be at least adequately capitalized following the distribution; or (iv) would violate a prohibition contained in a statute, regulation, or agreement between the association and the OCC by performing the capital distribution. Under any other circumstances, the association is required to provide a written notice (rather than an application) to the OCC prior to the capital distribution. In connection with its last exam, the OCC has notified the Bank that it is not eligible for expedited treatment. As such, the Bank is currently restricted from making any capital distributions without prior written approval from the OCC. During 2012 and 2011, the Bank did not pay dividends to the Company.

The principal sources of cash flow for the Company are dividends from the Bank. Various federal banking regulations and capital guidelines limit the amount of dividends that may be paid to the Company by the Bank. Future payments of dividends by the Bank are largely dependent upon individual regulatory capital requirements and levels of profitability.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to quantitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios as set forth in the below table of the total risk-based, tangible, and core capital, as defined in the regulations. In accordance with its most recent examination, the OCC established higher individual minimum capital ratios for the Bank. Specifically, the Bank must maintain a Tier 1 capital to adjusted total assets ratio of at least 8% and a total risk-based capital to risk-weighted assets ratio of at least 12%. At December 31, 2012, the Bank was deemed to be "well-capitalized" and in excess of the regulatory requirements set by the OCC.

The total amount of deferred tax assets not included for regulatory capital purposes was $9.0 million and $8.6 million, respectively, at December 31, 2012 and 2011. Determining the amount of deferred tax assets included or excluded in periodic regulatory capital calculations requires significant judgment when assessing a number of factors. In assessing the amount of the deferred tax assets includable in capital, management considers a number of relevant factors including the amount of deferred tax assets dependent on future taxable income, the amount of taxes that could be recovered through loss carrybacks, the reversal of temporary book tax differences, projected future taxable income within one year, tax planning strategies, and OCC limitations. Using all information available to management at each statement of condition date, these factors are reviewed and can and do vary from period to period.

The current regulatory capital requirements and the actual capital levels of the Bank at December 31, 2012 and 2011 are provided below. There are no conditions or events since December 31, 2012 that management believes have changed the Bank's category. At December 31, 2012, the Bank's adjusted total assets were $1.1 billion and its risk-weighted assets were $775.2 million.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2012:						
Tangible capital to adjusted total assets	$ 99,279	8.81%	$ 16,896	>= 1.5%	$ 22,527	>= 2.0%
Tier 1 (core) capital to adjusted total assets	99,279	8.81	45,055	>= 4.0	56,319	>= 5.0
Tier 1 (core) capital to risk-weighted assets	99,279	12.81	31,008	>= 4.0	46,512	>= 6.0
Total capital to risk-weighted assets	109,000	14.06	62,016	>= 8.0	77,520	>= 10.0
As of December 31, 2011:						
Tangible capital to adjusted total assets	$ 94,502	8.26%	$ 17,151	>= 1.5%	$ 22,868	>= 2.0%
Tier 1 (core) capital to adjusted total assets	94,502	8.26	45,737	>= 4.0	$ 57,171	>= 5.0
Tier 1 (core) capital to risk-weighted assets	94,502	11.40	33,168	>= 4.0	$ 49,752	>= 6.0
Total capital to risk-weighted assets	104,892	12.65	66,336	>= 8.0	$ 82,920	>= 10.0

The following table reflects the adjustments required to reconcile the Bank's shareholders' equity to the Bank's regulatory capital at December 31, 2012:

	Tangible	Tier 1 (Core)	Risk-Based
		(Dollars in thousands)	
Shareholders' equity of the Bank	$ 111,201	$ 111,201	$ 111,201
Disallowed deferred tax asset	(8,975)	(8,975)	(8,975)
Adjustment for unrealized gains on certain available-for-sale securities	(2,112)	(2,112)	(2,112)
Other	(835)	(835)	(835)
General allowance for loan losses	—	—	9,721
Regulatory capital of the Bank	$ 99,279	$ 99,279	$ 109,000
Total adjusted assets for Tangible and Tier 1 (Core) capital purposes	$1,126,370	$1,126,370	
Total risk-weighted assets for risk-based capital purposes			$ 775,198

12. COMMITMENTS AND CONTINGENCIES

The Bank is party to various financial instruments with off-balance-sheet risk in the normal course of business. These instruments include commitments to extend credit, letters of credit, and credit enhancements. These financial instruments carry varying degrees of credit and interest-rate risk in excess of amounts recorded in the consolidated financial statements. The contractual amounts of credit-related financial instruments, such as commitments to extend credit, letters of credit, and credit enhancements, represent the amounts of potential loss should the contract be fully drawn upon, the customer default, or the value of any existing collateral become worthless.

The Company's commitments are presented in the following table for the dates indicated:

	December 31,			
	2012		2011	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
	(Dollars in thousands)			
Commitments to extend credit:				
Commercial and industrial	$ 1,053	$ 2,842	$ 1,017	$ 3,351
Commercial real estate:				
Owner occupied	3,721	3,289	6,393	—
Non-owner occupied	4,102	87	1,011	—
Multifamily	842	21	2,755	—
Commercial construction and land development	1,000	2,428	—	856
Commercial participations	—	—	48	—
Retail	3,096	179	3,005	1,215
Commitments to fund unused:				
Equity lines of credit	—	38,122	—	39,831
Commercial business lines	4,916	43,902	4,000	48,399
Construction loans	550	298	2,783	2,279
Consumer lines	27	94	24	98
Credit enhancements	14,836	—	15,860	—
Letters of credit	—	2,221	—	3,313

The commitments listed above do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon. The fixed-rate loan commitments have interest rates ranging from 2.45% to 6.75%. Credit enhancements expire at various times through 2018, and letters of credit expire at various times through 2016.

The Bank also has commitments to fund community investments through investments in limited partnerships, which represent future cash outlays for the construction and development of properties for low-income housing, small business real estate, and historic tax credit projects that qualify under the Community Reinvestment Act. These commitments include $376,000 to be funded over two years. The timing and amounts of these commitments are projected based upon the financing arrangements provided in each project's partnership agreement, and could change due to variances in the construction schedule, project revisions, or the cancellation of the project. These commitments are not included in the commitment table above. See additional disclosures below in Note 13. Variable Interest Entities.

Credit enhancements are related to the issuance by municipalities of taxable and non-taxable revenue bonds. The proceeds from the sale of such bonds are loaned to for-profit and not-for-profit companies for economic development projects. In order for the bonds to receive AAA ratings, which provide for a lower interest rate, the FHLB issues, in favor of the bond trustee, an Irrevocable Direct Pay Letter of Credit (*IDPLOC*) for the account of the Bank. Since the Bank, in accordance with the terms and conditions of a Reimbursement Agreement between the FHLB and the Bank, would be required to reimburse the FHLB for draws against the IDPLOC, these facilities are analyzed, appraised, secured by real estate mortgages, and monitored as if the Bank had funded the project initially. Management's current lending strategy does not include the origination of new or additional credit enhancements.

The letters of credit and credit enhancements provided by the Bank are considered financial guarantees under ASC 460-10, *Guarantees*, and were carried at a fair value of $117,000 and $126,000 in the aggregate as of December 31, 2012 and 2011, respectively.

At December 31, 2012, the Bank was obligated under certain noncancelable operating leases for premises and equipment, which expire at various dates through the year 2029. Many of these leases contain renewal options. Some leases contain escalation clauses calling for rentals to be adjusted for increased real estate taxes and other operating expenses, or proportionately adjusted for increases in the consumer or other price indices.

The following summary reflects the future minimum rental payments, by year, required under operating leases that, as of December 31, 2012, have initial or remaining noncancelable lease terms in excess of one year at the date indicated:

Year Ended December 31:	(Dollars in thousands)
2013	$ 418
2014	246
2015	138
2016	136
2017	136
Thereafter	1,743
	$ 2,817

Rental expense charged to operations in 2012, 2011, and 2010, totaled $322,000, $375,000, and $434,000, respectively, including amounts paid under short-term cancelable leases.

The Company is involved in routine legal proceedings that have arisen in the normal course of business. Management believes that the liability, if any, resulting from these matters will not be material to the consolidated financial condition, results of operations, or cash flows of the Company.

The Company has entered into employment agreements with certain officers that provide for the continuation of salary and certain benefits for a specified period of time under certain conditions. Under the terms of the agreements, these payments could occur in the event of a change in control of the Company, as defined, along with other specific conditions.

13. VARIABLE INTEREST ENTITIES

The Company has investments in nine low-income housing tax credit limited partnerships and one limited liability partnership for the development of shopping centers, for-sale housing, and the restoration of historic properties in low- and moderate-income areas. Although these partnerships generate operating losses, the Company realizes a return on its investment through reductions in income tax expense that result from tax credits and the deductibility of the entities' operating losses. These investments were acquired at various times between 1996 and 2004 and are accounted for under the equity method. These entities are considered variable interest entities in accordance with ASC 810-10, *Consolidations*. Since the Company is not considered the primary beneficiary of these entities, it is not required to consolidate these investments. The Company's exposure is limited to its current recorded investment of $1.4 million plus $376,000 that the Company is obligated to pay over the next two years but has not yet funded.

14. FAIR VALUE OF ASSETS AND LIABILITIES

The Company measures fair value according to ASC 820-10, *Fair Value Measurements and Disclosures*, which establishes a fair value hierarchy that prioritizes the inputs used in valuation techniques, but not the valuation techniques themselves. The fair value hierarchy is designed to indicate the relative reliability of the fair value measure. The highest priority is given to quoted prices in active markets and the lowest to unobservable data such as the Company's internal information. ASC 820-10 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." There are three levels of inputs into the fair value hierarchy (Level 1 being the highest priority and Level 3 being the lowest priority):

Level 1 – Unadjusted quoted prices for identical instruments in active markets;

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable; and

Level 3 – Instruments whose significant value drivers or assumptions are unobservable and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth the Company's financial assets by level within the fair value hierarchy that were measured at fair value on a recurring basis at the dates indicated:

		Fair Value Measurements at December 31, 2012		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)			
Investment securities available-for-sale:				
U.S. Treasury securities	$ 17,363	$ —	$ 17,363	$ —
GSE securities	46,468	—	46,468	—
Collateralized mortgage obligations	67,066	—	67,066	—
Commercial mortgage-backed securities	46,429	—	46,429	—
GSE residential mortgage-backed securities	2,368	—	2,368	—
Asset backed securities	4,053	—	4,053	—
Pooled trust preferred securities	19,542	—	—	19,542
GSE preferred stock	1	1	—	—

		Fair Value Measurements at December 31, 2011		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)			
Investment securities available-for-sale:				
U.S. Treasury securities	$ 15,414	$ —	$ 15,414	$ —
GSE securities	48,382	—	48,382	—
Corporate bonds	5,027	—	5,027	—
Collateralized mortgage obligations	70,884	—	70,884	—
Commercial mortgage-backed securities	76,118	—	76,118	—
Pooled trust preferred securities	18,555	—	—	18,555
GSE preferred stock	1	1	—	—

Level 1 investment securities are valued using quoted prices in active markets for identical assets. The Company uses Level 1 prices for its GSE preferred stock.

Level 2 investment securities are valued by a third-party pricing service commonly used in the banking industry utilizing observable inputs. The pricing provider utilizes evaluated pricing models that vary based on asset class. These models incorporate available market information including quoted prices of investment securities with similar characteristics and, because many fixed-income investment securities do not trade on a daily basis, apply available information through processes such as benchmark yield curves, benchmarking of like investment securities, sector groupings, and matrix pricing. In addition, model processes, such as an option adjusted spread model, are used to develop prepayment estimates and interest rate scenarios for investment securities with prepayment features.

Management uses a recognized third-party pricing service to obtain market values for the Company's fixed income securities portfolio. Documentation is maintained as to the methodology and summary of inputs used by the pricing service for the various types of securities, and management notes that the servicer maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Management does not have access to all of the individual specific assumptions and inputs used for each security. The significant observable inputs include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications.

Management validates the market values against fair market curves and other available pricing sources. Two third-party pricing sources are used to compare the reasonableness of prices for U.S. Treasury securities and GSE bonds. For all securities, the Company's Investment Officer, who is in the market on a regular basis, monitors the market and is familiar with where similar securities are trading and where specific bonds in specific sectors should be priced. All monthly output from the third-party providers is reviewed against expectations as to pricing based on fair market curves, ratings, coupon, structure, and recent trade reports or offerings.

Based on management's review of the methodology and summary of inputs used, management has concluded these assets are properly classified as Level 2 assets.

Fair value determinations for Level 3 measurements of securities are the responsibility of the Company's Investment Officer with review and approval by the Asset/Liability Management Committee. Level 3 models are utilized when quoted prices are not available for certain investment securities or in markets where trading activity has slowed or ceased. When quoted prices are not available and are not provided by third-party pricing services, management judgment is necessary to determine fair value. As such, fair value is determined using discounted cash flow analysis models, incorporating default rate assumptions, estimations of prepayment characteristics, and implied volatilities.

The Company determined that Level 3 pricing models should be utilized for valuing its pooled trust preferred investment securities. The markets for these securities and for similar securities at December 31, 2012 were illiquid. There have been a limited number of observable transactions in the secondary market; however, a new issue market does not exist. Management has determined a valuation approach that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs will be more representative of fair value than the market approach valuation technique.

For its Level 3 pricing model, the Company uses externally produced fair values provided by a third-party pricing service and compares them to other external pricing sources. Other external sources provided similar prices, both higher and lower, than those used by the Company. The external model uses observed prices from limited transactions on similar securities to estimate liquidation values.

The following is a reconciliation of the beginning and ending balances for the periods indicated of recurring fair value measurements recognized in the accompanying consolidated statements of condition using Level 3 inputs:

	Pooled Trust Preferred Securities	
	2012	2011
	(Dollars in thousands)	
Beginning balance	$ 18,555	$ 18,125
Total realized and unrealized gains and losses:		
Included in accumulated other comprehensive income (loss)	3,382	2,099
Principal repayments	(2,890)	(2,011)
Discount accretion	495	342
Ending balance	$ 19,542	$ 18,555

The following tables set forth the Company's financial and non-financial assets by level within the fair value hierarchy that were measured at fair value on a non-recurring basis during the dates indicated:

		Fair Value Measurements at December 31, 2012		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(Dollars in thousands)		
Impaired loans (collateral-dependent)	$ 10,292	$ —	$ —	$ 10,292
Other real estate owned	2,492	—	—	2,492

	Fair Value	Fair Value Measurements at December 31, 2011 Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(Dollars in thousands)		
Impaired loans (collateral-dependent)	$ 17,180	$ —	$ —	$ 17,180
Other real estate owned	2,462	—	—	2,462

Loans for which it is probable that the Company will not collect all principal and interest due according to contractual terms are measured for impairment. Allowable methods for determining the amount of impairment include estimating fair value using the fair value of the collateral for collateral-dependent loans. If the impaired loan is identified as collateral-dependent, then the fair value method of measuring the amount of impairment is utilized. Impaired loans that are collateral-dependent are classified within Level 3 of the fair value hierarchy.

When the Bank determines a loan is collateral-dependent, the Bank's Asset Management Committee (*AMC*) obtains appraisals on the underlying collateral securing the loan. The Senior Credit Officer (*SCO*) reviews the appraisals for accuracy and consistency. Appraisers are selected from the list of approved appraisers maintained by the SCO with input from the Bank's Loan Committee. For purchased participation loans, management is dependent upon the lead bank to order and provide appraisals, which occasionally are broker's opinions.

In determining the estimated fair value of the real estate, senior liens such as unpaid and current real estate taxes and any perfected liens are subtracted from the appraised value. In addition, the Company generally applies a 10% discount to the current appraisal to allow for reasonable selling expenses, including sales commissions and closing costs.

Fair value measurements for impaired loans are performed pursuant to ASC 310-10, *Receivables,* and are measured on a non-recurring basis. Certain impaired loans were partially charged-off or re-evaluated during 2012. These impaired loans were carried at fair value as estimated using current and prior appraisals, discounting factors, the borrowers' financial results, estimated cash flows generated from the property, and other factors. The change in the fair value of impaired loans that were valued based upon Level 3 inputs was approximately $3.0 million and $12.1 million, respectively, for the years ended December 31, 2012 and 2011. These losses are not recorded directly as adjustments to current earnings or other comprehensive income (loss), but rather as a component in determining the overall adequacy of the allowance for loan losses. These adjustments to the estimated fair value of impaired loans may result in increases or decreases to the provision for loan losses recorded in future earnings.

The estimated fair value of other real estate owned is based on current or prior appraisals, less estimated costs to sell of 10%. Other real estate owned is classified within Level 3 of the fair value hierarchy. Appraisals of other real estate owned are obtained when the real estate is acquired and subsequently as deemed necessary by the AMC. The SCO reviews the appraisals for accuracy and consistency. Appraisers are selected from the list of approved appraisers maintained by the SCO with input from the Bank's Loan Committee. The reduction in fair value of other real estate owned was $2.0 million and $2.8 million, respectively, for the years ended December 31, 2012 and 2011. The changes were recorded as adjustments to current earnings through other real estate owned related expenses.

The following table sets forth quantitative information about unobservable inputs used in recurring and nonrecurring Level 3 fair value measurements at December 31, 2012 (dollars in thousands):

	Fair Value	Valuation Technique	Unobservable Inputs	Range (Weighted Averages)
Pooled trust preferred securities	$ 19,542	Consensus pricing*	Default assumptions Discount rates	Varies by security 42.4% - 83.4% (57.9%)
Impaired loans (collateral-dependent)	10,292	Market comparable properties	Marketability discount	10%
Other real estate owned	2,492	Market comparable properties	Marketability discount	10%

* Consensus pricing is provided by a widely used pricing source.

The value of the pooled trust preferred securities is determined using multiple pricing models or similar techniques from third-party sources as well as significant unobservable inputs such as judgment or estimations by the Company in the weighting of the models. The unobservable inputs used in the fair value measurement of the Company's investment in pooled trust preferred securities are offered quotes and comparability adjustments. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, changes in either of those inputs will not affect the other input.

The Company has the option to measure financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the *Fair Value Option*) according to ASC 825-10, *Financial Instruments*. The Company is not currently engaged in any hedging activities and, as a result, did not elect to measure any financial instruments at fair value under ASC 825-10.

Disclosure of fair value information about financial instruments for which it is practicable to estimate their value, whether or not recognized in the condensed consolidated statements of condition, is summarized below and identified within the fair value hierarchy at the dates indicated. The aggregate fair value amounts presented do not represent the underlying value of the Company.

	December 31, 2012			
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)			
Financial Assets:				
Cash and cash equivalents	$ 134,699	$ 134,699	$ —	$ —
Investment securities, available-for-sale	203,290	1	183,747	19,542
Investment securities, held-to-maturity	15,458	—	15,722	—
Loans receivable, net of allowance for loan losses	680,082	—	—	681,550
Loans held for sale	1,509	—	1,509	—
Federal Home Loan Bank stock	6,188	6,188	—	—
Interest receivable	2,528	—	2,528	—
Total financial assets	$ 1,043,754	$ 140,888	$ 203,506	$ 701,092
Financial Liabilities:				
Deposits	$ 965,791	$ 628,858	$ —	$ 293,237
Borrowed funds	50,562	—	53,360	—
Advance payments by borrowers	4,734	—	4,734	—
Interest payable	68	—	68	—
Total financial liabilities	$ 1,021,155	$ 628,858	$ 58,162	$ 293,237

	December 31, 2011	
	Carrying Amount	Fair Value
	(Dollars in thousands)	
Financial Assets:		
Cash and cash equivalents	$ 92,072	$ 92,072
Investment securities, available-for-sale	234,381	234,381
Investment securities, held-to-maturity	16,371	16,703
Loans receivable, net of allowance for loan losses	698,802	702,987
Loans held for sale	1,124	1,124
Federal Home Loan Bank stock	6,188	6,188
Interest receivable	3,011	3,011
Total financial assets	$ 1,051,949	$ 1,056,466
Financial Liabilities:		
Deposits	$ 977,424	$ 979,483
Borrowed funds	54,200	57,241
Advance payments by borrowers	4,275	4,275
Interest payable	90	90
Total financial liabilities	$ 1,035,989	$ 1,041,089

The carrying amount is the estimated fair value for cash and cash equivalents, accrued interest receivable and payable, and advance payments by borrowers. Investment security fair values are based on quotes received from a third-party pricing source and discounted cash flow analysis models. The fair value of Federal Home Loan Bank stock is based on its redemption value. The fair values for loans receivable are estimated using discounted cash flow analyses. Cash flows are adjusted for estimated prepayments, where appropriate, and are discounted using interest rates currently being offered by the Bank for loans with similar terms and collateral to borrowers of similar credit quality. The carrying amount of loans held for sale is the amount funded and approximates fair value due to the insignificant time between origination and date of sale.

The fair value of core deposits (checking, savings, and money market accounts) is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered by the Company for deposits of similar remaining maturities. The fair value of borrowed funds is estimated based on rates currently available to the Company for debt with similar terms and remaining maturities. The fair value of the Company's off-balance sheet instruments, including lending commitments, letters of credit, and credit enhancements, approximates their book value and is not included in the above table.

15. CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following are the condensed financial statements of CFS Bancorp, Inc., the parent company, as of December 31, 2012 and 2011 and for the three years ended December 31, 2012. These statements should be read in conjunction with the other Notes to Consolidated Financial Statements.

Condensed Statements of Condition

	December 31,	
	2012	2011
ASSETS	(Dollars in thousands)	
Cash on hand and in banks	$ 1,808	$ 2,444
Investment securities, available-for-sale	1	1
Investment in subsidiary	111,201	102,059
Other assets	192	183
Total assets	$ 113,202	$ 104,687
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accrued taxes and other liabilities	$ 1,380	$ 1,439
Total shareholders' equity	111,822	103,248
Total liabilities and shareholders' equity	$ 113,202	$ 104,687

Condensed Statements of Operations and Comprehensive Income (Loss)

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Interest income	$ 3	$ 5	$ 9
Non-interest expense	(697)	(847)	(1,302)
Net loss before income tax benefit and equity in undistributed earnings (loss) of subsidiary	(694)	(842)	(1,293)
Income tax benefit	267	329	475
Net loss before equity in undistributed earnings (loss) of subsidiary	(427)	(513)	(818)
Equity in undistributed earnings (loss) of subsidiary	5,092	(9,961)	4,278
Net income (loss)	4,665	(10,474)	3,460
Net change in unrealized gains (losses) on available-for-sale securities (net of tax of $3,694, $1,872, and $65, respectively)	4,038	1,024	(636)
Total comprehensive income (loss)	$ 8,703	$ (9,450)	$ 2,824

Condensed Statements of Cash Flows

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Operating activities:			
Net income (loss)	$ 4,665	$ (10,474)	$ 3,460
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:			
Equity in undistributed (earnings) loss of subsidiary	(5,092)	9,961	(4,278)
(Increase) decrease in other assets	(9)	(121)	646
Increase in other liabilities	237	158	212
Net cash provided by (used for) operating activities	(199)	(476)	40
Financing activities:			
Dividends paid on common stock	(437)	(437)	(436)
Net cash used for financing activities	(437)	(437)	(436)
Decrease in cash and cash equivalents	(636)	(913)	(396)
Cash and cash equivalents at beginning of year	2,444	3,357	3,753
Cash and cash equivalents at end of year	$ 1,808	$ 2,444	$ 3,357

16. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following reflects the consolidated results of operations on a quarterly basis:

	Year Ended December 31, 2012			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands except per share data)			
Interest income	$ 10,609	$ 10,532	$ 10,248	$ 9,943
Interest expense	1,686	1,588	1,399	1,301
Net interest income	8,923	8,944	8,849	8,642
Provision for loan losses	1,050	1,150	1,160	850
Net interest income after provision for loan losses	7,873	7,794	7,689	7,792
Non-interest income	2,824	2,643	3,032	3,510
Non-interest expense	10,207	8,542	8,969	9,082
Income before income tax expense	490	1,895	1,752	2,220
Income tax expense	—	541	493	658
Net income	$ 490	$ 1,354	$ 1,259	$ 1,562
Basic earnings per share	$ .05	$ .13	$ .12	$ .15
Diluted earnings per share	.05	.13	.12	.14
Dividends declared per common share	.01	—	.02	.01

	Year Ended December 31, 2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands except per share data)			
Interest income	$ 11,009	$ 11,216	$ 10,745	$ 10,734
Interest expense	2,156	2,033	1,896	1,768
Net interest income	8,853	9,183	8,849	8,966
Provision for loan losses	903	996	2,673	12,542
Net interest income (loss) after provision for loan losses	7,950	8,187	6,176	(3,576)
Non-interest income	2,455	4,542	3,320	2,534
Non-interest expense	9,967	11,071	9,186	10,893
Income (loss) before income tax expense (benefit)	438	1,658	310	(11,935)
Income tax expense (benefit)	(34)	425	(84)	638
Net income (loss)	$ 472	$ 1,233	$ 394	$ (12,573)
Basic earnings (loss) per share	$ .04	$ .12	$ .04	$ (1.17)
Diluted earnings (loss) per share	.04	.11	.04	(1.17)
Dividends declared per common share	.01	.01	.01	.01

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Management evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the effectiveness of its disclosure controls and procedures (as defined in Rules 13a-15(e) or 15(d)-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and regulations and are operating in an effective manner.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934, as amended) occurred during the quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with United States generally accepted accounting principles, and that receipts and expenditures of the Company are being made in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on its financial statements.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria for effective internal control over financial reporting described in the *Internal Control-Integrated Framework adopted by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*. Based on this assessment, management concludes that, as of December 31, 2012, the Company's internal control over financial reporting is effective.

ITEM 9B. OTHER INFORMATION

None.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required herein is incorporated by reference to the sections of the Registrant's proxy statement for its 2013 Annual Meeting of Shareholders, which will be filed not later than 120 days after December 31, 2012 (*Proxy Statement*), titled *Proposal 1 — Election of Directors, Director Nominees and Directors Continuing in Office, Executive Officers, Section 16(a) Beneficial Ownership Reporting Compliance, and Board Committees and Related Matters — Audit Committee.* Information related to the Company's Code of Conduct and Ethics is incorporated by reference from the Proxy Statement under the heading *Corporate Governance — Corporate Governance Guidelines and Code of Conduct and Ethics.*

ITEM 11. EXECUTIVE COMPENSATION

The information required herein is incorporated by reference to the sections of the Registrant's Proxy Statement titled *Executive Compensation* (including *Compensation Discussion and Analysis*), *and Director Compensation.*

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required herein by Item 403 of Regulation S-K is incorporated by reference to the section of the Registrant's Proxy Statement titled *Beneficial Ownership of Common Stock by Certain Shareholders.*

Securities Authorized for Issuance Under Equity Compensation Plans. The following table sets forth certain information for all equity compensation plans and individual compensation arrangements (whether with employees or non-employees, such as directors), under which equity securities of the Company are authorized for issuance at December 31, 2012.

Plan Category	Number of Shares to Be Issued Upon the Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options	Number of Shares Remaining Available for Future Issuance (Excluding Shares Reflected in the First Column)
Equity Compensation Plans Approved by Security Holders	528,532 (1)	$ 13.59 (2)	209,751 (3)
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	528,532	$ 13.59	209,751

(1) This amount includes 407,795 shares issuable upon the exercise of outstanding stock options and 120,737 shares of restricted stock that have been issued but not yet earned or vested.

(2) Only outstanding stock options are included in this price. The outstanding restricted shares are not included in the weighted-average exercise price because these shares do not have an exercise price.

(3) This amount represents the total number of shares available for issuance in the future pursuant to stock options and other stock-based awards under the 2008 Omnibus Equity Incentive Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required herein is incorporated by reference to the sections of the Registrant's Proxy Statement titled *Corporate Governance — Director Independence* and *Related Party Transactions.*

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required herein is incorporated by reference to the section of the Registrant's Proxy Statement titled *Fees Paid to the Independent Registered Public Accounting Firm.*

PART IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this Report:

(1) The following consolidated financial statements of the Company are filed with this Form 10-K under Item 8:

(2) All schedules for which provision is made in the applicable accounting rules and regulations of the SEC are omitted because they are either not applicable or the required information is included in the Consolidated Financial Statements or notes thereto.

(3) The following exhibits are filed as part of this Form 10-K or are incorporated herein by reference:

3.1	Articles of Incorporation of CFS Bancorp, Inc. (1)
3.2	Amended and Restated Bylaws of CFS Bancorp, Inc. (2)
4.0	Form of Stock Certificate of CFS Bancorp, Inc. (3)
10.1*	CFS Bancorp, Inc. Amended and Restated 1998 Stock Option Plan (4)
10.2*	CFS Bancorp, Inc. Amended and Restated 1998 Recognition and Retention Plan and Trust Agreement (4)
10.3*	CFS Bancorp, Inc. 2003 Stock Option Plan (5)
10.4*	Amended and Restated Supplemental ESOP Benefit Plan of CFS Bancorp, Inc. and Citizens Financial Services, FSB (6)
10.5*	CFS Bancorp, Inc. Directors' Deferred Compensation Plan (6)
10.6*	CFS Bancorp, Inc. 2008 Omnibus Equity Incentive Plan (7)
10.7*	Employment Agreement entered into between CFS Bancorp, Inc., Citizens Financial Bank, and Daryl D. Pomranke (8)
10.8*	CFS Bancorp, Inc. 2010 Performance-based Cash Incentive Compensation Program (9)
10.9*	CFS Bancorp, Inc. 2009 Service Retention Program Agreement (10)
10.10*	Form of Indemnification Agreement, dated June 15, 2009, by and between CFS Bancorp, Inc. and each of Gene Diamond and Frank D. Lester (11)
10.11	Indemnification Agreement, dated June 15, 2009, by and between CFS Bancorp, Inc. and Lawrence T. Toombs (11)
10.12*	Change in Control Agreement between Citizens Financial Bank and Dale S. Clapp (8)
10.13*	Change in Control Agreement between Citizens Financial Bank and Daniel J. Zimmer (8)
10.14*	CFS Bancorp, Inc. and Citizens Financial Bank Compensation Clawback Policy (12)
10.15*	Change in Control Agreement between CFS Bancorp, Inc., Citizens Financial Bank, and Jerry A. Weberling (13)
10.16*	Employment Agreement entered into between CFS Bancorp, Inc., Citizens Financial Bank, and Jerry A. Weberling (14)
10.17*	Retirement Agreement by and among CFS Bancorp, Inc., Citizens Financial Bank, and Thomas F. Prisby (15)
10.18*	Form of Non-qualified Stock Option Award Agreement (16)
10.19*	Form of Service-based Restricted Stock Award Agreement (16)
10.20*	Form of Performance-based Restricted Stock Award Agreement (16)
21.1	Subsidiaries of CFS Bancorp, Inc.
23.0	Consent of BKD, LLP
31.1	Rule 13a-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a) Certification of Chief Financial Officer
32.0	Section 1350 Certifications
101.0	The following financial statements from the CFS Bancorp, Inc. Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 4, 2013, formatted in Extensive Business Reporting Language (XBRL): (i) Consolidated Statements of Condition, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income (Loss), (iv) Consolidated Statements of Changes in Shareholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements (17)

---

(1) Incorporated by Reference to the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders filed with the SEC on March 25, 2005.

(2) Incorporated by Reference to the Company's Form 8-K filed with the SEC on December 17, 2010.

(3) Incorporated by Reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 15, 2007.

(4) Incorporated by Reference to the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders filed with the SEC on March 23, 2001.

(5) Incorporated by Reference to the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders filed with the SEC on March 31, 2003.

(6) Incorporated by Reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 16, 2005.

(7) Incorporated by Reference to the Company's Registration Statement on Form S-8 filed with the SEC on March 6, 2012 (File No. 333-179939).

(8) Incorporated by Reference to the Company's Form 8-K filed with the SEC on December 30, 2009.
(9) Incorporated by Reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed with the SEC on April 28, 2010.
(10) Incorporated by Reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the SEC on May 4, 2009.
(11) Incorporated by Reference to the Company's Form 8-K filed with the SEC on June 19, 2009.
(12) Incorporated by Reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC on February 28, 2011.
(13) Incorporated by Reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the SEC on July 28, 2010.
(14) Incorporated by Reference to the Company's Form 8-K filed with the SEC on February 23, 2011.
(15) Incorporated by Reference to the Company's Form 8-K filed with the SEC on December 19, 2011.
(16) Incorporated by Reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 6, 2012.
(17) As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

* Indicates management contract or compensatory plan or arrangement required to be filed as an exhibit to this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CFS BANCORP, INC.

Date: March 4, 2013

By: /s/ DARYL D. POMRANKE
DARYL D. POMRANKE
President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Daryl D. Pomranke and Jerry A. Weberling, and each of them, the true and lawful attorney-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place, and stead of the undersigned, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully as to all intents and purposes as each of the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ DARYL D. POMRANKE DARYL D. POMRANKE	President and Chief Executive Officer (principal executive officer)	March 4, 2013
/s/ JERRY A. WEBERLING JERRY A. WEBERLING	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	March 4, 2013
/s/ ROBERT R. ROSS ROBERT R. ROSS	Chairman of the Board	March 4, 2013
/s/ GREGORY W. BLAINE GREGORY W. BLAINE	Director	March 4, 2013
/s/ GENE DIAMOND GENE DIAMOND	Director	March 4, 2013
/s/ JOHN W. PALMER JOHN W. PALMER	Director	March 4, 2013
/s/ JOYCE M. SIMON JOYCE M. SIMON	Director	March 4, 2013

CERTIFICATION

I, Daryl D. Pomranke, President and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of CFS Bancorp, Inc. (the "Registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;
4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and
5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

/s/ DARYL D. POMRANKE

DARYL D. POMRANKE

President and Chief Executive Officer

Date: March 4, 2013

EXHIBIT 31.2

CERTIFICATION

I, Jerry A. Weberling, Executive Vice President and Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of CFS Bancorp, Inc. (the "Registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;
4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and
5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

/s/ JERRY A. WEBERLING

JERRY A. WEBERLING
Executive Vice President and Chief Financial Officer

Date: March 4, 2013

EXHIBIT 32.0

SECTION 1350 CERTIFICATIONS

I, Daryl D. Pomranke, President and Chief Executive Officer, and Jerry A. Weberling, Executive Vice President and Chief Financial Officer, of CFS Bancorp, Inc. (the "Company"), hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1) The Annual Report on Form 10-K of the Company for the year ended December 31, 2012 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C 78m(a) or 78o(d); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ DARYL D. POMRANKE
DARYL D. POMRANKE
President and Chief Executive Officer

Date: March 4, 2013

By: /s/ JERRY A. WEBERLING
JERRY A. WEBERLING
Executive Vice President and Chief Financial Officer

Date: March 4, 2013

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act has been provided to CFS Bancorp, Inc. and will be retained by CFS Bancorp, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.